Use these links to rapidly review the document
TABLE OF CONTENTS
TABLE OF CONTENTS 2

Exhibit 99.1

Preliminary and Subject to Completion, dated August 9, 2016

                    , 2016

Dear Stockholder of HCP, Inc.:

        We are pleased to inform you that the board of directors of HCP, Inc. ("HCP") has unanimously approved a plan to spin off HCP's HCR ManorCare, Inc. ("HCRMC") portfolio and certain other properties, through a distribution of its interests in Quality Care Properties, Inc. ("QCP"). We have decided to pursue this transaction to create two separate companies because we believe HCP and QCP each will be better positioned to grow and create stockholder value as independent companies.

        HCP's board of directors believes that the spin-off will improve HCP's portfolio quality and growth profile across our senior housing, life science and medical office segments, which will provide us with sector-leading private-pay revenue sources and increase the stability and growth profile of HCP's portfolio income. Once the spin-off is completed, we intend to accelerate our focus on accretive investment growth by capitalizing on existing partnerships and expanding into new relationships, as we expect to have a lower cost of capital due to improved quality and tenant diversification across our real estate portfolio. Following completion of the spin-off, our diversified portfolio is expected to consist of more than 850 properties.

        Following completion of the transaction, QCP is expected to be an independent, publicly-traded, self-managed and self-administered company and one of the nation's largest actively-managed real estate companies focused on post-acute/skilled nursing and memory care/assisted living properties. QCP will be led by an independent management team with deep experience in real estate and healthcare, and it expects to qualify as a real estate investment trust. QCP's primary tenant will be a subsidiary of HCRMC, one of the nation's largest providers of post-acute, memory care and hospice services.

        The spin-off will be completed through a pro rata distribution of all outstanding shares of QCP common stock to HCP stockholders of record as of the close of business on                    , 2016, the record date for the spin-off. Each HCP stockholder will receive one share of QCP common stock for every            shares of HCP common stock held on the record date. The number of HCP shares you own will not change as a result of the spin-off. QCP intends to apply to list its common stock on the New York Stock Exchange under the symbol "            ." HCP common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "HCP."

        As more specifically described in the enclosed information statement, the distribution of QCP common stock will not qualify as a tax-free spin-off. Nevertheless, for stockholders with sufficient tax basis in their HCP common stock and that hold their HCP common stock for the entire taxable year of HCP in which the spin-off occurs, the net effect of the spin-off is that the distribution is expected to be treated as a return of capital not subject to tax.

        No vote of HCP's stockholders is required in connection with the spin-off. You do not need to make any payment, surrender or exchange your shares of HCP common stock or take any other action to receive your shares of QCP common stock.

        The enclosed information statement, which is being made available to all HCP stockholders, describes the spin-off in detail and contains important information about QCP and its business. We urge you to read the information statement in its entirety.

        We want to thank you for your continued support of HCP, and we look forward to your support of QCP in the future.

Sincerely,
Michael D. McKee Chairman of the Board, President and Chief Executive Officer

Quality Care Properties, Inc.

                    , 2016

Dear Future Stockholder of Quality Care Properties:

        It is our pleasure to welcome you as a future stockholder of our company, Quality Care Properties, Inc. ("QCP"). Following the distribution of all of the outstanding shares of QCP common stock owned by HCP, Inc. ("HCP") to its stockholders, QCP is expected to be an independent, publicly-traded, self-managed and self-administered company. QCP also is expected to be one of the nation's largest actively-managed real estate companies focused on post-acute/skilled nursing and memory care/assisted living properties. QCP will elect to be treated as a real estate investment trust.

        Following the spin-off, QCP's portfolio will be composed of geographically diverse properties, with a private-pay component. It will be operated primarily by a subsidiary of HCR ManorCare, Inc. ("HCRMC"), one of the nation's largest providers of post-acute, memory care and hospice services, and will represent substantially all of the real estate operated by HCRMC.

        QCP will have a flexible capital structure and long-term business model, allowing the company to deploy a wider array of strategies than generally would have been suitable for HCP. We've recruited dedicated and experienced executives to help run the new company and strongly believe that QCP will be well-positioned to actively manage its large-scale, geographically diverse portfolio through the ongoing healthcare industry headwinds and take advantage of favorable long-term industry trends to maximize value for our stockholders.

        QCP's portfolio will initially be composed of, as of June 30, 2016, 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties and a surgical hospital, collectively comprising approximately 39,700 available beds/units, and an 88,000 square foot medical office building, across 30 states. The portfolio includes 249 post-acute/skilled nursing properties and 61 memory care/assisted living properties that will continue to be operated by the subsidiary of HCRMC under its existing triple-net, single master lease guaranteed by HCRMC.

        The consummation of the Spin-Off itself will not result in any changes to the HCRMC master lease. QCP will have the right to receive payment of the $257.5 million deferred rent obligation due from the lessee under the master lease as of June 30, 2016, and will own HCP's approximately 9% equity interest in HCRMC. QCP's remaining 28 properties are, and are expected to continue to be, leased, on a triple-net basis, to other national and regional operators and other tenants unaffiliated with HCRMC.

        We invite you to learn more about QCP and its business by reviewing the enclosed information statement in its entirety. We are excited by our future prospects, and look forward to your support as a holder of our common stock.

Sincerely,
Mark Ordan Chief Executive Officer

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated August 9, 2016

INFORMATION STATEMENT

Quality Care Properties, Inc.†

Common Stock
(Par Value $0.01 Per Share)

         This information statement is being furnished in connection with a pro rata distribution (the "Spin-Off") by HCP, Inc. ("HCP") to its stockholders of all of the outstanding shares of common stock of Quality Care Properties, Inc. ("QCP") (formerly HCP SpinCo, Inc.). At the completion of the Spin-Off, QCP will own, through certain of its subsidiaries, as of June 30, 2016, 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties, a surgical hospital and a medical office building, including 17 non-strategic properties held for sale (collectively, the "Properties"). HCP leases 249 of QCP's post-acute/skilled nursing properties and 61 of QCP's memory care/assisted living properties (collectively, the "HCRMC Properties") on a triple-net basis to, and the HCRMC Properties are operated by, HCR ManorCare, Inc. ("HCRMC") through its wholly-owned subsidiary, HCR III Healthcare, LLC ("HCR III"), under a master lease and security agreement (as amended and supplemented from time to time, the "Master Lease"). The consummation of the Spin-Off itself will not result in any changes to the Master Lease. All of HCR III's obligations under the Master Lease are guaranteed by HCRMC. QCP will also have the right to receive payment of the deferred rent obligation due from HCRMC under the Master Lease and will own HCP's approximately 9% equity interest in HCRMC. QCP's remaining 28 properties are, and are expected to continue to be, leased, on a triple-net basis, to other national and regional operators and other tenants unaffiliated with HCRMC.

         You will receive one share of QCP common stock for every            shares of HCP common stock held of record by you as of the close of business on                    , 2016 (the "record date"). You will receive cash in lieu of any fractional shares of QCP common stock which you would have otherwise received. The date on which the shares of QCP common stock will be distributed to you (the "distribution date") is expected to be                    , 2016. After the Spin-Off is completed, QCP will be an independent, publicly-traded, self-managed and self-administered company.

         No vote of HCP's stockholders is required in connection with the Spin-Off. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of HCP common stock or take any other action to receive your shares of QCP common stock.

         There is no current trading market for QCP common stock. We anticipate that a limited market, commonly known as a "when-distributed" trading market, will develop at some point following the record date and prior to the distribution date, and that "regular-way" trading in shares of QCP common stock will begin on the first trading day following the distribution date. If trading begins on a "when-distributed" basis, you may purchase or sell QCP common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We intend to apply to list QCP's common stock on the New York Stock Exchange ("NYSE") under the symbol "            ." As discussed under "The Spin-Off—Listing and Trading of Our Shares," if you sell your HCP common stock in the "due-bills" market after the record date and before the distribution date, you will also be selling your right to receive shares of QCP common stock in connection with the Spin-Off. However, if you sell your HCP common stock in the "ex-distribution" market after the record date and before the distribution date, you will still receive shares of QCP common stock in the Spin-Off.

         QCP will elect to be subject to tax as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2016. To assist QCP in qualifying as a REIT, among other purposes, QCP's charter will contain certain restrictions relating to the ownership and transfer of its stock, including a provision generally restricting stockholders from owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of QCP's common stock or more than 9.8% in direct or indirect ownership of the voting shares of QCP stock, without the prior consent of QCP's board of directors. See "Description of Our Capital Stock—Restrictions on Transfer and Ownership of QCP Stock."

         QCP is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and, as such, is allowed to provide in this information statement more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the Investor Protection and Securities Reform Act of 2010 for limited periods. See "Summary—Emerging Growth Company Status."

         In reviewing this information statement, you should carefully consider the matters described under "Risk Factors" beginning on page 24.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

         This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

         HCP, Inc. first mailed this information statement to its stockholders on or about                    , 2016.

The date of this information statement is                    , 2016.

†
We were formerly named HCP SpinCo, Inc. As of June 22, 2016, we changed our name to Quality Care Properties, Inc.

i

 SUMMARY

        The following is a summary of material information included in this information statement. This summary may not contain all of the details concerning the Spin-Off or other information that may be important to you. To better understand the Spin-Off and QCP's business, you should carefully review this entire information statement.

        Unless the context otherwise requires, any references in this information statement to "we," "our," "us," the "Company" and "QCP" refer to Quality Care Properties, Inc. and its consolidated subsidiaries. References in this information statement to (i) "HCP" generally refer to HCP, Inc. and its consolidated subsidiaries (other than QCP and its consolidated subsidiaries after the Spin-Off), (ii) "United States" or "U.S." refers to the United States of America, and (iii) our "charter" refers to our amended and restated charter that will govern the rights of holders of our common stock upon the consummation of the Spin-Off, in each case unless otherwise indicated or the context otherwise requires.

        This information statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-Off and the related transactions contemplated to occur prior to or contemporaneously with the Spin-Off will be consummated as contemplated by this information statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated.

        You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations as required by applicable law. In particular, a number of matters contained in this information statement relate to agreements or arrangements that have not yet been finalized and expectations of what may occur. Prior to the Spin-Off, it is possible that these agreements, arrangements and expectations may change.

Our Company

        On May 9, 2016, the board of directors of HCP announced its plan to spin off (the "Spin-Off") HCP's HCR ManorCare, Inc. ("HCRMC") portfolio and certain other properties into an independent, publicly-traded company that will elect to be treated as a real estate investment trust ("REIT"). QCP will be a self-managed and self-administered REIT and one of the nation's largest actively-managed real estate companies focused on post-acute/skilled nursing and memory care/assisted living properties. As of June 30, 2016, QCP's portfolio included 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties, a surgical hospital and a medical office building ("MOB"), including 17 non-strategic properties held for sale (collectively, the "Properties"). We believe that the creation of a stand-alone company with a focused management team and a flexible capital structure and business model will position QCP to address the ongoing changes in the post-acute/skilled nursing industry and create attractive risk-adjusted returns and maximize stockholder value over time.

        HCRMC, one of the nation's largest providers of post-acute, memory care and hospice services, is our primary tenant. As of June 30, 2016, 249 of our post-acute/skilled nursing properties and 61 of our memory care/assisted living properties (collectively, the "HCRMC Properties"), are leased by HCP to HCR III Healthcare, LLC ("HCR III"), a wholly-owned subsidiary of HCRMC, under a master lease and security agreement (as amended and supplemented from time to time, the "Master Lease"). The HCRMC Properties account for nearly all of QCP's real estate portfolio and substantially all of the properties where HCRMC delivers its facility-based services. The Master Lease is structured as a triple-net lease, in which HCR III, either directly or through its affiliates and sublessees, currently operates and manages, and after the Spin-Off is expected to continue to operate and manage, the HCRMC Properties. All obligations under the Master Lease are, and following the Spin-Off will continue to be, guaranteed by HCRMC, and the Master Lease will not be amended or modified as a result of the Spin-Off. See "—HCRMC Overview" for a discussion of HCRMC's business. The

HCRMC Properties include 17 non-strategic properties that are in the process of being divested. We will receive all the proceeds from the divestitures. As of the date of this information statement, contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 non-strategic properties. We expect seven of the 17 non-strategic properties to be sold by the end of 2016 and the remaining 10 to be sold in the first quarter of 2017. QCP's remaining 28 properties (the "non-HCRMC Properties") are, and following the Spin-Off are expected to continue to be, leased on a triple-net basis to other national and regional operators and other tenants unaffiliated with HCRMC (together with the Master Lease, collectively, the "Leases").

        Following the Spin-Off, QCP will be led by a dedicated management team with a collective track record of active management of large-scale healthcare operations and real estate portfolio management, large company workouts in both healthcare and REIT environments, and successfully launching and managing a public spin-off. Mark Ordan, a healthcare and real estate industry veteran, and currently a consultant to HCP, will be QCP's Chief Executive Officer; Greg Neeb will be QCP's President and Chief Investment Officer; and C. Marc Richards will be QCP's Chief Financial Officer. These three executives have worked together previously in various management capacities, including at Washington Prime Group Inc., Sunrise Senior Living, and The Mills Corporation. Most recently, Messrs. Ordan and Richards worked together at Washington Prime Group Inc., while Messrs. Ordan, Neeb and Richards worked together at Sunrise Senior Living and The Mills Corporation. Our executive compensation and incentive arrangements will be designed to motivate the QCP management team to successfully execute our business strategy. In addition, HCP will provide certain interim transitional support to QCP via a Transition Services Agreement after completion of the Spin-Off.

        We expect our revenues to be derived primarily from the Master Lease. As of June 30, 2016, under the terms of the Master Lease, HCRMC is obligated to pay us annualized cash rent of $466 million, after giving effect to the 3% annual fixed escalator that began in April 2016, and before giving effect to the full impact from the pending non-strategic property sales, which were previously announced by HCP. Of the $466 million annualized cash rent, $396 million is associated with post-acute/skilled nursing properties and $70 million is associated with memory care/assisted living properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Transaction Overview" and "Business and Properties—Properties—Master Lease with HCRMC" for additional details regarding the Master Lease. We also will have the right to receive payment of the deferred rent obligation due from HCRMC under the Master Lease, which totaled $257.5 million as of June 30, 2016 (the "Deferred Rent Obligation"), and we will own HCP's approximately 9% equity interest in HCRMC. In addition, as of June 30, 2016, our annualized rental and related revenues (excluding tenant recoveries) from the non-HCRMC Properties totaled $27 million.

        We will elect to be treated as a REIT commencing with our initial taxable year ending December 31, 2016. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income. See "U.S. Federal Income Tax Considerations."

HCRMC Overview

        HCRMC, collectively with its subsidiaries, is a leading national healthcare services provider, with over 50,000 employees, that owns and operates skilled nursing and rehabilitation centers, assisted living facilities, memory care facilities, hospice and home health agencies, and outpatient rehabilitation clinics. As of December 31, 2015, its long-term care business operated in 324 centers in 26 states, including 28 non-strategic properties held for sale, with 66% located in Pennsylvania, Ohio, Michigan, Florida, and Illinois. As of December 31, 2015, HCRMC offered hospice and home health services through 108 offices located in 23 states, and offered rehabilitation therapy services in 49 outpatient therapy clinics and a variety of other settings, including skilled nursing centers, schools, and hospitals. HCRMC has invested over $370 million in capital expenditures during the four year period ended December 31, 2015.

        For the year ended December 31, 2015, HCRMC generated $4.1 billion in total revenues consisting of 85% from long-term care, including its post-acute/skilled nursing and memory care/assisted living businesses, and 15% from hospice, home health and rehabilitation services.

        HCRMC's two primary business segments, as of December 31, 2015, were as follows:

  Long-Term Care

        HCRMC's long-term care segment includes the operation of post-acute/skilled nursing centers, memory care facilities and assisted living facilities. HCRMC focuses on providing high-quality post-acute care to patients. Post-acute care patients often require intensive rehabilitation therapy in order to maximize their recoveries. Services rendered to them are typically reimbursed by Medicare, managed care or other insurance, which generally provide higher reimbursement rates than Medicaid. As a result of HCRMC's focus on high acuity patients, for the twelve months ended June 30, 2016, HCRMC's post-acute/skilled nursing portfolio had a skilled mix of 51.3% (consisting of 32.6% related to Medicare and 18.7% related to managed care, based on revenues), and a quality mix (representing total non-Medicaid revenues) of 61.6%.

        As of June 30, 2016, the 249 HCRMC post-acute/skilled nursing properties to be owned by QCP were located across 25 states, and approximately 67% of the properties were located in Pennsylvania, Ohio, Michigan, Florida and Illinois. HCRMC operates its post-acute/skilled nursing businesses under the Heartland and ManorCare Health Services brands.

        HCRMC primarily operates its memory care/assisted living properties as stand-alone properties, as well as separate units within some of the post-acute/skilled nursing properties. These business lines are dedicated to providing residents with personal care services and assistance with activities of daily living as well as, if applicable, dementia care.

        As of June 30, 2016, the 61 HCRMC memory care/assisted living properties to be owned by QCP were located across 12 states. Approximately 85% of these properties were stand-alone memory care/assisted living properties, operated under the Arden Courts brand, providing care focused on residents who are suffering from Alzheimer's disease and other forms of dementia. The remaining facilities provide assisted and independent living services.

  Hospice and Home Health

        As of December 31, 2015, HCRMC provided hospice and home health services in 108 offices in 23 states, covering many of the markets served by HCRMC's post-acute/skilled nursing properties. From 2012 to 2015, the revenues and operating margin from this segment have grown, on a compound annual basis, by 3.0% and 3.6%, respectively.

Impact of Industry Trends on HCRMC and Recent Events Specific to HCRMC

        HCRMC, along with other post-acute/skilled nursing operators, has been and continues to be adversely impacted by a challenging operating environment in the post-acute/skilled nursing sector, which has put downward pressure on revenues and operating income. Ongoing trends in the post-acute/skilled nursing sector include, but are not limited to the following:

  •
  A shift away from a traditional fee-for-service model towards new managed care models, which base reimbursement on patient outcome measures;

  •
  Increased penetration of Medicare Advantage plans (i.e., managed Medicare), which has reduced reimbursement rates, average length of stay and average daily census, particularly for higher acuity patients;

  •
  Increased competition from alternative healthcare services such as home health agencies, life care at home, community-based service programs, senior housing, retirement communities and convalescent centers; and

  •
  Increased regulatory scrutiny on government reimbursements.

        In addition to the industry trends, HCRMC's recent performance has been impacted by the following:

  •
  HCRMC's exit from 50 non-strategic properties, of which 33 have been completed since July 2015; and

  •
  In April 2015, the U.S. Department of Justice ("DOJ") filed a civil complaint against HCRMC for alleged false claims related to Medicare reimbursement. HCRMC continues to defend against the complaint and is incurring associated legal and regulatory defense costs, which in 2015 were $9 million.

        Due to the headwinds facing the broader post-acute/skilled nursing industry and HCRMC, including the continued reduction in revenues per admission and shorter length of patient stays, HCRMC's performance continued to deteriorate in 2015. The decline accelerated during the second half of the year, driven, in part, by disruptions from exiting the non-strategic properties. As a result, despite revised Master Lease obligations from the lease amendment effective April 2015 reducing annual rent from $541 million to $473 million, and non-strategic property sales, HCRMC's normalized fixed charge coverage stood at 1.03x for the 12-month period ended June 30, 2016, compared to 1.11x for the 12-month period ended June 30, 2015. HCRMC's facility EBITDAR (defined as earnings before interest, taxes, depreciation and amortization, and rent) cash flow coverage ratio was 0.82x and 0.87x for the trailing 12 months ended June 30, 2016, and June 30, 2015, respectively. Market rents for post-acute/skilled nursing facilities typically allow for rent coverage ratios of 1.25x to 1.35x and for memory care/assisted living facilities of 1.05x to 1.15x. For additional information regarding HCRMC's exit from the 50 non-strategic properties, the Master Lease amendment effective April 2015 and HCRMC's recent performance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Transaction Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Recent Developments."

        While we expect the post-acute/skilled nursing operating environment to remain challenging in the near-term, we believe that healthcare service providers, such as HCRMC, and healthcare real estate owners, such as QCP, that are able to successfully navigate through the current challenges will benefit from the long-term positive fundamentals of the post-acute/skilled nursing sector, including: (i) an aging population, (ii) expected increases in aggregate skilled nursing expenditures and (iii) supply constraints in the skilled nursing sector due to certificate of need requirements and other barriers to entry. HCRMC also benefits from operating in the memory care/assisted living and hospice and home health sectors, which we believe have favorable near- and long-term fundamentals, due in part to growing demand for Alzheimer's and other dementia care services. See "Business and Properties—Post-Acute/Skilled Nursing Industry Overview" and "Business and Properties—Memory Care/Assisted Living Industry Overview" for a discussion of healthcare trends in the post-acute/skilled nursing and memory care/assisted living sectors.

Overview of the Spin-Off

        On May 9, 2016, the board of directors of HCP announced its plan to separate HCP's business into two separate and independent publicly-traded companies:

  •
  HCP, which will increase its focus on its existing core growth businesses of senior housing, life science and medical office properties; and

  •
  QCP, which will own and lease, on a triple-net basis, properties in the post-acute/skilled nursing and assisted living sectors and potentially other sectors in the healthcare industry. The consummation of the Spin-Off itself will not result in any changes to the Master Lease.

        HCP will accomplish the separation by transferring to QCP the equity of entities that hold both the Properties and the Deferred Rent Obligation in exchange for cash of approximately $             billion and all of the outstanding shares of our common stock, and then distributing all of those shares to its stockholders in a pro rata distribution. QCP will also own HCP's approximately 9% equity interest in HCRMC.

        Effective immediately upon the Spin-Off, we will enter into agreements with HCP that set forth the relationship between us and HCP, principally relating to transition, tax, employee and other matters resulting from the Spin-Off. Other than as provided in those agreements, we do not anticipate having any substantive continuing relationship with HCP following the Spin-Off. See "Our Relationship with HCP Following the Spin-Off."

        HCP will effect the Spin-Off by distributing to its stockholders one share of our common stock for every            shares of HCP common stock held at the close of business on                     , 2016, the record date for the Spin-Off. HCP's stockholders will receive cash in lieu of any fractional shares of our common stock which they would have otherwise received. We expect the shares of our common stock to be distributed by HCP on or about                    , 2016.

        The Spin-Off is subject to the satisfaction or waiver by HCP of a number of conditions. See "The Spin-Off—Conditions to the Spin-Off." In addition, HCP's board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off or any related transaction at any time prior to the distribution date.

Organizational Structure

        The following chart depicts a simplified graphical representation of the relevant portion of HCP's corporate structure, including QCP, prior to the internal reorganization and QCP's corporate structure after the Spin-Off:

Reasons for the Spin-Off

        Since HCP's acquisition of the HCRMC real estate portfolio in 2011, HCRMC has remained HCP's largest tenant, representing approximately 23% of HCP's portfolio income for the six month period ended June 30, 2016. HCRMC's operating performance has been negatively affected by the challenging operating environment in the post-acute/skilled nursing industry and, as a result, has continued to deteriorate, resulting in declining coverage under the Master Lease, as summarized in "—Impact of Industry Trends on HCRMC and Recent Events Specific to HCRMC" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Recent Developments." The ongoing reimbursement model changes that have impacted HCRMC's performance are expected to continue in the near-term, which, combined with HCP's outstanding tenant concentration in HCRMC, likely will continue to weigh on HCP's portfolio performance, cost of capital and ability to grow. While HCP believes that the post-acute/skilled nursing sector in which HCRMC operates will remain an integral part of the continuum of care, HCP also recognizes that additional time and flexibility are warranted to best resolve these near-term challenges. As a result, HCP's board of directors believes that separating the QCP business and assets from the remainder of HCP's businesses and assets is in the best interests of HCP and its stockholders for a number of reasons, including the following:

  •
  Creates two separate companies which better focuses the inherent strengths of each company.  As two independent companies, HCP and QCP will be able to focus on their respective inherent strengths and will have an enhanced ability to maximize value for their respective stockholders. HCP's portfolio quality and growth profile will improve significantly with 94% of its annualized pro forma portfolio income diversified across senior housing, life science and medical office properties. These sectors provide HCP with private-pay revenue sources and enhance the stability and growth characteristics of HCP's portfolio income. QCP's assets will be composed of the HCRMC Properties, the Deferred Rent Obligation and an approximately 9% equity interest in HCRMC, as well as the non-HCRMC Properties. QCP's mission is to maximize the value embedded in its assets.

  •
  Enables HCP to accelerate its focus on accretive investment growth.  We believe HCP's cost of capital will benefit from its improved portfolio quality discussed above and reduced tenant concentration, allowing HCP to focus on generating accretive investment growth with existing and new operating partners.

  •
  Better positions QCP to realize the long-term value creation potential of the HCRMC Properties in a manner that would not be consistent with HCP's business model.  The HCRMC Properties represent a large-scale, geographically diversified portfolio of post-acute/skilled nursing and memory care/assisted living properties that QCP will be able to actively manage to create value for its stockholders. With a more narrowly focused portfolio of assets, QCP will have the flexibility to deploy a wider array of strategies than would generally be suitable for HCP and, as a result, will be positioned to address the ongoing changes in the post-acute/skilled nursing industry.

  •
  Provides QCP with a dedicated management team with relevant experience and incentives aligned with stockholders.  QCP will have a management team, led by Mark Ordan, whose focus will be solely on the QCP assets. The management team has a collective track record of active management of large-scale healthcare operations and real estate portfolio management, large company workouts in both healthcare and REIT environments, and successfully launching and managing a public spin-off. QCP's executive compensation and incentive arrangements will be designed to motivate its management team to successfully execute QCP's business strategy.

Our Relationship with HCP

        After the Spin-Off, QCP will be a separate and independent publicly-traded, self-managed and self-administered company and will elect to be treated as a REIT for its initial taxable year ending December 31, 2016. HCP intends to maintain its REIT status as a separate and independent publicly-traded company, and will continue to invest in a diverse portfolio of properties serving the healthcare industry.

        To set forth our relationship from and after the Spin-Off, we and HCP will enter into, among other arrangements: (1) a separation and distribution agreement setting forth the mechanics of the Spin-Off and certain organizational matters (the "Separation and Distribution Agreement"), (2) an agreement relating to tax matters (the "Tax Matters Agreement"), (3) an agreement pursuant to which HCP will provide certain administrative and support services to us on a transitional basis (the "Transition Services Agreement"), and (4) an agreement relating to employee matters (the "Employee Matters Agreement"). See "Our Relationship with HCP Following the Spin-Off."

Strengths

        QCP will own one of the largest post-acute/skilled nursing and memory care/assisted living real estate portfolios in the United States and is expected to have the necessary structure, management and strategy to create stockholder value.

  •
  Dedicated management team with relevant experience and incentives aligned with stockholders.  QCP's management team will include Mark Ordan, Chief Executive Officer, Greg Neeb, President and Chief Investment Officer, and C. Marc Richards, Chief Financial Officer, whose focus will be solely on the QCP assets. The management team has a collective track record of active management of large-scale healthcare operations and real estate portfolio management, large company workouts in both healthcare and REIT environments, and successfully launching and managing a public spin-off. QCP's executive compensation and incentive arrangements will be designed to motivate its management team to successfully execute QCP's business strategy.

  •
  Diverse real estate portfolio.  QCP's real estate portfolio, with properties in 30 states, provides significant geographic diversification and reduces QCP's risk exposure associated with any single state. QCP's properties are strategically clustered, creating regional critical mass and operational efficiency. Furthermore, 61 of the HCRMC Properties, as of June 30, 2016, were predominately private-pay memory care properties, representing approximately 15% of annualized cash rent under the Master Lease. These properties provide payor mix diversity and reduce exposure of the overall portfolio to government reimbursement.

  •
  Relationship with HCRMC, an established healthcare operator.  HCRMC is one of the largest providers in the United States of short-term post-acute/skilled nursing services, as well as, dedicated memory care and hospice and home health services. HCRMC delivers quality care across more than 2,000 hospital systems and over 250 managed care organizations. HCRMC has a diversified business mix across its primary business segments: (i) long-term care (including post-acute/skilled nursing and memory care/assisted living); and (ii) hospice and home health.

  •
  Master lease with credit support.  The Master Lease with HCRMC represents substantially all of HCRMC's post-acute/skilled nursing and memory care/assisted living properties, and provides a full corporate guarantee, which provides QCP with additional credit support from HCRMC's higher-growth hospice and home health business.

  •
  Flexible business model to achieve maximum value for our stockholders.  While QCP intends to qualify as a REIT, it will have the flexibility to change its business model and/or corporate structure to suit the optimal long-term solution for the HCRMC Properties. HCRMC represented approximately 94% of QCP's total revenues for the six months ended June 30, 2016, and we believe engaging with one major tenant provides us greater flexibility to reposition our real estate portfolio or shift our business model.

  •
  Favorable long-term healthcare industry opportunities.  While we expect the post-acute/skilled nursing operating environment to remain challenging in the near-term, we believe that healthcare service providers, such as HCRMC, and healthcare real estate owners, such as QCP, that are able to successfully navigate through the current challenges will benefit from the long-term positive healthcare industry fundamentals, including: (i) an aging population; (ii) expected increases in aggregate skilled nursing expenditures; (iii) supply constraints in the skilled nursing sector due to certificate of need requirements and other barriers to entry; and (iv) growing demand for Alzheimer's and other dementia care services.

Strategy

        QCP will seek to maximize stockholder value through:

  •
  Proactive asset management.  QCP intends to proactively engage with HCRMC and our other tenants to enhance the value of our assets. Our management team's sole focus will be on maximizing the value of our assets by collecting contractual rent, establishing a more secure income stream, if appropriate, and using other available tools to maximize value. Such tools may include a combination of the following: increased equity participation in the operator, new rent payment streams, new master lease terms, asset sales, increased landlord rights, controls and performance-based provisions.

  •
  Sufficient liquidity to support our business model.  QCP is expected to have sufficient liquidity to execute the business model that we believe provides maximum value to our stockholders. Upon separation, we expect to put in place financing arrangements that provide prepayment flexibility and incremental liquidity through a revolving credit facility, which, combined with cash flow from operations, are expected to provide us with sufficient financial capacity to execute our strategy.

  •
  Flexible long-term business model.  We believe our flexible business model will enable us to pursue, as appropriate, various outcomes as a result of our proactive engagement with HCRMC. Furthermore, we believe the post-acute/skilled nursing industry, which remains highly fragmented, has significant long-term opportunities for well-capitalized and well-managed service providers and real estate owners. We believe the combination of our focused strategy, experienced management team, large real estate portfolio and sufficient liquidity will position us to take advantage of the industry trends and create value for our stockholders.

Financing

        We expect to implement and maintain a capital structure that provides us with the flexibility to pursue our business plan and a cost of capital that allows us to provide attractive returns to our stockholders and compete for investment opportunities. Expected financing arrangements over time may include one or more credit facilities or other bank debt, bonds and mortgage financing. In connection with the Spin-Off, we anticipate that we will raise approximately $             billion in new debt pursuant to one or more financing arrangements. Based on our review of the current credit markets and through consultation with our advisors, we have determined that the incurrence of approximately $             billion in debt will provide us a leverage profile consistent with our peer companies while affording us sufficient flexibility to support our business and operating plan. We expect that approximately $             billion in cash from the proceeds of our borrowings will be transferred to HCP together with our common stock, in connection with the transfer of assets to us by HCP, and will be used to fund the repayment of a portion of HCP's outstanding debt. Any remaining proceeds will be available to us for general corporate purposes, including funding working capital.

        The debt agreements we, through one or more of our subsidiaries, enter into are expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability to grant liens on assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate that the debt agreements will contain customary events of default and that they will require us to comply with specified financial covenants. We have not yet entered into any commitments with respect to QCP's financing, and, accordingly, the terms of our financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a function of market conditions. For additional information concerning this indebtedness, see "Description of Financing and Material Indebtedness."

Restrictions on Ownership and Transfer of Our Common Stock

        To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended (the "Code"), among other purposes, our charter will provide for restrictions on ownership and transfer of our shares of stock, including, subject to certain exceptions, prohibitions on any person beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. A person holding less than 9.8% of our outstanding stock may become subject to our charter restrictions if repurchases by us cause such person's holdings to exceed 9.8% of our outstanding stock. Under certain circumstances, our board of directors may waive these ownership limits. Our charter will provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on such shares or be entitled to vote such shares or receive any proceeds from the subsequent sale of such shares in excess of the lesser of the price paid for such shares or the amount realized from the sale (net of any commissions and other expenses of sale). A transfer of shares of our capital stock in violation of the ownership limit will be void ab initio under certain circumstances. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders. See "Description of Our Capital Stock—Restrictions on Transfer and Ownership of QCP Stock."

Our Tax Status

        We will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with the Spin-Off, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), counsel to us and HCP, to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. In the future, our board of directors may determine that maintaining REIT status would no longer be in the best interest of us or our stockholders, which may result from, for example, other business opportunities that we may wish to pursue, and we may elect to discontinue our REIT status. If such determination is made, our election to discontinue our REIT status would not require stockholder approval.

Emerging Growth Company Status

        We are currently an "emerging growth company" as defined in the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain limited exemptions from various requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

  •
  Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five years;

  •
  Providing less than five years of selected financial data in this information statement;

  •
  Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

  •
  Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of this extended transition period, and our election is irrevocable pursuant to Section 107(b) of the JOBS Act.

        We will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues first exceed $1 billion, (2) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended.

        We expect to take advantage of these exemptions in this information statement and in any other periodic reports, proxy statements and registration statements that pre-date the date on which we cease to be an emerging growth company. We cannot predict if investors will find our common stock less attractive due to the permitted reduced disclosure in this information statement and in any such other periodic reports, proxy statements and registration statements. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and adversely affected.

Risks Associated with QCP's Business and the Spin-Off

        The Spin-Off and the related transactions pose a number of risks, including:

  •
  The HCRMC Properties represent substantially all of our assets and we will rely on HCRMC for substantially all of our revenues and will be dependent on HCRMC's ability to meet its contractual obligations under the Master Lease;

  •
  Adverse changes in the financial condition as well as the bankruptcy or insolvency of any of our tenants, and particularly HCRMC, could lead to amendments to or defaults under the Master Lease that further reduce the revenues we earn from the HCRMC Properties, reduce the value of the HCRMC Properties under the Master Lease, or result in, among other adverse events, acceleration of HCRMC's indebtedness, impairment of its continued access to capital, the enforcement of default remedies by us or other of its counterparties, or the commencement of insolvency proceedings by or against it under the U.S. Bankruptcy Code, and may materially adversely affect our business, results of operations and financial condition;

  •
  We and our tenants and operators may from time to time face litigation and may experience rising liability and insurance costs;

  •
  Certain of our tenants and operators, including HCRMC, are subject to government regulations, and changes in current or future laws or regulations, including governmental reimbursement programs such as Medicare or Medicaid, could negatively affect the ability of our tenants and operators to meet their financial or other contractual obligations to us;

  •
  Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms, if at all;

  •
  Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

  •
  We will not have an investment grade rating immediately following the Spin-Off;

  •
  Our tenants and operators face challenging ongoing trends in the healthcare industry, including a shift away from a traditional fee-for-service reimbursement model and increased penetration of government reimbursement programs with lower reimbursement rates and length of stay, and increased competition;

  •
  We may be affected by negative economic conditions in our geographies of operation;

  •
  The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results;

  •
  We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off;

  •
  The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operation;

  •
  Our agreements with HCP may not reflect terms that would have resulted from arm's-length negotiations with unaffiliated third parties;

  •
  If we do not qualify as a REIT, or fail to remain qualified, or elect not to continue to be qualified, as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders; and

  •
  Complying with the REIT requirements may cause us to forgo otherwise attractive acquisition and business opportunities or liquidate otherwise attractive investments.

        These and other risks related to the Spin-Off and our business are discussed in greater detail under the heading "Risk Factors" in this information statement. You should read and consider all of these risks carefully.

Our Corporate Information

        We are a Maryland corporation and an indirect, wholly-owned subsidiary of HCP. Our principal executive offices are located at 1920 Main Street, Suite 1200, Irvine, California 92614, and our telephone number is (949) 407-0700. We will maintain a website at                        . Information contained on or connected to our website or HCP's website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

 Questions and Answers about QCP and the Spin-Off

What is QCP and how will the separation of the Properties from HCP benefit the two companies and their stockholders?	QCP is currently a newly formed indirect, wholly-owned subsidiary of HCP with no assets or liabilities. Prior to the Spin-Off, HCP will transfer to QCP the equity of entities that hold both the Properties and the Deferred Rent Obligation, as well as HCP's approximately 9% equity interest in HCRMC, in exchange for cash of approximately $ billion and all outstanding shares of QCP's common stock. The separation of QCP from HCP and the distribution of QCP's common stock are intended to provide you with equity investments in two separate companies.
We have decided to pursue this transaction to create two separate companies because we believe HCP and QCP each will be better positioned to grow and create stockholder value as independent companies.

We believe the Spin-Off will improve HCP's portfolio quality and growth profile across HCP's senior housing, life science and medical office segments, which will provide HCP with sector-leading private-pay revenue sources and reinforce stable, predictable and growing cash flows. Once the Spin-Off is completed, HCP intends to accelerate its focus on accretive investment growth by capitalizing on existing partnerships and expanding into new relationships, and HCP expects to have a lower cost of capital due to improved quality and tenant diversification across its real estate portfolio.

The Spin-Off will also allow HCP to retire approximately $ billion in debt at the completion of the Spin-Off.

Following the Spin-Off, QCP's portfolio will be composed of geographically diverse properties with a private-pay component. It will be operated primarily by HCRMC, one of the nation's largest providers of post-acute, memory care and hospice services, and will represent substantially all of the real estate operated by HCRMC.

QCP will have a flexible capital structure and long-term business model, allowing the company to deploy a wider array of strategies than generally would have been suitable for HCP and, as a result, will be positioned to address the ongoing changes in the post-acute/skilled nursing industry.

Why am I receiving this document?

HCP is delivering this document to you because you are a holder of HCP common stock as of the close of business on                , 2016, the record date for the Spin-Off. Each HCP stockholder will receive one share of QCP common stock for every            shares of HCP common stock held on the record date. The number of HCP shares you own will not change as a result of the Spin-Off. This document will help you understand how the separation will affect your post-separation ownership in HCP and QCP, respectively.

What are the reasons for the Spin-Off?

HCP's board of directors believes that separating the QCP business and assets from the remainder of HCP's businesses and assets is in the best interests of HCP and its stockholders for a number of reasons, including the following:

• Creates two separate companies which better focuses the inherent strengths of each company;
• Enables HCP to accelerate its focus on accretive investment growth;
• Better positions QCP to realize the long-term value creation potential of the HCRMC Properties in a manner that would not be consistent with HCP's business model; and
• Provides QCP with a dedicated management team with relevant experience and incentives aligned with stockholders.
What will QCP's initial portfolio consist of?

At the completion of the Spin-Off, QCP, through certain of its subsidiaries, will own the Properties, as of June 30, 2016, composed of 336 post-acute/skilled nursing and memory care/assisted living properties, a surgical hospital, and a MOB, including 17 non-strategic properties held for sale, all of which are currently owned by HCP or certain of its subsidiaries. As of June 30, 2016, 249 of our post-acute/skilled nursing properties and 61 of our memory care/assisted living properties, which are principally located in Pennsylvania, Ohio, Michigan, Florida and Illinois, are currently leased to HCR III under the Master Lease. HCR III's obligations under the Master Lease are guaranteed by HCRMC, and the consummation of the Spin-Off itself will not result in any changes to the Master Lease.

QCP's remaining 28 properties represent substantially all of HCP's non-HCRMC post-acute/skilled nursing portfolio, and three additional properties, which are currently subject to tax deferred exchange holding periods. All of the remaining properties are, and following the Spin-Off are expected to continue to be, leased, on a triple-net basis, to other national and regional operators and other tenants unaffiliated with HCRMC.

Certain of our subsidiaries will be the sole owners of the Properties under the Leases, and the existing lessees are expected to remain the lessees thereunder and to operate and manage (either directly or through their affiliates and sublessees) the Properties and will remain responsible for all operating costs associated with the Properties.

Why is QCP referred to as a REIT, and what is a REIT?	QCP will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2016.

A REIT is a company that derives most of its income from real property or real estate mortgages and has elected to be subject to tax as a REIT. If a corporation elects to be subject to tax as a REIT and qualifies as a REIT, it will generally not be subject to U.S. federal corporate income taxes on income that it currently distributes to its stockholders. A company's qualification as a REIT depends on its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels to its stockholders and the concentration of ownership of its capital stock.

In the future, our board of directors may determine that maintaining REIT status would no longer be in the best interest of us or our stockholders, which may result from, for example, other business opportunities that we may wish to pursue, and we may elect to discontinue our REIT status. If such determination is made, our election to discontinue our REIT status would not require stockholder approval.

Why is the separation of QCP structured as a distribution?

HCP believes that a spin-off, or distribution, of QCP common stock to its stockholders is an efficient way to separate our assets from the rest of HCP's portfolio and that the Spin-Off will create benefits and value for us and HCP and our respective stockholders.

How will the separation of QCP work?

Prior to the Spin-Off, HCP will transfer to us the equity of entities that hold both the Properties and the Deferred Rent Obligation, as well as HCP's approximately 9% equity interest in HCRMC, in exchange for cash of approximately $            billion and all outstanding shares of our common stock. Immediately thereafter, HCP will distribute all of the QCP common stock it received to HCP's stockholders on a pro rata basis. Each HCP stockholder will receive one share of QCP common stock for every            shares of HCP common stock held on the record date. Holders of HCP common stock will receive cash in lieu of any fractional shares of QCP common stock which they would have otherwise received.

What is the record date for the Spin-Off?	The record date for determining the holders of HCP common stock who will receive shares of QCP common stock in the Spin-Off is the close of business on , 2016.
When will the Spin-Off occur?	The Spin-Off is expected to occur on or about , 2016, subject to certain conditions described under "The Spin-Off—Conditions to the Spin-Off."
What do stockholders need to do to participate in the Spin-Off?

No action is required on the part of stockholders. Stockholders who hold HCP common stock as of the record date will not be required to take any action in order to receive shares of QCP common stock in the Spin-Off. No stockholder approval of the Spin-Off is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

If I sell my shares of HCP common stock prior to the Spin-Off, will I still be entitled to receive shares of QCP in the Spin-Off?

If you hold shares of HCP common stock as of the record date and decide to sell the shares prior to the distribution date, you may choose to sell such shares with or without your entitlement to receive shares of QCP common stock. If you sell your HCP common stock in the "due-bills" market after the record date and prior to the distribution date, you will also be selling your right to receive shares of QCP common stock in connection with the Spin-Off. However, if you sell your HCP common stock in the "ex-distribution" market after the record date and prior to the distribution date, you will still receive shares of QCP common stock in the Spin-Off.

If you sell your HCP common stock after the record date and prior to the distribution date, you should make sure your bank or broker understands whether you want to sell your HCP common stock with shares of QCP common stock you will receive in the Spin-Off or without such QCP shares. You should consult your financial advisors, such as your bank, broker or tax advisor, to discuss your options and alternatives. See "The Spin-Off—Listing and Trading of Our Shares" for additional details.

How will fractional shares be treated in the Spin-Off?

No fractional shares will be distributed in connection with the Spin-Off. Instead, holders of HCP common stock will receive a cash payment equal to the value of such shares in lieu of fractional shares. See "The Spin-Off—Treatment of Fractional Shares."

What are the U.S. federal income tax consequences of the Spin-Off?

As a REIT, HCP distributes to its stockholders all or substantially all of its earnings and profits each year. Consequently, as more specifically described in the sections referenced below, for stockholders with sufficient tax basis in their HCP common stock and that hold their HCP common stock for the entire taxable year of HCP in which the Spin-Off occurs, the net effect of the Spin-Off is that the distribution is expected to be treated as a return of capital not subject to tax. An amount equal to the fair market value of the QCP common stock you receive on the distribution date (plus any cash in lieu of fractional QCP shares) will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of HCP. The excess will be treated as a non-taxable return of capital to the extent of your tax basis in HCP common stock and any remaining excess will be treated as capital gain.

Your tax basis in shares of HCP held at the time of the distribution will be reduced (but not below zero) if the fair market value of our shares distributed by HCP in the distribution (plus any cash in lieu of fractional QCP shares) exceeds HCP's available current and accumulated earnings and profits. Your holding period for such HCP shares will not be affected by the distribution. HCP will not be able to advise stockholders of the amount of earnings and profits of HCP until after the end of the 2016 calendar year.

Your tax basis in the shares of QCP common stock received will equal the fair market value of such shares on the distribution date. Your holding period for such shares will begin the day after the distribution date.

The tax consequences to you of the Spin-Off depend on your individual situation. You are urged to consult with your tax advisor as to the particular tax consequences of the Spin-Off to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws. For additional details, see "The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off" and "U.S. Federal Income Tax Considerations."

Can HCP decide to terminate the Spin-Off even if all the conditions have been satisfied?

Yes. The Spin-Off is subject to the satisfaction or waiver by HCP of certain conditions. Until the Spin-Off has occurred, HCP has the right to terminate the transaction, even if all of the conditions have been satisfied, if the board of directors of HCP determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of HCP and its stockholders or that market conditions or other circumstances are such that the Spin-Off is no longer advisable at that time.

What are the conditions to the Spin-Off?	The Spin-Off is subject to the satisfaction or waiver by HCP of a number of conditions, including, among others:

•

each of the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement shall have been duly executed and delivered by the parties thereto;

• certain reorganization steps shall have been completed in accordance with the plan of reorganization contemplated in the Separation and Distribution Agreement (the "Reorganization");
• HCP shall have received such solvency opinions, each in such form and substance, as it shall deem necessary, appropriate or advisable in connection with the consummation of the Spin-Off;

•

the SEC shall have declared effective QCP's registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been mailed to holders of HCP's common stock as of the record date;

•

all actions and filings necessary or appropriate under applicable federal, state or foreign securities or "blue sky" laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

• the QCP common stock to be delivered in the Spin-Off shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or the Reorganization, shall be threatened, pending or in effect;

• all required governmental and third-party approvals shall have been obtained and be in full force and effect;

•

QCP shall have entered into the financing transactions described in this information statement and contemplated to occur on or prior to the Spin-Off, and HCP shall have entered into the financing transactions and credit agreement amendments to be entered into in connection with the Reorganization and the respective amendments thereunder shall have become effective and financings thereunder shall have been consummated and shall be in full force and effect;

•

HCP and QCP shall each have taken all necessary actions that may be required to provide for the adoption by QCP of its amended and restated charter and bylaws, and QCP shall have filed its related Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation; and

• no event or development shall have occurred or exist that, in the judgment of the board of directors of HCP, in its sole discretion, makes it inadvisable to effect the Spin-Off.
We cannot assure you that all of the conditions will be satisfied or waived. See "The Spin-Off—Conditions to the Spin-Off" for additional details.
Does QCP intend to pay cash dividends?

Following the Spin-Off, QCP intends to make regular dividend payments of at least 90% of its REIT taxable income to holders of its common stock out of assets legally available for this purpose. Dividends will be authorized by QCP's board of directors and declared by QCP based on a number of factors including actual results of operations, dividend restrictions under Maryland law or applicable debt covenants, its liquidity and financial condition, its taxable income, the annual distribution requirements under the REIT provisions of the Code, its operating expenses and other factors its directors deem relevant. To help create additional liquidity and flexibility to execute our strategy, and in light of our high tenant concentration in one operator, HCRMC, and the ongoing headwinds facing HCRMC and the broader post-acute/skilled nursing industry, we anticipate initially instituting a conservative distribution policy. Our board of directors will regularly evaluate, determine and, if it deems appropriate, adjust our distribution levels. For more information, see "Dividend Policy."

What will happen to HCP equity awards in connection with the separation?

It is expected that HCP will equitably adjust all outstanding HCP equity awards at the completion of the Spin-Off. The actual method of adjustment, including whether HCP equity awards held by our executive officers and other employees will be converted into equity awards relating to our common stock, has not yet been determined. We expect to provide information regarding the specific nature of these equitable adjustments to outstanding HCP equity awards in subsequent amendments to this information statement.

What will be the relationship between HCP and QCP following the Spin-Off?

After the Spin-off, QCP will be a publicly-traded, self-managed and self-administered company independent from HCP. QCP and HCP will enter into the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement, among others. Such agreements will govern our relationship with HCP from and after the Spin-Off, including certain transition services, allocations of assets and liabilities and obligations attributable to periods prior to the Spin-Off, and our rights and obligations, including indemnification arrangements for certain liabilities after the Spin-Off. See "Our Relationship with HCP Following the Spin-Off."

Will I receive physical certificates representing shares of QCP common stock following the Spin-Off?

No. Following the Spin-Off, neither HCP nor QCP will be issuing physical certificates representing shares of QCP common stock. Instead, HCP, with the assistance of                , the distribution agent, will electronically issue shares of QCP common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of QCP common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates. See "The Spin-Off—Manner of Effecting the Spin-Off."

What will the price be for my shares of QCP common stock and when will I be able to trade such shares?

There is no current trading market for QCP common stock. QCP intends to apply to have its common stock approved for listing on the NYSE under the symbol "            " subject to official notice of issuance. We anticipate that a limited market, commonly known as a "when-distributed" trading market, will develop at some point following the record date, and that "regular-way" trading in shares of QCP common stock will begin on the first trading day following the distribution date. If trading begins on a "when-distributed" basis, you may purchase or sell QCP common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for QCP common stock before, on or after the distribution date.

Will the number of shares of HCP common stock that I own change as a result of the Spin-Off?	No. The number of shares of HCP common stock you own will not change as a result of the Spin-Off.

Will my shares of HCP common stock continue to trade after the Spin-Off?	Yes. HCP common stock will continue to be listed and traded on the NYSE under the symbol "HCP." See "The Spin-Off—Listing and Trading of Our Shares" for additional details.
Are there risks associated with owning QCP common stock?

Yes. QCP's business is subject to both general and specific risks and uncertainties relating to its business, including risks specific to its ownership of real estate and the healthcare industries in which it operates, its leverage, its relationship with HCP and its status as an independent, publicly-traded, self-managed and self-administered company. Its business is also subject to risks relating to the Spin-Off. These risks are described in the "Summary—Risks Associated with QCP's Business and the Spin-Off" section in this information statement, and are described in more detail in the "Risk Factors" section of this information statement. We encourage you to read those sections carefully.

Do I have appraisal rights in connection with the Spin-Off?	No. HCP stockholders will not have any appraisal rights in connection with the Spin-Off.
Who is the transfer agent for QCP shares?	The transfer agent for our common stock is:

Where can I get more information?	If you have any questions relating to the Spin-Off, our common stock or HCP common stock, you should contact HCP at:
HCP, Inc. Investor Relations 1920 Main Street, Suite 1200 Irvine, California 92614
Phone: (949) 407-0400 Email: investorrelations@hcpi.com

 Summary Historical Combined Consolidated and
Unaudited Pro Forma Combined Consolidated Financial Data

        The following tables set forth the summary historical combined consolidated financial data of QCP's predecessors (collectively, "QCP's Predecessor") and our summary unaudited pro forma combined consolidated financial data as of the dates and for the periods presented. We have not presented historical information of QCP because it has not had any operating activity since its formation on June 9, 2016, other than the issuance of 1,000 shares of its common stock as part of its initial capitalization. The summary historical combined consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 as set forth below, was derived from QCP's Predecessor's unaudited combined consolidated financial statements, which are included elsewhere in this information statement. The summary historical combined consolidated financial data as of December 31, 2015 and 2014 and for the three years ended December 31, 2015, 2014 and 2013 as set forth below, was derived from QCP's Predecessor's audited combined consolidated financial statements, which are included elsewhere in this information statement. In management's opinion, the unaudited combined consolidated financial statements have been prepared on the same basis as the audited combined consolidated financial statements and include all adjustments, consisting of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. These historical combined consolidated financial statements have been revised to reflect the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases, Accounting Standards Codification Topic 842 ("ASU 2016-02").

        The accompanying historical combined consolidated financial data of QCP's Predecessor does not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been "carved out" from HCP's consolidated financial statements. The combined consolidated financial statements include expense allocation related to certain HCP corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These allocations may not be indicative of the actual expense that would have been incurred had QCP's Predecessor operated as an independent, publicly-traded company for the periods presented. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what QCP's Predecessor's financial position, results of operations or cash flows would have been if it had been a standalone company during the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

        Our unaudited pro forma combined consolidated balance sheet as of June 30, 2016 assumes the Spin-Off and the related transactions occurred on June 30, 2016. Our unaudited pro forma combined consolidated statements of income for the six months ended June 30, 2016 and for the year ended December 31, 2015 assume the Spin-Off and the related transactions occurred on January 1, 2015. The following unaudited pro forma combined consolidated financial data gives effect to the Spin-Off and the related transactions, including: (i) the anticipated incurrence of new debt by us and the anticipated related interest expense, (ii) the transfer of cash to HCP from the proceeds of our new debt, (iii) the elimination of the net parent investment in QCP's Predecessor, (iv) the distribution of                        shares of our common stock by HCP pro rata to HCP stockholders in the Spin-Off, (v) the impact of a transition services agreement between us and HCP and (v) incremental costs recorded within general and administrative expenses related to employment agreements.

        Our unaudited pro forma combined consolidated financial data is not necessarily indicative of what our actual financial position and results of operations would have been if the Spin-Off and related transactions occurred on the date or at the beginning of the periods indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable.

        Since the information presented below is only a summary and does not provide all of the information contained in the historical combined consolidated financial statements of QCP's Predecessor or our unaudited pro forma combined consolidated financial statements, including the related notes, you should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations," QCP's Predecessor's historical combined consolidated financial statements and notes thereto and our unaudited pro forma combined consolidated financial statements included elsewhere in this information statement.

	Six Months Ended June 30,			Year Ended December 31,
(in millions, except per share data)	Pro Forma 2016	Historical 2016	Historical 2015	Pro Forma 2015	Historical 2015	Historical 2014	Historical 2013
Income statement data:
Total revenues	$	$243.9	$288.0	$	$575.8	$569.4	$565.6
Depreciation and amortization		(94.0)	(124.1)		(244.6)	(247.9)	(247.6)
General and administrative		(9.2)	(15.5)		(23.9)	(20.7)	(29.1)
Impairments, net		—	(47.1)		(227.4)	—	—
Total costs and expenses		(105.2)	(188.7)		(499.6)	(271.9)	(279.4)
Gain (loss) on sales of real estate		6.5	—		39.1	(1.9)	—
Income tax expense		(12.8)	(0.4)		(0.8)	(0.8)	(0.7)
Income from equity method investment		—	27.9		34.5	60.5	63.0
Impairments of equity method investment		—	—		(35.9)	(63.3)	(15.6)
Net income		132.4	126.9		113.2	293.0	333.1
Earnings per common share:
Basic and diluted	$			$

	June 30,		December 31,
(in millions)	Pro Forma 2016	Historical 2016	Historical 2015	Historical 2014
Balance sheet data:
Net real estate	$	$4,636.2	$4,618.3	$4,967.6
Total assets		4,940.8	5,093.6	5,663.8
Total new debt		—	—	—
Total liabilities		18.9	6.1	5.9
Total equity		4,921.9	5,087.5	5,657.9

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	Historical 2016	Historical 2015	Historical 2015	Historical 2014	Historical 2013
Other data:
Net cash provided by operating activities	$324.4	$245.9	$667.0	$524.7	$494.9
Net cash (used in) provided by investing activities	(29.8)	(0.0)	20.8	(20.0)	(3.1)
Net cash used in financing activities	(298.0)	(245.3)	(683.6)	(505.4)	(490.2)
Funds from operations ("FFO")(1)	232.3	298.1	365.8	542.9	580.7
FFO as adjusted(1)	232.3	304.0	587.9	606.1	604.7
Funds available for distribution ("FAD")(1)	232.5	257.7	473.1	531.8	519.8
Net operating income ("NOI")(1)	241.9	286.1	572.1	566.2	562.9
Adjusted NOI(1)	242.1	261.4	490.8	543.5	523.5
EBITDA(1)	239.2	251.4	358.6	541.7	581.3
Adjusted EBITDA(1)	232.7	304.4	588.7	606.9	605.3

(1)
See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Results of Operations—Non-GAAP Financial Measures" for definitions of FFO, FFO as adjusted, FAD, NOI, Adjusted NOI, EBITDA and Adjusted EBITDA and an important discussion of their uses, inherent limitations, and reconciliations to their most directly comparable U.S. generally accepted accounting principles ("GAAP") financial measures.

 RISK FACTORS

        You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, financial condition or results of operations, and could, in turn, impact the trading price of our common stock.

RISKS RELATED TO OUR BUSINESS

We will depend on a single tenant and operator for substantially all of our revenues.

        After completion of the Spin-Off, substantially all of our properties, consisting of 249 post-acute/skilled nursing properties and 61 memory care/assisted living properties as of June 30, 2016, are expected to continue to be operated by HCRMC through HCR III (either directly or indirectly through its affiliates and sublessees) pursuant to the terms of the Master Lease. Thus, we will depend on a single tenant and operator for substantially all of our revenues. HCRMC accounted for 94% of our total revenues (during the six months ended June 30, 2016). HCRMC is one of the largest providers of post-acute, memory care and hospice services in the United States and relies heavily on government reimbursement programs such as Medicare and Medicaid.

        The inability or other failure of HCR III or HCRMC under the Master Lease (or the guaranty thereof) to meet its obligations to us, whether or not HCRMC's results of operations improve, could materially reduce our liquidity, cash flow, net operating income and results of operations, which could in turn reduce the amount of dividends we pay to our stockholders, cause our stock price to decline and have other materially adverse effects on our business, results of operations and financial condition.

        In addition, any failure by HCRMC to effectively conduct their operations or to maintain and improve our properties could adversely affect their business reputation and their ability to attract and retain patients and residents in our properties, which could have a materially adverse effect on our business, results of operations and financial condition. Furthermore, HCRMC faces an increasingly competitive labor market for skilled management personnel and nurses, which can cause operating costs to increase. While HCR III is generally obligated to indemnify, defend and hold the lessor under the Master Lease (which will be certain of our subsidiaries) after the Spin-Off harmless from and against various claims, litigation and liabilities arising in connection with the operation, repair and maintenance of the HCRMC Properties (which obligation is guaranteed by HCRMC), HCR III and HCRMC may have insufficient assets, income, access to financing and/or insurance coverage to enable them to satisfy their indemnification obligations.

        Since substantially all of our real estate portfolio is leased to a single tenant, the risks described above and in "—The real estate portfolio that is expected to continue to be leased to HCR III immediately following the Spin-Off accounts for substantially all of our assets and revenues. Adverse regulatory and operational developments in HCRMC's business and financial condition have had, and could continue to have, an adverse effect on us" and "—Adverse changes in the financial condition as well as the bankruptcy or insolvency of any of our tenants, and particularly HCRMC, may materially adversely affect our business, results of operations and financial condition" may be more significant to us than such risks would have been to HCP, which has a more diversified portfolio. These risks could have a material adverse effect on our business, liquidity, results of operations and financial condition and could limit our ability to meet our obligations under our financing arrangements and other contractual obligations which may result in, among other adverse events, acceleration of our indebtedness, impairment of our access to capital, the enforcement of default remedies by our counterparties, or the commencement of insolvency proceedings by or against us under the U.S. Bankruptcy Code.

The real estate portfolio that is expected to continue to be leased to HCR III immediately following the Spin-Off accounts for substantially all of our assets and revenues. Adverse regulatory and operational developments in HCRMC's business and financial condition have had, and could continue to have, an adverse effect on us.

        HCRMC, one of the nation's largest providers of post-acute, memory care and hospice services, is expected to be obligated under the Master Lease, through HCR III (either directly or indirectly through its affiliates and sublessees), to operate and manage substantially all of our properties. These properties represented 97% of our total assets as of both December 31, 2015 and June 30, 2016. All of HCR III's obligations under the Master Lease will continue to be guaranteed by HCRMC.

        While HCRMC's operating performance was essentially in-line with expectations during the first half of 2015, performance declined during the second half of 2015. HCRMC's normalized fixed charge coverage ratio for the twelve-month period ended December 31, 2015 was 1.07x, trending from 1.17x for the six-month period ended June 30, 2015, to 0.97x for the six-month period ended December 31, 2015. The decline in operating performance began in the third quarter 2015, with further deterioration in the fourth quarter 2015. As part of HCP's fourth quarter 2015 review process, it assessed the collectability of all contractual rent payments under the Master Lease. HCP's evaluation included, but was not limited to, consideration of: (i) the continued decline in HCRMC's operating performance and fixed charge coverage ratio during the second half of 2015, with the most significant deterioration occurring during the fourth quarter, (ii) the reduced growth outlook for the post-acute/skilled nursing business and (iii) HCRMC's 2015 audited financial statements. HCP determined that the timing and amounts owed under the Master Lease were no longer reasonably assured as of December 31, 2015. As a result, HCP placed the Master Lease on nonaccrual status and utilizes a cash basis method of accounting in accordance with its policy. As a result of placing the Master Lease on nonaccrual status, HCP further evaluated the carrying amount of its straight-line rent receivables as of December 31, 2015. Due to the significant decline in HCRMC's fixed charge coverage ratio in the fourth quarter of 2015, combined with a lower growth outlook for the post-acute/skilled nursing business, HCP determined that it was probable that its straight-line rent receivables were impaired as of December 31, 2015, and recorded an impairment charge of $180.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Doubtful Accounts."

        On April 20, 2015, the DOJ unsealed a previously filed complaint in the U.S. District Court for the Eastern District of Virginia against HCRMC and certain of its affiliates in three consolidated cases following a civil investigation arising out of three lawsuits filed by former employees of HCRMC under the qui tam provisions of the federal False Claims Act. The DOJ's complaint in intervention is captioned United States of America, ex rel. Ribik, Carson, and Slough v. HCR ManorCare, Inc., ManorCare Inc., HCR ManorCare Services, LLC and Heartland Employment Services, LLC (Civil Action Numbers: 1:09cv13; 1:11cv1054; 1:14cv1228 (CMH/TCB)). The complaint alleges that HCRMC submitted claims to Medicare for therapy services that were not covered by the skilled nursing facility benefit, were not medically reasonable and necessary, and were not skilled in nature, and therefore not entitled to Medicare reimbursement. In June 2016, the court approved the parties' joint discovery plan, which provides for discovery to be completed by February 2017. The court has not yet issued a scheduling order setting forth dates for summary judgment motions, other pre-trial motions or a trial date. While this litigation is at an early stage and HCRMC has indicated that it believes the claims are unjust and it will vigorously defend against them, the ultimate outcome is uncertain and could, among other things, cause HCRMC to: (i) incur substantial additional time and costs to respond to and defend HCRMC's actions in the litigation with the DOJ and any other third-party payors; (ii) refund or adjust amounts previously paid for services under governmental programs and to change business operations going forward in a manner that negatively impacts future revenue; (iii) pay substantial fines and penalties and incur other administrative sanctions, including having to conduct future business operations pursuant to a corporate integrity agreement, which may be with the Office of Inspector

General of the Department of Health and Human Services; (iv) lose the right to participate in the Medicare or Medicaid programs; and (v) suffer damage to HCRMC's reputation. In addition, any settlement in the DOJ litigation, with or without an admission of wrongdoing, may include a substantial monetary component that could have a material adverse effect on HCRMC's liquidity and financial condition that makes it difficult or not possible for HCRMC to meet its obligations under the Master Lease.

        Continued deterioration or the failure of HCRMC to improve its operating performance, business or financial condition, or adverse regulatory developments, could lead to amendments to or defaults under the Master Lease that further reduce the revenues we earn from the HCRMC Properties, reduce the value of the HCRMC Properties under the Master Lease, or result in, among other adverse events, acceleration of HCRMC's indebtedness, impairment of its continued access to capital, the enforcement of default remedies by us or other of its counterparties, or the commencement of insolvency proceedings by or against it under the U.S. Bankruptcy Code, any one or a combination of which could have a materially adverse effect on our results of operations and financial condition.

Adverse changes in the financial condition as well as the bankruptcy or insolvency of any of our tenants, and particularly HCRMC, may materially adversely affect our business, results of operations and financial condition.

        After completion of the Spin-Off we will depend on the rent payable by our tenants pursuant to the Leases, and particularly on the rent payable by HCRMC pursuant to the Master Lease. Although the Leases, including the Master Lease, generally provide us with the right under specified circumstances to terminate the lease, evict the tenant or operator, or demand immediate repayment of certain obligations to us, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization that may render certain of these remedies unenforceable, or, at the least, delay our ability to pursue such remedies. For example, we cannot evict a tenant or operator solely because of its bankruptcy filing. A debtor has the right to assume, or to assume and assign to a third party, or to reject its unexpired contracts in a bankruptcy proceeding. If a debtor were to reject its leases with us, our claim against the debtor for unpaid and future rents would be limited by the statutory cap set forth in the U.S. Bankruptcy Code, which may be substantially less than the remaining rent actually owed under the lease. In addition, debtors have also asserted in bankruptcy proceedings that leases should be re-characterized as financing arrangements, in which case a lender's rights and remedies, as compared to a landlord's, would be materially different.

        Furthermore, if a debtor-manager seeks bankruptcy protection, the automatic stay provisions of the U.S. Bankruptcy Code would preclude us from enforcing our remedies against the manager unless relief is first obtained from the court having jurisdiction over the bankruptcy case. In any of these events, we also may be required to fund certain expenses and obligations (e.g., real estate taxes, insurance, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant, operator or manager. Additionally, since many of our properties are used by our tenants to provide long-term custodial care to the elderly, evicting such operator for failure to pay rent while the property is occupied may involve specific regulatory requirements and may not be successful.

We and our tenants and operators may from time to time face litigation and may experience rising liability and insurance costs, which could have a material adverse effect on our financial condition.

        In some states, advocacy groups have been created to monitor the quality of care at healthcare facilities, and these groups have brought litigation against the operators of such facilities. Also, in several instances, private litigation by patients has resulted in large damage awards for alleged abuses. The effect of such litigation and other potential litigation may materially increase the costs incurred by HCRMC and our other existing and future tenants and operators for monitoring and reporting quality of care compliance. In addition, their cost of liability and medical malpractice insurance can be significant and may increase or not be available at a reasonable cost so long as the present healthcare litigation environment continues. Cost increases could cause HCRMC and our other existing and future tenants and operators to be unable to purchase the appropriate liability and malpractice insurance, potentially decreasing our revenues and increasing our collection and litigation costs. In addition, as a result of our ownership of healthcare properties, we may be named as a defendant in lawsuits arising from the alleged actions of HCRMC or our other existing or future tenants or operators, for which claims we expect to be indemnified, but which may require unanticipated expenditures on our part. See "—We will depend on a single tenant and operator for substantially all of our revenues" and "—The real estate portfolio that is expected to continue to be leased to HCR III immediately following the Spin-Off accounts for substantially all of our assets and revenues. Adverse regulatory and operational developments in HCRMC's business and financial condition have had, and could continue to have, an adverse effect on us."

        In addition, from time to time, we may be involved in certain other legal proceedings, lawsuits and other claims. For example, on May 9, 2016, a purported stockholder of HCP filed a putative class action complaint, Boynton Beach Firefighters' Pension Fund v. HCP, Inc., et al., Case No. 3:16-cv-01106-JJH, in the U.S. District Court for the Northern District of Ohio against HCP, certain of its officers, HCRMC, and certain of its officers, asserting violations of the federal securities laws. The suit asserts claims under section 10(b) and 20(a) of the Exchange Act and alleges that HCP made certain false or misleading statements relating to the value of and risks concerning its investment in HCRMC by allegedly failing to disclose that HCRMC had engaged in billing fraud, as alleged by the DOJ in a pending suit against HCRMC arising from the False Claims Act. The DOJ lawsuit against HCRMC is described in greater detail in "Business and Properties—Legal Proceedings—HCRMC." On June 16, 2016 and July 5, 2016, purported stockholders of the Company filed two derivative actions, respectively Subodh v. HCR ManorCare Inc., et al., Case No. 30-2016-00858497-CU-PT-CXC and Stearns v. HCR ManorCare, Inc., et al., Case No. 30-2016-00861646-CU-MC-CJC, in the Superior Court of California, County of Orange, against certain of HCP's current and former directors and officers and HCRMC. HCP is named as a nominal defendant. Both derivative actions allege that the defendants engaged in various acts of wrongdoing, including, among other things, breaching fiduciary duties by publicly making false or misleading statements of fact regarding HCRMC's finances and prospects, and failing to maintain adequate internal controls. As the Boynton Beach, Subodh and Stearns actions are in their early stages, the defendants are in the process of evaluating the suits and have not yet responded to the complaints. In addition, on June 9, 2016, HCP received a letter from a private law firm, acting on behalf of its client, a purported stockholder of HCP, asserting substantially the same allegations made in the Subodh and Stearns matters discussed above. The letter demands that HCP's board of directors take action to assert HCP's rights. The board of directors is in the process of evaluating the demand letter.

        An unfavorable resolution of any such litigation or other legal proceedings may have a materially adverse effect on our business, results of operations and financial condition. Regardless of the outcome, litigation or other legal proceedings may result in substantial costs, disruption of our normal business operations and the diversion of management attention. We may be unable to prevail in, or achieve a favorable settlement of, any pending or future legal action against us.

The requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid may adversely affect our tenants' and operators' ability to meet their financial and other contractual obligations to us.

        HCRMC and certain of our other existing and future tenants and operators are or will be affected, directly or indirectly, by an extremely complex set of federal, state and local laws and regulations pertaining to governmental reimbursement programs. Such laws and regulations are subject to frequent and substantial changes that are sometimes applied retroactively. See "Business and Properties—

Government Regulation, Licensing and Enforcement." For the twelve months ended June 30, 2016, our tenants and operators generated approximately 66% of their revenues from governmental payors, primarily Medicare and Medicaid. Tenants and operators that generate revenues from governmental payors may be subject to:

  •
  statutory and regulatory changes;

  •
  retroactive rate adjustments;

  •
  recovery of program overpayments or set-offs;

  •
  court decisions;

  •
  administrative rulings;

  •
  policy interpretations;

  •
  payment or other delays by fiscal intermediaries or carriers;

  •
  government funding restrictions (at a program level or with respect to specific facilities); and

  •
  interruption or delays in payments due to any ongoing governmental investigations and audits at such properties.

        If our tenants or operators directly or indirectly fail to comply with the extensive laws, regulations and other requirements applicable to their business and the operation of our properties, they could become ineligible to receive reimbursement from governmental reimbursement programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations. These laws and regulations are enforced by a variety of federal, state and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring qui tam or "whistleblower" actions. Our tenants and operators could be adversely affected by the resources required to respond to an investigation or other enforcement action. In such event, the results of operations and financial condition of our tenants and operators and the results of operations of our properties operated by those entities could be materially adversely affected, which, in turn, could have a materially adverse effect on us. We are unable to predict future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a materially adverse effect on our tenants and operators, which, in turn, could have a materially adverse effect on us.

        Sometimes governmental payors freeze or reduce payments to healthcare providers, or provide annual reimbursement rate increases that are smaller than expected, due to budgetary and other pressures. Healthcare reimbursement will likely continue to be of significant importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or the effect that any future legislative reforms may have on our tenants' and operators' costs of doing business and on the amount of reimbursement by government and other third-party payors. The failure of any of our tenants or operators to comply with these laws and regulations, and significant limits on the scope of services reimbursed and on reimbursement rates and fees, could materially adversely affect their ability to meet their financial and contractual obligations to us.

Legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services could have a materially adverse effect on our tenants' and operators' liquidity, financial condition or results of operations.

        Congressional consideration of legislation pertaining to the federal debt ceiling, the Patient Protection and Affordable Care Act, along with the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act"), tax reform and entitlement programs, including reimbursement rates for physicians, could have a materially adverse effect on HCRMC's and our other existing and future tenants' and operators' liquidity, financial condition or results of operations. In particular, changes in funding for entitlement programs such as Medicare and Medicaid may result in increased costs and fees for programs such as Medicare Advantage plans and additional reductions in reimbursements to providers. Additionally, amendments to the Affordable Care Act, implementation of the Affordable Care Act and decisions by the Centers for Medicare and Medicaid Services could impact the delivery of services and benefits under Medicare, Medicaid or Medicare Advantage plans and could affect our tenants and operators and the manner in which they are reimbursed by such programs. Such changes could have a materially adverse effect on our tenants' and operators' liquidity, financial condition or results of operations, which could adversely affect their ability to satisfy their obligations to us and could have a materially adverse effect on us.

        Furthermore, the U.S. Supreme Court's decision upholding the constitutionality of the individual healthcare mandate while striking down the provisions linking federal funding of state Medicaid programs with a federally mandated expansion of those programs has contributed to the uncertainty regarding the impact that the law will have on healthcare delivery systems over the next decade. We can expect that federal authorities will continue to implement the law, but because of the U.S. Supreme Court's mixed ruling, the implementation will take longer than originally expected, with a commensurate increase in the period of uncertainty regarding the long-term financial impact on the delivery of and payment for healthcare.

Tenants and operators that fail to comply with federal, state and local laws and regulations, including licensure, certification and inspection requirements, may cease to operate or be unable to meet their financial and other contractual obligations to us.

        HCRMC and our other existing tenants and operators are, and our future tenants and operators will be, subject to or impacted by extensive, frequently changing federal, state and local laws and regulations. These laws and regulations include, among others: laws protecting consumers against deceptive practices; laws relating to the operation of our properties and how our tenants and operators conduct their business, such as fire, health and safety and privacy laws; federal and state laws affecting hospitals, clinics and other healthcare communities that participate in both Medicare and Medicaid that mandate allowable costs, pricing, reimbursement procedures and limitations, quality of services and care, food service and physical plants; resident rights laws (including abuse and neglect laws) and fraud laws; anti-kickback and physician referral laws; the Americans with Disabilities Act of 1990, as amended (the "ADA"), and similar state and local laws; and safety and health standards set by the Occupational Safety and Health Administration or similar state and local agencies. Certain of our properties may also require a license, registration and/or certificate of need to operate. See "—We will depend on a single tenant and operator for substantially all of our revenues" and "—The real estate portfolio that is expected to continue to be leased to HCR III immediately following the Spin-Off accounts for substantially all of our assets and revenues. Adverse regulatory and operational developments in HCRMC's business and financial condition have had, and could continue to have, an adverse effect on us."

        Our tenants' and operators' failure to comply with any of these laws, regulations or requirements could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from government healthcare programs, loss of license or closure of the facility and/or the incurrence of considerable costs arising from an investigation or regulatory action, which may have an adverse effect on properties owned by us, and therefore may materially adversely impact us. See "Business and Properties—Government Regulation, Licensing and Enforcement."

If we must replace any of our tenants or operators, we might be unable to reposition the properties on as favorable terms, or at all, and required regulatory approvals can delay or prohibit transfers of our healthcare properties.

        Substantially all of our properties following the Spin-Off, consisting of 249 of our post-acute/skilled nursing properties and 61 of our memory care/assisted living properties as of June 30, 2016, will continue to be leased to HCRMC. The consummation of the Spin-Off itself will not result in any changes to the Master Lease. We cannot predict whether HCRMC or our other existing tenants will renew existing leases beyond their current terms. Following expiration of a lease term or if we exercise our right to replace a tenant or operator in default, rental payments on the related properties could decline or cease altogether while we reposition the properties with a suitable replacement tenant or operator. A replacement tenant or operator may require different features in a property, depending on that tenant's or operator's particular business. We may incur substantial expenditures to modify a property before we are able to secure a replacement tenant or operator or to accommodate multiple tenants or operators. In addition, transfers of healthcare properties to replacement tenants or operators may be subject to regulatory approvals or ratifications, including, but not limited to, change of ownership approvals under certificate of need laws and Medicare and Medicaid provider arrangements that are not required for transfers of other types of commercial operations and other types of real estate. The replacement of any tenant or operator could be delayed by the regulatory approval process of any federal, state or local government agency necessary for the transfer of the property or the replacement of the operator licensed to manage the property. If we are unable to find a suitable replacement tenant or operator upon favorable terms, or at all, we may take possession of a property, which might expose us to successor liability, require us to indemnify subsequent operators to whom we might transfer the operating rights and licenses, or require us to spend substantial time and funds to preserve the value of the property and adapt the property to other uses, all of which may materially adversely affect our business, results of operations and financial condition.

We rely on external sources of capital to fund future capital needs, and if access to such capital is unavailable on acceptable terms or at all, it could have a materially adverse effect on our ability to meet commitments as they become due or make future investments necessary to grow our business.

        We may not be able to fund all our capital needs from cash retained from operations. If we are unable to obtain enough internal capital, we may need to rely on external sources of capital (including debt and equity financing) to fulfill our capital requirements. Our access to capital depends upon a number of factors, some of which we have little or no control over, including but not limited to:

  •
  general availability of capital, including less favorable terms, rising interest rates and increased borrowing costs;

  •
  the market price of the shares of our equity securities and the credit ratings of our debt and any preferred securities we may issue;

  •
  the market's perception of our growth potential and our current and potential future earnings and cash distributions;

  •
  our degree of financial leverage and operational flexibility;

  •
  the financial integrity of our lenders, which might impair their ability to meet their commitments to us or their willingness to make additional loans to us, and our inability to replace the financing commitment of any such lender on favorable terms, or at all;

  •
  the stability of the market value of our properties;

  •
  the financial performance and general market perception of our tenants and operators;

  •
  changes in the credit ratings on U.S. government debt securities or default or delay in payment by the United States of its obligations;

  •
  issues facing the healthcare industry, including, but not limited to, healthcare reform and changes in government reimbursement policies; and

  •
  the performance of the national and global economies generally.

        Under the terms of the Master Lease, we are required through April 1, 2019 to, upon HCR III's request, provide HCR III an amount to fund Capital Addition Costs (as defined in the Master Lease) approved by us, in our reasonable discretion, with such amount not to exceed $100 million in the aggregate, but we are not obligated to advance more than $50 million in any single lease year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

        If access to capital is unavailable on acceptable terms or at all, it could have a materially adverse impact on our ability to fund operations, repay or refinance our debt obligations, fund dividend payments, acquire properties and make the investments needed to grow our business.

Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with the Spin-Off, we anticipate that we will raise approximately $             billion in new debt under various financing arrangements, which may include one or more credit facilities or other bank debt, bonds and mortgage financing. Although the related debt agreements may restrict the aggregate amount of our indebtedness, we may incur additional indebtedness in the future to refinance our existing indebtedness, to finance newly-acquired properties or for other purposes. Our governing documents do not contain any limitations on the amount of debt we may incur, and we do not have a formal policy limiting the amount of debt we may incur in the future. Subject to the restrictions set forth in our debt agreements, our board of directors may establish and change our leverage policy at any time without stockholder approval. Any significant additional indebtedness could negatively affect the credit ratings of our debt and could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, make capital expenditures, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire properties, finance or refinance our properties, transfer properties to joint ventures or sell properties as needed.

        Moreover, our ability to obtain additional financing and satisfy our financial obligations under our indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. A worsening of credit market conditions could materially and adversely affect our ability to obtain financing on favorable terms, if at all.

        We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under our indebtedness outstanding from time to time (if any). Among other things, the absence of an investment grade credit rating or any credit rating downgrade could increase our financing costs and could limit our access to financing sources. If financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could materially and adversely affect our business, financial condition and results of operations.

Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations.

        The debt agreements we, through one or more of our subsidiaries, expect to enter into in connection with the Spin-Off are expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability to grant liens on assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate that the debt agreements will contain customary events of default and that they will require QCP to comply with specified financial covenants, such as maintaining leverage ratios, minimum tangible net worth requirements, REIT status and certain levels of debt service coverage. Breaches of certain covenants may result in defaults and cross-defaults under certain of our other indebtedness, even if we satisfy our payment obligations to the respective obligee.

        Covenants that limit our operational flexibility, as well as covenant breaches or defaults under our debt agreements, could materially and adversely affect our business, financial position or results of operations, or our ability to incur additional indebtedness or refinance existing indebtedness.

An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price.

        If interest rates increase, so could our interest costs for any new debt and our variable-rate debt obligations we expect to incur in connection with the Spin-Off. This increased cost could make future financing by us more costly, as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay to lease our properties and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions. Further, the dividend yield on our common stock, as a percentage of the price of such common stock, will influence the price of such common stock. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which could adversely affect the market price of our common stock.

We will not have an investment grade rating immediately following the Spin-Off, which could negatively affect our ability to access capital and increase the cost of any new debt.

        Credit ratings assigned to our businesses and their financial obligations could have a significant impact on the cost of capital incurred by our business. Unlike HCP, we will not have an investment grade rating immediately following the Spin-Off, which could negatively affect our ability to access new debt at acceptable interest rates or at all. In addition, there can be no assurance that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency, if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of a rating may further increase our future borrowing costs and reduce our access to capital.

Volatility, disruption or uncertainty in the financial markets may impair our ability to raise capital, obtain new financing or refinance existing obligations.

        The global financial markets have experienced and may continue to undergo periods of significant volatility, disruption and uncertainty. While economic conditions have improved since the economic downturn in 2008 and 2009, economic growth has at times been slow and uneven and the strength and sustainability of an economic recovery is challenging and uncertain. Increased or prolonged market disruption, volatility or uncertainty could materially adversely impact our ability to raise capital, obtain new financing or refinance our existing obligations as they mature.

        Market volatility could also lead to significant uncertainty in the valuation of our investments, which may result in a substantial decrease in the value of our properties. As a result, we may be unable to recover the carrying amount of such investments and the associated goodwill, if any, which may require us to recognize impairment charges in earnings.

Ongoing trends in the healthcare industry, including a shift away from a traditional fee-for-service model and increased penetration of government reimbursement programs with lower reimbursement rates and length of stay, and increased competition in the industry may result in lower revenues and may affect the ability of our tenants/operators to meet their financial and other contractual obligations to us.

        Post-acute/skilled nursing operators, including HCRMC, have been and continue to be impacted by a challenging operating environment, which has put downward pressure on revenues and operating income. Ongoing trends in the post-acute/skilled nursing sector that are causing operators to adjust their business models include, but are not limited to, (i) a shift away from a traditional fee-for-service model towards new managed care models, which base reimbursement on patient outcome measures; (ii) increased penetration of Medicare Advantage plans (i.e., managed Medicare), which has reduced reimbursement rates, average length of stay and average daily census, particularly for higher acuity patients; (iii) increased competition from alternative healthcare services such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers; and (iv) increased regulatory scrutiny on government reimbursements.

        We are unable at this time to predict how these trends will affect the revenues and profitability of our existing or future tenants and operators; however, if these trends continue, they may reduce the profitability of our tenants and operators, which in turn could negatively affect their ability and willingness to comply with the terms of their leases with us and/or renew those leases upon expiration, which could have a materially adverse effect on our business, results of operations and financial condition.

        The healthcare industry in which we expect to operate post-Spin-Off is also highly competitive. The occupancy levels at, and fee income from, our properties are dependent on our ability and the ability of HCRMC and any of our other existing and future tenants or operators to compete with other tenants and operators on a number of different levels, including the quality of care provided, reputation, the physical appearance of a property, price, the range of services offered, family preference, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location, and the size and demographics of the population in the surrounding area. In addition, HCRMC and our other existing tenants and operators face, and our future tenants or operators will face, an increasingly competitive labor market for skilled management personnel and nurses. An inability to attract and retain skilled management personnel and nurses and other trained personnel could negatively impact the ability of HCRMC or any of our other existing or future tenants or operators to meet their obligations to us. A shortage of nurses or other trained personnel or general inflationary pressures on wages may force HCRMC and any of our other existing or future tenants or operators to enhance pay and benefits packages to compete effectively for skilled personnel, or to use more expensive contract personnel, but they may be unable to offset these added costs by increasing the rates charged to residents. Any increase in labor costs and other property operating expenses or any failure by HCRMC or any of our other existing or future tenants or operators to attract and retain qualified personnel could adversely affect our cash flow and have a materially adverse effect on our business, results of operations and financial condition.

        HCRMC and our other existing and future tenants or operators will also compete with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, senior housing, retirement communities and convalescent centers. We cannot be certain that HCRMC and our other existing or future tenants or operators will be able to achieve occupancy and rate levels, and to manage their expenses, in a way that will enable them to meet all of their obligations to us. Further, many competing companies may have resources and attributes that are superior to those of HCRMC and our other existing and future tenants or operators. HCRMC and our other existing and future tenants or operators may encounter increased competition that could limit their ability to maintain or attract residents or expand their businesses or to manage their expenses, either of which could materially adversely affect their ability to meet their financial and other contractual obligations to us, potentially decreasing our revenues and impairing our assets and/or increasing collection and dispute costs.

Economic and other conditions that negatively affect geographic areas from which a greater percentage of our revenues is recognized could materially adversely affect our business, results of operations and financial condition.

        For the year ended December 31, 2015 and six months ended June 30, 2016, 64% and 63% of our revenues, respectively, were derived from the properties located in Pennsylvania, Ohio, Michigan, Florida and Illinois. We may continue to be subject to increased exposure to adverse conditions affecting these regions, including downturns in the local economies or changes in local real estate conditions, increased competition or decreased demand, changes in state-specific legislation and local climate events and natural disasters (such as earthquakes, wildfires and hurricanes), which could adversely affect our business and results of operations.

Our properties may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

        Following the Spin-Off, HCRMC and our other tenants subject to triple-net leases will continue to be required to provide various types of insurance covering the properties they lease from us, including, but not limited to, liability and property, including business interruption, coverage. Additionally, we expect to obtain a corporate general liability insurance program to extend coverage for all of our properties. We expect that properties that are not subject to a triple-net lease (if any) will be protected under a comprehensive insurance program similar to what is currently in place for HCP's properties. However, many of our properties are located in areas exposed to earthquake, hurricane, windstorm, flood and other natural disasters and may be subject to other losses. While we expect our tenants and operators will purchase insurance coverage for earthquake, hurricane, windstorm, flood and other natural disasters that they believe is adequate in light of current industry practice, and we will have, under our leases, the right to request that lessees provide additional insurance against such other hazards commonly insured against by similar property in the region, such insurance may not fully cover such losses. These losses can result in decreased anticipated revenues from a property and the loss of all or a portion of our investment in a property. Following these events, we may remain liable for any other financial obligations related to the property. The insurance market for such exposures can be very volatile, and our tenants and operators may be unable to purchase the limits and terms we desire on a commercially reasonable basis in the future. In addition, there are certain exposures for which we and our tenants and operators do not purchase insurance because we and they do not believe it is economically feasible to do so or where there is no viable insurance market.

        The Properties are located in 30 states, and if one of our properties experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose our investment in the damaged property as well as the anticipated future cash flows from such property. If the damaged property is subject to recourse indebtedness, we could continue to be liable for the indebtedness even if the property is irreparably damaged.

        In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenues for us. Any business interruption insurance may not fully compensate them or us for such loss of revenue.

Loss of our key personnel could temporarily disrupt our operations and adversely affect us.

        We are dependent on the efforts of our executive officers, and competition for these individuals is intense. Although we expect that our Chief Executive Officer, President and Chief Investment Officer, and Chief Financial Officer will enter into employment agreements with us, we cannot assure you that they will remain employed with us. The loss or limited availability of the services of any of our executive officers, or our inability to recruit and retain qualified personnel in the future, could, at least temporarily, have a materially adverse effect on our business, results of operations and financial condition and the value of our common stock.

Environmental compliance costs and liabilities associated with our real estate may be substantial and may have a materially adverse effect on our business, financial condition or results of operations.

        Federal, state and local laws, ordinances and regulations may require us, as a current owner of real estate following the Spin-Off, to investigate and clean up certain hazardous or toxic substances or petroleum released at a property. We may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by the third parties in connection with the contamination. The costs of cleanup and remediation could be substantial. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination.

        With regard to the Master Lease with HCRMC and our other Leases with other tenants, environmental insurance is only required for certain specified HCRMC Properties. The Master Lease and certain other Leases do, however, require HCRMC and certain of our other tenants to indemnify us for environmental liabilities they cause. While we have indemnity rights in favor of HCRMC and certain of our other tenants with respect to environmental liabilities they cause, such liabilities could exceed the coverage limits of the applicable tenant's insurance, if any, or the financial ability of the tenant to indemnify us under the applicable leases. As the owner of a site, we may also be held liable to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the release of asbestos-containing materials into the air. We may also experience environmental liabilities arising from conditions not known to us. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property or paying personal injury or other claims or fines could be substantial and could have a materially adverse effect on our business, results of operations and financial condition.

        In addition, the presence of contamination or the failure to remediate contamination may materially adversely affect our ability to use, sell or lease the property or to borrow using the property as collateral.

Our charter will restrict the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

        We will elect to be treated as a REIT commencing with our initial taxable year ending December 31, 2016. In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year after the first year for which we elect to be subject to tax and qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be subject to tax and qualify as a REIT). Our charter, with certain exceptions, will authorize our board of directors to take such actions as are necessary or advisable to preserve our qualification as a REIT. Our charter will also provide that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. See "Description of Our Capital Stock—Restrictions on Transfer and Ownership of QCP Stock" and "U.S. Federal Income Tax Considerations." The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. The acquisition of less than 9.8% of our outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% in value of our outstanding stock, and thus violate our charter's ownership limit. Our charter will also prohibit any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. In addition, our charter will provide that (i) no person shall beneficially own shares of stock to the extent such beneficial ownership of stock would result in us failing to qualify as a "domestically controlled qualified investment entity" within the meaning of Section 897 (h) of the Code, and (ii) no person shall beneficially or constructively own shares of stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in a tenant of our real property. Any attempt to own or transfer shares of our stock in violation of these restrictions may result in the transfer being automatically void. Our charter will also provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a charitable beneficiary that we designate, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. We or our designee will have the right to purchase the shares from the trustee at this calculated price as well. A transfer of shares of our capital stock in violation of the limit may be void under certain circumstances. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

Maryland law and provisions in our charter and bylaws may delay or prevent takeover attempts by third parties and therefore inhibit our stockholders from realizing a premium on their stock.

        The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a Maryland corporation. Unless our board of directors takes action to exempt us, generally or with respect to certain transactions, from this statute in the future, the Maryland Business Combination Act will be applicable to business combinations between us and other persons.

        In addition to the restriction on business combinations contained in the Maryland Business Combination Act, our charter and bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover.

        The restrictions on business combinations provided under Maryland law and contained in our charter may delay, defer or prevent a change of control or other transaction even if such transaction involves a premium price for our common stock or our stockholders believe that such transaction is otherwise in their best interests.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

        We will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of business processes, including financial transactions and records and maintaining personal identifying information and tenant and lease data. We purchase some of our information technology from vendors, on whom our systems depend. We will rely on commercially available systems, software, tools and monitoring to provide security for the processing, transmission and storage of confidential tenant and customer data, including individually identifiable information relating to financial accounts. Although we expect to take steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. The risk of security breaches has generally increased as the number, intensity and sophistication of attacks have increased. In some cases, it may be difficult to anticipate or immediately detect such incidents and the damage they cause. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a materially adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR SPIN-OFF FROM HCP

The HCP board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and the related transactions at any time prior to the distribution date.

        Until the Spin-Off occurs, HCP's board of directors will have the sole discretion to amend, modify or abandon the Spin-Off and the related transactions at any time prior to the distribution date. This means HCP may cancel or delay the planned distribution of common stock of QCP if at any time the board of directors of HCP determines, in its sole and absolute discretion, that the distribution of such common stock or the terms thereof are not in the best interests of HCP and its stockholders or that market conditions or other circumstances are such that the Spin-Off is no longer advisable at that time. If HCP's board of directors determines to terminate the Spin-Off, stockholders of HCP will not receive any distribution of QCP common stock, and HCP will be under no obligation whatsoever to its stockholders to distribute such shares. In addition, the Spin-Off and related transactions are subject to the satisfaction or waiver (by HCP's board of directors in its sole discretion) of a number of conditions. See "The Spin-Off—Conditions to the Spin-Off."

The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results.

        Our combined historical financial data and our pro forma combined financial data included in this information statement may not reflect our business, financial position or results of operations had we been an independent, publicly-traded company during the periods presented, or what our business, financial position or results of operations will be in the future when we are an independent, publicly-traded company. Prior to the Spin-Off, our business will have been operated by HCP as part of one corporate organization and not operated as a stand-alone company.

        The pro forma financial data included in this information statement includes adjustments based upon available information that our management believes to be reasonable to reflect these factors. However, the assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. For these reasons, our cost structure may be higher, and our future performance may be worse, than the performance implied by the pro forma financial data presented in this information statement. For additional information about the basis of presentation of our combined historical financial data and our pro forma combined financial data included in this information statement, see "Description of Financing and Material Indebtedness," "Capitalization," "Summary—Summary Historical Combined Consolidated and Unaudited Pro Forma Combined Consolidated Financial Data," "Unaudited Pro Forma Combined Consolidated Financial Statements," "Selected Historical Combined Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this information statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

        Following the Spin-Off, we will be a publicly-traded, self-managed and self-administered company, independent from HCP. However, we may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from HCP in the time we expect, if at all. For instance, it may take longer than anticipated for us to, or we may never, succeed in growing our revenues through our active management strategies or successfully take advantage of positive long-term healthcare industry trends.

The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.

        The Spin-Off may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between HCP and us or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and we could experience unfavorable reactions to the Spin-Off from employees, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties, or other effects could materially and adversely affect our business, financial position or results of operations. In addition, following the completion of the Spin-Off, disputes with HCP could arise in connection with the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement or other agreements.

Potential indemnification obligations to HCP pursuant to the separation and distribution agreement may subject us to substantial liabilities.

        The Separation and Distribution Agreement with HCP provides for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and distribution, and provisions governing our relationship with HCP with respect to and following the Spin-Off. Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the Spin-Off, as well as those obligations of HCP that we will assume pursuant to the Separation and Distribution Agreement. If we are required to indemnify HCP or its related parties under the circumstances set forth in this agreement, we may be subject to substantial liabilities. For a description of this agreement, see "Our Relationship with HCP Following the Spin-Off—Separation and Distribution Agreement."

The Spin-Off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

        A court could deem the Spin-Off of QCP common stock or certain internal restructuring transactions undertaken by HCP in connection therewith to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor-transferor was insolvent, or that rendered the debtor-transferor insolvent, inadequately capitalized or unable to pay its debts as they become due.

        If a court were to find that the Spin-Off was a fraudulent transfer or conveyance, a court could void the Spin-Off or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors, or require stockholders to return any dividends previously paid by QCP. Moreover, a court could void certain elements of the Spin-Off or QCP could be awarded monetary damages for the difference between the consideration received by HCP or its stockholders and the fair market value of the transferred property at the time of the Spin-Off. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the jurisdiction whose law is being applied.

Our agreements with HCP may not reflect terms that would have resulted from arm's-length negotiations with unaffiliated third parties.

        The agreements related to the Spin-Off, including the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement will have been entered into in the context of the Spin-Off while we are still controlled by HCP. As a result, they may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. The terms of the agreements being entered into in the context of the Spin-Off concern, among other things, transition services, allocation of assets and liabilities attributable to periods prior to the Spin-Off and the rights and obligations, including certain indemnification obligations, of HCP and us after the Spin-Off. For a more detailed description, see "Our Relationship with HCP Following the Spin-Off."

After the Spin-Off, we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly-traded, self-managed and self-administered company primarily focused on real property utilized in the healthcare industry.

        We have no significant historical operations as an independent company and may not, at the completion of the Spin-Off, have the infrastructure and personnel necessary to operate as an independent, publicly-traded, self-managed and self-administered company without relying on HCP to provide certain services on a transitional basis. Upon the completion of the Spin-Off, HCP will be obligated to provide such transition services pursuant to the terms of the Transition Services Agreement that we will enter into with HCP, to allow us the time, if necessary, to build the infrastructure and retain the personnel necessary to operate as a separate publicly-traded company without relying on such services. Following the expiration of the Transition Services Agreement, HCP will be under no obligation to provide further assistance to QCP. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with NYSE continued listing requirements as well as compliance with generally applicable tax and accounting rules. Because QCP's business has not been operated as an independent, publicly-traded, self-managed and self-administered company, we cannot assure you that it will be able to successfully implement the infrastructure or retain the personnel necessary to operate as an independent, publicly-traded, self-managed and self-administered company or that QCP will not incur costs in excess of anticipated costs to establish such infrastructure and retain such personnel.

The distribution of our common stock will not qualify for tax-free treatment and may be taxable to you as a dividend.

        The distribution of our common stock will not qualify for tax-free treatment. An amount equal to the fair market value of our common stock received by you on the distribution date (plus any cash received in lieu of fractional shares) will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of HCP, with the excess treated first as a non-taxable return of capital to the extent of your tax basis in HCP common stock and then as capital gain. In addition, HCP or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by HCP or such agent withholding and selling a portion of the QCP common stock otherwise distributable to non-U.S. stockholders or by withholding from other property held in the non-U.S. stockholder's account with the withholding agent. Your tax basis in shares of HCP held at the time of the distribution will be reduced (but not below zero) if the fair market value of our shares distributed by HCP to you in the distribution (plus any cash received in lieu of fractional shares) exceeds your ratable share of HCP's available current and accumulated earnings and profits. Your holding period for such HCP shares will not be affected by the distribution. HCP will not be able to advise stockholders of the amount of earnings and profits of HCP until after the end of the 2016 calendar year.

        Additionally, HCP's current earnings and profits are measured as of the end of the tax year and are generally allocated to all distributions made during such tax year on a pro rata basis. As a result, a proportionate part of HCP's current earnings and profits for the entire taxable year of the Spin-Off will be allocated to the Spin-Off distribution. That proportionate part will be treated as dividend income to you even if you have not held HCP stock for the entire taxable year of HCP in which the Spin-Off occurs. Thus, if you did not hold your HCP common stock for the entire taxable year of HCP in which the Spin-Off occurs, you may be allocated a disproportionate amount of ordinary income attributable to HCP's current earnings and profits as a result of the Spin-Off distribution.

        Although HCP will be ascribing a value to our shares in the distribution for tax purposes, this valuation is not binding on the Internal Revenue Service (the "IRS") or any other tax authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our stock trades at prices significantly above the value ascribed to our shares by HCP in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of your HCP shares or may cause you to recognize additional dividend or capital gain income. You should consult your own tax advisor as to the particular tax consequences of the distribution to you.

RISKS RELATED TO THE STATUS OF QCP AS A REIT

Our failure to qualify as, or election to not continue to be, a REIT would result in higher taxes and reduced cash available for distribution to our stockholders. HCP's failure to qualify as a REIT could cause us to lose our REIT status.

        We intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2016. Our compliance with the REIT income and quarterly asset requirements depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. In addition, we intend to hold substantially all of our assets through certain subsidiary REITs, and any failure of such a subsidiary to qualify as a REIT could cause us to fail to satisfy the REIT requirements. Accordingly, there can be no assurance that the IRS will not contend that our investments violate the REIT requirements. In addition, in the future, our board of directors may determine that maintaining our REIT status would no longer be in the best interest of us or our stockholders, which may result from, for example, other business opportunities that we may wish to pursue, and we may elect to discontinue our REIT status.

        We expect that we will receive an opinion of Skadden, Arps (the "REIT Tax Opinion"), counsel to us and HCP, with respect to our qualification to be subject to tax as a REIT in connection with the Spin-Off. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The REIT Tax Opinion will represent only the view of Skadden, Arps, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by HCP and us, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. Skadden, Arps will have no obligation to advise HCP, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the REIT Tax Opinion and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Skadden, Arps. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

        If we were to fail to, or elect not to, qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and trading price for, our stock. Unless entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.

        The rule against re-electing REIT status following a loss of such status could also apply to us or to REIT subsidiaries of ours if it were determined that HCP or certain REIT subsidiaries of HCP failed to qualify as REITs for certain taxable years and we or one of our REIT subsidiaries were treated as a successor to any such entity for U.S. federal income tax purposes. Although HCP, in the Tax Matters Agreement, will represent to us that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT and will covenant to use its reasonable best efforts to maintain the REIT status of HCP and its REIT subsidiaries for each taxable year ending on or before December 31, 2016 (unless HCP obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that such failure to maintain REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from HCP, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if HCP or any of the relevant subsidiaries were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against HCP. If we fail to qualify as a REIT due to a predecessor's failure to qualify as a REIT, we would be subject to corporate income tax as described in the preceding paragraph.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

        Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership, and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a

REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

We could fail to qualify as a REIT if income we receive from our tenants is not treated as qualifying income.

        Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. Rents received or accrued by us from any of our tenants will not be treated as qualifying rent for purposes of these requirements if the applicable Lease is not respected as a true lease for U.S. federal income tax purposes and is instead treated as a service contract, joint venture or some other type of arrangement. If any of the Leases are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.

        In addition, subject to certain exceptions, rents received or accrued by us from any of our tenants will not be treated as qualifying rent for purposes of the REIT gross income requirements if we or a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the total combined voting power of all classes of such tenant's stock entitled to vote or 10% or more of the total value of all classes of such tenant's stock. Our charter will provide for restrictions on ownership and transfer of our shares of stock, including restrictions on such ownership or transfer that would cause the rents received or accrued by us from our tenants to be treated as non-qualifying rent for purposes of the REIT gross income requirements. The provisions of our charter that will restrict the ownership and transfer of our stock are described in "Description of Our Capital Stock—Restrictions on Transfer and Ownership of QCP Stock." Nevertheless, these restrictions may be ineffective at ensuring that rents received or accrued by us from our tenants will be treated as qualifying rent for purposes of REIT qualification requirements.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

        We generally must distribute annually at least 90% of our REIT taxable income in order for us to qualify as a REIT (assuming that certain other requirements are also satisfied, which requirements are substantially similar to those requirements HCP must meet to maintain its REIT status) so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. Moreover, if a REIT distributes less than 85% of its taxable income to its stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then it is required to pay an excise tax on 4% of any shortfall between the required 85% and the amount that was actually distributed. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

        Initially our taxable income will be generated primarily by rents paid under the Leases. From time to time, we may generate taxable income greater than our cash flows as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity or adversely impact our ability to raise short- and long-term debt. Furthermore, the REIT distribution requirements may increase the financing needed to fund capital expenditures, further growth and expansion initiatives. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

        Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state, and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, we may hold some of our assets or conduct certain of our activities through one or more "taxable REIT subsidiaries" ("TRSs") or other subsidiary corporations that will be subject to U.S. federal, state, and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with the REIT requirements may cause us to forgo otherwise attractive acquisition and business opportunities or liquidate otherwise attractive investments.

        To qualify as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and "real estate assets" (as defined in the Code). The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% (or, for 2018 and subsequent taxable years, 20%) of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

        In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

        Dividends payable to domestic stockholders that are individuals, trusts and estates are generally taxed at reduced tax rates. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Complying with the REIT requirements may limit our ability to hedge effectively.

        The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain hedging transactions that we may enter into to, including transactions to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, does not constitute "gross income" for purposes of the 75% or 95% gross income tests that apply to REITs; provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates that we would otherwise want to bear. In addition, losses in the TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

The tax on prohibited transactions will limit our ability to engage in certain transactions which would be treated as prohibited transactions for U.S. federal income tax purposes.

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of our trade or business. We might be subject to this tax if we were to dispose of our property in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

        We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain sales at the REIT level, even though the sales might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% prohibited transaction tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to prevent prohibited transaction characterization.

Legislative or other actions affecting REITs could have a negative effect on us.

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the "Treasury"). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. The IRS and the Treasury, for example, published temporary and proposed regulations on June 7, 2016 affecting certain tax-free REIT spin-offs, and extending the period (from five to ten years) during which federal built-in gains tax applies to those C corporations electing REIT status after August 7, 2016. The new regulations do not apply to the distribution of QCP common stock, which will not qualify as a tax-free spin-off. Moreover, because QCP's assets have been owned by a REIT for more than five years, the extension of the built-in gains period is not expected to apply to QCP's assets held at the time of the Spin-Off. However, we cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations promulgated under the Code ("Treasury Regulations"), administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

        To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

REIT ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.

        In order to satisfy the requirements for REIT qualification, no more than 50% in value of all classes or series of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. As described above, subject to certain exceptions, rents received or accrued by us from our tenants will not be treated as qualifying rent for purposes of the REIT gross income requirements if we or a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the total combined voting power of all classes of such tenant's stock entitled to vote or 10% or more of the total value of all classes of such tenant's stock. To assist us in satisfying the REIT requirements, our charter will contain certain ownership and transfer restrictions on our stock. More specifically, our charter will provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on such shares or be entitled to vote such shares or receive any proceeds from the subsequent sale of such shares in excess of the lesser of the price paid for such shares or the amount realized from the sale (net of any commissions and other expenses of sale). A transfer of shares of our capital stock in violation of the ownership limit will be void ab initio under certain circumstances. Under applicable constructive ownership rules, any shares of stock owned by certain affiliated owners generally would be added together for purposes of the common stock ownership limits, and any shares of a given class or series of preferred stock owned by certain affiliated owners generally would be added together for purposes of the ownership limit on such class or series. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders. See "—Risks Related to Our Business—Our charter will restrict the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company."

RISKS RELATED TO OUR COMMON STOCK

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

        There is no current trading market for our common stock. Our common stock issued in the Spin-Off will be trading publicly for the first time. We anticipate that a limited market, commonly known as a "when-distributed" trading market, will develop at some point following the record date, and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

        For many reasons, including the risks identified in this information statement, the market price of our common stock following the Spin-Off may be more volatile than the market price of HCP common stock before the Spin-Off. These factors may result in short-term or long-term negative pressure on the value of our common stock.

        We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

  •
  a shift in our investor base;

  •
  our quarterly or annual earnings, or those of comparable companies;

  •
  actual or anticipated fluctuations in our operating results;

  •
  our ability to obtain financing as needed;

  •
  changes in laws and regulations affecting our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  announcements by us or our competitors of significant investments, acquisitions or dispositions;

  •
  the failure of securities analysts to cover our common stock after the Spin-Off;

  •
  changes in earnings estimates by securities analysts or our ability to meet those estimates;

  •
  the operating performance and stock price of comparable companies;

  •
  overall market fluctuations;

  •
  a decline in the real estate markets; and

  •
  general economic conditions and other external factors.

        Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Future sales or distributions of our common stock could depress the market price for shares of our common stock.

        Our common stock that HCP intends to distribute to its stockholders in the Spin-Off generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any holder of HCP common stock to sell our common stock on or after the record date, it is possible that some HCP stockholders will decide to sell some or all of the shares of our common stock that they receive in the Spin-Off.

        In addition, some of the holders of HCP common stock are index funds tied to stock or investment indices or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we expect to initially have a lower market capitalization than HCP has today, and our business will differ from the business of HCP prior to the Spin-Off. As a result, our common stock may not qualify for those investment indices. In addition, our common stock may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of our common stock they receive in the Spin-Off, which may result in a decline in the price of our common stock.

        Any disposition by a significant stockholder of our common stock, or the perception in the market that such dispositions could occur, may cause the price of our common stock to fall. Any such decline could impair our ability to raise capital through future sales of our common stock. Further, our common stock may not qualify for other investment indices, including indices specific to REITs, and any such failure may discourage new investors from investing in our common stock.

The combined post-Spin-Off value of HCP common stock and our common stock may not equal or exceed the pre-Spin-Off value of HCP common stock.

        We cannot assure you that the combined trading prices of HCP common stock and our common stock after the Spin-Off will be equal to or greater than the trading price of HCP common stock prior to the Spin-Off. Until the market has fully evaluated the business of HCP without the Properties, the price at which HCP common stock trades may fluctuate more significantly than might otherwise be typical. Similarly, until the market has fully evaluated the stand-alone business of our company, the price at which shares of our common stock trades may fluctuate more significantly than might otherwise be typical, including volatility caused by general market conditions.

We may be unable to continue paying dividends.

        To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income. Our ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this information statement. Dividends will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Maryland law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. We may fail to achieve investment results that will allow us to make a specified level of cash dividends or year-to-year increases in cash dividends.

        Furthermore, while we are required to pay dividends in order to maintain our REIT status (as described above under "—Risks Related to the Status of QCP as a REIT—REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan"), we may elect not to maintain our REIT status, in which case we would no longer be required to pay such dividends. Moreover, even if we do elect to maintain our REIT status, after completing various procedural steps, we may elect to comply with the applicable distribution requirements by distributing, under certain circumstances, a portion of the required amount in the form of shares of our common stock in lieu of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect our business and financial condition as well as the market price of our common stock. We cannot assure you that we will pay any dividends on shares of our common stock in the future.

We may choose to pay dividends in our own stock, in which case you could be required to pay income taxes in excess of the cash dividends you receive.

        We may in the future distribute taxable dividends that are payable in cash and shares of our common stock where up to only 20% of such a dividend is made in cash. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. holder sells the stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. holders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

        It is unclear whether and to what extent we will be able to pay taxable dividends in cash and stock in future years. Moreover, various aspects of such a taxable cash/stock dividend are uncertain and have not yet been addressed by the IRS. The IRS may impose additional requirements with respect to taxable cash/stock dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/stock dividends have not been met.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This information statement includes forward-looking statements, including the sections entitled "Summary," "Risk Factors," "The Spin-Off," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business and Properties." Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements regarding: the anticipated timing, structure, benefits and tax treatment of the Spin-Off; future financing plans, business strategies, growth prospects and operating and financial performance; expectations regarding the making of distributions and the payment of dividends; and compliance with and changes in governmental regulations.

        Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," "believe(s)," "may," "will," "would," "could," "should," "seek(s)" and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to:

  •
  the HCRMC Properties representing substantially all of our assets and our reliance on HCRMC for substantially all of our revenues and dependency on HCRMC's ability to meet its contractual obligations under the Master Lease and subject to the risks related to the impact of HCRMC's decline in operating performance and fixed charge coverage and the DOJ lawsuit against HCRMC and other legal proceedings involving HCRMC, including the possibility of larger than expected litigation costs, adverse results and related developments;

  •
  the financial condition of HCRMC and our other existing and future tenants and operators, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases;

  •
  ongoing trends in the healthcare industry, including a shift away from a traditional fee-for-service model and increased penetration of government reimbursement programs with lower reimbursement rates, average length of stay and average daily census, and increased competition in the industry, including for skilled management and other key personnel;

  •
  the effect on our tenants and operators of legislation and other legal requirements, including licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements;

  •
  the ability of HCRMC and our other existing and future tenants and operators to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent payments to us and our ability to recover investments made, if applicable, in their operations;

  •
  the potential impact on us, our tenants and operators from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments;

  •
  competition for, and our ability to negotiate the same or better terms with and obtain regulatory approvals for, new tenants or operators if our existing Leases are not renewed or we exercise our right to replace HCRMC or other tenants upon default;

  •
  negative economic conditions in our geographies of operation;

  •
  uninsured or underinsured losses that our properties may experience and other unanticipated expenses, including environmental compliance costs and liabilities;

  •
  the ability of HCP and QCP to complete financings related to the Spin-Off on acceptable terms on the currently contemplated timeline or at all;

  •
  our non-investment grade rating from credit rating agencies;

  •
  our ability to manage our indebtedness level, changes in the terms of such indebtedness and changes in market interest rates;

  •
  covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

  •
  our ability to pay dividends and the tax treatment of such dividends for our stockholders;

  •
  loss of key personnel;

  •
  our ability to qualify or maintain our status as a REIT;

  •
  the ability of HCP and QCP to satisfy any necessary conditions to complete the Spin-Off;

  •
  the ability to achieve some or all the benefits that we expect to achieve from the Spin-Off or to successfully operate as an independent, publicly-traded company following the Spin-Off;

  •
  the ability and willingness of HCP to meet and/or perform its obligations under any contractual arrangements that are entered into with us in connection with the Spin-Off and any of its obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

  •
  unexpected liabilities, disputes or other potential unfavorable effects related to the Spin-Off; and

  •
  additional factors discussed in the sections entitled "Business and Properties," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this information statement.

        Forward-looking statements speak only as of the date of this information statement. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

 THE SPIN-OFF

Overview of the Spin-Off

        On May 9, 2016, the board of directors of HCP announced its plan to separate HCP's business into two separate and independent publicly-traded companies:

  •
  HCP, which will increase its focus on its existing core growth businesses of senior housing, life science and medical office properties; and

  •
  QCP, which will own and lease, on a triple-net basis, properties in the post-acute/skilled nursing and assisted living sectors and potentially other sectors in the healthcare industry. The consummation of the Spin-Off itself will not result in any changes to the Master Lease.

        HCP will accomplish the separation by transferring to us the equity of entities that hold both the Properties and the Deferred Rent Obligation, as well as HCP's approximately 9% equity interest in HCRMC, in exchange for:

  •
  the issuance to HCP of all outstanding shares of QCP common stock; and

  •
  the transfer from QCP to HCP of $             billion of cash, which HCP will use to fund the repayment of a portion of its outstanding debt.

        Subsequently, HCP will distribute all of the outstanding shares of QCP common stock pro rata to holders of HCP common stock pursuant to the Spin-Off.

        Effective immediately upon the Spin-Off, we will enter into agreements with HCP that set forth the relationship between us and HCP following the Spin-Off. See "Our Relationship with HCP Following the Spin-Off."

        Upon the satisfaction or waiver by HCP of the conditions to the Spin-Off, which are described in more detail in "—Conditions to the Spin-Off" below, HCP will effect the Spin-Off by distributing to HCP's stockholders one share of QCP common stock for every            shares of HCP common stock held at the close of business on                        , 2016, the record date for the Spin-Off. We expect the shares of QCP common stock to be distributed by HCP on or about                        , 2016.

        You will not be required to make any payment, surrender or exchange your shares of HCP common stock or take any other action to receive your shares of our common stock.

        Until the Spin-Off has occurred, HCP has the right to terminate the transaction, even if all of the conditions have been satisfied, if the board of directors of HCP determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of HCP and its stockholders or that market conditions or other circumstances are such that the Spin-Off is no longer advisable at that time. We cannot provide any assurances that the Spin-Off will be completed. For a more detailed description of these conditions, see "—Conditions to the Spin-Off."

Reasons for the Spin-Off

        Since HCP's acquisition of the HCRMC real estate portfolio in 2011, HCRMC has remained HCP's largest tenant, representing approximately 23% of HCP's portfolio income for the six month period ended June 30, 2016. HCRMC's operating performance has been negatively affected by the challenging operating environment in the post-acute/skilled nursing industry and, as a result, has continued to deteriorate, resulting in declining coverage under the Master Lease, as summarized in "Business and Properties—Impact of Industry Trends on HCRMC and Recent Events Specific to HCRMC." The ongoing reimbursement model changes that have impacted HCRMC's performance are expected to continue in the near-term, which, combined with HCP's outstanding tenant concentration in HCRMC, likely will continue to weigh on HCP's portfolio performance, cost of capital and ability to grow. While HCP believes that the post-acute/skilled nursing sector in which HCRMC operates will remain an integral part of the continuum of care, HCP also recognizes that additional time and flexibility are warranted to best resolve these near-term challenges. As a result, HCP's board of directors believes that separating the QCP business and assets from the remainder of HCP's businesses and assets is in the best interests of HCP and its stockholders for a number of reasons, including the following:

  •
  Creates two separate companies which better focuses the inherent strengths of each company.  As two independent companies, HCP and QCP will be able to focus on their respective inherent strengths and will have an enhanced ability to maximize value for their respective stockholders. HCP's portfolio quality and growth profile will improve significantly with 94% of its annualized pro forma portfolio income diversified across senior housing, life science and medical office properties. These sectors provide HCP with private-pay revenue sources and enhance the stability and growth characteristics of HCP's portfolio income. QCP's assets will be composed of the HCRMC Properties, the Deferred Rent Obligation and an approximately 9% equity interest in HCRMC, as well as the non-HCRMC Properties. QCP's mission is to maximize the value embedded in its assets.

  •
  Enables HCP to accelerate its focus on accretive investment growth. We believe HCP's cost of capital will benefit from its improved portfolio quality discussed above and reduced tenant concentration, allowing HCP to focus on generating accretive investment growth with existing and new operating partners.

  •
  Better positions QCP to realize the long-term value creation potential of the HCRMC Properties in a manner that would not be consistent with HCP's business model. The HCRMC Properties represent a large-scale, geographically diversified portfolio of post-acute/skilled nursing and memory care/assisted living properties that QCP will be able to actively manage to create value for its stockholders. With a more narrowly focused portfolio of assets, QCP will have the flexibility to deploy a wider array of strategies than would generally be suitable for HCP and, as a result, will be positioned to address the ongoing changes in the post-acute/skilled nursing industry.

  •
  Provides QCP with a dedicated management team with relevant experience and incentives aligned with stockholders. QCP will have a management team, led by Mark Ordan, whose focus will be solely on the QCP assets. The management team has a collective track record of active management of large-scale healthcare operations and real estate portfolio management, large company workouts in both healthcare and REIT environments, and successfully launching and managing a public spin-off. QCP's executive compensation and incentive arrangements will be designed to motivate its management team to successfully execute QCP's business strategy.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the Spin-Off will be set forth in the Separation and Distribution Agreement between us and HCP. Under the Separation and Distribution Agreement, the Spin-Off is anticipated to be effective from and after                        , 2016.

        You will receive one share of QCP common stock for every            shares of HCP common stock that you owned at the close of business on                        , 2016, the record date. The actual total number of shares of our common stock to be distributed will depend on the number of shares of HCP common stock outstanding on the record date. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Spin-Off.

        Neither we nor HCP will be issuing physical certificates representing shares of our common stock. Instead, if you own HCP common stock as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the Spin-Off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

        If you hold physical stock certificates that represent your shares of HCP common stock and you are the registered holder of the HCP shares represented by those certificates, the distribution agent will mail you an account statement that reflects the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of common stock registered in book-entry form, you are encouraged to contact HCP Investor Relations by mail at 1920 Main Street, Suite 1200, Irvine, California 92614, by phone at (949) 407-0400 or by email at investorrelations@hcpi.com.

        Most HCP stockholders hold their shares of HCP common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your HCP common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the Spin-Off. If you have any questions concerning the mechanics of having shares of our common stock held in "street name," you are encouraged to contact your bank or brokerage firm.

Results of the Spin-Off

        After the Spin-Off, we will be an independent, publicly-traded, self-managed and self-administered company. Immediately following the Spin-Off, we expect to have approximately            registered stockholders, based on the number of registered stockholders of HCP common stock on                        , 2016. Immediately following the Spin-Off, we expect to have approximately            shares of our common stock outstanding on a fully diluted basis, based on the number of shares of HCP common stock outstanding on a fully diluted basis as of                        , 2016. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of shares of HCP common stock between                        , 2016 and the record date. The Spin-Off will not affect the number of outstanding shares of HCP common stock or any rights of HCP stockholders.

        Effective immediately upon the Spin-Off, we and HCP will enter into a number of other agreements to set forth our relationship following the Spin-Off concerning, among other things, transition services, allocations of assets and liabilities attributable to periods prior to the Spin-Off and the rights and obligations, including certain indemnification obligations of HCP and us after the Spin-Off. For a more detailed description of these agreements, see "Our Relationship with HCP Following the Spin-Off."

Treatment of Fractional Shares

        The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares of our common stock into whole shares and sell them on the open market at the prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. The distribution agent will then distribute to such registered holders the aggregate cash proceeds of such sale, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. We do not expect the amount of any such fees to be material to us.

        If you hold physical stock certificates that represent your shares of HCP common stock and you are the registered holder of the HCP shares represented by those certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. If you hold your shares of HCP common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales and will electronically credit your account for your share of such proceeds.

        None of us, HCP or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor HCP will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. Each stockholder entitled to receive cash proceeds from these fractional shares should consult his, her or its own tax advisor as to the stockholder's particular circumstances. See "—U.S. Federal Income Tax Consequences of the Spin-Off."

Listing and Trading of Our Shares

        There is no current trading market for QCP common stock. A condition to the Spin-Off is the listing of our common stock on the NYSE. We intend to apply to list our common stock on the NYSE under the symbol "      " subject to official notice of issuance.

        At some point following the record date and continuing up to and including the distribution date, we expect that there will be two markets in HCP common stock: a "due-bills" market and an "ex-distribution" market. Shares of HCP common stock that trade on the "due-bills" market will trade with an entitlement to shares of our common stock distributed pursuant to the Spin-Off. Shares of HCP common stock that trade on the "ex-distribution" market will trade without an entitlement to shares of our common stock distributed pursuant to the Spin-Off. Therefore, if you sell shares of HCP common stock in the "due-bills" market after the record date and before the distribution date, you will be selling your right to receive shares of our common stock in connection with the Spin-Off. If you own shares of HCP common stock at the close of business on the record date and sell those shares on the "ex-distribution" market before the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of HCP common stock on the record date.

        Furthermore, at some point following the record date and continuing up to and including the distribution date, we expect that a limited market, commonly known as a "when-distributed" trading market, will develop in our common stock. "When-distributed" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet distributed. The "when-distributed" trading market will be a market for shares of our common stock that will be distributed pro rata to HCP stockholders on the distribution date. If you owned shares of HCP common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the Spin-Off. You may trade this entitlement to shares of our common stock, without trading the shares of HCP common stock you own, on the "when-distributed" market. On the first trading day following the distribution date, "when-distributed" trading with respect to our common stock will end and "regular-way" trading in our common stock will begin.

Treatment of HCP Equity Awards

        It is expected that HCP will equitably adjust all outstanding HCP equity awards at the completion of the Spin-Off. The actual method of adjustment, including whether HCP equity awards held by our executive officers and other employees will be converted into equity awards relating to our common stock, has not yet been determined. We expect to provide information regarding the specific nature of these equitable adjustments to outstanding HCP equity awards in subsequent amendments to this information statement.

U.S. Federal Income Tax Consequences of the Spin-Off

        The following is a summary of U.S. federal income tax consequences generally applicable to our spin-off from HCP, and in particular the distribution by HCP of our common stock to stockholders of HCP. For purposes of this section under the heading "—U.S. Federal Income Tax Consequences of the Spin-Off": (i) any references to the "spin-off" shall mean only the distribution of shares of our common stock by HCP to stockholders of HCP; (ii) references to "QCP," "we," "our" and "us" mean only QCP and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (iii) references to HCP refer to HCP, Inc.

        The information in this summary is based on:

  •
  the Code;

  •
  current, temporary and proposed Treasury Regulations;

  •
  the legislative history of the Code;

  •
  current administrative interpretations and practices of the IRS; and

  •
  court decisions;

all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that HCP, QCP and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable to our spin-off from HCP. This summary is for general information only and is not legal or tax advice. The Code provisions applicable to the spin-off are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  regulated investment companies;

  •
  partnerships and trusts;

  •
  persons who hold our stock on behalf of another person as a nominee;

  •
  persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

and, except to the extent discussed below:

  •
  tax-exempt organizations; and

  •
  foreign investors.

        This summary assumes that investors will hold their HCP and QCP common stock as a capital asset, which generally means as property held for investment. This summary also assumes that investors will hold their HCP common stock at all times from the record date through the distribution date. Special rules may apply to determine the tax consequences to an investor that purchases or sells HCP common stock between the record date and the distribution date. You are urged to consult your tax advisor regarding the consequences to you of any such sale.

        For purposes of this discussion under the heading "—U.S. Federal Income Tax Consequences of the Spin-Off," a U.S. holder is a stockholder of HCP that is for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

  •
  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

        A "non-U.S. holder" is a stockholder of HCP that is neither a U.S. holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds HCP stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the spin-off.

        THE U.S. FEDERAL INCOME TAX TREATMENT OF THE SPIN-OFF OF QCP COMMON STOCK TO STOCKHOLDERS OF HCP DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE SPIN-OFF TO ANY PARTICULAR STOCKHOLDER OF HCP WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES.

Tax Classification of the Spin-off in General

        For U.S. federal income tax purposes, the spin-off will not be eligible for treatment as a tax-free distribution by HCP with respect to its stock. Accordingly, the spin-off will be treated as if HCP had distributed to each HCP stockholder an amount equal to the fair market value of the QCP common stock received by such stockholder (plus any cash received in lieu of fractional QCP shares), determined as of the date of the spin-off (such amount, the "spin-off distribution amount"). The tax consequences of the spin-off on HCP's stockholders are thus generally the same as the tax consequences of HCP's cash distributions. The discussion below describes the U.S. federal income tax consequences to a U.S. holder, a non-U.S. holder, and a tax-exempt holder of HCP stock upon the receipt of QCP common stock in the spin-off.

        As a REIT, HCP distributes to its stockholders all or substantially all of its earnings and profits each year. Consequently, as more specifically described below, for stockholders with sufficient tax basis in their HCP common stock and that hold their HCP common stock for the entire taxable year of HCP in which the spin-off occurs, the net effect of the spin-off is that the distribution is expected to be treated as a return of capital not subject to tax.

        Although HCP will ascribe a value to the QCP shares distributed in the spin-off, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the distributed QCP shares, particularly if, following the spin-off, those shares trade at prices significantly above the value ascribed to those shares by HCP. Such a higher valuation may affect the distribution amount and thus the tax consequences of the spin-off to HCP's stockholders.

        HCP will be required to recognize any gain, but will not be permitted to recognize any loss, upon distribution of the QCP shares in the spin-off. HCP does not expect to recognize any taxable income as a result of the spin-off.

Tax Basis and Holding Period of QCP Shares Received by Holders of HCP Stock

        An HCP stockholder's tax basis in shares of QCP common stock received in the spin-off generally will equal the fair market value of such shares on the date of the spin-off, and the holding period for such shares will begin the day after the date of the spin-off.

Tax Treatment of the Spin-Off to U.S. Holders

        The following discussion describes the U.S. federal income tax consequences to a U.S. holder of HCP stock upon the receipt of QCP common stock in the spin-off.

        Ordinary Dividends.    The portion of the spin-off distribution amount received by a U.S. holder that is payable out of HCP's current or accumulated earnings and profits and that is not designated by HCP as a capital gain dividend will generally be taken into account by such U.S. holder as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends paid by HCP are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. holders that are individuals, trusts and estates from taxable C corporations. Such U.S. holders, however, are taxed at the preferential rates on dividends designated by and received from a REIT such as HCP to the extent that the dividends are attributable to:

  •
  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

  •
  dividends received by the REIT from TRSs or other taxable C corporations; or

  •
  income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

        HCP's current earnings and profits are measured as of the end of the tax year and are generally allocated to all distributions made during such tax year on a pro rata basis. As a result, a proportionate part of HCP's current earnings and profits for the entire taxable year of HCP in which the spin-off occurs will be allocated to the spin-off distribution. That proportionate part will be treated as dividend income even for a stockholder of record that has not held its HCP stock for the entire taxable year of HCP in which the spin-off occurs. Thus, a stockholder that does not hold its HCP common stock for the entire taxable year of HCP in which the spin-off occurs may be allocated a disproportionate amount of ordinary income attributable to HCP's current earnings and profits as a result of the spin-off distribution.

        Non-Dividend Distributions.    A distribution to HCP's U.S. holders in excess of HCP's current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distribution does not exceed the adjusted basis of the holder's HCP shares in respect of which the distribution was made. Rather, the distribution will reduce the adjusted basis of the holder's shares in HCP. To the extent that such distribution exceeds the adjusted basis of a U.S. holder's HCP shares, the holder generally must include such distribution in income as long-term capital gain, or short-term capital gain if the holder's HCP shares have been held for one year or less.

        Capital Gain Dividends.    A distribution that HCP designates as a capital gain dividend will generally be taxed to U.S. holders as long-term capital gain, to the extent that such distribution does not exceed HCP's actual net capital gain for the taxable year, without regard to the period for which the holder that receives such distribution has held its HCP stock. Corporate U.S. holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of U.S. holders that are individuals, trusts and estates, and ordinary income rates in the case of stockholders that are corporations.

Tax Treatment of the Spin-Off to Non-U.S. Holders

        The following discussion describes the U.S. federal income tax consequences to a non-U.S. holder of HCP stock upon the receipt of QCP common stock in the spin-off.

        Ordinary Dividends.    The portion of the spin-off distribution amount received by a non-U.S. holder that is (1) payable out of HCP's earnings and profits, (2) not attributable to HCP's capital gains and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

        In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of HCP stock. In cases where the dividend income from a non-U.S. holder's investment in HCP stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% (or such lower rate as may be specified by an applicable income tax treaty) branch profits tax in the case of a non-U.S. holder that is a corporation.

        Non-Dividend Distributions.    Unless HCP's stock constitutes a U.S. real property interest ("USRPI"), the spin-off distribution amount, to the extent not made out of HCP's earnings and profits, will not be subject to U.S. income tax. If HCP cannot determine at the time of the spin-off whether or not the spin-off distribution amount will exceed current and accumulated earnings and profits, HCP or the applicable withholding agent is expected to withhold on the spin-off distributions at the rate applicable to ordinary dividends, as described above.

        If HCP's stock constitutes a USRPI, as described below, distributions that it makes in excess of the sum of (a) the stockholder's proportionate share of HCP's earnings and profits, plus (b) the stockholder's basis in its HCP stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") in the same manner as if the HCP stock had been sold, and the collection of the tax would be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the stockholder's share of HCP's earnings and profits. In such situations, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment and same tax rates as a U.S. holder with respect to such excess, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals.

        Subject to certain exceptions discussed below, HCP's stock will be treated as a USRPI if, at any time during a prescribed testing period, 50% or more of its assets consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of HCP's assets will consist of USRPIs. Even if the foregoing 50% test is met, however, HCP's stock nonetheless will not constitute a USRPI if HCP is a "domestically-controlled qualified investment entity." A domestically-controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period (after applying certain presumptions regarding the ownership of HCP stock, as described in the Code). Although it is anticipated that HCP will be a domestically-controlled qualified investment entity, and that a distribution with respect to HCP's stock in excess of HCP's earnings and profits will not be subject to taxation under FIRPTA, no assurance can be given that HCP is or will remain a domestically-controlled qualified investment entity.

        In the event that HCP is not a domestically-controlled qualified investment entity, but its stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, a distribution to a non-U.S. holder nonetheless would not be subject to tax under FIRPTA; provided that the non-U.S. holder held 10% or less (or 5% or less prior to December 18, 2015) of HCP's stock at all times during a specified testing period. It is anticipated that HCP's stock will be regularly traded.

        Gain in respect of a non-dividend distribution that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in HCP stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. holder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

        Capital Gain Dividends.    Under FIRPTA, a dividend that HCP makes to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that HCP held directly or through pass-through subsidiaries (such gains, "USRPI capital gains"), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. HCP will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain dividend if HCP held an interest in the underlying asset solely as a creditor.

        In addition, if a non-U.S. holder owning more than 10% of HCP's common stock disposes of such stock during the 30-day period preceding the ex-dividend date of any dividend payment by HCP, and such non-U.S. holder acquires or enters into a contract or option to acquire HCP's common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain to such non-U.S. holder under FIRPTA, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

        Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of HCP's assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the non-U.S. holder's U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the non-U.S. holder will incur a 30% tax on his capital gains.

        A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above); provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 10% of that class of stock at any time during the year ending on the date on which the dividend is received. HCP anticipates that its stock will be "regularly traded" on an established securities exchange.

        Special FIRPTA Rules.    Recently enacted amendments to FIRPTA create certain exemptions from FIRPTA and otherwise modify the application of the foregoing FIRPTA rules for particular types of non-U.S. investors, including "qualified foreign pension funds" and their wholly owned foreign subsidiaries and certain widely held, publicly-traded "qualified collective investment vehicles."

        Withholding of Amounts Distributable to Non-U.S. Holders in the Spin-off.    If withholding is required on any amounts otherwise distributable to a non-U.S. holder in the spin-off, HCP or other applicable withholding agents would collect the amount required to be withheld by converting to cash for remittance to the IRS a sufficient portion of QCP common stock that such non-U.S. holder would otherwise receive or would withhold from other property held in the non-U.S. holder's account with the withholding agent, and such holder may bear brokerage or other costs for this withholding procedure. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder's U.S. tax liability for the year in which the spin-off occurred.

        Other Withholding Rules.    Withholding at a rate of 30% is generally required on dividends (including any portion of the spin-off distribution treated as a dividend) in respect of HCP common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which HCP common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of HCP common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which HCP or the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement with an applicable foreign country, or future Treasury Regulations or other guidance may modify these requirements. HCP will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their receipt of QCP common stock in the spin-off.

Tax Treatment of the Spin-Off to Tax-Exempt Entities

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income ("UBTI"). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt holder has not held HCP stock as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt holder), and (2) such HCP stock is not otherwise used in an unrelated trade or business, the spin-off generally should not give rise to UBTI to a tax-exempt holder.

        Tax-exempt holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that HCP makes as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of HCP's stock could be required to treat a percentage of the dividends as UBTI, if HCP is a "pension-held REIT." HCP will not be a pension-held REIT unless (1) it is required to "look through" one or more of its pension stockholders in order to satisfy certain REIT requirements and (2) either (i) one pension trust owns more than 25% of the value of HCP's stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of HCP's stock, collectively owns more than 50% of HCP's stock. Certain restrictions on ownership and transfer of HCP's stock should generally prevent a tax-exempt entity from owning more than 10% of the value of HCP's stock, and should generally prevent HCP from becoming a pension-held REIT.

  Time for Determination of the Tax Impact of the Spin-Off

        The actual tax impact of the spin-off will be affected by a number of factors that are unknown at this time, including HCP's final earnings and profits for 2016 (including as a result of the gain or loss, if any, HCP recognizes in the spin-off or as a result of the internal restructuring transactions necessary to effect the Spin-Off), the fair market value of QCP's common stock on the date of the spin-off, and the extent to which HCP engages in sales of FIRPTA or other capital assets during the year of the spin-off. Thus, a definitive calculation of the U.S. federal income tax impact of the spin-off will not be possible until after the end of the 2016 calendar year. HCP will notify its stockholders of the tax attributes of the spin-off (including the spin-off distribution amount) on an IRS Form 1099-DIV.

Conditions to the Spin-Off

        We expect that the Spin-Off will be effective on the distribution date; provided that the following conditions, among others, have been satisfied or waived by the board of directors of HCP:

  •
  each of the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement, and the Employee Matters Agreement shall have been duly executed and delivered by the parties thereto;

  •
  certain reorganization steps shall have been completed in accordance with the plan of reorganization contemplated in the Separation and Distribution Agreement;

  •
  HCP shall have received such solvency opinions, each in such form and substance, as it shall deem necessary, appropriate or advisable in connection with the consummation of the Spin-Off;

  •
  the SEC shall have declared effective QCP's registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been mailed to holders of HCP's common stock as of the record date;

  •
  all actions and filings necessary or appropriate under applicable federal, state or foreign securities or "blue sky" laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

  •
  the QCP common stock to be delivered in the Spin-Off shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

  •
  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or the Reorganization shall be threatened, pending or in effect;

  •
  all required governmental and third-party approvals shall have been obtained and be in full force and effect;

  •
  QCP shall have entered into the financing transactions described in this information statement and contemplated to occur on or prior to the Spin-Off, and HCP shall have entered into the financing transactions and credit agreement amendments to be entered into in connection with the Reorganization and the respective amendments thereunder shall have become effective and financings thereunder shall have been consummated and shall be in full force and effect;

  •
  HCP and QCP shall each have taken all necessary action that may be required to provide for the adoption by QCP of its amended and restated charter and bylaws, and QCP shall have filed its related Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation; and

  •
  no event or development shall have occurred or exist that, in the judgment of the board of directors of HCP, in its sole discretion, makes it inadvisable to effect the Spin-Off.

        The fulfillment of the above conditions will not create any obligation on behalf of HCP to effect the Spin-Off. Until the Spin-Off has occurred, HCP has the right to terminate the Spin-Off, even if all the conditions have been satisfied, if the board of directors of HCP determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of HCP and its stockholders or that market conditions or other circumstances are such that the separation of QCP and HCP is no longer advisable at that time.

Solvency Opinion

        In furtherance of the related condition referenced above, prior to the Spin-Off the boards of directors of HCP and QCP expect to obtain an opinion from an independent financial advisory firm to the effect that:

  •
  after giving effect to the consummation of the Reorganization and the Spin-Off:

  •
  the fair value of the assets of each of HCP and QCP will exceed its debts;

  •
  each of HCP and QCP should each be able to pay its respective debts as they become due in the usual course of business;

  •
  neither HCP nor QCP will have an unreasonably small amount of assets (or capital) for the operation of the businesses in which each is engaged or in which management has indicated each intends to engage; and

  •
  both HCP and QCP have legally available funds to effect the distribution contemplated by the Reorganization and the Spin-Off under the applicable state corporate law requirements.

Regulatory Approvals

        We must complete the necessary registration under U.S. federal securities laws of our common stock, as well as satisfy the applicable NYSE listing requirements for such shares. See "—Conditions to the Spin-Off."

No Appraisal Rights

        HCP stockholders will not have any appraisal rights in connection with the Spin-Off.

Accounting Treatment

        At the completion of the Spin-Off, the balance sheet of QCP will include the assets and liabilities associated with the Properties. The assets and liabilities of QCP will be recorded at their respective historical carrying values at the completion of the Spin-Off in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Codification Topic 505-60, Spinoffs and Reverse Spinoffs.

Reasons for Furnishing this Information Statement

        We are furnishing this information statement solely to provide information to HCP stockholders who will receive shares of our common stock in the Spin-Off. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of HCP. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor HCP undertake any obligation to update the information except in the normal course of HCP's business and our public disclosure obligations and practices.

 DIVIDEND POLICY

        We are a newly-formed company that has not commenced operations and, as a result, we have not paid any distributions. We intend to make distributions whereby we expect to distribute at least 90% of our REIT taxable income to our stockholders out of assets legally available therefor. To help create additional liquidity and flexibility to execute our strategy, and in light of our high tenant concentration in one operator, HCRMC, and the ongoing headwinds facing HCRMC and the broader post-acute/skilled nursing industry, we anticipate initially instituting a conservative distribution policy. Our board of directors will regularly evaluate, determine and, if it deems appropriate, adjust our distribution levels.

        To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

    (i)
    90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

    (ii)
    90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

    (iii)
    any excess non-cash income (as determined under the Code). See "U.S. Federal Income Tax Considerations."

        Our distribution policy may change, and any estimated distributions may not be made or sustained. Distributions made by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenues we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to make distributions, see "Risk Factors." For more information regarding our financing arrangements, see "Description of Financing and Material Indebtedness."

        Our distributions may be funded from a variety of sources. To the extent that our cash available for distribution is less than 90% of our taxable income, we may consider various means to cover any such shortfall, including borrowing under a revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity or debt securities or declaring taxable share dividends. In addition, our charter allows us to issue shares of preferred stock that could have a preference on distributions, and if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

        In the future we may distribute taxable dividends that are payable in cash and shares of our common stock where up to only 20% of such a dividend is made in cash. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. For a discussion of the tax treatment of distributions to holders of our common shares, see "U.S. Federal Income Tax Considerations."

 DESCRIPTION OF FINANCING AND MATERIAL INDEBTEDNESS

        The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into prior to the Spin-Off. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions.

New Debt Financing

        We, through one or more of our subsidiaries, expect to enter into one or more debt agreements providing for an aggregate principal amount of up to approximately $             billion in new debt. We expect that approximately $             billion in cash from the proceeds of QCP's new debt will be transferred to HCP together with QCP common stock in connection with the transfer of assets to us by HCP in connection with the Spin-Off, and will be used to fund the repayment of a portion of HCP's outstanding debt. Any remaining proceeds will be available to us for general corporate purposes, including funding working capital.

        We anticipate that the debt instruments we incur will be guaranteed, jointly and severally, by QCP and certain of QCP's wholly-owned subsidiaries. The debt agreements are expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate that the debt agreements will require us to comply with specified financial covenants. We anticipate that the debt agreements will also contain certain customary events of default. We anticipate that QCP will be required to maintain its status as a REIT on and after the effective date of its election to be treated as a REIT.

        The foregoing summarizes some of the currently expected terms of our debt agreements. However, the foregoing summary does not purport to be complete, and the terms of the debt agreements have not yet been finalized. There may be changes to the expected size and other terms of our debt incurrence and the related debt agreements, some of which may be material.

 CAPITALIZATION

        The following table sets forth QCP's Predecessor's cash and cash equivalents and capitalization as of June 30, 2016 on a historical basis and our cash and capitalization as of June 30, 2016 on a pro forma basis to give effect to our capitalization, the Spin-Off and the related transactions, as if they occurred on June 30, 2016. The following table gives effect to the Spin-Off and the related transactions, including: (i) the anticipated incurrence by QCP of approximately $             billion of new debt and the anticipated interest expense related thereto, (ii) the transfer of $             billion of the proceeds from our borrowings to HCP, (iii) the elimination of net parent investment in QCP's Predecessor and the creation of invested capital in QCP upon the contribution of the equity of the entities that hold both the Properties and the Deferred Rent Obligation, as well as the equity investment in HCRMC, (iv) the distribution of approximately       million shares of QCP preferred stock and (v) the distribution of approximately             million shares of QCP common stock by HCP to HCP stockholders, based on the distribution ratio of one share of QCP common stock for every            shares of HCP common stock held at the close of business on the record date. You should review the following table in conjunction with "Unaudited Pro Forma Combined Consolidated Financial Statements," "Selected Historical Combined Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and QCP's Predecessor's combined consolidated financial statements and notes thereto included elsewhere in this information statement.

	As of June 30, 2016
(in thousands except share and per share data)	QCP's Predecessor Historical	QCP Pro Forma
Cash and cash equivalents	$2,648	$

Debt:
Revolving credit facility(1)	$—	$
Term loan facility, net	—

Total debt	—

Equity:
Preferred stock par value $0.01 per share, no shares issued or outstanding (historical); 50,000,000 shares authorized, shares issued and outstanding (pro forma)	—
Common stock and additional paid-in capital, par value $0.01 per share, no shares issued or outstanding (historical) ; shares authorized, 200,000,000 shares issued and outstanding (pro forma)	—
Net parent investment	4,921,893
Invested capital	—

Total equity	4,921,893

Total capitalization	$4,921,893	$

(1)
In connection with the Spin-Off, we anticipate that we will enter into a revolving credit facility in an aggregate principal amount of $             million, of which we anticipate $             million will be drawn at the date that the Spin-Off is consummated.

 UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying unaudited pro forma combined consolidated financial statements presented below have been prepared to reflect the effect of certain pro forma adjustments to the historical financial statements of QCP and the historical combined consolidated financial statements of QCP's Predecessor. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined consolidated financial statements, which you should read in conjunction with such unaudited pro forma combined consolidated financial statements.

        The accompanying unaudited pro forma combined consolidated financial statements give effect to the Spin-Off and the related transactions, including:

  •
  the anticipated incurrence by QCP of approximately $         billion of new debt and the anticipated interest expense related thereto;

  •
  the transfer of $         billion of the proceeds from our borrowings to HCP;

  •
  the elimination of net parent investment in QCP's Predecessor and the creation of invested capital in QCP upon the contribution of the equity of the entities that hold both the Properties and the Deferred Rent Obligation, as well as the equity investment in HCRMC;

  •
  the distribution of approximately             million shares of QCP preferred stock;

  •
  the distribution of approximately             million shares of QCP common stock by HCP to HCP stockholders, based on the distribution ratio of one share of QCP common stock for every            shares of HCP common stock held at the close of business on the record date; and

  •
  the impact of the Transition Services Agreement between us and HCP.

        The unaudited pro forma combined consolidated balance sheet assumes the Spin-Off and the related transactions occurred on June 30, 2016. The unaudited pro forma combined consolidated statements of income presented for the six months ended June 30, 2016 and for the year ended December 31, 2015 assume the Spin-Off and the related transactions occurred on January 1, 2015.

        These unaudited pro forma combined consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the accompanying notes. The pro forma adjustments reflect events that are (i) directly attributable to the transactions referred to above, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on us.

        General and administrative costs that we expect to incur, following the Spin-Off, are for items such as compensation costs (including equity-based compensation awards), professional services, office costs and other costs associated with our administrative activities. Our annual run rate for general and administrative expenses is anticipated to be approximately $21.0 million to $23.0 million in the first year after the Spin-Off. This range was estimated based on the experience of our management and our discussions with outside service providers, consultants and advisors. Expenses related to equity-based compensation awards that vest immediately upon the Spin-Off, a one-time cash completion bonus payable to our Chief Executive Officer upon the completion of the Spin Off pursuant to the terms of his employment agreement, and potential acquisition costs are not included in these amounts.

        Our historical combined consolidated financial statements reflect expense allocations, including cash and equity-based compensation costs, related to certain HCP corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology, legal and investor relations. As our historical combined consolidated financial statements already reflect general and administrative expenses that are substantially comparable to our anticipated annual run rate in the first year after the Spin-Off, we have not adjusted the combined consolidated pro forma financial information for general and administrative expenses.

        In the opinion of QCP's management, the unaudited pro forma combined consolidated financial statements include necessary adjustments that can be factually supported to reflect the effects of the Spin-Off and related transactions.

        The unaudited pro forma combined consolidated financial statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on the dates indicated. The unaudited pro forma combined consolidated financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

        The unaudited pro forma combined consolidated financial statements are derived from and should be read in conjunction with the historical combined consolidated financial statements and accompanying notes included elsewhere in this information statement.

 Quality Care Properties, Inc.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

JUNE 30, 2016
(In thousands, except share and per share data)

	QCP Historical	QCP's Predecessor Historical	Pro Forma Adjustments	Notes	QCP Pro Forma
Assets
Real estate:
Buildings and improvements	$—	$5,085,993	$		$
Land	—	652,590
Accumulated depreciation	—	(1,102,349)

Net real estate	—	4,636,234

Real estate and related assets held for sale, net		62,151
Cash and cash equivalents	10	2,648
Intangible assets, net	—	219,016
Straight-line rent receivables, net	—	3,553
Other assets, net	—	17,163

Total assets	$10	$4,940,765	$		$

Liabilities and Equity
Liabilities:
Revolving credit facility	$—	$—	$		$
Term loan facility, net	—	—
Tenant security deposits and deferred revenue	—	5,311
Accounts payable and accrued liabilities	—	1,133
Deferred tax liability	—	12,428

Total liabilities	—	18,872

Commitments and contingencies
Equity:
Preferred stock par value $0.01 per share, no shares issued or outstanding (historical); 50,000,000 shares authorized, shares issued and outstanding (pro forma)	—	—
Common stock and additional paid-in capital, par value $0.01 per share, 1,000 shares issued and outstanding (historical); 200,000,000 shares authorized, shares issued and outstanding (pro forma)	10	—
Net parent investment	—	4,921,893
Invested capital	—	—

Total equity	10	4,921,893

Total liabilities and equity	$10	$4,940,765	$		$

The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

 Quality Care Properties, Inc.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

SIX MONTHS ENDED JUNE 30, 2016
(in thousands, except per share data)

	QCP's Predecessor Historical	Pro Forma Adjustments	Notes	QCP Pro Forma
Revenues:
Rental and related revenues	$243,175	$		$
Tenant recoveries	762

Total revenues	243,937

Costs and expenses:
Depreciation and amortization	93,991
Operating	2,024
General and administrative	9,228
Interest	—

Total costs and expenses	105,243

Other income:
Gain on sales of real estate	6,460
Other income, net	42

Total other income, net	6,502

Income before income taxes	145,196
Income tax expense	(12,841)

Net income	132,355
Preferred stock dividends	—

Net income applicable to common shares	$132,355	$		$

Earnings per common share:
Basic				$

Diluted				$

Weighted average shares used to calculate earnings per common share:
Basic

Diluted

The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

 Quality Care Properties, Inc.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015
(in thousands, except per share data)

	QCP's Predecessor Historical	Pro Forma Adjustments	Notes	QCP Pro Forma
Revenues:
Rental and related revenues	$574,332	$		$
Tenant recoveries	1,464

Total revenues	575,796

Costs and expenses:
Depreciation and amortization	244,624
Operating	3,729
General and administrative	23,907
Impairments, net	227,383
Interest	—

Total costs and expenses	499,643

Other income:
Gain on sales of real estate	39,140
Other income, net	70

Total other income, net	39,210

Income before income taxes and income from and impairments of equity method investment	115,363
Income tax expense	(798)
Income from equity method investment	34,510
Impairments of equity method investment	(35,882)

Net income	113,193
Preferred stock dividends	—

Net income applicable to common shares	$113,193	$		$

Earnings per common share:
Basic				$

Diluted				$

Weighted average shares used to calculate earnings per common share:
Basic

Diluted

The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

 Quality Care Properties, Inc.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Basis of Pro Forma Presentation

The Spin-Off

        On May 9, 2016, HCP, Inc. ("HCP"), announced its plan to spin off its HCR ManorCare, Inc. ("HCRMC") portfolio ("HCRMC Properties"), 28 other healthcare related properties ("non-HCRMC Properties," collectively the "Properties"), a deferred rent obligation ("DRO") due from HCRMC under a master lease (the "Tranche B DRO") and an equity method investment in HCRMC (together the "QCP Business" or "QCP's Predecessor") (formerly HCP SpinCo, Inc.'s Predecessor) to be controlled by Quality Care Properties, Inc. ("QCP") (formerly known as HCP SpinCo, Inc.). QCP will be an independent, publicly-traded, self-managed and self-administered company. QCP will elect and intends to qualify as a real estate investment trust ("REIT"). The Properties consist of 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties, one surgical hospital and one medical office building across 30 states, including 17 non-strategic properties held for sale, as of June 30, 2016. QCP will have the right to receive the payment of the Tranche B DRO, which totaled $257.5 million as of June 30, 2016.

        To accomplish this separation, HCP created a newly formed Maryland corporation, QCP, which was incorporated and capitalized on June 9, 2016 for $10,000 and 1,000 shares. QCP is currently a wholly-owned subsidiary of HCP. HCP will transfer to us the equity of entities that hold both the Properties and the DRO, as well as an approximately 9.0% equity interest in HCRMC. HCP will effect the Spin-Off by distributing to its stockholders one share of our common stock owned by HCP for every            shares of HCP common stock held at the close of business on                         , 2016, the record date for the Spin-Off. Unless otherwise indicated or except where the context otherwise requires, references to "we," "us," or "our" refer to QCP and its consolidated subsidiaries after giving effect to the transfer of the assets and liabilities from HCP.

The Financing

        In connection with the Spin-Off, we anticipate that we will raise approximately $             billion in new debt pursuant to one or more such financing arrangements. We expect that approximately $             billion in cash from the proceeds of our borrowings will be transferred to HCP together with our common stock, in connection with the transfer of the equity of entities described above. Any remaining proceeds of the debt incurrence(s) will be available to us for general corporate purposes, including funding working capital.

Note 2.  Adjustments to Unaudited Pro Forma Combined Consolidated Balance Sheet

(A)
Reflects the incurrence of approximately $             billion of new indebtedness, net of deferred financing fees of $             million.

(B)
Reflects the distribution of cash of $             billion and            shares of our common stock to HCP at a par value of $0.01 per share and the reduction to invested capital.

(C)
Reflects the distribution of             shares of QCP preferred stock.

(D)
Reflects the elimination of the net parent investment account balance attributable to QCP and the related increase to invested capital.

Note 3.  Adjustments to Unaudited Pro Forma Combined Consolidated Statements of Income

(A)
Reflects interest expense related to the incurrence of approximately $             billion of new indebtedness with a weighted average interest rate of approximately        % per year. The adjustment also reflects non-cash interest expense for the amortization of the fees paid to lenders of $            million for the six months ended June 30, 2016 and $            million for the year ended December 31, 2015.

Interest expense was calculated assuming constant debt levels throughout the periods presented. Interest expense may be higher or lower if our amount of debt outstanding changes. The actual interest rate will depend on market conditions when the debt is issued and the final composition of the debt structure is determined. A 0.125% change to the annual interest rate would change interest expense by approximately $             million for the six months ended June 30, 2016 and $             million for the year ended December 31, 2015.

(B)
Reflects fees associated with the Transition Services Agreement with HCP pursuant to which HCP will provide certain support services for QCP on a transitional basis after completion of the Spin-Off.

(C)
Our pro forma earnings per share is based upon the distribution of all of the outstanding shares of QCP common stock owned by HCP on the basis of one share of QCP common stock for every            shares of HCP common stock held as of the close of business on the record date, or            shares.

The number of our shares used to compute basic and diluted earnings per share for the six months ended June 30, 2016 and the year ended December 31, 2015 is based on the number of shares of our common stock assumed to be outstanding on the distribution date, based on the number of HCP common shares outstanding on June 30, 2016, assuming a distribution ratio of one share of our common stock for every            shares of HCP common shares outstanding and the            shares that were issued and outstanding at the time of our initial capitalization.

Note 4.  Funds from Operations and Funds from Operations as Adjusted

        QCP's Predecessor's historical and QCP's pro forma funds from operations ("FFO") and FFO as adjusted for the six months ended June 30, 2016 are summarized as follows (in thousands):

	QCP's Predecessor Historical	Pro Forma Adjustments	Notes	QCP Pro Forma
Net income	$132,355	$		$
Depreciation and amortization	93,991
Gain on sales of real estate	(6,460)
Taxes associated with real estate disposition	12,428

FFO	$232,314	$		$

FFO as adjusted	$232,314	$		$

        QCP's Predecessor's historical and QCP's pro forma FFO and FFO as adjusted for the year ended December 31, 2015 are summarized as follows (in thousands):

	QCP's Predecessor Historical	Pro Forma Adjustments	Notes	QCP Pro Forma
Net income	$113,193	$		$
Depreciation and amortization	244,624
Gain on sales of real estate	(39,140)
Impairments of real estate	47,135

FFO	$365,812	$		$

Transaction costs	4,000
Other impairments, net	216,130
Severance-related charges	1,947

FFO as adjusted	$587,889	$		$

        QCP's pro forma FFO and FFO as adjusted per share, for the periods presented, are as follows:

Pro Forma
	For the Six Months Ended June 30, 2016	For the Year Ended December 31, 2015
Net income	$	$
Depreciation and amortization
Gain on sales of real estate
Taxes associated with real estate disposition
Impairment of real estate

FFO	$	$

Transaction costs
Other impairments, net
Severance-related charges

FFO as adjusted	$	$

Weighted average shares used to calculate FFO and FFO as adjusted per common share

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures" for definitions of FFO and FFO as adjusted and an important discussion of their uses and inherent limitations.

 SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

        The following tables set forth the selected historical combined consolidated financial data and other data of QCP's Predecessor as of the dates and for the periods presented. We have not presented historical information of QCP because it has not had any operating activity since its formation on June 9, 2016, other than the issuance of 1,000 shares of its common stock as part of its initial capitalization. The selected historical combined consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 as set forth below, was derived from QCP's Predecessor's unaudited combined consolidated financial statements, which are included elsewhere in this information statement. The selected historical combined consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 as set forth below, was derived from QCP's Predecessor's audited combined consolidated financial statements, which are included elsewhere in this information statement. In management's opinion, the unaudited combined consolidated financial statements have been prepared on the same basis as the audited combined consolidated financial statements and include all adjustments, consisting of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. These historical combined consolidated financial statements have been revised to reflect the adoption of ASU 2016-02 (see Note 3 to the combined consolidated financial statements for the year ended December 31, 2015).

        The accompanying historical combined consolidated financial data of QCP's Predecessor does not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been "carved out" from HCP's consolidated financial statements. The combined consolidated financial statements include expense allocation related to certain HCP corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to QCP's Predecessor based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on cash net operating income, property count, square footage or other measures. Management considers the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had QCP's Predecessor operated as an independent, publicly-traded company for the periods presented. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what QCP's Predecessor's financial position, results of operations or cash flows would have been if it had been a standalone company during the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

        Since the information presented below does not provide all of the information contained in the historical combined consolidated financial statements of QCP's Predecessor, including the related notes, you should read the "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and QCP's Predecessor's historical combined consolidated financial statements and notes thereto included elsewhere in this information statement.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2016	2015	2015	2014	2013
Statement of income and comprehensive income data:
Revenues:
Rental and related revenues	$243,175	$287,318	$574,332	$568,380	$565,605
Tenant recoveries	762	703	1,464	1,029	—

Total revenues	243,937	288,021	575,796	569,409	565,605

Costs and expenses:
Depreciation and amortization	93,991	124,114	244,624	247,914	247,583
Operating	2,024	1,892	3,729	3,247	2,689
General and administrative	9,228	15,519	23,907	20,690	29,098
Impairments, net	—	47,135	227,383	—	—

Total costs and expenses	105,243	188,660	499,643	271,851	279,370

Other income (loss):
Gain (loss) on sales of real estate	6,460	—	39,140	(1,917)	—
Other income, net	42	43	70	953	107

Total other income (loss), net	6,502	43	39,210	(964)	107

Income before income taxes and income from and impairments of equity method investment	145,196	99,404	115,363	296,594	286,342
Income tax expense	(12,841)	(395)	(798)	(765)	(654)
Income from equity method investment	—	27,866	34,510	60,469	63,011
Impairments of equity method investment	—	—	(35,882)	(63,255)	(15,600)

Net income and comprehensive income	$132,355	$126,875	$113,193	$293,043	$333,099

		December 31,
	June 30, 2016
(in thousands)		2015	2014
Balance sheet data:
Total assets	$4,940,765	$5,093,634	$5,663,790
Net parent investment	4,921,893	5,087,494	5,657,927

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our anticipated financial condition immediately following the Spin-Off. You should read this discussion in conjunction with our unaudited pro forma combined consolidated financial data and historical combined consolidated financial information and accompanying notes, each of which is included elsewhere in this information statement. All references in this report to "QCP," the "Company," "we," "us" or "our" mean Quality Care Properties, Inc. Our historical combined consolidated financial information below has been revised to reflect the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases, (Topic 842). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted or expected in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this information statement, including "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our financial statements may not necessarily reflect our future financial condition and results of operations, or what they would have been had we been a separate, stand-alone company during the periods presented.

        On May 9, 2016, the board of directors of HCP, Inc. ("HCP"), announced its plan to spin off (the "Spin-Off") its HCR ManorCare, Inc. ("HCRMC") portfolio ("HCRMC Properties"), 28 other healthcare related properties ("non-HCRMC Properties," and, collectively with the HCRMC Properties, the "Properties"), an equity method investment in HCRMC and a deferred rent obligation ("DRO") due from HCRMC under a master lease (the "Tranche B DRO") (together the "QCP Business" or "QCP's Predecessor") to be controlled by a newly formed corporation, Quality Care Properties, Inc. ("QCP") (formerly known as HCP SpinCo, Inc.). QCP will elect and intends to qualify as a real estate investment trust ("REIT"). As of December 31, 2015, the Properties consisted of 281 post-acute/skilled nursing properties, 63 memory care/assisted living properties, one surgical hospital and one medical office building ("MOB"), including 28 non-strategic properties held for sale. The Properties are primarily operated in Pennsylvania, Illinois, Ohio, Florida and Michigan.

        As of December 31, 2015, 318 of the 346 properties to be owned by QCP were leased to HCRMC under a master lease agreement (as amended and supplemented from time to time, the "Master Lease"). The Master Lease properties are leased to, and operated by, HCRMC through its wholly-owned subsidiary, HCR III Healthcare, LLC ("HCR III" or the "Lessee"). All of HCR III's obligations under the Master Lease are guaranteed by HCRMC. The non-HCRMC Properties are leased to other national and regional operators and other tenants unaffiliated with HCRMC on a triple-net basis.

        The Master Lease is structured as a triple-net lease, in which HCRMC, either directly or through its affiliates and sublessees, is expected to continue to operate the properties and be responsible for all operating costs associated with the properties, including the payment of property taxes, insurance and repairs, and providing indemnities to us against liabilities associated with the operation of the properties. HCR III is required to expend a minimum amount during each lease year for capital projects (as defined in the Master Lease), which, as of June 30, 2016, is equal to $30 million for all of the HCRMC Properties in the aggregate. In addition, all obligations under the Master Lease are guaranteed by HCRMC. The non-HCRMC Properties are expected to continue to be leased, on a triple-net basis, to other operators and tenants unaffiliated with HCRMC.

        Following the Spin-Off, we will be a publicly-traded company primarily engaged in the ownership and leasing of post-acute/skilled nursing properties and memory care/assisted living properties. We expect our primary source of revenues will be rent payable under the Master Lease. We expect HCR III will generate revenues primarily from patient fees and services. We will also have the right to receive payment of the Tranche B DRO currently outstanding under the Master Lease. See "—Liquidity and Capital Resources—Deferred Rent Obligation."

        We will elect and intend to qualify as a REIT under the applicable provisions of the United States ("U.S.") Internal Revenue Code of 1986, as amended (the "Code"), commencing with our initial taxable year ending December 31, 2016. We will initially lack certain non-management administrative capabilities, and accordingly, we will be entering into an agreement pursuant to which HCP will provide certain administrative and support services to us on a transitional basis (the "Transition Services Agreement") which are customary for a transaction such as the Spin-Off for a limited transition period after completion of the Spin-Off.

        To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See "U.S. Federal Income Tax Considerations." These requirements are substantially the same as those requirements HCP must meet to preserve its REIT status.

        The historical combined consolidated financial statements included elsewhere in this information statement have been prepared on a stand-alone basis and are derived from HCP's consolidated financial statements and accounting records. The historical combined consolidated financial statements reflect our financial position, results of operations and cash flows as part of HCP prior to the Spin-Off, in conformity with U.S. generally accepted accounting principles ("GAAP").

        We discuss and provide our analysis in the following order:

  •
  Components of our revenues and expenses;

  •
  HCRMC transaction overview;

  •
  HCRMC recent developments;

  •
  Results of operations;

  •
  Liquidity and capital resources;

  •
  Dividends;

  •
  Contractual obligations;

  •
  Off-balance sheet arrangements;

  •
  Inflation;

  •
  Quantitative and qualitative disclosures about market risk;

  •
  Critical accounting policies; and

  •
  Recent accounting pronouncements.

COMPONENTS OF OUR REVENUES AND EXPENSES

Change in Accounting Principle

        In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASU 2016-02" or "ASC 842"). ASU 2016-02 supersedes the current accounting for leases. The new standard, while retaining two distinct types of leases, finance and operating, (i) requires lessees to record a right of use asset and a related liability for the rights and obligations associated with a lease regardless of lease classification, and recognize lease expense in a manner similar to current accounting, (ii) eliminates current real estate specific lease provisions, (iii) modifies the lease classification criteria and (iv) aligns many of the underlying lessor model principles with those in the new revenue standard (see Note 2 to the combined consolidated financial statements for the year ended December 31, 2015 (the "Annual Financial Statements")). ASU 2016-02

is effective for fiscal years beginning after December 15, 2018, and interim periods within. Early adoption is permitted. Entities are required to use a modified retrospective approach when transitioning to ASU 2016-02 for leases that exist as of or are entered into after the beginning of the earliest comparative period presented in the financial statements.

        We elected to early adopt ASU 2016-02, effective as of April 1, 2016 (the "Adoption"). The Adoption is a change in accounting principle and occurred subsequent to the issuance of the combined consolidated financial statements on June 17, 2016. The combined consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 reflect the period-specific effects of the Adoption. Accordingly, our previously issued combined consolidated balance sheets as of December 31, 2015 and 2014 and our combined consolidated statements of operations and comprehensive (loss) income, changes in parent company equity and cash flows for the years ended December 31, 2015, 2014 and 2013 have been revised to reflect the adjustments from the Adoption.

        Upon the Adoption, we elected a permitted practical expedient to use hindsight in determining the lease term under the new standard. The Adoption results in a material change to the accounting for our Master Lease entered into with HCRMC in April 2011 upon the acquisition of the HCRMC Properties. Given the decline in HCRMC's performance subsequent to the 2011 acquisition (see Notes 4 and 6 to the Annual Financial Statements), it was concluded that the lease term (as defined by ASC 842) was shorter than originally determined at (i) the lease commencement date in April 2011 and (ii) the lease classification reassessment date in March 2015 when we and HCRMC amended the Master Lease (the "HCRMC Lease Amendment") (see Note 4 to the Annual Financial Statements). When applying hindsight, the lease classification reassessment in April 2011 resulted in the Master Lease being reclassified from a direct financing lease ("DFL") to an operating lease. When applying hindsight, the lease classification reassessment in March 2015 resulted in the Master Lease continuing to be classified as an operating lease. Under the transition guidance required by ASU 2016-02, the Master Lease, which was previously accounted for as a DFL, has been accounted for as an operating lease as of the earliest comparable period presented.

        Reclassification of the Master Lease to an operating lease and application of the lessee transition provisions from the Adoption resulted in the following direct effects to the combined consolidated balance sheets: (i) recognition of real estate assets and intangible assets underlying the Master Lease, net of depreciation and amortization, (ii) derecognition of the net investment in the DFL, (iii) derecognition of the net acquired below market lease intangible assets associated with favorable terms of ground leases for which we are the lessee and the recognition of right of use assets and associated lease liabilities, net of amortization, (iv) recognition of a straight-line rent receivable in accordance with our accounting policies and (v) recognition of the resulting difference being recorded as a cumulative impact to parent company equity. In accounting for the Master Lease as an operating lease, we have recorded the following adjustments to our combined consolidated statements of income and comprehensive income: (i) derecognition of income from the DFL, (ii) recognition of rental and related revenues consistent with our accounting policies and (iii) recognition of depreciation and amortization of the real estate assets and intangible assets over their estimated useful lives in accordance with our accounting policies. In addition, the Adoption resulted in the following indirect effects to our combined consolidated financial statements: (i) recognition of real estate and related assets held for sale and real estate impairment charges, (ii) derecognition of previously recorded impairments of the DFL and recognition of an impairment charge of the straight-line rent receivable related to the Master Lease, (iii) adjustments to previously recorded impairments of the equity method investment in HCRMC, (iv) recognition of gain (loss) on sale of real estate and (v) rental and related revenues instead of income from the DFL being recharacterized to equity income for the equity method investment in HCRMC. While we are primarily a lessor, we also considered the lessee transition and application requirements under ASU 2016-02 (see Note 3 to the Annual Financial

Statements and Note 3 to the unaudited combined consolidated financial statements for the six months ended June 30, 2016 (the "Interim Financial Statements") for more details on the impact of the Adoption).

Revenues

        Our revenues consist of rental and related revenues and tenant recoveries. For operating leases with minimum scheduled rent increases, we recognize rental and related revenue on a straight-line basis over the lease term when collectability is reasonably assured. Variable lease payments are recognized as income in the period when the changes in facts and circumstances on which the variable lease payments are based occur. Beginning January 1, 2016, we changed our accounting treatment to recognize rental and related revenues from our HCRMC Properties using a cash basis method of accounting (see Note 4 to the Annual Financial Statements). Rental and related revenues were $243.2 million and $574.3 million for the six months ended June 30, 2016 and for the year ended December 31, 2015, respectively.

        Following the Spin-Off, we expect our earnings to primarily be attributable to rental and related revenues related to the Properties, the terms of which will not be affected by the consummation of the Spin-Off itself. The Properties are triple-net leased whereby the lessees are responsible for the operating costs associated with the properties, including the payment of taxes, insurance and repairs, and providing indemnities to us against liabilities associated with the operation of the properties.

        Under the terms of the Master Lease, the Lessee is currently obligated to pay annualized fixed rent of $465.5 million as of June 30, 2016. Rent under the Master Lease escalates 3% annually effective April 1, 2016, and is estimated to decline by an aggregate of approximately $5.0 million following the completion of the remaining 17 of the 50 non-strategic property sales. Of the 17 remaining non-strategic properties, seven are expected to be sold by the end of 2016 and 10 are expected to be sold in the first quarter of 2017. Contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 properties. See "—HCRMC Transaction Overview."

        The remaining lease terms for the non-HCRMC Properties range from one to nine years and contain rent escalation clauses. See "Business and Properties—Properties—Lease Expirations."

        We expect rental and related revenues to be approximately $486.9 million in the first year after the Spin-Off.

Depreciation and Amortization Expense

        We compute depreciation and amortization on assets using the straight-line method over the assets' estimated useful lives. Buildings and improvements are depreciated over useful lives of up to 60 years. Market and in-place lease intangibles are amortized to expense over the remaining noncancellable lease terms plus lease renewal options that are reasonably certain of being exercised, if any. Depreciation and amortization expense was $94.0 million and $244.6 million for the six months ended June 30, 2016 and for the year ended December 31, 2015, respectively. Depreciation and amortization expense is expected to be approximately $138.5 million in the first year after the Spin-Off. This amount was determined based on the estimated remaining useful lives of the assets as of June 30, 2016.

Operating Expenses

        As described above, following the Spin-Off, our business will primarily consist of properties leased to third-party operators and other tenants pursuant to triple-net leases, which obligate the tenant to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. We will incur operating expenses related to asset and capital management services and expenses attributable to our MOB that we will subsequently recover from our tenants in accordance with the terms of their leases. Operating expenses were $2.0 million and $3.7 million for the six months ended June 30, 2016 and for the year ended December 31, 2015, respectively. We expect operating expenses to be approximately $3.7 million in the first year after the Spin-Off.

General and Administrative Expenses

        The combined consolidated financial statements include expense allocations related to certain HCP corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology, legal and investor relations. These expenses have been allocated to us based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on cash net operating income, property count, square footage or other measures.

        General and administrative costs that we expect to incur, following the Spin-Off, are for items such as compensation costs (including equity-based compensation awards), professional services, office costs and other costs associated with our administrative activities. To the extent requested by us, HCP will provide us with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement, the costs of which will be included in general and administrate expenses.

        Our annual run rate for general and administrative expenses is anticipated to be approximately $21.0 million to $23.0 million in the first year after the Spin-Off. This range was estimated based on the experience of our management and our discussions with outside service providers and advisors. Expenses related to equity-based compensation awards that vest immediately upon the Spin-Off, a one-time cash completion bonus payable to our Chief Executive Officer ("CEO") upon the completion of the Spin-Off pursuant to the terms of his employment agreement, and potential acquisition costs are not included in these amounts.

Interest Expense

        We currently have no outstanding indebtedness. However, we will incur interest expense from future borrowing obligations and the amortization of our debt issuance costs related to our planned financing. Our current estimate of debt outstanding following the Spin-Off is approximately $             billion, with annual interest expense of approximately $             million based on a weighted average interest rate of      %. See "—Liquidity and Capital Resources" and "Unaudited Pro Forma Combined Consolidated Financial Statements" for more information.

Income Tax Expense

        We compute our provision for income taxes on a separate return basis. The separate return method applies the accounting guidance for income taxes to the stand-alone combined consolidated financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented.

        We will elect and intend to qualify as a REIT under the applicable provisions of the Code, commencing with our initial taxable year ending December 31, 2016. Provided this structure remains intact, we will not be subject to entity level federal taxation. Certain states in which we operate impose taxes on our operations. Therefore, we expect to incur income tax expenses, which will vary based on the income we generate in those states.

        As of March 31, 2016, we determined that we may sell our HCRMC assets during the next five years. As we have not yet met the 10-year holding requirement of certain states, we recorded a deferred tax liability related to state built-in gain tax. We calculated the deferred tax liability related to the state built-in-gain tax using the separate return method and recorded a deferred tax liability of $12.4 million, representing our estimated exposure to state built-in gain tax as of June 30, 2016.

HCRMC TRANSACTION OVERVIEW

        As of January 1, 2013, the QCP Business consisted of 361 properties. We did not acquire or dispose of any properties during 2013. In July 2014, we acquired the MOB, and we disposed of one HCRMC property. At December 31, 2014, we had a total of 361 properties.

        During the quarter ended March 31, 2015, HCP and HCRMC agreed to market for sale the real estate and operations associated with 50 non-strategic properties that were under the Master Lease. Pursuant to the agreement, HCRMC received an annual rent reduction under the Master Lease based on 7.75% of the net sales proceeds received by HCP.

        On March 29, 2015, HCP and HCRMC agreed to amend the Master Lease ("HCRMC Lease Amendment"). Commencing April 1, 2015, HCP provided an annual net rent reduction of $68 million, which equated to initial lease year rent of $473 million, compared to the $541 million annual rent that would have commenced April 1, 2015, prior to the HCRMC Lease Amendment. The contractual rent increases by 3.0% annually during the initial term, commencing April 1, 2016. In exchange, HCP received the following consideration:

  •
  A right to acquire fee ownership in nine post-acute/skilled nursing properties valued at $275 million with a median age of four years, owned and operated by HCRMC. HCP retained a lease receivable of equal value, (the "Tranche A DRO") earning income of $19 million annually (included in the amended initial lease year rent of $473 million above), which is reduced as the property purchases are completed. Following the purchase of a property, HCRMC leases such property from HCP pursuant to the Master Lease. The nine properties contribute an aggregate of $19 million of annual rent (subject to escalation) under the Master Lease;

  •
  The Tranche B DRO with an initial principal amount of $250 million, is payable by HCRMC upon the earlier of: (i) March 31, 2029, which is the end of the initial term of the first renewal pool under the Master Lease; or (ii) certain capital or liquidity events of HCRMC, including an initial public offering or sale. The Tranche B DRO increases each year as follows: 3.0% in April 2016 through 2018, 4.0% in 2019, 5.0% in 2020 and 6.0% in 2021 and annually thereafter until the end of the initial lease term; and

  •
  Extension of the initial lease term by five years, to an average of 16 years.

        During the year ended December 31, 2015, 22 of the 50 non-strategic property sales were completed for $218.7 million. As of December 31, 2015, the remaining 28 properties that had not yet been sold were classified as real estate and related assets held for sale. During the year ended December 31, 2015, we recognized an impairment charge of $47.1 million related to the anticipated sale of the 50 non-strategic properties based on expected cash flows amounting to the projected sales price. During the six months ended June 30, 2016, we completed an additional 11 of the 50 non-strategic property sales, generating proceeds of $62.3 million, with the remaining 17 properties classified as real estate and related assets held for sale as of June 30, 2016. Of the 17 remaining non-strategic properties, seven are expected to be sold by the end of 2016 and 10 are expected to be sold in the first quarter of 2017. Contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 properties.

        We acquired seven HCRMC properties during the year ended December 31, 2015 for $183.4 million, the proceeds of which were used to settle a portion of the Tranche A DRO. In the first quarter of 2016, we acquired two additional properties for $91.6 million. The aggregate $275 million purchase price proceeds for the nine properties were used to settle the Tranche A DRO in full. For additional information regarding the DRO, see "—Liquidity and Capital Resources—Deferred Rent Obligation."

        As of December 31, 2015, the property count was 346, including 28 non-strategic properties held for sale.

        Additionally, in February 2016, we acquired a new 64-bed memory care property in Easton, Pennsylvania for $15.0 million, which opened in January 2016 and is located adjacent to one of our existing post-acute properties. The property was developed by HCRMC and added to the Master Lease with a term of 16 years. As of June 30, 2016, the total property count was 338, including 17 non-strategic properties held for sale.

        For the year ended December 31, 2015, we recognized an impairment charge of $180.3 million on our straight-line rent receivable net of a $17.2 million recharacterization of straight-line rent revenue (see Notes 4 and 6 to the Annual Financial Statements). For the years ended December 31, 2015, 2014 and 2013, we recognized impairments of $35.9 million, $63.3 million and $15.6 million, respectively, related to our equity method investment in HCRMC (see Note 6 to the Annual Financial Statements). Beginning in January 2016, we placed the Master Lease on nonaccrual status and utilize a cash basis method of accounting in accordance with our policies and equity income is recognized only if cash distributions are received from HCRMC.

HCRMC RECENT DEVELOPMENTS

        HCRMC is our principal operator and lessee. Below are highlights of HCRMC's recent financial results of operations:

HCRMC Fourth Quarter 2015

        The post-acute/skilled nursing industry and HCRMC continued to experience a challenging operating environment in 2015, due to the ongoing change in reimbursement models, resulting in reduced rates and lower census due to shorter lengths of stay. HCRMC's normalized fixed charge coverage ratio for the twelve months ended December 31, 2015 was 1.07x.

        For the fourth quarter 2015, HCRMC reported normalized EBITDAR (EBITDAR is defined as earnings before interest, taxes, depreciation, amortization and rent) of $109.5 million, which decreased $36.3 million on a year-over-year basis compared to the fourth quarter 2014, and decreased $16.8 million compared to the third quarter 2015. The results were impacted by core operating performance weakness and unfavorable non-routine items discussed below. The level of performance was below expectations and uncharacteristic for the fourth quarter, which has historically been strong due in large part to increased census and annual Medicare rate increases on October 1.

        HCRMC ended 2015 with $125.0 million of cash and cash equivalents.

        Core Operating Performance.    Before the impact from non-routine items described below, HCRMC's fourth quarter EBITDAR was below its forecast, primarily due to the continued change in payor mix from traditional Medicare to Managed Care plans, which reduced reimbursement rates and lowered census. As a result, HCRMC reported a decline in its core post-acute/skilled nursing operating metrics (which excludes the 50 non-strategic disposition properties), with fourth quarter census decreasing 175 basis points from the prior year to 82.6%.

        Non-Routine Items.    As previously discussed, HCRMC is in the process of selling 50 non-strategic properties, of which one sale was completed in the third quarter of 2015, 21 sales were completed in the fourth quarter of 2015 and an additional 11 sales were completed in the first quarter of 2016. As such, disruption resulting from transitioning operations to new owners and closing costs led to additional underperformance from this pool of properties.

        On April 20, 2015, the Department of Justice ("DOJ") unsealed a previously filed complaint in the U.S. District Court for the Eastern District of Virginia against HCRMC and certain of its affiliates in three consolidated cases following a civil investigation arising out of three lawsuits filed by former employees of HCRMC under the qui tam provisions of the federal False Claims Act. HCRMC continues to defend against the DOJ civil complaint and incurred legal and regulatory defense costs during the year ended December 31, 2015 of $9.5 million. The outcome of the DOJ civil complaint remains uncertain and HCRMC expects to incur additional legal and regulatory defense costs in 2016 (see Note 4 to the Annual Financial Statements).

HCRMC First Quarter 2016

        For the first quarter 2016, HCRMC reported normalized EBITDAR of $131.0 million, which increased $21.5 million, or 20%, from the fourth quarter of 2015, driven by a 110 basis point increase in core post-acute/skilled nursing occupancy. On a year-over-year basis, normalized EBITDAR decreased $27.1 million, or 17%, primarily due to a weaker flu season during 2016, continued pressure from payor mix shift, and shorter lengths of stay, as well as transaction costs and operational disruption from the non-strategic property sales. HCRMC's normalized fixed charge coverage ratio was 1.06x and 1.11x for the trailing twelve and three months ended March 31, 2016, respectively.

HCRMC Second Quarter 2016

        For the second quarter 2016, HCRMC reported normalized EBITDAR of $131.7 million. On a year-over-year basis, normalized EBITDAR decreased $14.6 million, or 10% for the quarter, and decreased $40.9 million or 13% year-to-date, primarily due to a weaker flu season during 2016, continued pressure from payor mix shift and shorter lengths of stay, as well as transaction costs and operational disruption from the non-strategic property sales. HCRMC's normalized fixed charge coverage ratio was 1.03x and 1.08x for the trailing twelve and three months ended June 30, 2016, respectively.

        HCRMC continues to defend against the DOJ civil complaint and incurred legal and regulatory defense costs during the six months ended June 30, 2016 of $3.1 million.

        HCRMC ended the quarter with $174.4 million of cash and cash equivalents and continues to be current on its obligations under the Master Lease.

RESULTS OF OPERATIONS

Basis of Presentation

        The historical financial statements of QCP's Predecessor were prepared on a stand-alone basis and were derived from the consolidated financial statements and accounting records of HCP. These statements reflect the historical financial condition and results of operations, in accordance with GAAP, of the QCP Business, which we will own following the Spin-Off. The historical combined consolidated financial information below reflects the adoption of ASU 2016-02 (see Note 3 to the Annual Financial Statements and Note 3 to the Interim Financial Statements).

Operating Results

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

        Results for the six months ended June 30, 2016 and 2015 (in thousands):

	Six Months Ended June 30,		Change
	2016	2015	$
Revenues:
Rental and related revenues	$243,175	$287,318	$(44,143)
Tenant recoveries	762	703	59

Total revenues	243,937	288,021	(44,084)

Costs and expenses:
Depreciation and amortization	93,991	124,114	(30,123)
Operating	2,024	1,892	132
General and administrative	9,228	15,519	(6,291)
Impairment	—	47,135	(47,135)

Total costs and expenses	105,243	188,660	(83,417)

Gain on sales of real estate	6,460	—	6,460
Other income, net	42	43	(1)

Total other income, net	6,502	43	6,459

Income before income taxes and income from equity method investment	145,196	99,404	45,792
Income tax expense	(12,841)	(395)	(12,446)
Income from equity method investment	—	27,866	(27,866)

Net income and comprehensive income	$132,355	$126,875	$5,480

        Total revenues.    Total revenues decreased by $44.1 million to $243.9 million for the six months ended June 30, 2016. The decrease was primarily the result of the following: (i) $50.8 million reduction related to the change in income recognition to a cash basis method of accounting for the Master Lease in January 2016; (ii) $13.9 million reduction related to the sale of 33 non-strategic properties during 2016 and 2015 and (iii) $7.3 million net reduction as a result of the HCRMC Lease Amendment effective April 2015. This decrease was partially offset by $27.9 million that was recharacterized as equity income as a result of our ownership interest in HCRMC, which is no longer recharacterized in 2016 (see Note 4 to the Interim Financial Statements).

        Depreciation and amortization expense.    Depreciation and amortization expense decreased $30.1 million to $94.0 million for the six months ended June 30, 2016. The decrease was primarily the result of the following: (i) $25.1 million reduction related to building and improvements that became fully depreciated in the first quarter 2016; (ii) $6.5 million reduction related to 22 of the non-strategic property sales which were completed in the second half of 2015; (iii) $2.0 million reduction related to ceased depreciation of the real estate and related assets held for sale as of September 30, 2015 and (iv) $1.9 million related to the 11 non-strategic property sales, which were completed in the first six months of 2016. This decrease was partially offset by $5.2 million related to increased depreciation from 10 HCRMC Properties purchased in the second half of 2015 and the first quarter of 2016.

        General and administrative expenses.    General and administrative expenses decreased $6.3 million to $9.2 million for the six months ended June 30, 2016 primarily due to the following: (i) $4.0 million of legal costs resulting from the HCRMC Lease Amendment in April 2015 and (ii) $1.9 million allocation of severance-related charges resulting from the resignation of HCP's former Executive Vice President and Chief Investment Officer in June 2015.

        Impairment.    During the six months ended June 30, 2015, we recognized an impairment charge of $47.1 million related to the 50 non-strategic properties to be sold. The impairment charge was based on the expected cash flows amounting to the projected sales price as compared to the carrying values (see Note 4 to the Interim Financial Statements). No impairments were recorded during the six months ended June 30, 2016.

        Gain on sales of real estate.    During the six months ended June 30, 2016, we sold 11 non-strategic properties for $62.3 million and recognized a gain of $6.5 million. No properties were sold during the six months ended June 30, 2015.

        Income tax expense.    Income tax expense increased $12.4 million to $12.8 million for the six months ended June 30, 2016. The increase was the result of recognizing deferred tax liabilities of $12.4 million, representing our estimated potential exposure to state built-in gain tax from determining that we may sell assets during the next five years (see Note 11 to the Interim Financial Statements).

        Income from equity method investment.    For the six months ended June 30, 2015, we recognized $27.9 million of income related to our ownership interest in HCRMC. In December 2015, we reduced the carrying amount of our equity method investment in HCRMC to zero and beginning January 2016, income is recognized only if cash distributions are received from HCRMC. As a result, no income was recognized during the six months ended June 30, 2016 (see Note 6 to the Interim Financial Statements).

        Net income and comprehensive income.    Net income increased $5.5 million to $132.4 million for the six months ended June 30, 2016. The increase in net income was primarily the result of the following: (i) a $30.1 million decrease in depreciation and amortization expense; (ii) a $6.3 million decrease in general and administrative expenses; (iii) a $47.1 million impairment charge during the six months ended June 30, 2015 and (iv) $6.5 million gain on sales of real estate. This increase in net income was partially offset by the following: (i) a decrease in revenues of $44.1 million; (ii) an increase in income tax expense of $12.4 million and (iii) a decrease in income from our HCRMC equity method investment of $27.9 million.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

        Results for the years ended December 31, 2015 and 2014 (in thousands):

	Year Ended December 31,		Change
	2015	2014	$
Revenues:
Rental and related revenues	$574,332	$568,380	$5,952
Tenant recoveries	1,464	1,029	435

Total revenues	575,796	569,409	6,387

Costs and expenses:
Depreciation and amortization	244,624	247,914	(3,290)
Operating	3,729	3,247	482
General and administrative	23,907	20,690	3,217
Impairments, net	227,383	—	227,383

Total costs and expenses	499,643	271,851	227,792

Other income (loss):
Gain (loss) on sales of real estate	39,140	(1,917)	41,057
Other income, net	70	953	(883)

Total other income (loss), net	39,210	(964)	40,174

Income before income taxes and income from and impairments of equity method investment	115,363	296,594	(181,231)
Income tax expense	(798)	(765)	(33)
Income from equity method investment	34,510	60,469	(25,959)
Impairments of equity method investment	(35,882)	(63,255)	27,373

Net income and comprehensive income	$113,193	$293,043	$(179,850)

        Total revenues.    Total revenues increased by $6.4 million to $575.8 million for the year ended December 31, 2015. The increase in revenues was primarily the result of the following: (i) $1.4 million increase related to rent escalations on the non-HCRMC Properties; (ii) the full year impact from our MOB acquired in July 2014 and (iii) the increased rent due to the DROs under the Master Lease. This increase was offset by $2.7 million from the sale of 22 non-strategic properties during 2015 (see Note 5 to the Annual Financial Statements).

        Depreciation and amortization expense.    Depreciation and amortization expense decreased $3.3 million to $244.6 million for the year ended December 31, 2015. The decrease was primarily the result of the sale of 22 non-strategic properties, partially offset by a full year of depreciation from our MOB acquired in July 2014, compared to five months of depreciation during the year ended December 31, 2014.

        Operating expenses.    Operating expenses increased $0.5 million to $3.7 million for the year ended December 31, 2015. The increase was the result of having a full year of operating expenses from our MOB acquired in July 2014, compared to five months of operating expenses during the year ended December 31, 2014.

        General and administrative expenses.    General and administrative expenses increased $3.2 million to $23.9 million for the year ended December 31, 2015 due to the following: (i) $4.0 million increase in legal costs resulting from the HCRMC Lease Amendment in April 2015 and (ii) $1.9 million allocation of severance-related charge, resulting from the resignation of HCP's former Executive Vice President and Chief Investment Officer in June 2015. This increase was partially offset by lower compensation costs of $2.0 million and lower rent and other administrative costs of $0.9 million.

        Impairments, net.    During the year ended December 31, 2015, we recognized the following: (i) an impairment charge of $47.1 million related to the 50 non-strategic properties to be sold and (ii) an impairment charge of $180.3 million related to straight-line rent receivables, net of $17.2 million that was recharacterized to equity income as a result of our ownership interest in HCRMC. No impairments were recorded during the year ended December 31, 2014.

        Gain (loss) on sales of real estate.    During the year ended December 31, 2015, we recognized a gain of $39.1 million from the sale of 22 non-strategic properties compared to a net loss on sale of $1.9 million recognized during the year ended December 31, 2014, related to the disposition of one HCRMC Property.

        Other income, net.    Other income, net decreased $0.9 million to $0.1 million for the year ended December 31, 2015 as a result of interest income from a $67.6 million loan made in August 2014 to an operator which was repaid in November 2014. We did not enter into any loans during the year ended December 31, 2015.

        Income from equity method investment.    For the year ended December 31, 2015, income from equity method investment decreased $26.0 million to $34.5 million as a result of the decline in operating performance of HCRMC.

        Impairments of equity method investment.    For the years ended December 31, 2015 and 2014, we recognized impairments of $35.9 million and $63.3 million, respectively, related to our equity method investment in HCRMC as a result of our review of HCRMC's preliminary base financial forecast and other financial information provided by HCRMC (see Note 6 to the Annual Financial Statements).

        Net income and comprehensive income.    Net income decreased $179.9 million to $113.2 million for the year ended December 31, 2015. The decrease in net income was primarily the result of the following: (i) $227.4 million net impairment charge on our real estate assets and straight-line rent receivables recognized in 2015 and (ii) $26.0 million decrease in income from our equity method investment. The decrease in net income was partially offset by: (i) $41.1 million increase in gain on sales of real estate; (ii) $27.4 million decrease in impairments of our equity method investment in HCRMC compared to 2014 and (iii) $6.4 million increase in total revenues.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Results for the years ended December 31, 2014 and 2013 (in thousands):

	Year Ended December 31,		Change
	2014	2013	$
Revenues:
Rental and related revenues	$568,380	$565,605	$2,775
Tenant recoveries	1,029	—	1,029

Total revenues	569,409	565,605	3,804

Costs and expenses:
Depreciation and amortization	247,914	247,583	331
Operating	3,247	2,689	558
General and administrative	20,690	29,098	(8,408)

Total costs and expenses	271,851	279,370	(7,519)

Other (loss) income:
Loss on sales of real estate	(1,917)	—	(1,917)
Other income, net	953	107	846

Total other (loss) income, net	(964)	107	(1,071)

Income before income taxes and income from and impairments of equity method investment	296,594	286,342	10,252
Income tax expense	(765)	(654)	(111)
Income from equity method investment	60,469	63,011	(2,542)
Impairments of equity method investment	(63,255)	(15,600)	(47,655)

Net income and comprehensive income	$293,043	$333,099	$(40,056)

        Total revenues.    Total revenues increased $3.8 million to $569.4 million for the year ended December 31, 2014, primarily due to revenues from our MOB acquired in July 2014 and rent escalations from our other non-HCRMC Properties, partially offset by a decline in revenues from the disposal of one HCRMC property in 2014.

        Depreciation and amortization expense.    Depreciation and amortization expense increased $0.3 million to $247.9 million for the year ended December 31, 2014, primarily as a result of our MOB acquired in July 2014, partially offset by the disposal of one HCRMC property in 2014.

        Operating expenses.    Operating expenses increased $0.6 million to $3.2 million for the year ended December 31, 2014, primarily due to a $1.0 million increase related to our MOB acquired in July 2014, partially offset by a $0.3 million decrease in franchise tax expense.

        General and administrative expenses.    General and administrative expenses decreased $8.4 million to $20.7 million for the year ended December 31, 2014. The decrease was primarily related to the following; (i) $8.4 million allocation of severance-related charge, resulting from the termination of HCP's then former CEO in 2013 and (ii) $1.4 million of stock compensation expense related to the accelerated vesting of equity awards held by HCP's then former CEO in 2013. This decrease was partially offset by the following: (i) $0.9 million of higher compensation costs; (ii) $0.3 million of additional information technology related costs and (iii) $0.3 million of additional allocation of corporate rent and depreciation and amortization of corporate assets.

        Loss on sale of real estate.    During the year ended December 31, 2014 we recognized a loss on sale of one HCRMC Property of $1.9 million. We did not sell any real estate during the year ended December 31, 2013.

        Other income, net.    Other income, net increased $0.8 million for the year ended December 31, 2014, primarily related to interest income from a $67.6 million loan made in August 2014 to an operator which was repaid in November 2014. We did not enter into any loans during the year ended December 31, 2013.

        Income from equity method investment.    For the year ended December 31, 2014, income from equity method investment decreased $2.5 million to $60.5 million as a result of the decline in the operating performance of HCRMC.

        Impairment of equity method investment.    During the years ended December 31, 2014 and 2013, we recognized impairments of $63.3 million and $15.6 million, respectively, related to our equity method investment in HCRMC. The impairments were primarily the result of our review of HCRMC's 2015 and 2014 preliminary base financial forecast and other financial information provided by HCRMC (see Note 6 to the Annual Financial Statements).

        Net income and comprehensive income.    Net income decreased $40.1 million to $293.0 million for the year ended December 31, 2014. The decrease in net income was primarily the result of: (i) $47.7 million increase in impairment charges to our equity method investment in HCRMC; (ii) $1.9 million loss on sales of real estate and (iii) $2.5 decrease in income from our equity method investment. This decrease was partially offset by a $3.8 million increase in our total revenues and $8.4 million decrease in general and administrative expenses.

Non-GAAP Financial Measures

        We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. Below is a summary of important non-GAAP supplemental measures that our management believes are useful in evaluating our business.

Funds From Operations ("FFO")

        We believe FFO is an important non-GAAP supplemental measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

        FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other depreciation and amortization. Also, FFO includes adjustments to compute our share of FFO from our equity method investment in HCRMC. Adjustments for our equity method investment in HCRMC are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss) determined in accordance with GAAP. We compute FFO in accordance with the current NAREIT definition; however, other REITs may report FFO differently or have a different interpretation of the current NAREIT definition from ours.

        In addition, we present FFO before the impact of transaction costs, impairments of non-depreciable assets and severance-related charges ("FFO as adjusted"). Management believes that FFO as adjusted provides a meaningful supplemental measure of our FFO run-rate and is frequently used by analysts, investors and other interested parties in the evaluation of our performance as a REIT. This non-GAAP supplemental measure is a modification of the NAREIT definition of FFO and should not be used as an alternative to net income (loss) (determined in accordance with GAAP) or FFO.

Funds Available for Distribution ("FAD")

        FAD is defined as FFO as adjusted after excluding the impact of the following: (i) amortization of right of use assets and market lease intangibles, net; and (ii) straight-line rents. Also, FAD includes adjustments to compute our share of FAD from our equity method investment in HCRMC. Other REITs or real estate companies may use different methodologies for calculating FAD, and accordingly, our FAD may not be comparable to those reported by other REITs. Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors and other interested parties in the evaluation of our performance as a REIT. FAD does not represent cash generated from operating activities determined in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

        The following table reconciles net income, the most directly comparable GAAP financial measure, to our calculations of FFO, FFO as adjusted and FAD (in thousands):

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013
Net income	$132,355	$126,875	$113,193	$293,043	$333,099
Depreciation and amortization	93,991	124,114	244,624	247,914	247,583
(Gain) loss on sales of real estate	(6,460)	—	(39,140)	1,917	—
Taxes associated with real estate disposition	12,428	—	—	—	—
Impairments of real estate	—	47,135	47,135	—	—

FFO	$232,314	$298,124	$365,812	$542,874	$580,682

Transaction costs	—	4,000	4,000	—	—
Other impairments, net(1)	—	—	216,130	63,255	15,600
Severance-related charges	—	1,863	1,947	—	8,401

FFO as adjusted	$232,314	$303,987	$587,889	$606,129	$604,683

Straight-line rents	103	(52,674)	(119,024)	(79,314)	(96,425)
Amortization of right of use assets and market lease intangibles	99	106	214	196	183
Equity method investment FAD adjustments	—	6,318	4,006	4,762	11,332

FAD	$232,516	$257,737	$473,085	$531,773	$519,773

(1)
For the year ended December 31, 2015, we recognized an impairment charge of $180.3 million on our straight-line rent receivables and $35.9 million of impairments on our equity method investment.

Net Operating Income ("NOI") and Adjusted NOI

        NOI and adjusted NOI are non-GAAP supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as rental and related revenues and tenant recoveries, less property level operating expenses, NOI excludes all other financial statement amounts included in net income as presented in the historical financial statements included elsewhere in this information statement. Management believes NOI provides relevant and useful information because it reflects only income and operating expense items that are incurred at the property level and presents them on an unleveraged basis. Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, amortization of right of use assets and market lease intangibles. Adjusted NOI is oftentimes referred to as "cash NOI." We use NOI and adjusted NOI to make decisions about resource allocations, and to assess and compare property level performance. We believe that net income (loss) is the most directly comparable GAAP measure to NOI. NOI should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items. Further, our definition of NOI may not be comparable to the definition used by other REITs or real estate companies, as they may use different methodologies for calculating NOI.

        The following table reconciles net income, the most directly comparable GAAP financial measure, to NOI and adjusted NOI (in thousands):

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013
Net income	$132,355	$126,875	$113,193	$293,043	$333,099
Depreciation and amortization	93,991	124,114	244,624	247,914	247,583
General and administrative	9,228	15,519	23,907	20,690	29,098
Impairments, net	—	47,135	227,383	—	—
(Gain) loss on sales of real estate	(6,460)	—	(39,140)	1,917	—
Other income, net	(42)	(43)	(70)	(953)	(107)
Income tax expense	12,841	395	798	765	654
Income from equity method investment	—	(27,866)	(34,510)	(60,469)	(63,011)
Impairments of equity method investment	—	—	35,882	63,255	15,600

NOI	$241,913	$286,129	$572,067	$566,162	$562,916

Non-cash adjustments to NOI
Straight-line rents	103	(52,674)	(119,024)	(79,314)	(96,425)
Amortization of right of use assets and market lease intangibles	99	106	214	196	183
Rental revenue recharacterization(1)	—	27,866	37,544	56,487	56,832

Adjusted NOI	$242,115	$261,427	$490,801	$543,531	$523,506

(1)
Accounting for our equity method investment in HCRMC requires an elimination of rental and related revenue that is proportional to our ownership in HCRMC. Further, our share of earnings from HCRMC increases for the corresponding elimination of related lease expense recognized at the HCRMC entity level, which we present as an equity method investment FAD adjustment. Beginning in January 2016, income is recognized only if cash distributions are received from HCRMC. As a result, we no longer eliminate our proportional ownership share of rental and related revenue to income from equity method investment.

Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA") and Adjusted EBITDA

        EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA after eliminating the effects of gain (loss) on sales of real estate, impairments, severance-related charges and transaction costs. We consider EBITDA and Adjusted EBITDA important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance. We believe that net income (loss) is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definition of

EBITDA and Adjusted EBITDA may not be comparable to the definition used by other REITs or real estate companies, as they may use different methodologies for calculating EBITDA and Adjusted EBITDA.

        The following table reconciles net income, the most directly comparable GAAP financial measure, to EBITDA and Adjusted EBITDA (in thousands):

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013
Net income	$132,355	$126,875	$113,193	$293,043	$333,099
Income tax expense	12,841	395	798	765	654
Depreciation and amortization	93,991	124,114	244,624	247,914	247,583

EBITDA	$239,187	$251,384	$358,615	$541,722	$581,336

(Gain) loss on sales of real estate	(6,460)	—	(39,140)	1,917	—
Impairments, net	—	47,135	227,383	—	—
Impairments of equity method investment	—	—	35,882	63,255	15,600
Severance-related charges	—	1,863	1,947	—	8,401
Transaction costs	—	4,000	4,000	—	—

Adjusted EBITDA	$232,727	$304,382	$588,687	$606,894	$605,337

LIQUIDITY AND CAPITAL RESOURCES

        We anticipate: (i) funding recurring operating expenses, (ii) meeting debt service requirements, including principal payments and maturities and (iii) satisfying our distributions to our stockholders, as required for us to qualify as a REIT, for the next 12 months primarily by using cash flow from operations, available cash balances and cash from our various financing activities. In addition, we may elect to meet certain liquidity requirements through proceeds from the sale of assets or from borrowings and/or equity and debt offerings.

        These expectations are forward-looking and subject to a number of uncertainties and assumptions, which are described under "Risk Factors." If our expectations about our liquidity prove to be incorrect, we could be subject to a shortfall in liquidity in the future, and this shortfall may occur rapidly and with little or no notice, which would limit our ability to address the shortfall on a timely basis.

Cash Flow Summary

        The following summary discussion of our cash flows is based on the Combined Consolidated Statements of Cash Flows as presented in the historical financial statements included elsewhere in this information statement and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

        Cash and cash equivalents were $2.6 million and $2.5 million at June 30, 2016 and June 30, 2015, respectively, representing an increase of $0.1 million. The following table sets forth changes in our cash flows (in thousands):

	Six Months Ended June 30,
	2016	2015	Change
Net cash provided by operating activities	$324,350	$245,937	$78,413
Net cash used in investing activities	(29,804)	(48)	(29,756)
Net cash used in financing activities	(297,956)	(245,280)	(52,676)

        Net cash provided by operating activities increased by $78.4 million for the six months ended June 30, 2016 compared to the same period in 2015. The increase was primarily the result of cash from the settlement of a portion of the Tranche A DRO in 2016.

        Net cash flows used in investing activities increased by $29.8 million for the six months ended June 30, 2016 compared to the same period in 2015. The increase was primarily the result of $106.6 million from the purchase of two HCRMC Properties, the proceeds of which were used to settle a portion of the Tranche A DRO described above, and investment in a memory care property in 2016, offset by $62.3 million in proceeds received from the sale of 11 non-strategic properties and a decrease in restricted cash of $14.5 million during 2016.

        Net cash flows used in financing activities were $298.0 million and $245.3 million for the six months ended June 30, 2016 and 2015, respectively, and represent net distributions to HCP, which increased primarily due to changes in our operating and investing activities described above.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

        Cash and cash equivalents were $6.1 million and $1.9 million at December 31, 2015 and 2014, respectively, reflecting an increase of $4.2 million. The following table sets forth changes in cash flows (in thousands):

	Year Ended December 31,
	2015	2014	Change
Net cash provided by operating activities	$667,023	$524,678	$142,345
Net cash provided by (used in) investing activities	20,767	(20,004)	40,771
Net cash used in financing activities	(683,626)	(505,385)	(178,241)

        Net cash flows provided by operating activities increased by $142.3 million to $667.0 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily the result of cash from the settlement of a portion of the Tranche A DRO in 2015.

        Net cash flows relating to our investing activities resulted in proceeds of $20.8 million for the year ended December 31, 2015 compared to uses of $20.0 million for the year ended December 31, 2014. In 2015, we received $204.2 million of proceeds from the sale of 22 non-strategic properties, compared to $13.1 million of proceeds from the sale of one HCRMC Property in 2014. From our 2015 proceeds, we used $183.4 million for the purchase of seven HCRMC Properties, the proceeds of which were used to settle a portion of the Tranche A DRO described above. From our 2014 proceeds, we used $32.0 million for the purchase of our MOB, $67.6 million for a loan to an operator in August 2014 that was repaid in November 2014 and $1.1 million for leasing costs and tenant and capital improvements.

        Net cash flows used in financing activities were $683.6 million and $505.4 million for the years ended December 31, 2015 and 2014, respectively, and represent net distributions to HCP, which increased primarily due to changes in our operating and investing activities described above.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Cash and cash equivalents were $1.9 million and $2.6 million at December 31, 2014 and 2013, respectively, representing a decrease of $0.7 million. The following table sets forth changes in cash flows (in thousands):

	Year Ended December 31,
	2014	2013	Change
Net cash provided by operating activities	$524,678	$494,867	$29,811
Net cash used in investing activities	(20,004)	(3,120)	(16,884)
Net cash used in financing activities	(505,385)	(490,174)	(15,211)

        Net cash flows provided by operating activities increased by $29.8 million to $524.7 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was primarily the result of annual rent escalations and the impact from our MOB acquired in July 2014 and lower general and administrative expenses.

        Net cash flows used in investing activities were $20.0 million and $3.1 million for the years ended December 31, 2014 and 2013, respectively. We paid $32.0 million to acquire our MOB in July 2014 and made a $67.6 million loan to an operator in August 2014 that was repaid in November 2014. We received $13.1 million of proceeds from the sale of one HCRMC Property during the year ended December 31, 2014. Additionally, leasing costs and tenant and capital improvements decreased by $2.0 million.

        Net cash flows used in financing activities were $505.4 million and $490.2 million for the years ended December 31, 2014 and 2013, respectively, and represent net distributions to HCP, which increased primarily due to changes in our operating and investing activities described above.

Deferred Rent Obligation

        In addition to the fixed annual rent under the Master Lease, we received a DRO from HCR III equal to an aggregate amount of $525 million, which was allocated into two tranches: (i) a Tranche A DRO of $275 million and (ii) a Tranche B DRO of $250 million. HCR III made rental payments on Tranche A equal to 6.9% of the outstanding amount (representing $19 million) for the initial lease year until the entire Tranche A DRO was paid in full in March 2016 in connection with the nine aggregate property purchases. We recognized the 6.9% Tranche A rental payments in rental and related revenues when earned and included the Tranche A DRO in our calculation of straight-line rent. As properties were acquired from HCRMC, the straight-line rent calculation was adjusted to reflect the corresponding partial settlement of the Tranche A DRO. Commencing on April 1, 2016, until the Tranche B DRO is paid in full, the outstanding principal balance of the Tranche B DRO will be increased annually by (i) 3.0% initially, (ii) 4.0% commencing on April 1, 2019, (iii) 5.0% commencing on April 1, 2020, and (iv) 6.0% commencing on April 1, 2021 and annually for the remainder of its term. The Tranche A and Tranche B DROs are due and payable on the earlier of (i) certain capital or liquidity events of HCRMC, including an initial public offering or sale, or (ii) March 31, 2029, which is not subject to any extensions. The HCRMC Lease Amendment also imposes certain restrictions on HCR III and HCRMC until the Tranche B DRO is paid in full, including with respect to the payment of dividends and the transfer of interest in HCRMC. The outstanding principal balance of the Tranche B DRO was $257.5 million as of the date of this information statement. The Tranche B DRO of $250 million is being accounted for as a minimum lease rental payment and is included in our straight-line rent calculation. The annual escalations of the principal balance are considered variable lease rental payments, as the Tranche B DRO is prepayable at the option of HCRMC, and as such, is not included in our straight-line rent calculation.

Debt

        We, through one or more of our subsidiaries, expect to enter into new debt pursuant to one or more financing arrangements, which may include one or more credit facilities, other bank debt, bonds or mortgage financing, or a combination of the foregoing. In connection with the Spin-Off, we anticipate that we will raise approximately $             billion in new debt, of which approximately $             billion in cash from the proceeds will be transferred to HCP, together with our common stock, in connection with the transfer of assets to us by HCP, and will be used to fund the repayment of a portion of HCP's outstanding debt. Any remaining proceeds will be available to us for general corporate purposes, including funding working capital.

        We anticipate that the debt instruments we incur will be guaranteed, jointly and severally, by QCP and certain of QCP's wholly-owned subsidiaries. The debt agreements we, through one or more of our subsidiaries, enter into are expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability to grant liens on assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate that the debt agreements will contain customary events of default and that they will require us to comply with specified financial covenants.

Capital Expenditures

        Capital expenditures for the Properties leased under the various lease agreements are generally the responsibility of the respective lessee, which may submit requests seeking financing from us to cover all or a portion of such expenditures as described below. Capital expenditures of the lessee are expected to be primarily for complying with its obligations to make certain expenditures at each of the Properties each lease year. We anticipate that these capital expenditures will be funded by the lessee through the cash flow from its operation of our properties, along with additional borrowings, if necessary.

        Under the terms of the Master Lease, we are required through April 1, 2019 to, upon HCR III's request, provide HCR III an amount to fund Capital Additions Costs (as defined in the Master Lease) approved by us, in our reasonable discretion, with such amount not to exceed $100 million in the aggregate ("Capital Addition Financing"), but we are not obligated to advance more than $50 million in Capital Addition Financing in any single lease year. In connection with any Capital Addition Financing, the minimum rent allocated to the applicable property will be increased by an amount equal to the product of: (i) the amount disbursed on account of the Capital Addition Financing for the applicable property times (ii) at the time of any such disbursement, the greater of (a) 7.75% and (b) 500 basis points in excess of the then current 10-year Treasury Rate. Any such Capital Addition Financing shall be structured in a REIT tax-compliant fashion. We have not provided any Capital Addition Financing as of the date of this information statement.

DIVIDENDS

        We will elect and intend to qualify as a REIT under the applicable provisions of the Code. We intend to make distributions whereby we expect to distribute at least 90% of our REIT taxable income to our stockholders out of assets legally available therefor. To help create additional liquidity and flexibility to execute our strategy, and in light of our high tenant concentration in one operator, HCRMC, and the ongoing headwinds facing HCRMC and the broader post-acute/skilled nursing industry, we anticipate initially instituting a conservative distribution policy. Our board of directors will regularly evaluate, determine and, if it deems appropriate, adjust our distribution levels. For more information, see "Dividend Policy."

        To qualify as a REIT, we must distribute to our stockholders an amount at least equal to: (i) 90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less (iii) any excess non-cash income (as determined under the Code).

        Distributions made by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenues we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of directors deems relevant.

        Our distributions may be funded from a variety of sources. To the extent that our cash available for distribution is less than 90% of our taxable income, we may consider various means to cover any such shortfall, including borrowing under a revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity or debt securities or declaring taxable share dividends. In addition, our charter allows us to issue shares of preferred stock that could have a preference on distributions, and if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

CONTRACTUAL OBLIGATIONS

        Our only contractual obligation as of December 31, 2015 was the Capital Addition Financing for which the timing and amount of payments are uncertain. The following table summarizes our pro forma contractual obligations and commitments at June 30, 2016, as if the Spin-Off and the incurrence of $             billion of new debt under the debt agreements we, through one or more of our subsidiaries, expect to enter into in connection with the Spin-Off had occurred on June 30, 2016 (in thousands):

Pro Forma Obligations by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
New debt obligations	$	$	$	$	$
Interest on new debt obligations(1)

Total contractual obligations and commitments(2)	$	$	$	$	$

(1)
Interest computed using an estimated weighted average interest rate of        % for the new debt we expect to incur in connection with the Spin-Off. The actual interest rates for such debt will depend on market conditions when the debt is incurred and the final composition of the debt structure is determined.

(2)
This table excludes the Capital Addition Financing pursuant to the Master Lease as the timing and amount of payments are uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

        As of the date of this information statement, we do not have any off-balance sheet arrangements.

INFLATION

        Our leases often provide for either fixed increases in base rents or indexed escalators, based on the Consumer Price Index or other measures, and/or additional rent based on increases in the tenants' operating revenues. Our MOB leases require the tenants to pay the property operating costs such as real estate taxes, insurance and utilities. All of our post-acute/skilled nursing, memory care/assisted living and surgical hospital leases require the tenant to pay all of the property operating costs or reimburse us for all such costs. We believe that inflationary increases in expenses will be offset, in part, by the tenant expense reimbursements and contractual rent increases described above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Risk

        Immediately following the Spin-Off, substantially all of our properties, consisting of 249 post-acute/skilled nursing properties and 61 memory care/assisted living properties, will be leased to HCR III pursuant to the Master Lease. The Master Lease is structured as a triple-net lease, in which HCR III, either directly or through its affiliates and sublessees, is expected to continue to operate and manage the properties thereunder and be responsible for all operating costs associated with the HCRMC Properties, including the payment of taxes, insurance and all repairs, and providing indemnities to us against liabilities associated with the operation of the HCRMC Properties. In addition, all obligations under the Master Lease will continue to be guaranteed by HCRMC, the parent of HCR III. As our revenues will predominately consist of rental payments under the Master Lease, we will be dependent on HCRMC for substantially all of our revenues. Consequently, any material decline in HCRMC's business is likely to have a material adverse effect on our business as well.

        The geographic concentration of the Properties makes us susceptible to adverse economic developments in certain states, including: Pennsylvania, Ohio and Illinois for years ending December 31, 2015, 2014, and 2013. During those periods, each of these states generated over 10% of our revenues, and thus, any adverse conditions affecting these regions, including downturns in the local economies or changes in local real estate conditions, increased competition or decreased demand, changes in state-specific legislation and local climate events and natural disasters (such as earthquakes, wildfires and hurricanes), could adversely affect our operating results and our ability to make distributions to stockholders.

        For additional information regarding concentration and how we monitor our credit risk with HCRMC, see "Business and Properties—Properties," and Note 12 to the Annual Financial Statements.

Interest Rate Risk

        We will be exposed to interest rate risk with respect to our expected indebtedness after the Spin-Off. This indebtedness will include indebtedness that we expect to incur in connection with the Spin-Off. In connection with the Spin-Off, we anticipate that we will raise approximately $             billion in new debt under various financing arrangements. See "—Liquidity and Capital Resources" and "Description of Financing and Material Indebtedness" for a further description of our expected indebtedness after the Spin-Off.

        An increase in interest rates could make future financing by us more costly. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. Assuming a one percentage point increase in the interest rate related to our variable-rate debt, and assuming no other changes in our outstanding balance as of June 30, 2016, pro forma for the Spin-Off and the related transactions including the incurrence of approximately $             billion in new debt, our annual interest expense would increase by approximately $             million.

        We may manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. However, the REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. See "Risk Factors—Risks Related to the Status of QCP as a REIT—Complying with the REIT requirements may limit our ability to hedge effectively."

CRITICAL ACCOUNTING POLICIES

        The preparation of financial statements in conformity with GAAP requires our management to use judgment in the application of accounting policies, including making estimates and assumptions. We base estimates on the best information available to us at the time, our experience and on various other assumptions believed to be reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our combined consolidated financial statements. From time to time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. For a more detailed discussion of our significant accounting policies, see Notes 2 and 3 to the Annual Financial Statements and Notes 2 and 3 to the Interim Financial Statements. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Revenue Recognition and Allowance for Doubtful Accounts

        At the inception of a new lease arrangement, including new leases that arise from amendments, we assess the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) transfer of ownership to the lessee prior to or shortly after the end of the lease term, (ii) lessee has an option to purchase the underlying property that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the underlying property's remaining economic life, (iv) the present value of the sum of lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments is equal to or exceeds substantially all of the estimated fair value (over retained tax credits) of the leased property or (v) the underlying property is of such a specialized nature that it is expected to have no alternative use at the end of the lease term. If one of the five criteria is met and the minimum lease payments are determined to be reasonably predictable and collectible, the lease arrangement is accounted for as a direct finance lease. If the assumptions utilized in the above classifications assessments were different, our lease classification for accounting purposes may have been different; thus the timing and amount of our revenues recognized would have been impacted, which may be material to our consolidated financial statements.

        For operating leases with minimum scheduled rent increases, we recognize income on a straight-line basis over the lease term when collectability is reasonably assured. Variable lease payments are recognized as income in the period when the changes in facts and circumstances on which the variable lease payments are based occur. Recognizing rental and related revenues on a straight-line basis results in a difference in the timing of revenue amounts from what is contractually due from tenants. If we determine that collectability of straight-line rents is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established. Generally, the Company returns a lease to accrual status when all delinquent payments become current under the terms of the lease agreement and collectability of the remaining contractual lease payments is reasonably assured.

        We maintain an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenants' inability to make contractual rent and tenant recovery payments or lease defaults. For straight-line rent receivables, our assessment is based on amounts estimated to be recoverable over the lease term. We exercise judgment in establishing allowances and consider payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to our consolidated financial statements.

Impairments of Long-lived Assets

        We assess the carrying value of our real estate assets and related intangibles held for use when events or changes in circumstances indicate that the carrying amount of the real estate assets may not be recoverable, but at least annually. Recoverability of real estate and related assets held for use is tested by comparing the carrying amount of the real estate assets to the respective estimated sum of future undiscounted cash flows. The estimated future undiscounted cash flows are calculated utilizing the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. In order to review our real estate assets for recoverability, we consider market conditions, as well as our intent with respect to holding or disposing of the asset. If our analysis indicates that the carrying value of the real estate asset is not recoverable, we recognize an impairment charge for the amount by which the carrying value exceeds the fair value of the real estate asset.

        Real estate and related assets are classified as held for sale when: (i) management commits to a plan to sell the property; (ii) it is unlikely that the disposal plan will be significantly modified or discontinued; (iii) the property is available for immediate sale in its present condition; (iv) actions required to complete the sale of the property have been initiated; (v) sale of the property is probable and we expect the completed sale will occur within one year; and (vi) the property is actively being marketed for sale at a price that is reasonable given our estimate of current market value. Assets classified as held for sale are reported at the lower of their carrying value or fair value less costs to sell and are no longer depreciated upon their classification as held for sale.

        The determination of future cash flows related to our assets requires significant judgment. This judgment is based on our analysis and estimates of future operating results and resulting cash flows of each real estate asset. Our ability to accurately predict future operating results, resulting cash flows and estimated fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Equity Method Investment

        The initial carrying value of the equity method investment is based on the amount paid to purchase the equity interest. We evaluate our equity method investment for impairment indicators based upon a comparison of the fair value of the equity method investment to our carrying value. If we determine there is a decline in the fair value of our equity method investment below its carrying value and it is other-than-temporary, an impairment charge is recorded. The determination of the fair value of the equity method investment and as to whether a deficiency in fair value is "other-than-temporary" involves significant judgment. Our estimates consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at market rates, general economic conditions and trends, severity and duration of a fair value deficiency and other relevant factors. Capitalization rates, discount rates and credit spreads utilized in our valuation models are based upon rates that we believe to be within a reasonable range of current market rates for the investment. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Fair Value Measurements

        To perform impairment assessments of our real estate assets and equity method investment, we utilize fair value techniques. The determination of the fair value of real estate assets and our equity method investment involves significant judgment. The impairment charge recognized of our real estate was based on expected cash flows amounting to the projected sales prices. Projected sales prices in active markets are considered a Level 2 input in the fair value measurement.

        The fair value of our equity method investment is based on an income approach utilizing a discounted cash flow model that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums or discounts. Capitalization rates, discount rates and credit spreads utilized in these valuation models are based upon assumptions that we believe to be within a reasonable range of current market rates for the respective investments.

Income Taxes

        We apply the provisions of FASB ASC Topic 740, Income Taxes, and compute the provision for income taxes on a separate return basis. The separate return method applies the accounting guidance for income taxes to the stand-alone combined consolidated financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. We believe that the assumptions and estimates used to compute these tax amounts are reasonable. However, our combined consolidated financial statements may not necessarily reflect our income tax expense or tax payments in the future, or what our tax amounts would have been if we had been a stand-alone enterprise during the periods presented.

        Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities, measured at the enacted tax rates expected to be in effect when such temporary differences are expected to reverse. We generally expect to fully utilize our deferred tax assets; however, when necessary, we record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized.

        We will elect and intend to qualify as a REIT under the applicable provisions of the Code commencing with our initial taxable year ending December 31, 2016. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our stockholders. These requirements are substantially the same as those requirements HCP must meet to preserve its REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates, and dividends paid to our stockholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be subject to tax as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

        Historically, our operations have been included in HCP's U.S. federal and state income tax returns, and all income taxes have been paid by HCP. Income tax related information included in the pro forma combined financial statements is presented on a separate tax return basis as if we filed our own tax returns. We believe that the assumptions and estimates used to determine these tax amounts are reasonable. However, our pro forma combined financial statements may not necessarily reflect our income tax expense or tax payments in the future, or what our tax amounts would have been if we had been a stand-alone company during the periods presented.

Emerging Growth Company

        Section 107 of the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934 for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of this extended transition period, and such election is irrevocable pursuant to Section 107(b) of the JOBS Act.

RECENT ACCOUNTING PRONOUNCEMENTS

        See Notes 2 and 3 to the Annual Financial Statements and Notes 2 and 3 to the Interim Financial Statements for the impact of new accounting standards.

 BUSINESS AND PROPERTIES

Our Company

        On May 9, 2016, the board of directors of HCP announced its plan to spin off HCP's HCRMC portfolio and certain other properties into an independent, publicly-traded company that will elect to be treated as a REIT. QCP will be a self-managed and self-administered REIT and one of the nation's largest actively-managed real estate companies focused on post-acute/skilled nursing and memory care/assisted living properties. As of June 30, 2016, QCP's portfolio included 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties, a surgical hospital and a MOB. We believe that the creation of a stand-alone company with a focused management team and a flexible capital structure and business model will position QCP to address the ongoing changes in the post-acute/skilled nursing industry and create attractive risk-adjusted returns and maximize stockholder value over time.

        HCRMC, one of the nation's largest providers of post-acute, memory care and hospice services, is our primary tenant. As of June 30, 2016, 249 of our post-acute/skilled nursing properties and 61 of our memory care/assisted living properties are leased by HCP to HCR III, a wholly-owned subsidiary of HCRMC, under the Master Lease. The HCRMC Properties account for nearly all of QCP's real estate portfolio and substantially all of the properties where HCRMC delivers its facility-based services. The Master Lease is structured as a triple-net lease, in which HCR III, either directly or through its affiliates and sublessees, currently operates and manages, and after the Spin-Off is expected to continue to operate and manage, the HCRMC Properties. All obligations under the Master Lease are, and following the Spin-Off will continue to be, guaranteed by HCRMC, and the Master Lease will not be amended or modified as a result of the Spin-Off. See "—HCRMC Overview" and "—Properties—Master Lease with HCRMC." The HCRMC Properties include 17 non-strategic properties that are in the process of being divested. We will receive all the proceeds from the divestitures. As of the date of this information statement, contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 non-strategic properties. We expect seven of the 17 non-strategic properties to be sold by the end of 2016 and the remaining 10 to be sold in the first quarter of 2017. QCP's remaining 28 properties are, and following the Spin-Off are expected to continue to be, leased, on a triple-net basis, to other national and regional operators and other tenants unaffiliated with HCRMC. QCP will also own HCP's approximately 9% equity interest in HCRMC.

        Following the Spin-Off, QCP will be led by a dedicated management team with a collective track record of active management of large-scale healthcare operations and real estate portfolio management, large company workouts in both healthcare and REIT environments, and successfully launching and managing a public spin-off. Mark Ordan, a healthcare and real estate industry veteran, and currently a consultant to HCP, will be QCP's Chief Executive Officer; Greg Neeb will be QCP's President and Chief Investment Officer; and C. Marc Richards will be QCP's Chief Financial Officer. These three executives have worked together previously in various management capacities, including at Washington Prime Group Inc., Sunrise Senior Living and The Mills Corporation. Most recently, Messrs. Ordan and Richards worked together at Washington Prime Group Inc., while Messrs. Ordan, Neeb and Richards worked together at Sunrise Senior Living and The Mills Corporation. Our executive compensation and incentive arrangements will be designed to motivate the QCP management team to successfully execute our business strategy. In addition, HCP will provide certain interim transitional support to QCP via a Transition Services Agreement after completion of the Spin-Off.

        We expect our revenues to be derived primarily from the Master Lease. As of June 30, 2016, under the terms of the Master Lease, HCRMC is obligated to pay us annualized cash rent of $466 million, after giving effect to the 3% annual fixed escalator that began in April 2016 but before giving effect to the full impact from the pending non-strategic asset sales mentioned above, which were previously announced by HCP. Of the $466 million in annualized cash rent, $396 million is associated with post-acute/skilled nursing properties and $70 million is associated with memory care/assisted living properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Transaction Overview" and "—Master Lease with HCRMC" for additional details regarding the Master Lease. We also will have the right to receive payment of the Deferred Rent Obligation, and we will own HCP's approximately 9% equity interest in HCRMC. In addition, as of June 30, 2016, our annualized rental and related revenues (excluding tenant recoveries) from the non-HCRMC Properties totaled $27 million.

        We will elect to be treated as a REIT commencing with our initial taxable year ending December 31, 2016. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income. See "U.S. Federal Income Tax Considerations."

HCRMC Overview

        HCRMC, collectively with its subsidiaries, is a leading national healthcare services provider, with over 50,000 employees, that owns and operates skilled nursing and rehabilitation centers, assisted living facilities, memory care facilities, hospice and home health agencies, and outpatient rehabilitation clinics. As of December 31, 2015, its long-term care business operated in 324 centers in 26 states, including 28 non-strategic properties held for sale, with 66% located in Pennsylvania, Ohio, Michigan, Florida and Illinois. As of December 31, 2015, HCRMC offered hospice and home health services through 108 offices located in 23 states, and offered rehabilitation therapy services in 49 outpatient therapy clinics and a variety of other settings, including skilled nursing centers, schools, and hospitals. HCRMC has invested over $370 million in capital expenditures during the four year period ended December 31, 2015.

        For the year ended December 31, 2015, HCRMC generated $4.1 billion in total revenues consisting of 85% from long-term care, including its post-acute/skilled nursing and memory care/assisted living businesses, and 15% from hospice, home health and rehabilitation services.

        HCRMC's two primary business segments, as of December 31, 2015, were as follows:

  Long-Term Care

        HCRMC's long-term care segment includes the operation of post-acute/skilled nursing centers, memory care facilities and assisted living facilities. HCRMC focuses on providing high-quality post-acute care to patients. Post-acute care patients often require intensive rehabilitation therapy in order to maximize their recoveries. Services rendered to them are typically reimbursed by Medicare, managed care or other insurance, which generally provide higher reimbursement rates than Medicaid. As a result of HCRMC's focus on high acuity patients, for the twelve months ended June 30, 2016, HCRMC's post-acute/skilled nursing portfolio had a skilled mix of 51.3% (consisting of 32.6% related to Medicare and 18.7% related to managed care, based on revenues), and a quality mix (representing total non-Medicaid revenues) of 61.6%.

        As of June 30, 2016, the 249 HCRMC post-acute/skilled nursing properties to be owned by QCP, including 17 non-strategic properties held for sale, were located across 25 states, and approximately 67% of the properties were located in Pennsylvania, Ohio, Michigan, Florida and Illinois. HCRMC operates its post-acute/skilled nursing businesses under the Heartland and ManorCare Health Services brands.

        HCRMC primarily operates its memory care/assisted living properties as stand-alone properties, as well as separate units within some of the post-acute/skilled nursing properties. These business lines are dedicated to providing residents with personal care services and assistance with activities of daily living as well as, if applicable, dementia care.

        As of June 30, 2016, the 61 HCRMC memory care/assisted living properties to be owned by QCP were located across 12 states. Approximately 85% of these properties were stand-alone memory care/assisted living properties, operated under the Arden Courts brand, providing care focused on residents who are suffering from Alzheimer's disease and other forms of dementia. The remaining facilities provide assisted and independent living services.

  Hospice and Home Health

        As of December 31, 2015, HCRMC provided hospice and home health services in 108 offices in 23 states, covering many of the markets served by HCRMC's post-acute/skilled nursing properties. From 2012 to 2015, the revenues and operating margin from this segment have grown, on a compound annual basis, by 3.0% and 3.6%, respectively.

Post-Acute/Skilled Nursing Industry Overview

        We believe the post-acute/skilled nursing sector has several strong long-term fundamentals, driven by (i) an aging population, (ii) increased skilled nursing expenditures and (iii) supply constraints.

        Aging population.    As the baby-boomer population ages and life expectancies increase, the demand for long-term care is expected to continue to grow. According to the U.S. Census Bureau, Americans aged 65 or older represented 15% of the total U.S. population in 2015 and will grow to 22% of the total population by 2040. The segment of the U.S. population that is 85 years old and older is projected to increase to 14.6 million by 2040 from 6.3 million in 2015. These sub-sets of the population are key drivers of demand for skilled nursing services as they are the segments most susceptible to Alzheimer's disease, chronic ailments and spousal loss.

65+Population	85+Population

Source: U.S. Census Bureau.

        Increased skilled nursing expenditures.    Skilled nursing facilities provide cost-effective care to patients across the acuity spectrum. According to the Centers for Medicare & Medicaid Services (CMS) proposed rule issued in April 2016, the aggregate payments to skilled nursing facilities will increase in CMS's fiscal year 2017, which begins in October 2016, by $800 million, or 2.1%. This increase is higher than the 1.2% increase in CMS's aggregate payments to skilled nursing facilities in its fiscal year 2016. Private insurance companies and other third-party payors, including certain state Medicaid programs, have recognized that treating patients requiring complex medical care in centers such as those operated by HCRMC is a cost-effective alternative to treatment in an acute care or rehabilitation hospital. As a result, we expect higher acuity patients to continue to be transferred more quickly to more cost-effective care settings such as skilled nursing facilities.

        Supply constraints.    The number of skilled nursing facilities declined 2.4% from 2005 to 2015, according to the American Health Care Association. We believe this is partially due to an increase in required clinical capabilities and the requirement of a certificate of need, an approval process required by many states when permitting construction or expansion of facilities. Approximately 63% of our revenues for the six months ended June 30, 2016 were derived from states that have certificate of need requirements, creating a high barrier-to-entry for new entrants. We believe post-acute healthcare providers that deliver high-quality, cost-effective care and have established investment in facilities and clinical capabilities, such as HCRMC, are well-positioned to take advantage of the current industry trends.

Memory Care/Assisted Living Industry Overview

        The number of Americans living with Alzheimer's disease and memory impairment continues to increase significantly. According to the Alzheimer's Association, 5 million Americans were living with Alzheimer's disease in 2015. By 2040, it is projected that 12 million Americans will suffer from the disease, barring the development of medical breakthroughs to prevent or cure the disease. Both the annual cost of treating patients diagnosed with Alzheimer's and demand for dedicated facilities to care for patients in early, middle and advanced stages of the disease are expected to increase at a similar rate.

2016E Costs of Alzheimer's	Projected Number of Alzheimer's Patients Age 65 and Older

Source: Alzheimer's Association.

Impact of Industry Trends on HCRMC and Recent Events Specific to HCRMC

        HCRMC, along with other post-acute/skilled nursing operators, has been and continues to be adversely impacted by a challenging operating environment in the post-acute/skilled nursing sector, which has put downward pressure on revenues and operating income. Ongoing trends in the post-acute/skilled nursing sector include, but are not limited to the following:

  •
  A shift away from a traditional fee-for-service model towards new managed care models, which base reimbursement on patient outcome measures;

  •
  Increased penetration of Medicare Advantage plans (i.e., managed Medicare), which has reduced reimbursement rates, average length of stay and average daily census, particularly for higher acuity patients;

  •
  Increased competition from alternative healthcare services such as home health agencies, life care at home, community-based service programs, senior housing, retirement communities and convalescent centers; and

  •
  Increased regulatory scrutiny on government reimbursements.

        In addition to the industry trends, HCRMC's recent performance has been impacted by the following:

  •
  HCRMC's exit from 50 non-strategic properties, of which 33 have been completed since July 2015; and

  •
  In April 2015, the DOJ filed a civil complaint against HCRMC for alleged false claims related to Medicare reimbursement. HCRMC continues to defend against the complaint and is incurring associated legal and regulatory defense costs, which in 2015 were $9 million.

        Due to the headwinds facing the broader post-acute/skilled nursing industry and HCRMC, including the continued reduction in revenues per admission and shorter length of patient stays, HCRMC's performance continued to deteriorate in 2015. The decline accelerated during the second half of the year, driven, in part, by disruptions from exiting the non-strategic properties. As a result, despite revised Master Lease obligations from the lease amendment effective April 2015 reducing annual rent from $541 million to $473 million, and non-strategic property sales, HCRMC's normalized fixed charge coverage stood at 1.03x for the 12-month period ended June 30, 2016, compared to 1.11x for the 12-month period ended June 30, 2015. HCRMC's facility EBITDAR (defined as earnings before interest, taxes, depreciation and amortization, and rent) cash flow coverage ratio was 0.82x and 0.87x for the trailing 12 months ended June 30, 2016, and June 30, 2015, respectively. Market rents for post-acute/skilled nursing facilities typically allow for rent coverage ratios of 1.25x to 1.35x and for memory care/assisted living facilities of 1.05x to 1.15x. For additional information regarding HCRMC's exit from the 50 non-strategic properties, the Master Lease amendment effective April 2015 and HCRMC's recent performance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Transaction Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Recent Developments."

        While we expect the post-acute/skilled nursing operating environment to remain challenging in the near-term, we believe that healthcare service providers, such as HCRMC, and healthcare real estate owners, such as QCP, that are able to successfully navigate through the current challenges will benefit from the long-term positive fundamentals of the post-acute/skilled nursing sector, including: (i) an aging population, (ii) expected increases in aggregate skilled nursing expenditures and (iii) supply constraints in the skilled nursing sector due to certificate of need requirements and other barriers to entry. HCRMC also benefits from operating in the memory care/assisted living and hospice and home health sectors, which we believe have favorable near- and long-term fundamentals, due in part to growing demand for Alzheimer's and other dementia care services. See "—Post-Acute/Skilled Nursing Industry Overview" and "—Memory Care/Assisted Living Industry Overview" for a discussion of healthcare trends in the post-acute/skilled nursing and memory care/assisted living sectors.

Overview of the Spin-Off

        On May 9, 2016, the board of directors of HCP announced its plan to separate HCP's business into two separate and independent publicly-traded companies:

  •
  HCP, which will increase its focus on its existing core growth businesses of senior housing, life science and medical office properties; and

  •
  QCP, which will own and lease, on a triple-net basis, properties in the post-acute/skilled nursing and assisted living sectors and potentially other sectors in the healthcare industry. The consummation of the Spin-Off itself will not result in any changes to the Master Lease.

        The separation will be accomplished through the transfer by HCP to us of the equity of entities that hold both the Properties and the Deferred Rent Obligation, as well as HCP's approximately 9% equity interest in HCRMC, the parent of HCR III, in exchange for cash of approximately $         billion

and all outstanding shares of our common stock, followed by the Spin-Off, under which HCP will distribute all such outstanding shares of our common stock to its stockholders on a pro rata basis.

        At the completion of the Spin-Off, we will hold the Properties currently held by HCP, as further described under "—Properties" below. We, through certain of our subsidiaries, will be the sole owner of the Properties under the Leases and the existing lessees are expected to remain the lessees thereunder and to operate and manage (either directly or through their affiliates and sublessees) the Properties and will remain responsible for all operating costs associated with the Properties. In addition, all obligations of HCR III under the Master Lease will continue to be guaranteed by HCRMC.

        Following the Spin-Off, we will be an independent publicly-traded, self-managed and self-administered company primarily engaged in the ownership and leasing of post-acute/skilled nursing and memory care/assisted living properties. We will elect and intend to qualify as a REIT commencing with our initial taxable year ending December 31, 2016. We expect that, upon the completion of the Spin-Off, substantially all of our revenues will be the rent payable under the Master Lease. We expect that HCR III will generate revenues primarily from patient fees and services. We will also have the right to receive payment of the Deferred Rent Obligation.

Strengths

        QCP will own one of the largest post-acute/skilled nursing and memory care/assisted living real estate portfolios in the United States and is expected to have the necessary structure, management and strategy to create stockholder value.

  •
  Dedicated management team with relevant experience and incentives aligned with stockholders.  QCP's management team will include Mark Ordan, Chief Executive Officer, Greg Neeb, President and Chief Investment Officer, and C. Marc Richards, Chief Financial Officer, whose focus will be solely on the QCP assets. The management team has a collective track record of active management of large-scale healthcare operations and real estate portfolio management, large company workouts in both healthcare and REIT environments, and successfully launching and managing a public spin-off. QCP's executive compensation and incentive arrangements will be designed to motivate its management team to successfully execute QCP's business strategy.

  •
  Diverse real estate portfolio.  QCP's real estate portfolio, with properties in 30 states, provides significant geographic diversification and reduces QCP's risk exposure associated with any single state. QCP's properties are strategically clustered, creating regional critical mass and operational efficiency. Furthermore, 61 of the HCRMC Properties, as of June 30, 2016, were predominately private-pay memory care properties, representing approximately 15% of annualized cash rent under the Master Lease. These properties provide payor mix diversity and reduce exposure of the overall portfolio to government reimbursement.

  •
  Relationship with HCRMC, an established healthcare operator.  HCRMC is one of the largest providers in the United States of short-term post-acute/skilled nursing services, as well as, dedicated memory care and hospice and home health services. HCRMC delivers quality care across more than 2,000 hospital systems and over 250 managed care organizations. HCRMC has a diversified business mix across its primary business segments: (i) long-term care (including post-acute/skilled nursing and memory care/assisted living); and (ii) hospice and home health.

  •
  Master lease with credit support.  The Master Lease with HCRMC represents substantially all of HCRMC's post-acute/skilled nursing and memory care/assisted living properties, and provides a full corporate guarantee, which provides QCP with additional credit support from HCRMC's higher-growth hospice and home health business.

  •
  Flexible business model to achieve maximum value for our stockholders.  While QCP intends to qualify as a REIT, it will have the flexibility to change its business model and/or corporate structure to suit the optimal long-term solution for the HCRMC Properties. HCRMC represented approximately 94% of QCP's total revenues for the six months ended June 30, 2016, and we believe engaging with one major tenant provides us greater flexibility to reposition our real estate portfolio or shift our business model.

  •
  Favorable long-term healthcare industry opportunities.  While we expect the post-acute/skilled nursing operating environment to remain challenging in the near-term, we believe that healthcare service providers, such as HCRMC, and healthcare real estate owners, such as QCP, that are able to successfully navigate through the current challenges will benefit from the long-term positive healthcare industry fundamentals, including: (i) an aging population; (ii) expected increases in aggregate skilled nursing expenditures; (iii) supply constraints in the skilled nursing sector due to certificate of need requirements and other barriers to entry; and (iv) growing demand for Alzheimer's and other dementia care services.

Strategy

        QCP will seek to maximize stockholder value through:

  •
  Proactive asset management.  QCP intends to proactively engage with HCRMC and our other tenants to enhance the value of our assets. Our management team's sole focus will be on maximizing the value of our assets by collecting contractual rent, establishing a more secure income stream, if appropriate, and using other available tools to maximize value. Such tools may include a combination of the following: increased equity participation in the operator, new rent payment streams, new master lease terms, asset sales, increased landlord rights, controls and performance-based provisions.

  •
  Sufficient liquidity to support our business model.  QCP is expected to have sufficient liquidity to execute the business model that we believe provides maximum value to our stockholders. Upon separation, we expect to put in place financing arrangements that provide prepayment flexibility and incremental liquidity through a revolving credit facility, which, combined with cash flow from operations, are expected to provide us with sufficient financial capacity to execute our strategy.

  •
  Flexible long-term business model.  We believe our flexible business model will enable us to pursue, as appropriate, various outcomes as a result of our proactive engagement with HCRMC. Furthermore, we believe the post-acute/skilled nursing industry, which remains highly fragmented, has significant long-term opportunities for well-capitalized and well-managed service providers and real estate owners. We believe the combination of our focused strategy, experienced management team, large real estate portfolio and sufficient liquidity will position us to take advantage of the industry trends and create value for our stockholders.

Properties

  Properties Summary

        Below is a summary of the Properties that are expected to be transferred to us by HCP in connection with the Spin-Off as of and for the six months ended June 30, 2016 (dollars in thousands):

Property Type	Number of Properties	Capacity(1)	Gross Asset Value(2)	Total Revenues(3)
HCRMC:
Post-acute/skilled nursing:
Strategic	232	30,889 beds	$5,078,296	$192,656
Non-strategic(4)	17	1,638 beds	74,948	2,373
Memory care/assisted living	61	4,472 units	794,166	34,422

Total HCRMC	310		5,947,410	229,451
Non-HCMRC Properties:
Post-acute/skilled nursing	25	2,601 beds	150,489	11,121
Memory care/assisted living	1	69 units	5,923	354
Hospital	1	37 beds	22,880	1,027
Medical office	1	88,000 sq. ft.	32,061	1,984

Total properties	338		$6,158,763	$243,937

(1)
Capacity for post-acute/skilled nursing and hospital properties is measured in available bed count. Capacity for memory care/assisted living properties is measured in units (e.g., studio, one or two bedroom units). Capacity for medical office properties is measured in square feet.

(2)
Represents gross real estate and gross real estate held for sale, market lease intangibles and right of use ground lease assets, after adding back accumulated depreciation and amortization.

(3)
Represents rental and related revenues and tenant recoveries.

(4)
Represents gross asset value related to 17 non-strategic properties that are held for sale as of June 30, 2016, which had total revenues during the six months ended June 30, 2016 of $2.1 million. Also included in total revenues for the six months ended June 30, 2016 is $0.2 million related to 11 non-strategic properties sold during the six months ended June 30, 2016. We expect seven of the 17 non-strategic properties to be sold by the end of 2016 and the remaining 10 to be sold in the first quarter of 2017. We will receive all the proceeds from the divestitures. As of the date of this information statement, contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 non-strategic properties. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—HCRMC Transaction Overview."

  Geographic Distribution

        Below is a summary of the geographic distribution of the Properties, as of June 30, 2016, by number of properties:

	HCRMC Post-Acute/ Skilled Nursing
State	Strategic	Non- Strategic Held for Sale	HCRMC Memory Care/ Assisted Living(1)	Non-HCRMC Properties	Total Properties
OH	36	10	9	6	61
PA	43	—	11	—	54
FL	27	—	11	—	38
MI	24	4	4	—	32
IL	23	—	7	—	30
MD	14	—	6	—	20
VA	6	—	2	9	17
NJ	5	—	4	—	9
IN	3	—	1	4	8
TX	5	—	3	1	9
CA	7	—	—	—	7
IA	6	—	—	—	6
SC	6	—	—	—	6
WA	6	—	—	—	6
WI	6	—	—	—	6
CO	2	—	—	2	4
NV	2	—	—	2	4
DE	2	—	1	—	3
OK	—	3	—	—	3
CT	—	—	2	—	2
GA	2	—	—	—	2
KS	2	—	—	—	2
MO	2	—	—	—	2
ID	—	—	—	1	1
LA	—	—	—	1	1
MT	—	—	—	1	1
NC	1	—	—	—	1
ND	1	—	—	—	1
SD	1	—	—	—	1
UT	—	—	—	1	1
Total properties	232	17	61	28	338

States	24	3	12	10	30

(1)
Includes nine non-Arden Court-branded properties that provide a combination of assisted living and independent living services.

  Tenant Concentration

        Below is a summary of our tenant/operator concentration for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
Tenants/Operators	2016	2015	2015	2014	2013
HCRMC:
Percentage of total revenues	94%	95%	95%	95%	96%
Non-HCRMC Properties:
Percentage of total revenues	6%	5%	5%	5%	4%

  Master Lease with HCRMC

        At the completion of the Spin-Off, substantially all of our properties, consisting of 249 post-acute/skilled nursing properties and 61 memory care/assisted living properties as of June 30, 2016, including 17 non-strategic properties held for sale, are expected to continue to be leased to HCR III, as the lessee, under the Master Lease on a triple-net lease basis (and guaranteed by HCRMC) for the remainder of the initial fixed terms for the four pools (based on asset class) described in the Master Lease, which pools expire on March 31, 2029, March 31, 2030, March 31, 2032 and March 31, 2033, respectively. Each of the pools of properties is further divided into sub-pools, and each sub-pool has two renewal options. The first renewal option for each sub-pool ranges from five to 17 years (with a limited number less than five years). The second renewal option for each sub-pool is five years. With respect to the applicable first renewal term, the applicable pool must be renewed in its entirety. With respect to the applicable second renewal term, a pool may be renewed on a sub-pool basis, but any such sub-pool must be renewed in its entirety.

        Under the Master Lease, HCR III is responsible for operating, repairing and maintaining the HCRMC Properties in compliance with all applicable legal requirements. The maintenance and repair responsibilities include, among others things, maintaining every portion of each property, HCR III's personal property and all private roadways, sidewalks and curbs appurtenant to the HCRMC Properties. During each of the 10th (beginning April 2021) and 20th (beginning April 2031) lease years, we have the right to obtain updated property condition assessments (each a "PCA") for each of the properties. Based on the PCAs, we have the right to identify to HCR III items of deferred maintenance that HCR III will be required to complete during the following two lease years. HCR III is required to expend during each lease year, no less than the Annual Minimum Capital Project Amount for Capital Projects (as defined in the Master Lease), which, as of the date hereof, is equal to $800 per bed per year (subject to increase each lease year as required under the Master Lease) for all of the HCRMC Properties in the aggregate. Promptly following the expiration of each lease year, HCR III is required to furnish to us reasonable documentary evidence as to the completion of all capital projects for such lease year, together with the costs thereof. If HCR III fails to expend during any lease year the applicable Annual Minimum Capital Project Amount for Capital Projects, then HCR III is required to deposit with us a repair and replacement reserve in the amount required under the Master Lease.

        In addition to maintenance requirements, HCR III is also responsible for insurance required to be carried under the Master Lease, taxes levied on or with respect to the HCRMC Properties and all utilities and other services necessary or appropriate for the HCRMC Properties and the business conducted on the HCRMC Properties and all licenses and permits therefor. HCR III also provides indemnities in favor of lessor against liabilities associated with the operation of the HCRMC Properties.

        HCR III and HCRMC are required to submit periodic reports to us upon request on operational and other financial matters to enable us to confirm that HCR III and HCRMC are in compliance with their obligations under the Master Lease and guaranty thereof, respectively.

        Subject to certain exceptions set forth in the Master Lease, none of HCR III and related parties (i) directly or indirectly, is permitted to operate, own, manage or have any ownership interest in any other property or institution providing services or similar goods to those provided in connection with any HCRMC Property, within a 5 mile radius of such property, and (ii) during the last year of the applicable fixed initial term and during any renewal term under the Master Lease and for a period of two years following expiration of the term under the Master Lease, is permitted to hire, engage or otherwise employ any property level management or supervisory personnel working on or in connection with any HCRMC Property. In addition, during the last three years of the applicable fixed initial term and of any renewal term under the Master Lease, with respect to any or all of the HCRMC Properties, HCR III shall not recommend or solicit the removal or transfer of more than 3% of the total residents or patients at any property to any other property or institution (including, without limitation, any other property that is subject to the Master Lease).

        If at any time during the term of the Master Lease, HCRMC, HCR III or any of their respective wholly-owned subsidiaries (each, a "Covered Party"), desires to finance (whether the same is acquisition financing, refinancing or development financing and including, without limitation, through any sale-leaseback or similar transaction) or to sell all or any portion of its interest in any assisted living property or skilled nursing property asset owned or currently leased by a Covered Party or in development pipeline set forth in the Master Lease, then we (directly or through our affiliates) will have a right of first refusal with respect to any such transaction (unless it is with an affiliate of a Covered Party).

        Because we will lease the HCRMC Properties to HCRMC through its wholly-owned subsidiary, HCR III as lessee under the Master Lease, HCRMC will be the source of substantially all of our revenues, and HCRMC's financial condition and ability and willingness to satisfy its obligations under the Master Lease, and its willingness to renew the Master Lease upon expiration of the initial fixed term thereof, will significantly impact our revenues and our ability to service our indebtedness and to make distributions to our stockholders. There can be no assurance that HCRMC will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Master Lease, and any inability or unwillingness on its part to do so would have a material adverse effect on our business, financial condition, results of operations and liquidity, on our ability to service our indebtedness and other obligations, and on our ability to pay dividends to our stockholders, as required for us to qualify, and maintain our status, as a REIT. We also cannot assure you that HCRMC or its subsidiaries will elect to renew the lease arrangements with us upon expiration of the initial fixed terms or any renewal terms thereof, or, if such leases are not renewed, that we can reposition the affected properties on the same or better terms. See "Risk Factors—Risks Related to Our Business—We will depend on a single tenant and operator for substantially all of our revenues" and "Risk Factors—Risks Related to Our Business—The real estate portfolio that is expected to continue to be leased to HCR III immediately following the Spin-Off accounts for substantially all of our assets and revenues. Adverse regulatory and operational developments in HCRMC's business and financial condition have had, and could continue to have, an adverse effect on us."

        For additional information regarding the Master Lease, see "Management's Discussion and Analysis—HCRMC Transaction Overview," and Note 4 to the combined consolidated financial statements for the year ended December 31, 2015 included elsewhere in this information statement.

  Occupancy and Annual Rent Trends

        The following table summarizes occupancy and average annual rent for our portfolio for the periods presented (square feet in thousands):

Property Type(1)	2015	2014	2013	2012	2011
Post-acute/skilled nursing:
Average annual rent per bed(2)	$12,548	$12,772	$12,339	$11,919	$11,033
Average capacity (beds)(3)	34,234	37,419	37,491	37,483	39,228
Memory care/assisted living:
Average annual rent per unit(2)	$14,792	$13,144	$12,733	$12,335	$11,360
Average capacity (units)(3)	4,540	4,859	4,847	4,834	5,021
Hospital:
Average annual rent per bed(2)	$62,519	$62,376	$58,529	$59,015	$58,163
Average capacity (beds)(3)	37	37	37	37	37
Medical office(4):
Average occupancy percentage	96%	96%	N/A	N/A	N/A
Average annual rent per occupied square foot(2)	$45	$44	N/A	N/A	N/A
Average occupied square feet(3)	85	85	N/A	N/A	N/A

(1)
Our properties are generally leased under triple-net lease structures for each of the periods reported.

(2)
Average annual rent per bed/unit/square foot is presented as a ratio of revenues comprised of rental and related revenues and tenant recoveries divided by the average capacity or average occupied square feet of the properties and annualized for acquisitions for the year in which they occurred. Average annual rent excludes non-cash revenue adjustments (i.e., straight-line rents and amortization of market lease intangibles), and excludes 28 non-strategic properties held for sale.

(3)
Capacity for post-acute/skilled nursing and hospital properties is measured in available bed count. Capacity for memory care/assisted living properties is measured in units (e.g., studio, one or two bedroom units). Capacity for medical office buildings is measured in square feet. Average capacity for post-acute/skilled nursing, memory care/assisted living and hospital properties is as reported by the respective tenants or operators for the twelve-month period one quarter in arrears from the periods presented. Capacity excludes 28 non-strategic properties held for sale.

(4)
No data is presented for 2013, 2012 or 2011 as the medical office building was acquired in July 2014.

  Lease Expirations

        Below is a summary, as of June 30, 2016, of the lease expirations for the next 10 years and thereafter at our leased properties, assuming that none of the renewal or purchase options are exercised and excluding 17 non-strategic properties held for sale (dollars and square feet in thousands):

Property Type	Total	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026+
Post-acute/skilled nursing:
Properties	257	—	—	—	21	—	—	4	—	—	—	232
Beds	33,490	—	—	—	2,193	—	—	408	—	—	—	30,889
Base rent(1)	$413,343	$—	$—	$—	$19,368	$—	$—	$3,311	$—	$—	$—	$390,664
% of base rent	100	—	—	—	5	—	—	1	—	—	—	94
Memory care/assisted living:
Properties	62	—	—	—	—	—	—	1	—	—	—	61
Units	4,541	—	—	—	—	—	—	69	—	—	—	4,472
Base rent(1)	$70,758	$—	$—	$—	$—	$—	$—	$718	$—	$—	$—	$70,040
% of base rent	100	—	—	—	—	—	—	1	—	—	—	99
Hospital:
Properties	1	—	—	—	—	—	—	—	—	—	1	—
Beds	37	—	—	—	—	—	—	—	—	—	37	—
Base rent(1)	$2,204	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,204	$—
% of base rent	100	—	—	—	—	—	—	—	—	—	100	—
Medical office:
Square feet	88	—	16		27	6	—	—	14	—	25	—
Base rent(1)	$2,412	$—	$419	$—	$654	$161	$—	$—	$352	$—	$826	$—
% of base rent	100	—	17	—	27	7	—	—	15	—	34	—

Total:
Base rent(1)	$488,717	$—	$419	$—	$20,022	$161	$—	$4,029	$352	$—	$3,030	$460,704

% of base rent	100	—	—	—	4	—	—	1	—	—	1	94

(1)
June 2016 base rent annualized for 12 months, which does not include tenant recoveries and non-cash revenue adjustments (i.e., straight-line rents and amortization of market lease intangibles).

Investment and Financing Policies

        Our investment objectives will be to maximize cash flow and the value of our properties. We expect that future investments in our properties, including any improvements or renovations of our healthcare properties, will be financed, in whole or in part, with cash flow from our operations, borrowings under our credit facilities, or the proceeds from issuances of common stock, preferred stock, debt or other securities. At the completion of the Spin-Off, substantially all of the Properties will be leased on a triple-net basis to, and operated by, HCRMC through its wholly-owned subsidiary, HCR III, as the lessee under the Master Lease. Our investment and financing policies and objectives are subject to change periodically at the discretion of our board of directors without a vote of stockholders.

Employees

        Following the Spin-Off, we expect to have approximately            employees (including our executive officers), none of whom is expected to be subject to a collective bargaining agreement. None of our employees will continue to be employees of HCP or any of its subsidiaries following the Spin-Off.

Competition

        Investing in real estate serving the healthcare industry is highly competitive. We face competition from other REITs, including HCP, investment companies, pension funds, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders, developers and other institutional investors, some of whom may have greater flexibility (e.g., non-REIT competitors), resources and lower costs of capital than we do. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our objectives. Our ability to compete may also be impacted by global, national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends, among other factors. However, we believe that the Spin-Off will position us to identify and successfully capitalize on opportunities that meet our investment objectives.

        Rental and related revenues are dependent on the ability of HCRMC and our other existing and future tenants and operators to compete with other companies on a number of different levels, including: the quality of care provided, reputation, the physical appearance of a property, price and range of services offered, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location, the size and demographics of the population in surrounding areas, and the financial condition of our tenants and operators. Private, federal and state payment programs, and government reimbursement, as well as the effect of laws and regulations, may also have a significant influence on the profitability of our tenants and operators. For a discussion of the risks associated with competitive conditions affecting our business, see "Risk Factors—Risks Related to Our Business."

Government Regulation, Licensing and Enforcement

  Overview

        HCRMC and our other existing tenants and operators are, and our future tenants and operators will be, typically subject to extensive and complex federal, state and local healthcare laws and regulations relating to quality of care, licensure and certificate of need, government reimbursement, fraud and abuse practices, and similar laws governing the operation of healthcare facilities, and we expect that the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services, among others. These regulations are wide ranging and can subject our tenants and operators to civil, criminal and administrative sanctions. Affected tenants and operators may find it increasingly difficult to comply with this complex and evolving regulatory environment because of a relative lack of guidance in many areas as certain of our healthcare properties are subject to oversight from several government agencies, and the laws may vary from one jurisdiction to another. Changes in laws, regulations, reimbursement enforcement activity and regulatory non-compliance by our tenants and operators could have a significant effect on their operations and financial condition, which in turn may adversely impact us as detailed below and set forth under "Risk Factors—Risks Related to Our Business."

        The following is a discussion of certain laws and regulations generally applicable to our tenants and operators, including HCRMC, and in certain cases, to us.

  Fraud and Abuse Enforcement

        There are various extremely complex U.S. federal and state laws and regulations governing healthcare providers' relationships and arrangements and prohibiting fraudulent and abusive practices by such providers. These laws include: (i) U.S. federal and state false claims acts, which, among other things, prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other U.S. federal or state healthcare programs; (ii) U.S. federal and state anti-kickback and fee-splitting statutes, including the Medicare and Medicaid anti-kickback statute, which prohibit or restrict the payment or receipt of remuneration to induce referrals or recommendations of healthcare items or services; (iii) U.S. federal and state physician self-referral laws (commonly referred to as the "Stark Law"), which generally prohibit referrals by physicians to entities with which the physician or an immediate family member has a financial relationship; (iv) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services; and (v) U.S. federal and state privacy laws, including the privacy and security rules contained in the Health Insurance Portability and Accountability Act of 1996 (commonly referred to as "HIPAA"), which provide for the privacy and security of personal health information. Violations of U.S. healthcare fraud and abuse laws carry civil, criminal and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement and potential exclusion from Medicare, Medicaid or other federal or state healthcare programs. These laws are enforced by a variety of federal, state and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring qui tam or "whistleblower" actions.

  Reimbursement

        Sources of revenues for HCRMC and our other existing tenants and operators include, and for our future tenants and operators may include, among others, governmental healthcare programs, such as the federal Medicare programs and state Medicaid programs, and non-governmental third-party payors, such as insurance carriers and health maintenance organizations (HMOs). As federal and state governments focus on healthcare reform initiatives, and as the federal government and many states face significant current and future budget deficits, efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our tenants and operators. Additionally, new and evolving payor and provider programs in the United States, including but not limited to Medicare Advantage, Dual Eligible, Accountable Care Organizations, and Bundled Payments could adversely impact our tenants' and operators' liquidity, financial condition or results of operations.

  Healthcare Licensure and Certificate of Need

        Certain healthcare properties in our portfolio are subject to extensive federal, state and local licensure, certification and inspection laws and regulations. In addition, various licenses and permits are required to handle controlled substances (including narcotics), operate pharmacies, handle radioactive materials and operate equipment. Many states require certain healthcare providers to obtain a certificate of need, which requires prior approval for the construction or expansion of certain healthcare properties. The approval process related to state certificate of need laws may impact some of our tenants' and operators' abilities to expand or change their businesses.

  Americans with Disabilities Act

        Our properties must comply with the ADA, and any similar state or local laws, to the extent that such properties are "public accommodations" as defined in those statutes. The ADA may require removal of barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. To date, we have not received any notices of noncompliance with the ADA that have caused us to incur substantial capital expenditures to address ADA concerns. Should barriers to access by persons with disabilities be discovered at any of our properties, we may be directly or indirectly responsible for additional costs that may be required to make properties ADA-compliant. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations pursuant to the ADA is an ongoing one, and we continue to assess our properties and make modifications as appropriate in this respect.

  Environmental Matters

        A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare property operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and any related liability therefore could exceed or impair the value of the property. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the value of such property and the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our earnings. See "Risk Factors—Risks Related to Our Business—Environmental compliance costs and liabilities associated with our real estate may be substantial and may have a materially adverse effect on our business, financial condition or results of operations."

REIT Qualification

        We will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In the future, our board of directors may determine that maintaining our REIT status would no longer be in the best interest of us or our stockholders, which may result from, for example, other business opportunities that we may wish to pursue, and we may elect to discontinue our REIT status. If such determination is made, our election to discontinue our REIT status would not require stockholder approval.

Legal Proceedings

  HCP

        On May 9, 2016, a purported stockholder of HCP filed a putative class action complaint, Boynton Beach Firefighters' Pension Fund v. HCP, Inc., et al., Case No. 3:16-cv-01106-JJH, in the U.S. District Court for the Northern District of Ohio against HCP, certain of its officers, HCRMC, and certain of its officers, asserting violations of the federal securities laws. The suit asserts claims under section 10(b) and 20(a) of the Exchange Act and alleges that HCP made certain false or misleading statements relating to the value of and risks concerning its investment in HCRMC by allegedly failing to disclose that HCRMC had engaged in billing fraud, as alleged by the DOJ in a pending suit against HCRMC arising from the False Claims Act. The DOJ lawsuit against HCRMC is described in greater detail in "—HCRMC" below. On June 16, 2016 and July 5, 2016, purported stockholders of the Company filed two derivative actions, respectively Subodh v. HCR ManorCare Inc., et al., Case No. 30-2016-00858497-CU-PT-CXC and Stearns v. HCR ManorCare, Inc., et al., Case No. 30-2016-00861646-CU-MC-CJC, in the Superior Court of California, County of Orange, against certain of HCP's current and former directors and officers and HCRMC. HCP is named as a nominal defendant. Both derivative actions allege that the defendants engaged in various acts of wrongdoing, including, among other things, breaching fiduciary duties by publicly making false or misleading statements of fact regarding HCRMC's finances and prospects, and failing to maintain adequate internal controls. As the Boynton Beach, Subodh and Stearns actions are in their early stages, the defendants are in the process of evaluating the suits and have not yet responded to the complaints. In addition, on June 9, 2016, HCP received a letter from a private law firm, acting on behalf of its client, a purported stockholder of HCP, asserting substantially the same allegations made in the Subodh and Stearns matters discussed above. The letter demands that HCP's board of directors take action to assert HCP's rights. The board of directors is in the process of evaluating the demand letter.

        It is expected that, pursuant to the Separation and Distribution Agreement: (i) any liability arising from or relating to legal proceedings involving the assets to be owned by us will be assumed by us and that we will indemnify HCP and its subsidiaries (and their respective directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings; and (ii) HCP will agree to indemnify us (including our subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving HCP's real estate investment business prior to the Spin-Off and its retained properties. HCP is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its business, which will be subject to the indemnities to be provided by HCP to us. The ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on HCP's business, financial position or results of operations, which, in turn, could have a material adverse effect on our business, financial position or results of operations if HCP is unable to meet its indemnification obligations.

  HCRMC

        On April 20, 2015, the DOJ unsealed a previously filed complaint in the U.S. District Court for the Eastern District of Virginia against HCRMC and certain of its affiliates in three consolidated cases following a civil investigation arising out of three lawsuits filed by former employees of HCRMC under the qui tam provisions of the federal False Claims Act. The DOJ's complaint in intervention is captioned United States of America, ex rel. Ribik, Carson, and Slough v. HCR ManorCare, Inc., ManorCare Inc., HCR ManorCare Services, LLC and Heartland Employment Services, LLC (Civil Action Numbers: 1:09cv13; 1:11cv1054; 1:14cv1228 (CMH/TCB)). The complaint alleges that HCRMC submitted claims to Medicare for therapy services that were not covered by the skilled nursing facility benefit, were not medically reasonable and necessary, and were not skilled in nature, and therefore not entitled to Medicare reimbursement. In June 2016, the court approved the parties' joint discovery plan, which provides for discovery to be completed by February 2017. The court has not yet issued a scheduling order setting forth dates for summary judgment motions, other pre-trial motions or a trial date. While this litigation is at an early stage and HCRMC has indicated that it believes the claims are unjust and it will vigorously defend against them, the ultimate outcome is uncertain and could, among other things, cause HCRMC to: (i) incur substantial additional time and costs to respond to and defend HCRMC's actions in the litigation with the DOJ and any other third-party payors; (ii) refund or adjust amounts previously paid for services under governmental programs and to change business operations going forward in a manner that negatively impacts future revenue; (iii) pay substantial fines and penalties and incur other administrative sanctions, including having to conduct future business operations pursuant to a corporate integrity agreement, which may be with the Office of Inspector General of the Department of Health and Human Services; (iv) lose the right to participate in the Medicare or Medicaid programs; and (v) suffer damage to HCRMC's reputation. In addition, any settlement in the DOJ litigation, with or without an admission of wrongdoing, may include a substantial monetary component that could have a material adverse effect on HCRMC's liquidity and financial condition that makes it difficult or not possible for HCRMC to meet its obligations under the Master Lease.

Insurance

        HCRMC and the lessees under the Leases for the non-HCRMC Properties are required to provide various types of insurance, including, but not limited to, liability and property, including business interruption, coverage. Additionally, we expect to obtain a corporate general liability insurance program to extend coverage for all of our properties. We expect that properties that are not subject to a triple-net lease (if any) will be protected under a comprehensive insurance program similar to what is currently in place for HCP's properties. We have the right under the Master Lease and the Leases for the non-HCRMC Properties to regularly review our lessees' insurance coverages, and we expect to do so. There are, however, certain types of extraordinary losses, such as those due to acts of war or other events, that may be either uninsurable or not economically insurable. In addition, we have a large number of properties that are exposed to earthquake, hurricane, flood and windstorm occurrences for which the related insurances carry higher deductibles.

        We anticipate that the amount and scope of insurance coverage provided by our lessees and operators will be customary for similarly situated companies in our industry. We cannot, however, assure you that such insurance will be available at a reasonable cost in the future or that the insurance coverage provided will fully cover all losses on our properties upon the occurrence of a catastrophic event, nor can we assure you of the future financial viability of the insurers.

 MANAGEMENT

Directors

        Set forth below is certain information, as of June 30, 2016, with respect to the nominees who are expected to serve on QCP's board of directors following the completion of the Spin-Off. We may present additional nominees for election to the board of directors prior to the completion of the Spin-Off. All such nominees will be presented to QCP's sole stockholder,                , for election prior to the completion of the Spin-Off. Each director will hold office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

        Our charter that will become effective contemporaneously with the Spin-Off will provide that our board of directors shall consist of not less than            and not more than             directors as the board of directors may from time to time determine. We expect that our board of directors will initially consist of                directors. Each director will be elected for a                -year term of office.

        Upon completion of the Spin-Off, we expect to have            directors,            of whom (        ) we believe will be determined to be independent, as defined under the NYSE listing requirements.

Name	Age	Position

Executive Officers

        The following table shows the names and ages, as of June 30, 2016, of the individuals who are expected to serve as our executive officers, and the positions they will hold, following the completion of the Spin-Off. A description of the business experience of each for at least the past five years follows the table.

Name	Age	Position
Mark Ordan	57	Chief Executive Officer
Greg Neeb	49	President and Chief Investment Officer
C. Marc Richards	45	Chief Financial Officer

        Mark Ordan is the Chief Executive Officer of QCP. Mr. Ordan has also served as a consultant to HCP since March 2016. His consulting arrangement with HCP will terminate by its terms upon consummation of the Spin-Off. Mr. Ordan also serves as an Independent Director at VEREIT (NYSE:VER) and is a member of both its audit committee and compensation committee. Mr. Ordan is also a director of WP Glimcher (NYSE:WPG), the surviving entity following the closing of Washington Prime Group Inc.'s acquisition of Glimcher Realty Trust, having previously served as WP Glimcher's Executive Chairman from January 2015 to December 2015 and as its Non-Executive Chairman from January 2016 to June 2016. Mr. Ordan had served as Washington Prime's Chief Executive Officer from May 2014 to January 15, 2015, and also as one of its directors since May 2014. From January 2013 to November 2013, Mr. Ordan served as a director and as the Chief Executive Officer of Sunrise Senior Living, LLC, the successor to the management business of Sunrise Senior Living, Inc. ("Sunrise") (NYSE:SRZ), which had been a publicly-traded operator of senior living communities in the United States, Canada and the United Kingdom prior to its sale in January 2013 to Health Care REIT, Inc. Mr. Ordan served as Sunrise's Chief Executive Officer from November 2008 to January 2013 and as a director from July 2008 to January 2013. While at Sunrise, Mr. Ordan led its restructuring and oversaw its eventual sale. He served as the Chief Executive Officer and President of The Mills Corporation ("Mills") (NYSE:MLS), a developer, owner and manager of a diversified portfolio of regional shopping malls and retail entertainment centers, from October 2006 to May 2007, as its Chief Operating Officer from February 2006 to October 2006 and as a director from December 2006 until May 2007. While at Mills, Mr. Ordan oversaw its operations and its eventual sale to Simon Property Group, Inc. and Farallon Capital Management, L.L.C. in May 2007. Before that, he served as President and Chief Executive Officer of Balducci's LLC, a gourmet food store chain. He also founded and served as Chairman, President and Chief Executive Officer of Fresh Fields Markets, Inc., an organic foods supermarket chain, eventually leading the merger of the company with Whole Foods Markets, Inc. Mr. Ordan also was employed in the equities division of the investment banking firm of Goldman Sachs & Co. Mr. Ordan served as a director of Harris Teeter Supermarkets, Inc. (NYSE:HTSI), a supermarket chain, from February 2013 until January 2014, when it was acquired by The Kroger Co. He was a Trustee of Vassar College for 15 years. He also previously served for 10 years, including five years as Non-Executive Chairman, on the Board of Trustees of Federal Realty Investment Trust. Mr. Ordan currently serves on the boards of the following nonprofit organizations: the U.S. Chamber of Commerce, the National Endowment for Democracy and the Chesapeake Bay Foundation.

        Greg Neeb is the President and Chief Investment Officer of QCP. Mr. Neeb is also the Managing Member of Neeb Investments LLC, a real estate investment firm that he founded in 2013. From April 2008 until January 2013, Mr. Neeb served as Chief Investment and Administrative Officer of Sunrise Senior Living, Inc. (NYSE:SRZ). From 1995 to 2007, Mr. Neeb served as Chief Investment Officer of The Mills Corporation (NYSE:MLS). Also at The Mills Corporation, he served in various positions including Senior Vice President and Treasurer. From 1989 to 1995 Mr. Neeb worked as a Manager for Kenneth Leventhal & Company, a real estate accounting and consulting firm, serving real estate and related companies where he earned his certified public accountant designation.

        C. Marc Richards is the Chief Financial Officer of QCP. He previously served as Executive Vice President and Chief Administrative Officer of WP Glimcher (NYSE:WPG), an owner, developer, and manager of over 100 shopping centers, from January 2015 to January 2016. From May 2014 to January 2015, Mr. Richards served as Chief Financial Officer of Washington Prime Group Inc. (NYSE:WPG), which acquired Glimcher Realty Trust to become WP Glimcher in January 2015. From July 2009 to May 2014, he served as Chief Financial Officer and Chief Accounting Officer of Sunrise Senior Living, Inc. which was a publicly-traded operator of senior living communities located in the United States, Canada and the United Kingdom prior to its sale in January 2013 to Health Care REIT, Inc. Before joining Sunrise, from November 2007 to July 2009 Mr. Richards served as Vice President of JE Robert Companies and as Controller for JER Investors Trust (NYSE:JRT), a REIT that invested in real estate loans, commercial mortgage backed securities and other structured financial products. From May 2006 to October 2007, Mr. Richards served as Vice President and Corporate Controller of Republic Property Trust (NYSE:RPB), an owner, operator and redeveloper of commercial office buildings in the Washington, D.C. area, which was acquired by Liberty Property Trust in August 2007. From 2001 until May 2006, Mr. Richards served in a variety of leadership positions with increasing responsibilities at The Mills Corporation (NYSE:MLS), a developer, owner and manager of a diversified portfolio of regional shopping malls and retail entertainment centers. Mr. Richards is a certified public accountant.

        None of our executive officers or key employees will hold any positions with HCP following consummation of the Spin-Off.

Committees of the Board of Directors

        Prior to the Spin-Off, we expect that our board of directors will establish the following committees, each of which will operate under a written charter that will be posted to our website at                prior to the Spin-Off:

  Audit Committee

        The audit committee will be established in accordance with Rule 10A-3 under the Exchange Act and the NYSE listing requirements. The primary duties of the audit committee will be to, among other things:

  •
  determine the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;

  •
  review and approve in advance all audit and permitted non-audit engagements and services to be performed by our independent registered public accounting firm;

  •
  evaluate our independent registered public accounting firm's qualifications, independence and performance;

  •
  review our consolidated financial statements, including the Management's Discussion and Analysis of Financial Condition and Results of Operations for inclusion in our annual report;

  •
  review with management and our independent registered public accounting firm, material changes in our selection or application of accounting principles, the potential financial statement impact of recently enacted material regulatory or accounting principle rules;

  •
  discuss with management our policy for earnings press releases;

  •
  review our critical accounting policies and practices;

  •
  review the adequacy and effectiveness of our accounting and internal control policies and procedures;

  •
  develop and recommend to our board of directors a policy on approval of related party transactions, and review and approve any related party transactions;

  •
  establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

  •
  prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and

  •
  discuss with our management and our independent registered public accounting firm the results of our annual audit and the review of our quarterly financial statements.

        The audit committee will provide an avenue of communication among management, the independent registered public accounting firm and the board of directors.

        The audit committee will be composed of at least a majority of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the audit committee charter. Each member of the audit committee will be financially literate in accordance with the NYSE listing requirements. The initial members of the audit committee will be determined prior to the effective date.

  Nominating and Corporate Governance Committee

        The primary responsibilities of the nominating and corporate governance committee will be to, among other things:

  •
  assist in identifying and evaluating individuals qualified to become members of our board of directors, consistent with skills and characteristics identified by our board of directors and the nominating and corporate governance committee;

  •
  recommend to our board of directors individuals qualified to serve as directors;

  •
  recommend to our board of directors certain corporate governance matters and practices, including developing corporate governance guidelines and reviewing our code of ethics; and

  •
  assist the chairman of the board with an annual evaluation for our board of directors and committees.

        The nominating and corporate governance committee will be composed of at least                members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the nominating and corporate governance committee charter. The initial members of the nominating and corporate governance committee will be determined prior to the effective date.

  Compensation Committee

        The primary responsibilities of the compensation committee will be to, among other things:

  •
  annually review, approve and evaluate goals and objectives relevant to the Chief Executive Officer compensation consistent with our corporate governance principles, and determine and approve the compensation level based on this evaluation;

  •
  review, approve and evaluate goals and objectives relevant to compensation of our executive officers, and make recommendations to our board of directors, as appropriate;

  •
  review and make recommendations to our board of directors regarding employment agreements, severance arrangements and plans and change in control arrangements for the Chief Executive Officer and executive officers;

  •
  review the results of any stockholder advisory vote on compensation;

  •
  oversee the annual review of our compensation policies and practices for all employees

  •
  administer our various employee benefit, pension and equity incentive programs;

  •
  review and discuss with management our compensation discussion and analysis (the "CD&A") and recommend to our board of directors that the CD&A be included in the annual proxy statement or annual report; and

  •
  prepare an annual report on executive compensation for inclusion in our proxy statement.

        The compensation committee will be composed of at least                members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the compensation committee charter. In the event the members of the compensation committee are not "outside directors" (within the meaning of Section 162(m) of the Code), the committee shall delegate to a subcommittee composed of "outside directors" any and all approvals, certifications and administrative and other determinations and actions with respect to compensation intended to satisfy the requirements of the "performance-based compensation" exception to Section 162(m). The initial members of the compensation committee will be determined prior to the effective date.

  Other Committees

        Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

  Compensation Committee Interlocks and Insider Participation

        None of our directors will have interlocking or other relationships with other boards of directors, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Compensation of Directors

        We have not yet determined the material elements of the compensation to be paid to the individuals who will serve as our directors following the completion of the Spin-Off. We expect to provide information regarding director compensation and the decision-making process for determining director compensation in subsequent amendments to this information statement.

Executive Officer Compensation

Introduction

        This Executive Officer Compensation section provides an overview of the compensation to be paid to each of Mark Ordan, our Chief Executive Officer, Greg Neeb, our President and Chief Investment Officer, and C. Marc Richards, our Chief Financial Officer (our "named executive officers") following the completion of the Spin-Off. None of our named executive officers was employed or otherwise engaged by HCP in 2015 or prior years and did not receive any compensation from HCP in 2015 or hold any equity awards relating to HCP common stock as of December 31, 2015. As a result, the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year-End table have been omitted from this information statement.

Employment and Equity Award Agreements with Mark Ordan

        On August 3, 2016, we entered into an employment agreement with Mark Ordan pursuant to which he will serve as our Chief Executive Officer following the completion of the Spin-Off (the "Ordan Employment Agreement").

        Term.    The Ordan Employment Agreement will become effective as of the completion of the Spin-Off and will expire on the fourth anniversary of the completion of the Spin-Off or an earlier termination of Mr. Ordan's employment.

        Annual Compensation.    The Ordan Employment Agreement provides that Mr. Ordan will receive an annual base salary of $800,000 and will be eligible to receive a target annual cash performance bonus equal to 250% of his base salary. The Ordan Employment Agreement also provides that, beginning in 2017, Mr. Ordan will be eligible to receive annual equity award grants that have a target value equal to 250% of his annual base salary and are subject to time-based and performance-based vesting criteria determined by our compensation committee.

        Initial Equity Grant.    The Ordan Employment Agreement provides that on or promptly following the completion of the Spin-Off, Mr. Ordan will receive a one-time equity award grant that is expected to consist of restricted stock units relating to 1,000,000 shares of our common stock (the "Ordan RSUs") and options to purchase 8,000,000 shares of our common stock (the "Ordan Options"). The actual number of shares subject to the Ordan RSUs and Ordan Options is subject to adjustment if the number of fully diluted shares of our common stock upon the completion of the Spin-Off is different than currently expected. The Ordan RSUs and Ordan Options will be subject to all of the terms and conditions of our 2016 Performance Incentive Plan (which is described below in "Quality Care Properties, Inc. 2016 Performance Incentive Plan") and individual award agreements with Mr. Ordan, which are described immediately below.

        Terms of Initial RSU Grant.    The restricted stock unit award agreement provides that the Ordan RSUs will vest in equal installments on each of the first four anniversaries of the completion of the Spin-Off, conditioned on Mr. Ordan's continued employment with us through the applicable vesting date, and subject to immediate vesting in full upon an earlier change in control (as defined in our 2016 Performance Incentive Plan). If any cash dividends are paid by us while the Ordan RSUs are outstanding, the number of shares subject to the Ordan RSUs will be increased to reflect the amount of the dividend and such additional restricted stock units will be subject to the same terms and conditions as the original Ordan RSUs.

        Terms of Initial Option Grant.    The option award agreement provides that the Ordan Options will have a per-share exercise price that is based on the volume weighted average price of a share of our common stock over a 45-60 day period following the Spin-Off, trading in comparable companies, the net asset value for our assets and other risks and factors relating to us, but in no event may the exercise price be less than the fair market value of share of our common stock on the grant date.

        The option award agreement also provides that a total of 4,000,000 of the Ordan Options will be fully vested as of the grant date and the remaining 4,000,000 Ordan Options will vest in installments of 1,000,000 shares each on the date that the volume weighted average price of our common stock over a 40 consecutive trading day period exceeds the per share exercise price by 25%, 50%, 75% and 100%, respectively. Upon the occurrence of a change in control, any Ordan Options that are then outstanding and unvested will vest and become exercisable to the extent that the per share transaction price exceeds the per share exercise price by the applicable percentages referenced above, and any options that do not become so vested will be cancelled.

        The option award agreement provides that vested Ordan Options will first become exercisable on the third anniversary of the grant date, and to the extent not earlier exercised, will expire on the seventh anniversary of the later of the completion of the Spin-Off and the grant date.

        Completion Bonus; Purchase of Warrants.    The Ordan Employment Agreement provides that, upon the completion of the Spin-Off, Mr. Ordan will receive a one-time completion cash bonus of $3,000,000, the after-tax proceeds of which will be used to purchase fully-vested warrants to acquire shares of our common stock at a purchase price equal to 25% of the exercise price of the warrants (the "Ordan Warrants"), subject to the terms of an individual warrant agreement with Mr. Ordan. The Ordan Employment Agreement further provides that if Mr. Ordan becomes entitled to receive the "initial trading award" previously granted to him in respect of his services as a consultant to us prior to the Spin-Off, which such award is equal to 0.75% of the positive difference, if any, between (i) our initial 20-day volume weighted average price implied total enterprise value and (ii) $3.85 billion, Mr. Ordan will use the proceeds of that award to purchase warrants on the same terms as the Ordan Warrants.

        The warrant agreement provides that the Ordan Warrants will be fully vested as of the grant date and will have the same per-share exercise price as applies to the Ordan Options. The Ordan Warrants will be exercisable commencing on the third anniversary of the grant date, subject to earlier exercisability upon the occurrence of a change in control and will expire on the seventh anniversary of the grant date to the extent not earlier exercised.

        Severance Payments.    The Ordan Employment Agreement provides that if Mr. Ordan's employment with us terminates prior to the fourth anniversary of the completion of the Spin-Off as a result of either a termination by us without "cause" (as described below) or by Mr. Ordan for "good reason" (as described below) and Mr. Ordan executes a general release of claims in favor of us, he will receive salary continuation in an amount equal to two times the sum of his annual base salary and target annual cash bonus paid in equal installments in accordance with our payroll practice over a 24-month period. However, if such a termination occurs within two years following a change in control, Mr. Ordan will instead receive a lump sum cash payment equal to three times the sum of his annual base salary and target annual cash bonus. In the event of any potential exposure to excise taxes under Section 280G or 4999 of the Code, the Ordan Employment Agreement provides that such payments and benefits either will be paid in full or reduced to a level such that the excise taxes are not imposed, whichever provides a better after-tax result for Mr. Ordan.

        Restrictive Covenants.    The Ordan Employment Agreement provides that, during the period of his employment with us and continuing for two years following the termination of his employment with us for any reason, Mr. Ordan will not compete with us or solicit our employees, consultants, other service providers, clients or customers. The Ordan Employment Agreement also contains standard perpetual provisions relating to confidentiality, non-disparagement and cooperation with litigation and financial audits.

        Definition of Cause.    For purposes of the Ordan Employment Agreement, "cause" means, in summary, Mr. Ordan's (i) willful and continued failure to perform his duties or comply with material company policies, (ii) willful commission of fraud or dishonesty or willful engagement in illegal conduct or gross misconduct that results in injury to us, (iii) violation of the non-competition, non-solicitation or other restrictive covenants contained in the Ordan Employment Agreement or (iv) indictment for, conviction of, or plea of guilty or no contest to any felony.

        Definition of Good Reason.    For purposes of the Ordan Employment Agreement, "good reason" means, in summary, (i) our failure to pay Mr. Ordan's base salary when due, (ii) the relocation of Mr. Ordan's principal employment location more than 30 miles outside of Bethesda, Maryland, (iii) a material diminution in Mr. Ordan's duties, responsibilities or authorities, (iv) our material breach of the Ordan Employment Agreement or (v) our failure to obtain assumption of the Ordan Employment Agreement by a successor to our business or assets.

        This description of the Ordan Employment Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as Exhibit 10.7 to our registration statement on Form 10, of which this information statement forms a part.

Agreements with Other Named Executive Officers

        We expect to enter into employment agreements with Messrs. Neeb and Richards that will become effective upon the completion of the Spin-Off, but the terms of those agreements have not yet been finalized. We expect to provide a summary of the terms of these employment agreements in subsequent amendments to this information statement.

Quality Care Properties, Inc. 2016 Performance Incentive Plan

        We expect to adopt the Quality Care Properties, Inc. 2016 Performance Incentive Plan prior to the completion of the Spin-Off (the "Plan"). The following is a summary of the expected terms of the Plan.

        Purpose.    The purpose of the Plan is to promote our success and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees, officers, directors, consultants and advisors.

        Administration.    Our board of directors or one or more committees appointed by our board of directors will administer the Plan. A committee may delegate some or all of its authority with respect to the Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more of our officers. The appropriate acting body, be it the board of directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this summary as the "Administrator".

        The Administrator has broad authority under the Plan with respect to award grants including, without limitation, the authority: (i) to select participants and determine the types of awards they are to receive; (ii) to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares; (iii) to cancel, modify, or waive our rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents; (iv) to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject to compliance with Section 409A of the Code); (v) to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; (vi) to determine the method of payment of the purchase price of an award; and (vii) to prescribe, amend and rescind rules and regulations relating to the Plan.

        Types of Awards.    The Plan will authorize stock options, stock appreciation rights ("SARs"), restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock, as well as cash incentive awards.

        A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option may not be less than the fair market value of a share of our common stock on the grant date. The maximum term of an option is ten years from the grant date. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Code and the Plan. Incentive stock options may only be granted to our employees or employees of one of our subsidiaries.

        A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise over the base price. The base price will be established by the Administrator at the time of grant and generally cannot be less than the fair market value of a share of our common stock on the grant date. SARs may be granted in connection with other awards or independently. The maximum term of a SAR is ten years from the grant date.

        The other types of awards that may be granted under the Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents and similar rights to purchase or acquire shares, and cash awards.

        Performance-Based Awards.    The Administrator may grant awards that are intended to be performance-based awards within the meaning of Section 162(m) of the Code ("Performance-Based Awards"). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights or cash incentive award opportunities.

        The vesting or payment of Performance-Based Awards (other than options or SARs) will depend on our absolute or relative performance on a consolidated, subsidiary, segment, division or business unit basis. The Administrator will establish the criteria and hurdles on which performance will be measured. The Administrator must establish criteria and hurdles in advance of applicable deadlines under the Code and while the attainment of the performance hurdles remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: net income; pre-tax income; operating income; cash flow; earnings per share; return on equity; return on invested capital or assets; cost reduction or savings; funds from operations; funds from operations per share; funds from operations payout ratio; funds from operations as adjusted; funds available for distribution as adjusted; funds available for distribution per share; funds available for distribution payout ratio; appreciation in the fair market value of our common stock; return on investment; total return to stockholders; net earnings; earnings before or after any one or more of interest, taxes, depreciation or amortization; net debt; same store cash net operating income; dividend payout ratio; real estate or capital expenditures; non-stabilized assets, balance sheet or debt ratings management; or any combination or derivative thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance hurdles will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the hurdles were set unless the Administrator provides otherwise at the time of establishing the hurdles.

        Performance-Based Awards may be paid in stock or in cash. Before any Performance-Based Award (other than an option or SAR) is paid, the Administrator must certify that the performance hurdles have been satisfied. The Administrator has discretion to determine the performance hurdles and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

        Authorized Shares.    The maximum number of shares of our common stock that may be issued pursuant to awards under the Plan is expected to be                     shares.

        It is expected that shares of our common stock issued in respect of any "full-value award" granted under the Plan will be counted against the share limit described in the preceding paragraph above as                shares for every one share actually issued in connection with the award. For this purpose, a "full-value award" generally means any award granted under the Plan other than an option or SAR.

        The following limits are also expected to be included in the Plan:

  •
  A maximum of                shares may be delivered pursuant to incentive stock options granted under the Plan;

  •
  A maximum of                shares subject to options and SARs may be granted during any calendar year to any individual under the Plan;

  •
  A maximum value of $            in respect of awards may be granted to a non-employee director in any consecutive 12-month period; and

  •
  Performance-Based Awards granted to a participant in any one calendar year may not provide for payment of more than (1) in the case of awards payable only in cash and not related to shares, $            and (2) in the case of awards related to shares (and in addition to options and SARs which are subject to the limit referred to above),                shares.

        To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such settlement will not be counted against the shares available for issuance under the Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award will be counted against the share limits of the Plan. To the extent that shares are delivered pursuant to the exercise of an option or SAR, the number of underlying shares as to which the exercise related will be counted against the applicable share limits, as opposed to only counting the shares actually issued.

        Shares that are subject to awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest or for any other reason are not paid or delivered under the Plan will again be available for subsequent awards under the Plan. Shares that are exchanged by a participant or withheld by us to pay the exercise price of an award granted under the Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the Plan.

        Treatment of Awards Upon a Change in Control.    If a change in control (as described below) occurs, the Administrator may, in its discretion, provide for the accelerated vesting of any outstanding award granted under the Plan. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the Plan.

        For purposes of the Plan, a "change in control" means, in summary, (i) any person acquires 25% or more of our outstanding common stock or combined voting power, (ii) certain unapproved changes in a majority of our board of directors, (iii) our stockholders prior to certain transactions cease to own more than 66 2/3% of the voting securities of us (or a successor or a parent) following the transaction, (iv) a sale or other disposition of substantially all of our assets or (v) our dissolution or liquidation.

        Adjustments of Shares.    The Plan provides that each share limit and the number and kind of shares available under the Plan and any outstanding awards, as well as the exercise or purchase price of awards and performance hurdles under certain types of performance-based awards, are subject to adjustment in the event of certain corporate transactions and extraordinary dividends or distributions.

        Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time. Stockholder approval for an amendment will be necessary only to the extent then required by applicable law or listing agency or as necessary to preserve the intended tax consequences of the plan. Outstanding awards may generally be amended by the Administrator, but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

        Unless terminated earlier by our board of directors, the Plan will terminate on                        , 2026, but any outstanding awards will continue in effect in accordance with their terms.

        Form S-8.    We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Plan.

        New Plan Benefits.    The following table sets forth information concerning the options and restricted stock units that we intend to grant to Mr. Ordan in connection with this offering under the Plan. These awards are subject to vesting as described above under "Employment and Equity Award Agreements with Mark Ordan." While we intend to grant additional awards under the Plan to eligible participants, we have not yet established specific parameters regarding the granting of future awards under the Plan. As such, the benefits or amounts that will be received by or allocated to any participants under the Plan following completion of this offering are not currently determinable.

Quality Care Properties, Inc. 2016 Performance Incentive Plan

Name	Dollar Value ($)	Number of Units
Mark Ordan			(1)

(1)
The number of shares subject to the options and restricted stock units that will be granted to Mr. Ordan is dependent upon the number of fully diluted shares of our common stock as of the completion of the Spin-Off and therefore has not been included in the table. It is currently expected that the grant will consist of restricted stock units relating to 1,000,000 shares of our common stock and options to purchase 8,000,000 shares of our common stock.

        Federal Income Tax Consequences of Awards.    The U.S. federal income tax consequences of the Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

        With respect to nonqualified stock options, we are generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

        The current federal income tax consequences of other awards authorized under the Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, SARs, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

        If an award is accelerated under the Plan in connection with a "change in control" (as this term is used under the Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). In addition, the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the Code may not be permitted to be deducted by us in certain circumstances.

        This description of the Quality Care Properties, Inc. 2016 Performance Incentive Plan does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the complete text of the plan, a copy of which will be filed as an exhibit to a subsequent amendment to our registration statement on Form 10, of which this information statement forms a part.

Code of Business Conduct and Ethics

        Prior to the Spin-Off, we intend to adopt a Code of Business Conduct and Ethics, effective as of the time of our listing on the NYSE. The Code of Business Conduct and Ethics will confirm our commitment to conduct our affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics, and will seek to identify and mitigate conflicts of interest between our directors, officers and employees, on the one hand, and us on the other hand. The Code of Business Conduct and Ethics will also apply to ensure compliance with stock exchange requirements and to ensure accountability at a senior management level for that compliance. We intend that the spirit, as well as the letter, of the Code of Business Conduct and Ethics be followed by all of our directors, officers, employees and subsidiaries. This will be communicated to each new director, officer and employee. A copy of our Code of Business Conduct and Ethics will be available on our website.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date hereof, all of the outstanding shares of our common stock are indirectly owned by HCP. After the Spin-Off, HCP will not own any of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock immediately following the completion of the Spin-Off by (1) each person who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all directors, director nominees and executive officers as a group. We based the share amounts on each person's beneficial ownership of HCP common stock as of                        , 2016, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of QCP common stock for every            shares of HCP common stock.

        To the extent our directors and officers own HCP common stock at the completion of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of HCP common stock.

        Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the Spin-Off, we will have outstanding an aggregate of            shares of common stock on a fully diluted basis based upon            shares of HCP common stock outstanding as of                        , 2016, applying the distribution ratio of one share of QCP common stock for every            shares of HCP common stock held as of the record date, and without accounting for cash in lieu of fractional shares.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers and Directors:
Mark Ordan
Greg Neeb
C. Marc Richards
All directors, nominees and executive officers as a group ( persons)
Greater than 5% Stockholders:

(1)
The address of all of the officers and directors listed above are in the care of Quality Care Properties, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Relationship between HCP and QCP

        After the Spin-Off, we and HCP will operate separately, each as an independent, publicly-traded, self-managed and self-administered company.

        To set forth our relationship after the Spin-Off, we and HCP intend to enter into certain agreements prior to the Spin-Off, including, among others: the Separation and Distribution Agreement; the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement. See "Our Relationship with HCP Following the Spin-Off."

Procedures for Approval of Related Person Transactions

        We expect our board of directors to adopt a policy regarding the approval of any "related person transaction," which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a "related person" (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a potential related person transaction will first be screened for materiality and then sent to our audit committee for review. Our audit committee will then assess and promptly communicate that information to our management and independent registered public accounting firm. In determining whether to approve or reject a related person transaction, the audit committee will take into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction.

 OUR RELATIONSHIP WITH HCP FOLLOWING THE SPIN-OFF

        After the Spin-Off, we and HCP will operate separately, each as an independent, publicly-traded company. To set forth our relationship after the Spin-Off, we expect to enter into the following agreements with HCP, among others: the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement.

        The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and summaries of each of these agreements will set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which will be incorporated by reference into this information statement. The terms of the agreements described below that will be in effect at the completion of and following the Spin-Off have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to the Spin-Off.

Separation and Distribution Agreement

        The Separation and Distribution Agreement will contain the key provisions relating to the separation of the Properties from HCP. It will also contain other agreements that govern certain aspects of our relationship with HCP that will continue after the Spin-Off.

  Transfer of Assets and Assumption of Liabilities

        The Separation and Distribution Agreement will divide and allocate the assets and liabilities of HCP prior to the Spin-Off between us and HCP, and describe when and how any required transfers and assumptions of assets and liabilities will occur.

  The Spin-Off

        The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the Spin-Off. On the distribution date, HCP will cause its agents to distribute, on a pro rata basis, all of the issued and outstanding shares of our common stock to HCP's stockholders as of the record date.

  Conditions

        The Separation and Distribution Agreement will provide that the Spin-Off is subject to multiple conditions that must be satisfied or waived by HCP, in its sole discretion. For further information regarding these conditions, see "The Spin-Off—Conditions to the Spin-Off." Even if all of the conditions have been satisfied, HCP may, in its sole and absolute discretion, terminate and abandon the Spin-Off or any related transaction at any time prior to the distribution date.

  Access to Information

        The Separation and Distribution Agreement will provide that the parties will exchange, for three years, certain information required to comply with requirements imposed on the requesting party by a government authority for use in any proceeding or to satisfy audit, accounting, claims defense, regulatory filings, litigation, tax or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation and Distribution Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved to the extent reasonably required.

  Releases, Allocation of Liabilities and Indemnification

        The Separation and Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the separation, between HCP and us, except as expressly set forth in the Separation and Distribution Agreement.

        The Separation and Distribution Agreement will provide that (i) we will indemnify HCP and its affiliates and each of their respective current and former directors, officers, employees and agents against any and all losses relating to (a) liabilities arising out of our business and operations, whether arising before, at or after the separation, (b) any breach by us of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) liabilities under federal and state securities laws relating to, arising out of or resulting from the registration statement of which this information statement is a part, including in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained therein (other than information that relates solely to HCP's business), and (ii) that HCP will indemnify us and our affiliates and each of our respective current and former directors, officers, employees and agents against any and all losses relating to (a) liabilities of HCP as of the separation (other than liabilities arising out of our business and operations, whether arising before, at or after the separation), (b) any breach by HCP of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement of which this information statement is a part, but only if such information relates solely to HCP's business.

        The Separation and Distribution Agreement will also establish dispute resolution procedures with respect to claims subject to indemnification and related matters.

        Indemnification with respect to taxes, employee benefits and certain intellectual property will be governed by the Tax Matters Agreement and the Employee Matters Agreement, respectively.

  Termination

        The Separation and Distribution Agreement will provide that it may be terminated and the Spin-Off may be abandoned at any time if the board of directors of HCP determines, in its sole and absolute discretion, that any event or development occurred or failed to occur such that the Spin-Off is no longer advisable at that time.

  Expenses

        Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, HCP will be responsible for all costs and expenses incurred prior to the distribution date in connection with the Spin-Off, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Spin-Off. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, or as otherwise agreed in writing by HCP and QCP, all costs and expenses incurred in connection with the Spin-Off from and after the distribution date will be paid by the party that incurs the applicable costs and expenses.

Tax Matters Agreement

        The Tax Matters Agreement will govern our and HCP's respective rights, responsibilities and obligations with respect to taxes, tax attributes, tax returns, tax contests and certain other tax matters. The Tax Matters Agreement will also set forth our and HCP's obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

        In addition, if we or a REIT subsidiary of ours is treated as a successor to HCP or certain REIT subsidiaries of HCP under applicable U.S. federal income tax rules, and if such entity fails to qualify as a REIT, we could be prohibited from electing to be a REIT. Accordingly, in the Tax Matters Agreement, HCP will (i) represent that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT including a failure to qualify as a REIT due to HCP's or any such subsidiary's failure to maintain REIT status, (ii) covenant to use commercially reasonable efforts to cooperate with us as necessary to enable us to qualify for taxation as a REIT and receive customary legal opinions concerning REIT status, including providing information and representations to us and our tax counsel with respect to the composition of HCP's and such subsidiaries' income and assets, the composition of their stockholders, and their operation as REITs, and (iii) covenant to use its reasonable best efforts to maintain the REIT status of HCP and its REIT subsidiaries for each taxable year ending on or before December 31, 2016 (unless HCP obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that such failure to maintain REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above). Additionally, in the Tax Matters Agreement, we will covenant to use our reasonable best efforts to qualify for taxation as a REIT for our taxable year ending December 31, 2016.

Transition Services Agreement

        HCP will agree to provide us with certain administrative and support services on a transitional basis, pursuant to the Transition Services Agreement, after completion of the Spin-Off. We expect that the fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by HCP in providing the transition services to us for the relevant period. The Transition Services Agreement will provide that we have the right to terminate a transition service upon notice to HCP, in which case the service shall be terminated as soon as practicable after the notice, but in no event later than            days thereafter. The Transition Services Agreement will also contain provisions under which HCP will generally agree to indemnify us for all losses incurred by us resulting from HCP's material breach of the Transition Services Agreement.

Employee Matters Agreement

        The Employee Matters Agreement will govern the compensation and employee benefit obligations of us and HCP relating to current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. It is anticipated that the Employee Matters Agreement will provide that, following the Spin-Off, our active employees generally will no longer participate in benefit plans sponsored or maintained by HCP and will commence participation in our benefit plans, which are expected to be generally similar to the existing HCP benefit plans. In addition, it is anticipated that the Employee Matters Agreement will provide that, unless otherwise specified, HCP will be responsible for liabilities associated with employees who will be employed by HCP following the Spin-Off, and we will be responsible for liabilities associated with employees who will be employed by us following the Spin-Off.

        The Employee Matters Agreement will also describe the general treatment of outstanding equity awards of HCP held by HCP employees and our employees, and will also set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers' compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

 DESCRIPTION OF OUR CAPITAL STOCK

        Our charter and bylaws will be amended and restated prior to the Spin-Off. The following is a summary description of the material terms of our capital stock as will be set forth in our charter and bylaws, together with Maryland law, that will govern the rights of holders of our common stock upon the consummation of the Spin-Off.

        While the following attempts to describe the material terms of our capital stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of our charter and bylaws, the forms of which will be included as exhibits to the registration statement on Form 10, of which this information statement is a part, as well as the provisions of the Maryland General Corporation Law ("MGCL") and other applicable Maryland law.

Certain Differences between the Rights of HCP Stockholders and QCP Stockholders

        QCP was incorporated as a Maryland corporation and will elect and intends to qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with its initial taxable year beginning January 1, 2016. Maryland was chosen as our domicile due to Maryland being the leading jurisdiction for the incorporation or formation of REITs, with a vast majority of all publicly-traded REITs having been formed under Maryland law. Certain provisions of Maryland law that may be deemed more favorable to REITs than other jurisdictions for incorporation, such as Delaware, include (i) the absence of a franchise tax and (ii) the ability of the board of directors to increase authorized capital stock and effect certain reverse stock split transactions without approval by stockholders. Maryland law also permits directors of a Maryland corporation to be indemnified in circumstances where directors of a Delaware corporation could not be indemnified, which we believe may be helpful in attracting and retaining qualified independent directors.

        As HCP is also incorporated under and governed by Maryland law, QCP has generally modeled its corporate governance after that of HCP. The chart below provides a summary comparison of certain of the corporate governance features applicable to each of HCP and QCP.

	HCP	QCP
Election of Directors	Annually
Size of the Board of Directors	Eight
General Voting Standard	Majority of votes cast
Voting Standard for Election of Directors in Uncontested Elections	Majority of the votes cast standard with director resignation policy
Voting Standard to Amend Bylaws	Board (by a majority of the entire board) or stockholders (by holders of two-thirds of outstanding shares)
Voting Standard to Amend Key Provisions of Bylaws (increase number of directors by more than one in a twelve-month period or increase board size above 10)	Board (by unanimous vote) or stockholders (by holders of 90% of votes entitled to be cast)
Voting Standard to Amend Key Provisions of Charter	Two-thirds of outstanding
Blank Check Preferred Stock	Yes
Separate Chairman and Chief Executive Officer	Yes
All Directors other than Chief Executive Officer are Independent	No
Stockholders Authorized to Call a Special Meeting of Stockholders	Yes (upon written request by holders of not less than 50% of the outstanding shares entitled to vote on the business proposed to be transacted thereat)
Stockholder Action Via Written Consent Without a Meeting	Must be unanimous
Restrictions on Ownership of Common Stock	Yes (related to REIT qualification)
Anti-Takeover Statutes (Control Share Acquisition Statute; Freeze-Out Statute)	HCP has opted out of control share statute; HCP has not opted out of freeze-out statute
Voting Standard for Certain Business Combinations with Beneficial Holders of more than 10% of Outstanding Voting Stock	90% of outstanding voting shares

General

        Following the Spin-Off, our authorized stock will consist of              shares of common stock, par value $0.01 per share, and               shares of preferred stock, par value $0.01 per share.

        Based on the number of shares of HCP common stock outstanding as of                    , 2016, it is expected that we will have approximately              shares of common stock outstanding and              shares of preferred stock outstanding on a fully diluted basis upon completion of the Spin-Off.

Common Stock

        All of the shares of our common stock distributed in the Spin-Off will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and the provisions of our charter that will restrict transfer and ownership of stock, the holders of shares of our common stock generally will be entitled to receive dividends on such stock out of assets legally available for distribution to the stockholders when, as and if authorized by our board of directors and declared by us. The holders of shares of our common stock will also be entitled to share ratably in our net assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities.

        Subject to the rights of any other class or series of our stock and the provisions of our charter that will restrict transfer and ownership of stock, each outstanding share of our common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Our bylaws will require that each director be elected by a plurality of votes cast with respect to such director.

        Holders of shares of our common stock will generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter that will restrict transfer and ownership of stock, all shares of our common stock will have equal dividend, liquidation and other rights.

Preferred Stock

        Under our charter, our board of directors will be permitted from time to time to establish and to cause us to issue one or more classes or series of preferred stock and set, subject to the provision of our charter relating to the restrictions on ownership and transfer of shares of our capital stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of each such class or series. Accordingly, our board of directors, without stockholder approval, will be permitted to issue preferred stock with voting, conversion or other rights that could adversely affect the relative voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of our board of directors or a change in our management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action.

Restrictions on Transfer and Ownership of QCP Stock

        In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, rent from related party tenants (generally, a tenant of a REIT owned, beneficially or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify as a REIT, we must satisfy other requirements as well. See "U.S. Federal Income Tax Considerations—Taxation of QCP."

        Our charter will contain restrictions on the transfer and ownership of our stock. The relevant sections of our charter will provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. These limits are collectively referred to herein as the "ownership limits." The constructive ownership rules under the Code are complex and may cause stock owned beneficially or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding stock or less than 9.8% of our outstanding capital stock, or the acquisition of an interest in an entity that beneficially or constructively owns our stock, could, nevertheless, cause the acquirer, or another individual or entity, to constructively own shares of our outstanding stock in excess of the ownership limits.

        Upon receipt of certain representations and agreements and in its sole and absolute discretion, our board of directors will be able to, prospectively or retroactively, exempt a person from the ownership limits or establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limits would not result in us being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limits or creating an excepted holder limit, our board of directors will be able to, but is not required to, require an IRS ruling or opinion of counsel satisfactory to our board of directors (in its sole discretion) as it may deem necessary or advisable to determine or ensure our status as a REIT.

        Our board of directors will also be able to, from time to time, increase or decrease the ownership limits unless, after giving effect to the increased or decreased ownership limits, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify as a REIT. Decreased ownership limits will not apply to any person or entity whose ownership of our stock is in excess of the decreased ownership limits until the person or entity's ownership of our stock equals or falls below the decreased ownership limits, but any further acquisition of our stock will be in violation of the decreased ownership limits.

        Our charter will also prohibit:

  •
  any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would result in us being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

  •
  any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

  •
  any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a "domestically controlled qualified investment entity," within the meaning of Section 897(h) of the Code;

  •
  any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in a tenant of our real property; and

  •
  any person from constructively owning shares of our stock to the extent such constructive ownership would cause any "eligible independent contractor" that operates a "qualified health care property" or a "qualified lodging facility" on behalf of a "taxable REIT subsidiary" of ours (as such terms are defined in Sections 856(d)(9)(A), 856(d)(9)(D), 856(e)(6)(D)(i) and 856(l) of the Code, respectively) to fail to qualify as such.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits, or any of the other restrictions on transfer and ownership of our stock, and any person who is the intended transferee of shares of our stock that are transferred to the charitable trust described below, will be required to give immediate written notice and, in the case of a proposed transaction, at least 15 days prior written notice, to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter regarding restrictions on transfer and ownership of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such shares of our stock. Any attempted transfer of our stock which, if effective, would violate any of the other restrictions described above will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by us and will be unaffiliated with us and any proposed transferee of the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Shares of our stock held in the trust will be issued and outstanding shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on transfer and ownership of our stock, then the transfer of the shares will be null and void and the proposed transferee will acquire no rights in such shares.

        Shares of our stock held in trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion, to rescind as void any vote cast by a proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on transfer and ownership of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer; provided that any transfer or other event in violation of the above restrictions shall automatically result in the transfer to the trust described above, and, where applicable, such transfer or other event shall be null and void as provided above irrespective of any action or non-action by our board of directors or any committee or designee thereof.

        Shares of stock transferred to the trustee will be deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a devise or gift, the market price of such stock at the time of such devise or gift) and (2) the market price of such stock on the date we, or our designee, accept such offer. We may reduce the amount so payable to the trustee by the amount of any dividend or other distribution that we made to the proposed transferee before we discovered that the shares had been automatically transferred to the trust and that are then owed by the proposed transferee to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We will have the right to accept such offer until the trustee has sold the shares held in the charitable trust, as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will be required to distribute the net proceeds of the sale to the proposed transferee, and any distributions held by the trustee with respect to such shares to the charitable beneficiary.

        If we do not buy the shares, the trustee will be required, within twenty days of receiving notice from us of a transfer of shares to the trust, to sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits, or the other restrictions on transfer and ownership of our stock. After selling the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee will be required to distribute to the proposed transferee an amount equal to the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held by the trust (e.g., in the case of a gift, devise or other such transaction), the market price of such stock on the day of the event causing the shares to be held by the trust and (2) the sales proceeds (net of any commissions and other expenses of sale) received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been automatically transferred to the trust and that are then owed by the proposed transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary, together with any distributions thereon. If the proposed transferee sells such shares prior to the discovery that such shares have been transferred to the trustee, then (a) such shares shall be deemed to have been sold on behalf of the trust and (b) to the extent that the proposed transferee received an amount for such shares that exceeds the amount that such proposed transferee would have received if such shares had been sold by the trustee, such excess shall be paid to the trustee upon demand. The proposed transferee will have no rights in the shares held by the trustee.

        Any certificates representing shares of our stock will bear a legend referring to the restrictions on transfer and ownership described above.

        In addition, if our board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our stock described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any shares of our stock in violation of the restrictions on ownership and transfer of our stock described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer of our books or instituting proceedings to enjoin the transfer or other event.

        Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within thirty days after the end of each taxable year, will be required to give us written notice stating the person's name and address, the number of shares of each class and series of our stock that the person beneficially owns, a description of the manner in which the shares are held and any additional information that we request in order to determine the effect, if any, of the person's beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who holds shares of our stock for a beneficial owner or constructive owner will be required to, on request, disclose to us in writing such information as we may request in order to determine the effect, if any, of the stockholder's beneficial and constructive ownership of our stock on our status as a REIT and to comply, or determine our compliance with, the requirements of any governmental or taxing authority.

        The restrictions on transfer and ownership described above could have the effect of delaying, deferring or preventing a change of control in which holders of shares of our stock might receive a premium for their shares over the then prevailing price.

Amendments to Our Charter and Bylaws and Approval of Extraordinary Actions

        Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

        The restrictions on transfer and ownership of our stock will prohibit any person from acquiring more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in direct or indirect ownership of the voting shares of our stock, without the prior consent of our board of directors. Because our board of directors will be able to approve exceptions to the ownership limits, the ownership limits will not interfere with a merger or other business combination approved by our board of directors.

        The provisions described above, along with other provisions of the MGCL, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of us that might involve a premium price for shares of our common stockholders or otherwise be in the best interest of our stockholders, and could increase the difficulty of consummating any offer.

Transfer Agent and Registrar

        After the Spin-Off, the registrar and transfer agent for our common stock will be              .

Listing

        We intend to apply to list our common stock on the NYSE under the symbol "                    ."

Indemnification of Directors and Executive Officers

        Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter will contain a provision that will limit, to the maximum extent permitted by Maryland law, the liability of our directors and officers to us and our stockholders for money damages.

        Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, will be limited to expenses.

        In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        In respect to our obligations to provide indemnification to directors and officers for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of U.S. federal income tax consequences generally applicable to an investment in common stock of QCP. This summary does not purport to be a complete analysis of all of the potential tax considerations relating thereto. This summary is based on current law, is for general information only and is not tax advice. As used in this section, (i) any references to the "spin-off" shall mean only the distribution of shares of our common stock by HCP to stockholders of HCP; (ii) references to "QCP," "we," "our" and "us" mean only QCP and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (iii) references to HCP refer to HCP, Inc.

        The information in this summary is based on:

  •
  the Code;

  •
  current, temporary and proposed Treasury Regulations;

  •
  the legislative history of the Code;

  •
  current administrative interpretations and practices of the IRS; and

  •
  court decisions;

in each case, as of the date of this information statement. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may change or adversely affect the tax considerations described in this information statement. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT or concerning the treatment of the securities registered pursuant to the registration statement of which this information statement is a part, and the statements in this information statement are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if so challenged.

        This summary assumes that investors will hold their QCP common stock as a capital asset, which generally means as property held for investment.

        For purposes of this section, a U.S. holder is a stockholder of QCP that is for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

  •
  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

        A "non-U.S. holder" is a stockholder of QCP that is neither a U.S. holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds QCP stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

        You are urged to consult your tax advisor regarding the specific tax consequences, including U.S. federal, state, local, foreign and other tax consequences, to you of:

  •
  the ownership and disposition of shares of our stock;

  •
  our election to be taxed as a REIT for U.S. federal income tax purposes; and

  •
  potential changes in applicable tax laws.

Taxation of QCP

General

        We will elect to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we will be organized, and expect to operate in such a manner as to qualify for taxation, as a REIT. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See "—Failure to Qualify."

        The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. The following sets forth certain aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and related administrative and judicial interpretations thereof. Skadden, Arps has acted as our tax counsel in connection with this summary and our election to be taxed as a REIT.

        The law firm of Skadden, Arps has acted as our tax counsel in connection with our formation and the filing of the registration statement on Form 10, of which this Information Statement forms a part. In connection with the spin-off, we expect to receive an opinion of Skadden, Arps to the effect that we have been organized in conformity with the requirements for qualification as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of tax counsel will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year. See "—Failure to Qualify." The opinion will be expressed as of the date issued, and will not cover subsequent periods. Tax counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. In addition, the opinion of Skadden, Arps will rely on a separate opinion of Skadden, Arps regarding HCP's organization and operation as a REIT, which separate opinion will be subject to the same limitations and qualifications described above with respect to the opinion on our REIT status.

        Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in

a C corporation. A C corporation is a corporation that is generally required to pay tax at the corporate-level. We will be required to pay U.S. federal income tax, however, as follows:

  •
  We will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

  •
  We may be required to pay the "alternative minimum tax" on our items of tax preference under some circumstances.

  •
  If we have: (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect.

  •
  We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test and (ii) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (b) a fraction intended to reflect our profitability.

  •
  If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

  •
  If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

  •
  We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

  •
  If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset (or potentially up to the ten-year period for assets we acquire after the Spin-Off), then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that certain elections specified in applicable Treasury Regulations are forgone by us or by the entity from which the assets are acquired.

  •
  We will be required to pay a 100% tax on certain transactions between us and a TRS that do not reflect arm's-length terms.

  •
  If certain of our subsidiaries are C corporations, including any TRS, the earnings of such subsidiaries will be subject to U.S. federal corporate income tax.

Requirements for Qualification as a REIT

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  that issues transferable shares or transferable certificates to evidence its beneficial ownership;

  (3)
  that would be taxable as a domestic corporation but for special Code provisions applicable to REITs;

  (4)
  that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

  (5)
  that is beneficially owned by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term "individual" includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

        We intend to be organized, operate and issue sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter documents provide for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described in "Description of Our Capital Stock." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the last sentence of this paragraph, our status as a REIT will terminate. See "—Failure to Qualify." We intend to comply with regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If, however, we comply with such rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

        In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.

Ownership of Interests in Partnerships and Limited Liability Companies

        If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that we are deemed to own our proportionate share of the assets of the partnership based on our interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The assets and gross income of the partnership retain the same character in our hands, including for purposes of satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership's share of assets and items of income of any partnership in which it owns an interest. A brief summary of the rules governing the U.S. federal income taxation of partnerships and their partners is included below in "—Tax Aspects of Partnerships." The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

        If we have direct or indirect control of certain partnerships and limited liability companies, we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we are a limited partner or non-managing member in certain partnerships and limited liability companies, if any such partnership or limited liability company were to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In that case, unless we were entitled to relief, as described below, we would fail to qualify as a REIT.

Ownership of Interests in Qualified REIT Subsidiaries

        We may, from time to time, own interests in subsidiary corporations that are treated as "qualified REIT subsidiaries" under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a TRS, as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the U.S. federal tax requirements described in this information statement, the subsidiaries in which we own a 100% interest (other than any TRSs) are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer's securities or more than 5% of the value of our total assets, as described below in "—Asset Tests."

        In the event that a qualified REIT subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the qualified REIT subsidiary is acquired by another person—the qualified REIT subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation.

Ownership of Interests in Subsidiary REITs

        Substantially all of our assets will initially be held through subsidiary corporations that are intended to be taxed as REITs. Provided that each of our subsidiary REITs qualifies as a REIT, our interest in each of these REITs will be treated as a qualifying real estate asset for purposes of the REIT asset tests and any dividend income or gains derived by us will generally be treated as income that qualifies for purposes of the REIT gross income tests. To qualify as a REIT, each of these REITs must independently satisfy the various REIT qualification requirements described in this summary. If any of these REITs were to fail to qualify as a REIT, and certain relief provisions do not apply, it would be treated as a regular taxable corporation and its income would be subject to U.S. federal income tax. In addition, a failure of any of these REITs to qualify as a REIT would have an adverse effect on our ability to comply with the REIT income and asset tests, and thus our ability to qualify as a REIT.

Ownership of Interests in TRSs

        We may own a TRS, which is an entity treated as a corporation (other than a REIT) in which we directly or indirectly hold stock, and that has made a joint election with us to be treated as a TRS. A TRS also includes any entity treated as a corporation (other than a REIT) with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A TRS generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage a lodging or healthcare facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated. A TRS is subject to U.S. federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the TRS's debt to equity ratio and interest expense are not satisfied. Further, a 100% tax applies to any interest payments by a TRS to its affiliated REIT to the extent the interest rate is not commercially reasonable. A TRS is permitted to deduct interest payments to unrelated parties without any of these restrictions. Our ownership of securities of our TRSs will not be subject to the 5% or 10% asset tests described below. See "—Asset Tests."

Income Tests

        We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

  •
  First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains, from (a) certain investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, interest, or (b) some types of temporary investments; and

  •
  Second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains, from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

        For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

  •
  The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

  •
  We do not, or an actual or constructive owner of 10% or more of our capital stock does not, actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is our TRS, however, will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by our TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a "controlled TRS" is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled TRS" is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock. In addition, rents we receive from a tenant that also is our TRS will not be excluded from the definition of "rents from real property" as a result of our ownership interest in the TRS if the property to which the rents relate is a qualified lodging facility, or a qualified health care property, and such property is operated on behalf of the TRS by a person who is an independent contractor and certain other requirements are met. Our TRSs will be subject to U.S. federal income tax on their income from the operation of these properties;

  •
  Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent we receive under the lease. If this condition is not met, then the portion of rent attributable to the personal property will not qualify as "rents from real property;" and

  •
  We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenues to provide customary services, or a TRS, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property." Any amounts we receive from a TRS with respect to the TRS's provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

        We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determinations of value.

        From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (including gain from the sale, disposition, or termination of a position in such a transaction) will not constitute gross income for purposes of the 75% and 95% gross income tests if we properly identify the transaction as specified in applicable Treasury Regulations and we enter into such transaction (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets; (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests; or (iii) in connection with the extinguishment of indebtedness with respect to which we have entered into a qualified hedging position described in clause (i) or the disposition of property with respect to which we have entered into a qualified hedging position described in clause (ii), primarily to manage the risks of such hedging positions. To the extent that we do not properly identify such transactions as hedges, we hedge other risks or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

        Dividends we receive from our TRSs will qualify under the 95%, but not the 75%, REIT gross income test.

        The Department of Treasury has broad authority to determine whether any item of income or gain which does not otherwise qualify under the 75% or 95% gross income tests may be excluded as gross income for purposes of such tests or may be considered income that qualifies under either such test.

        We intend that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

  •
  following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

  •
  our failure to meet these tests was due to reasonable cause and not due to willful neglect.

        It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "—Taxation of QCP—General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income

        Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include any gain realized by our qualified REIT subsidiaries and our share of any gain realized by any of the partnerships or limited liability companies in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We have made, and may in the future make, occasional sales of the properties consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Like-Kind Exchanges

        We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax

        Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income that we or our TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished by one of our TRSs to any of our tenants, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Additionally, redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, us (other than services furnished or rendered to a tenant of ours) to the extent such income is lower than the income the TRS would have earned based on arm's-length negotiations.

Asset Tests

        At the close of each calendar quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets.

        First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term "real estate assets" generally means (i) real property (including interests in real property, interests in certain ancillary personal property, and interests in mortgages on real property), (ii) shares (or transferable certificates of beneficial interest) in other REITs, (iii) any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds, and (iv) debt instruments (whether or not secured by real property) that are issued by a "publicly offered REIT" (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act).

        Second, except for securities our TRSs and securities that qualify under the 75% asset test described above, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer, except, in the case of the 10% value test, securities satisfying the "straight debt" safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain other types of securities are also disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

        Third, not more than 25% (or, for 2018 and subsequent taxable years, 20%) of the value of our total assets may be represented by the securities of one or more TRSs (other than securities that qualify for purposes of the 75% asset test described above).

        Fourth, no more than 25% of the total value of our assets may be represented by "nonqualified publicly offered REIT debt instruments" (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

        We may own some or all of the outstanding stock of several subsidiaries that have elected, together with us, to be treated as TRSs. So long as these subsidiaries qualify as TRSs, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their securities. We intend that the aggregate value of our TRSs in the future will not exceed 25% (or, for 2018 and subsequent taxable years, 20%) of the aggregate value of our gross assets. With respect to any issuer in which we may own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a TRS, we intend that our ownership of the securities of any such issuer will comply with the 5% value limitation, the 10% voting securities limitation and the 10% value limitation. There can be no assurance, however, that the IRS will not disagree with our determinations of value. We may also own, and may make, certain loans that do not constitute real estate assets but which we believe qualify under the "straight debt safe harbor" and therefore satisfy the 10% value limitation described above.

        In addition, from time to time, we may acquire certain mezzanine loans secured by equity interests in pass-through entities that directly or indirectly own real property. Revenue Procedure 2003-65 (the "Revenue Procedure") provides a safe harbor pursuant to which mezzanine loans meeting the requirements of the safe harbor will be treated by the IRS as real estate assets for purposes of the REIT asset tests. In addition, any interest derived from such mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above).

        Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The mezzanine loans that we acquire may not meet all of the requirements of the safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above).

        The asset tests described above must be satisfied at the close of each calendar quarter of our taxable year. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values unless we (directly or through our partnerships or limited liability companies) acquire securities in the applicable issuer, increase our ownership of securities of such issuer (including as a result of increasing our interest in a partnership or limited liability company which owns such securities), or acquire other assets. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such actions within 30 days after the close of any calendar quarter as may be required to cure any noncompliance.

        Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

        Although we plan to take steps to ensure that we satisfy the asset tests described above for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful or will not require a reduction in our overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner and the relief provisions described above are not available, we would cease to qualify as a REIT. See "—Failure to Qualify."

Annual Distribution Requirements

        To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

  •
  90% of our "REIT taxable income"; and

  •
  90% of our after tax net income, if any, from foreclosure property; minus

  •
  the excess of the sum of specified items of our non-cash income over 5% of our "REIT taxable income" as described below.

        For these purposes, our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveling of stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable.

        In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the five-year period following our acquisition of such asset (or potentially up to the ten-year period for assets we acquire after the Spin-Off), we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset, over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

        We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to our existing stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. For distributions made in any year in which we do not qualify as a "publicly offered REIT" within the meaning of the Code, the amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations.

        It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may be required to borrow funds to pay cash dividends or we may be required to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

        Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

        Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

        For purposes of the 90% distribution requirement and excise tax described above, distributions declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Failure to Qualify

        Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, subject to certain limitations under the Code, corporate distributees may be eligible for the dividends-received deduction and individuals may be eligible for preferential tax rates on any qualified dividend income.

        Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. The rule against re-electing REIT status following a loss of such status could also apply to us or a REIT subsidiary of ours if it were determined that HCP or certain REIT subsidiaries of HCP failed to qualify as REITs for certain taxable years and we or our REIT subsidiaries were treated as a successor to any such entity for U.S. federal income tax purposes. Although HCP, in the Tax Matters Agreement, will represent to us that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT and will covenant to use its reasonable best efforts to maintain the REIT status of HCP and its REIT subsidiaries for each taxable year ending on or before December 31, 2016 (unless HCP obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that such failure to maintain REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from HCP, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if HCP or any of the relevant subsidiaries were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against HCP. If we fail to qualify as a REIT due to a predecessor's failure to qualify as a REIT, we would be subject to corporate income tax as described in the preceding paragraph.

Tax Aspects of Partnerships

        General.    We may own, directly or indirectly, interests in various partnerships and limited liability companies which are treated as partnerships or disregarded entities for U.S. federal income tax purposes and may own interests in additional partnerships and limited liability companies in the future. Ownership interests in such partnerships and limited liability companies involve special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and would therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See "—Taxation of QCP—Asset Tests" and "—Taxation of QCP—Income Tests." This, in turn, could prevent us from qualifying as a REIT. See "—Failure to Qualify" for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability or distribution requirement without any related cash distributions.

        Treasury Regulations provide that a domestic business entity not organized or otherwise required to be treated as a corporation (an "eligible entity") may elect to be taxed as a partnership or disregarded entity for U.S. federal income tax purposes. With the exception of limited liability companies that elect to be treated as corporations and also elect with us to be treated as TRSs, the partnerships and limited liability companies in which we may own an interest would intend to claim classification as partnerships or disregarded entities under these Treasury Regulations. As a result, we believe that these partnerships and limited liability companies would be classified as partnerships or disregarded entities for U.S. federal income tax purposes and the remainder of the discussion under this section "—Tax Aspects of Partnerships" is applicable only to such partnerships and limited liability companies.

        Allocations of Income, Gain, Loss and Deduction.    A partnership or limited liability company agreement generally will determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners or members. If an allocation is not recognized for U.S. federal income tax purposes, the relevant item will be reallocated according to the partners' or members' interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the entities treated as partnerships in which we own an interest are intended to comply with the requirements of Section 704(b) of the Code and the applicable Treasury Regulations.

        Tax Allocations with Respect to the Properties.    Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Partnerships and/or limited liability companies in which we may own an interest may be formed by way of contributions of appreciated property. We intend that the relevant partnership and/or limited liability company agreements require that allocations be made in a manner consistent with Section 704(c) of the Code. This could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if the contributed properties were acquired in a cash purchase, and could cause us to be allocated taxable gain upon a sale of the contributed properties in excess of the economic or book income allocated to us as a result of such sale. These adjustments could make it more difficult for us to satisfy the REIT distribution requirements.

        Partnership Audit Rules.    The recently enacted Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction or credit of a partnership (and any partner's distributive share thereof) is determined, and taxes, interest or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Treasury Department.

Tax Liabilities and Attributes Inherited from Other Entities

        From time to time, we may acquire entities organized as C corporations and REITs. Depending on how such acquisitions are structured, we may inherit tax liabilities and other tax attributes from the acquired entities.

Acquisitions of C Corporations in Carry-Over Basis Transactions

        We may acquire C corporations in transactions in which the basis of the corporations' assets in our hands is determined by reference to the basis of the asset in the hands of the acquired corporations (a "Carry-Over Basis Transaction").

        In the case of assets we acquire from a C corporation in a Carry-Over Basis Transaction, if we dispose of any such asset in a taxable transaction during the five-year period beginning on the date of the Carry-Over Basis Transaction (or potentially up to the ten-year period for assets we acquire after the Spin-Off), then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date of the Carry-Over Basis Transaction. The foregoing result with respect to the recognition of gain assumes that certain elections specified in applicable Treasury Regulations are forgone by us or by the entity from which the assets are acquired. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

        Our tax basis in the assets we acquire in a Carry-Over Basis Transaction may be lower than the assets' fair market values. This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets than would be the case if we had directly purchased the assets in a taxable transaction.

        In addition, in a Carry-Over Basis Transaction, we may succeed to the tax liabilities and earnings and profits of the acquired C corporation. To qualify as a REIT, we must distribute any such earnings and profits by the close of the taxable year in which transaction occurs. Any adjustments to the acquired corporation's income for taxable years ending on or before the date of the transaction, including as a result of an examination of the corporation's tax returns by the IRS, could affect the calculation of the corporation's earnings and profits. If the IRS were to determine that we acquired earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the Carry-Over Basis Transaction occurred, we could avoid disqualification as a REIT by using "deficiency dividend" procedures. Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS.

Taxation of Holders of Our Stock

        The following summary describes certain of the U.S. federal income tax consequences of owning and disposing of our stock. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances and does not address any state, local or foreign tax consequences. We urge holders to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on the acquisition, ownership, and disposition of shares of our stock, including any reporting requirements.

Taxable U.S. Holders

        If you are a "U.S. holder," as defined above, this section or the section entitled "Tax-Exempt Holders" applies to you. Otherwise, the section entitled "Non-U.S. Holders" applies to you.

        Distributions Generally.    Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than capital gain dividends and certain amounts that have previously been subject to corporate level tax, will be taxable to taxable U.S. holders as ordinary income when received. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or the preferential rates on qualified dividend income applicable to non-corporate taxpayers.

        To the extent that we make distributions on our stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a return of capital to a U.S. holder which will not be subject to tax. This treatment will reduce the U.S. holder's adjusted tax basis in its shares of our stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder's adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

        Certain stock dividends, including dividends partially paid in our common stock and partially paid in cash that comply with certain requirements, will be taxable to recipient U.S. holders to the same extent as if paid in cash. See "—Taxation of QCP—Annual Distribution Requirements" above.

        Capital Gain Dividends.    Dividends that we properly designate as capital gain dividends will be taxable to taxable U.S. holders as long-term gains from the sale or disposition of a capital asset, to the extent that such gains do not exceed our actual net capital gain for the taxable year. These dividends may be taxable to non-corporate U.S. holders at preferential rates applicable to capital gains. U.S. holders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

        Retention of Net Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally would:

  •
  include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

  •
  be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. holder's long-term capital gains;

  •
  receive a credit or refund for the amount of tax deemed paid by it;

  •
  increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

  •
  in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

        Dispositions of Our Stock.    If a U.S. holder sells or disposes of shares of our stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the U.S. holder has held the stock for more than one year at the time of such sale or disposition. If, however, a U.S. holder recognizes loss upon the sale or other disposition of our stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains.

        Medicare Tax.    Certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their "net investment income," which includes dividends received from us and capital gains from the sale or other disposition of our stock.

Tax-Exempt Holders

        Dividend income from us and gain arising upon a sale of shares of our stock generally should not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its shares as "debt-financed property" within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt holder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

        For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a "pension-held REIT" if it is able to satisfy the "not closely held" requirement without relying on the "look-through" exception with respect to certain trusts or if such REIT is not "predominantly held" by "qualified trusts." As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a "pension-held REIT," and as a result, the tax treatment described in this paragraph should be inapplicable to our holders. However, because our stock is publicly-traded, we cannot guarantee that this will always be the case.

Non-U.S. Holders

        The following discussion addresses the rules governing U.S. federal income taxation of the ownership and disposition of our stock by non-U.S. holders.

        Distributions Generally.    Distributions (including certain stock dividends) that are neither attributable to gain from our sale or exchange of U.S. real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the non-U.S. holder's adjusted basis in our stock, but rather will reduce the non-U.S. holder's adjusted basis of such common stock. To the extent that these distributions exceed a non-U.S. holder's adjusted basis in our stock, they will give rise to gain from the sale or exchange of such stock. The tax treatment of this gain is described below.

        For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. As a result, except with respect to certain distributions attributable to the sale of U.S. real property interests described below, we expect to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

  •
  a lower treaty rate applies and the non-U.S. holder files with us an IRS Form W-8BEN or Form W-8BEN-E evidencing eligibility for that reduced treaty rate; or

  •
  the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder's trade or business.

However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

        Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests.    Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless:

  •
  the investment in our stock is treated as effectively connected with the non-U.S. holder's U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        Pursuant to the Foreign Investment in Real Property Tax Act of 1980, which is referred to as "FIRPTA," distributions to a non-U.S. holder that are attributable to gain from our sale or exchange of U.S. real property interests (whether or not designated as capital gain dividends) will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders would generally be taxed at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. We will also be required to withhold and to remit to the IRS 35% of any distribution to a non-U.S. holder that is designated as a capital gain dividend, or, if greater, 35% of a distribution to the non-U.S. holder that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. holder's U.S. federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated in the same manner as ordinary dividend distributions.

        Retention of Net Capital Gains.    Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of the common stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. holder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. holder's proportionate share of such tax paid by us exceeds its actual U.S. federal income tax liability.

        Sale of Our Stock.    Gain recognized by a non-U.S. holder upon the sale or exchange of our stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a U.S. real property interest within the meaning of FIRPTA. Our stock will not constitute a U.S. real property interest so long as we are a domestically-controlled qualified investment entity. As discussed above, a domestically-controlled qualified investment entity includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. holders (after applying certain presumptions regarding the ownership of our stock, as described in the Code). We intend, but cannot guarantee, to be a "domestically-controlled qualified investment entity." Even if we initially are a "domestically-controlled qualified investment entity," because our capital stock will be publicly-traded, no assurance can be given that we will continue to be a "domestically-controlled qualified investment entity."

        Notwithstanding the foregoing, gain from the sale or exchange of our stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (1) the investment in our stock is treated as effectively connected with the non-U.S. holder's U.S. trade or business or (2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In general, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 10% exception applicable to "regularly traded" stock described below), a non-U.S. holder may be treated as having gain from the sale or exchange of U.S. real property interest if the non-U.S. holder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquires, enters into a contract or option to acquire, or is deemed to acquire other shares of our stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). Non-U.S. holders should contact their tax advisors regarding the tax consequences of any sale, exchange, or other taxable disposition of our stock.

        Even if we do not qualify as a "domestically-controlled qualified investment entity" at the time a non-U.S. holder sells or exchanges our stock, gain arising from such a sale or exchange would not be subject to U.S. taxation under FIRPTA as a sale of a "U.S. real property interest" if:

  (1)
  our stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

  (2)
  such non-U.S. holder owned, actually and constructively, 10% or less of our stock throughout the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of our stock were subject to U.S. taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if our stock is not then traded on an established securities market, the purchaser of the stock would be required to withhold and remit to the IRS 15% of the purchase price. If amounts withheld on a sale, redemption, repurchase, or exchange of our stock exceed the holder's substantive tax liability resulting from such disposition, such excess may be refunded or credited against such non-U.S. holder's U.S. federal income tax liability, provided that the required information is provided to the IRS on a timely basis. Amounts withheld on any such sale, exchange or other taxable disposition of our stock may not satisfy a non-U.S. holder's entire tax liability under FIRPTA, and such non-U.S. holder remains liable for the timely payment of any remaining tax liability.

        Special FIRPTA Rules.    Recently enacted amendments to FIRPTA create certain exemptions from FIRPTA and otherwise modify the application of the foregoing FIRPTA rules for particular types of non-U.S. investors, including "qualified foreign pension funds" and their wholly owned foreign subsidiaries and certain widely held, publicly-traded "qualified collective investment vehicles."

        Estate Tax.    If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual's death, the stock will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Other Tax Considerations

State, Local and Foreign Taxes

        We may be required to pay tax in various state, local or foreign jurisdictions, including those in which we transact business, and holders of our securities may be required to pay tax in various state, local or foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. For example, certain states apply a built-in gains tax to the sale of assets acquired from a C corporation in a Carry-Over Basis Transaction, described above, during the ten-year period following their acquisition. The equivalent built-in gains tax at the federal level applies for a shorter five-year period to QCP's assets held at the time of the Spin-Off, although a ten-year period may apply for assets we acquire after the Spin-Off. Certain states also do not recognize "consent" dividends that may otherwise allow a REIT to satisfy its U.S. federal income tax distribution requirements. In addition, a holder's state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their tax advisors regarding the effect of state, local and foreign tax laws on an investment in our securities.

Legislative or Other Actions Affecting REITs

        The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Foreign Account Tax Compliance Act

        Withholding at a rate of 30% is generally required on dividends in respect of, and after December 31, 2018, gross proceeds from the disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2018, gross proceeds from the disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any "substantial U.S. owners" or (ii) provides certain information regarding the entity's "substantial U.S. owners," which we or the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement with an applicable foreign country, or future Treasury Regulations or other guidance may modify these requirements. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Prospective holders are encouraged to consult their tax advisors regarding the possible implications of these rules on an investment in our common stock.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form 10 with the SEC, of which this information statement forms a part, with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, see the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the SEC's website at www.sec.gov.

        Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

        As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the SEC's website at www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

        You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

        HCP is a publicly-traded company and is subject to the reporting requirements of the SEC and is required to file with the SEC annual, quarterly and special reports, proxy statements and other information. Such reports include the audited financial statements of HCRMC. HCP's publicly available filings can be found on the SEC's website at www.sec.gov. HCP's filings, including the audited financial statements of HCRMC, and additional information that HCP has made public to investors may also be found on its website at www.hcpi.com. Neither HCP's filings nor the information contained on its website are incorporated by reference herein or into our registration statement on Form 10 filed with the SEC, of which this information statement forms a part.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of HCP, Inc.
Irvine, California

        We have audited the accompanying balance sheet of Quality Care Properties, Inc. (formerly HCP SpinCo, Inc.) (the "Company") as of June 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Quality Care Properties, Inc. as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
August 9, 2016

Quality Care Properties, Inc.

BALANCE SHEET

June 30, 2016
ASSETS
Cash	$10,000

STOCKHOLDER'S EQUITY
Preferred stock ($0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding)	$—
Common stock ($0.01 par value, 200,000,000 shares authorized, 1,000 shares issued and outstanding)	10
Additional paid-in capital	9,990

Total stockholder's equity	$10,000

See accompanying Notes to the Balance Sheet.

Quality Care Properties, Inc.

NOTES TO THE BALANCE SHEET

NOTE 1. Organization

        Quality Care Properties, Inc. ("QCP" or the "Company") (formerly HCP SpinCo, Inc.) was incorporated on June 9, 2016 (capitalized on June 13, 2016). The Company is currently owned by HCP, Inc. ("HCP"). The Company has no material assets or any operations.

        Upon effectiveness of the Company's registration statement, the Company is expected to own 338 properties which will be leased to third-parties, a deferred rent obligation due from HCR ManorCare, Inc. ("HCRMC") and an equity method investment in HCRMC. As of June 30, 2016, the portfolio of properties consisted of 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties, one surgical hospital and one medical office building across 30 states.

        The Company will elect and intends to qualify to be taxed as a real estate investment trust ("REIT") for United States ("U.S.") federal income tax purposes. The Company expects to operate as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended.

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

        The Company's balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. A separate statement of income and comprehensive income, statement of equity and statement of cash flows have not been presented because there has been no activity, other than the issuance of common stock for cash in connection with the capitalization of the Company.

Income Taxes

        As the Company intends to qualify as a REIT and distribute 100% of its taxable income, the Company will generally not be subject to federal or state and local income taxes.

NOTE 3. Stockholder's Equity

        The Company has been capitalized with the issuance of 1,000 shares of common stock ($0.01 par value per share) for a total of $10,000.

NOTE 4. Subsequent Events

        For the balance sheet as of June 30, 2016, the Company has evaluated subsequent events through August 9, 2016, the date on which the balance sheet was issued.

        On August 3, 2016, the Company entered into an employment agreement with Mark Ordan pursuant to which he will serve as the Company's Chief Executive Officer following the completion of the Spin-Off (the "Ordan Employment Agreement"). The Ordan Employment Agreement will become effective as of the completion of the Spin-Off and will expire on the fourth anniversary of the completion of the Spin-Off or an earlier termination of Mr. Ordan's employment. The Ordan Employment Agreement provides that Mr. Ordan will receive an annual base salary of $0.8 million and will be eligible to receive a target annual cash performance bonus equal to 250% of his base salary. The Ordan Employment Agreement also provides that, beginning in 2017, Mr. Ordan will be eligible to receive annual equity award grants that have a target value equal to 250% of his annual base salary and are subject to time-based and performance-based vesting criteria determined by the Company's compensation committee. The Ordan Employment Agreement provides that on or promptly following

Quality Care Properties, Inc.

NOTES TO THE BALANCE SHEET (Continued)

NOTE 4. Subsequent Events (Continued)

the completion of the Spin-Off, Mr. Ordan will receive a one-time equity award grant that is expected to consist of restricted stock units relating to 1,000,000 shares of the Company's common stock and options to purchase 8,000,000 shares of our common stock. The Ordan Employment Agreement provides that, upon the completion of the Spin-Off, Mr. Ordan will receive a one-time completion cash bonus of $3.0 million, the after-tax proceeds of which will be used to purchase fully-vested warrants to acquire shares of our common stock at a purchase price equal to 25% of the exercise price of the warrants.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of HCP, Inc.
Irvine, California

        We have audited the accompanying combined consolidated balance sheets of Quality Care Properties, Inc.'s Predecessor (formerly HCP SpinCo, Inc.'s Predecessor) (the "Company") as of December 31, 2015 and 2014 and the related combined consolidated statements of income and comprehensive income, changes in parent company equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules listed in the Index to Financial Statements on page F-1. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined consolidated financial statements present fairly, in all material respects, the financial position of Quality Care Properties, Inc.'s Predecessor as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the combined consolidated financial statements, the combined consolidated financial statements of Quality Care Properties, Inc.'s Predecessor include allocations of certain operating expenses from HCP, Inc. and subsidiaries. These costs may not be reflective of the actual costs which would have been incurred had Quality Care Properties, Inc.'s Predecessor operated as an independent, stand-alone entity separate from HCP, Inc.

        As discussed in Note 3 to the combined consolidated financial statements, the combined consolidated financial statements of Quality Care Properties, Inc.'s Predecessor have been retrospectively adjusted as a result of the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic No. 842, Leases ("ASC 842").

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 17, 2016, August 9, 2016 as to the effects of the adoption of ASC 842 discussed in Note 3 and the Company's legal name change disclosed in Note 13

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2015	2014
ASSETS
Real estate:
Building and improvements	$4,991,761	$5,189,335
Land	646,322	662,607
Accumulated depreciation	(1,019,821)	(884,378)

Net real estate	4,618,262	4,967,564

Real estate and related assets held for sale, net	117,949	—
Equity method investment	—	38,915
Cash and cash equivalents	6,058	1,894
Restricted cash	14,526	—
Intangible assets, net	224,408	253,752
Straight-line rent receivables, net	95,259	383,420
Other assets, net	17,172	18,245

Total assets	$5,093,634	$5,663,790

LIABILITIES AND PARENT COMPANY EQUITY
Tenant security deposits and deferred revenue	$4,424	$4,515
Accounts payable and accrued liabilities	1,716	1,348

Total liabilities	6,140	5,863

Commitments and contingencies
Parent company equity:
Net parent investment	5,087,494	5,657,927

Total liabilities and parent company equity	$5,093,634	$5,663,790

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues:
Rental and related revenues	$574,332	$568,380	$565,605
Tenant recoveries	1,464	1,029	—

Total revenues	575,796	569,409	565,605

Costs and expenses:
Depreciation and amortization	244,624	247,914	247,583
Operating	3,729	3,247	2,689
General and administrative	23,907	20,690	29,098
Impairments, net	227,383	—	—

Total costs and expenses	499,643	271,851	279,370

Other income (loss):
Gain (loss) on sales of real estate	39,140	(1,917)	—
Other income, net	70	953	107

Total other income (loss), net	39,210	(964)	107

Income before income taxes and income from and impairments of equity method investment	115,363	296,594	286,342
Income tax expense	(798)	(765)	(654)
Income from equity method investment	34,510	60,469	63,011
Impairments of equity method investment	(35,882)	(63,255)	(15,600)

Net income and comprehensive income	$113,193	$293,043	$333,099

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(In thousands)

January 1, 2013	$6,027,344
Net income	333,099
Net distributions to parent	(490,174)

December 31, 2013	5,870,269
Net income	293,043
Net distributions to parent	(505,385)

December 31, 2014	5,657,927
Net income	113,193
Net distributions to parent	(683,626)

December 31, 2015	$5,087,494

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$113,193	$293,043	$333,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	244,624	247,914	247,583
Amortization of market lease intangibles	31	13	—
Amortization of right of use assets	183	183	183
Straight-line rents	(119,024)	(79,314)	(96,425)
Settlement of Tranche A deferred rent obligation	183,395	—	—
(Gain) loss on sales of real estate	(39,140)	1,917	—
Rental and related revenues recharacterized to equity income	54,782	56,487	56,832
Income from equity method investment	(34,510)	(60,469)	(63,011)
Impairments, net	263,265	63,255	15,600
Changes in:
Other assets, net	(95)	154	(81)
Tenant security deposits and deferred revenue	(91)	1,396	(33)
Accounts payable and accrued liabilities	410	99	1,120

Net cash provided by operating activities	667,023	524,678	494,867

Cash flows from investing activities:
Acquisitions of real estate	(183,400)	(32,000)	—
Leasing costs and tenant and capital improvements	(43)	(1,123)	(3,120)
Proceeds from sales of real estate	204,210	13,119	—
Investment in loan receivable	—	(67,640)	—
Principal repayment on loan receivable	—	67,640	—

Net cash provided by (used in) investing activities	20,767	(20,004)	(3,120)

Cash flows from financing activities:
Net distributions to parent	(683,626)	(505,385)	(490,174)

Net cash used in financing activities	(683,626)	(505,385)	(490,174)

Net increase (decrease) in cash and cash equivalents	4,164	(711)	1,573
Cash and cash equivalents, beginning of year	1,894	2,605	1,032

Cash and cash equivalents, end of year	$6,058	$1,894	$2,605

Supplemental cash flow information:
Income taxes paid	$850	$754	$754
Supplemental disclosure of non-cash investing activities:
Accrued construction costs	$—	$43	$—
Cash held by Qualified Intermediary for 1031 exchange	$14,526	$—	$—

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Business

        On May 9, 2016, HCP, Inc. ("HCP"), announced its plan to spin off its HCR ManorCare, Inc. ("HCRMC") portfolio ("HCRMC Properties"), 28 other healthcare related properties ("non-HCRMC Properties," collectively the "Properties"), a deferred rent obligation ("DRO") due from HCRMC under a master lease agreement (the "Tranche B DRO") and an equity method investment in HCRMC (together the "QCP Business," "QCP's Predecessor" or the "Company") (formerly HCP SpinCo, Inc.'s Predecessor) to be controlled by a newly formed corporation, Quality Care Properties, Inc. ("QCP") (formerly known as HCP SpinCo, Inc.). QCP will be an independent, publicly-traded, self-managed and self-administered company. QCP will elect and intends to qualify as a real estate investment trust ("REIT"). The Properties consisted of 281 post-acute/skilled nursing properties, 63 memory care/assisted living properties, one surgical hospital and one medical office building across 30 states as of December 31, 2015.

        As of December 31, 2015, 318 of the 346 properties to be contributed to QCP were properties leased to HCRMC under a master lease agreement (as amended and supplemented from time to time, the "Master Lease"). The properties are leased on a triple-net basis to, and operated by, HCRMC through its indirect wholly owned subsidiary, HCR III Healthcare, LLC, as "Lessee." All of the Lessee's obligations under the Master Lease are guaranteed by HCRMC. The non-HCRMC Properties are leased to other national and regional operators and other tenants unaffiliated with HCRMC on a triple-net basis.

        To accomplish this separation, HCP created a newly formed corporation, QCP, to hold the QCP Business. QCP is currently a wholly owned subsidiary of HCP. HCP will transfer to certain subsidiaries of QCP the equity of entities that hold the Properties. HCP will effect the separation by means of a pro-rata distribution of all of the outstanding shares of QCP common stock to HCP stockholders of record as of the close of business on the record date (the "Spin-Off").

        To date, the Company has not conducted any business as a separate company, and QCP has no material assets or liabilities. Following the Spin-Off, QCP expects to operate as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code").

NOTE 2. Summary of Significant Accounting Policies

Principles of Combination and Consolidation and Basis of Presentation

        These accompanying combined consolidated financial statements have been prepared on a stand-alone basis and are derived from HCP's consolidated financial statements and underlying accounting records. The combined consolidated financial statements reflect the historical results of operations, financial position and cash flows of the QCP Business to be transferred to QCP by HCP and are presented as if the transferred business was the Company's business for all historical periods presented. The assets to be contributed and liabilities to be assumed, as presented in the accompanying combined consolidated financial statements, reflect HCP's historical carrying value of the assets and liabilities as of the financial statement date, consistent with accounting for spin-off transactions in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP").

        The accompanying historical combined consolidated financial statements of the Company do not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been "carved out" from HCP's consolidated financial

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

statements and reflect significant assumptions and allocations. The combined consolidated financial statements reflect that the Properties have been combined since the period of common ownership.

        All intercompany transactions have been eliminated in combination and consolidation. Since the Company does not represent one entity, a separate capital structure does not exist. As a result, the combined net assets of this group have been reflected in the combined consolidated financial statements as net parent investment.

        These combined consolidated financial statements include the attribution of certain assets and liabilities that have historically been held at the HCP corporate level, but are specifically identifiable or attributable to the Company. All transactions between HCP, its subsidiaries and the Company are considered to be effectively settled in the combined consolidated financial statements at the time the transaction is recorded. All payables and receivables with HCP and its consolidated subsidiaries, including notes payable and receivable, are reflected as a component of net parent investment. The total net effect of the settlement of these transactions is reflected as net distributions to parent in the combined consolidated statements of changes in parent company equity, net distributions to parent in the combined consolidated statements of cash flows as a financing activity and net parent investment in the combined consolidated balance sheets.

        The combined consolidated financial statements include expense allocations related to certain HCP corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on cash net operating income, property count, square footage or other measures. Corporate expenses of $19.3 million, $18.8 million and $27.4 million were allocated to the Company during the years ended December 31, 2015, 2014 and 2013, respectively, and have been included within general and administrative expenses in the combined consolidated statements of income and comprehensive income. All of the corporate cost allocations were deemed to have been incurred and settled through net parent investment in the period in which the costs were recorded. Following the Spin-Off, the Company will enter into a transaction services agreement with HCP to provide these functions for an interim period. Upon expiration of that agreement, the Company will continue using its own resources or purchased services.

        The combined consolidated financial statements reflect all related party transactions with HCP including intercompany transactions and expense allocations. No other related party transactions or relationships are reflected in the Company's combined consolidated financial statements.

        Management considers the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented. Accordingly, the combined consolidated financial statements herein do not necessarily reflect what the Company's financial position, results of operations or cash flows would have been if it had been a standalone company during the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

        The combined consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, the equity method investment and the consolidated Exchange Accommodation Titleholder ("EAT") variable interest entity ("VIE").

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

        The Company is required to continually evaluate its VIE relationships and consolidate these entities when it is determined to be the primary beneficiary of their operations. A VIE is broadly defined as an entity where either (i) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support, (ii) substantially all of an entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights or (iii) the equity investors as a group lack, if any: (a) the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance, (b) the obligation to absorb the expected losses of an entity or (c) the right to receive the expected residual returns of an entity.

        A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, its form of ownership interest, its representation on the VIE's governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and its ability to replace the VIE manager and/or liquidate the entity.

Use of Estimates

        Management is required to make estimates and assumptions in the preparation of financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable.

Revenue Recognition

        At the inception of a new lease arrangement, including new leases that arise from amendments, the Company assesses the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) transfer of ownership to the lessee prior to or shortly after the end of the lease term, (ii) lessee has an option to purchase the underlying property that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the underlying property's remaining economic life, (iv) the present value of the sum of lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments is equal to or exceeds substantially all of the fair value (over retained tax credits) of the leased property or (v) the underlying property is of such a specialized nature that it is expected to have no alternative use at the end of the lease term. If one of the five criteria is met and both (i) the present value of the sum of the lease payments and any residual value guarantee by the lessee that is not already reflected in the lease payment and/or the third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying property and (ii) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee; the lease arrangement is accounted for as a direct financing lease.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

        For operating leases with minimum scheduled rent increases, the Company recognizes income on a straight-line basis over the lease term when collectability is reasonably assured. Variable lease payments are recognized as income in the period when the changes in facts and circumstances on which the variable lease payments are based occur. Recognizing rental and related revenues on a straight-line basis results in a difference in the timing of revenue recognition from what is contractually due from tenants. If the Company determines that collectability of straight-line rents is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established. Generally, the Company returns a lease to accrual status when all delinquent payments become current under the terms of the lease agreement and collectability of the remaining contractual lease payments is reasonably assured.

        Tenant recoveries subject to operating leases generally relate to the reimbursement of real estate taxes, insurance and repairs and maintenance expense. These expenses are recognized as revenue in the period they are incurred. The reimbursements of these expenses are recognized and presented gross, as the Company is generally the primary obligor and, with respect to purchasing goods and services from third party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

        The Company recognizes gain on sales of real estate upon the closing of a transaction with the purchaser. Gain on sales of real estate are recognized using the full accrual method when collectability of the sales price is reasonably assured, the Company is not obligated to perform additional activities that may be considered significant, the initial and continuing investment from the buyer is sufficient and other profit recognition criteria have been satisfied. Gain on sales of real estate may be deferred in whole or in part until the requirements for gain recognition have been met.

Allowance for Doubtful Accounts

        The Company evaluates the liquidity and creditworthiness of its operators on a monthly and quarterly basis. The Company's evaluation considers industry and economic conditions, individual and portfolio property performance, credit enhancements, including parent guaranty, liquidity and other factors. The Company's operators furnish property, portfolio and guarantor/operator-level financial statements, among other information, on a monthly or quarterly basis; the Company utilizes this financial information to calculate the lease coverage and guarantor's fixed charge coverage that it uses as primary credit quality indicators. Lease coverage information is evaluated together with other property, portfolio and operator performance information, including revenue, expense, net operating income, occupancy, rental rate, reimbursement trends, capital expenditures and EBITDA (defined as earnings before interest, tax and depreciation and amortization), along with other liquidity measures. The Company evaluates, on a quarterly basis or immediately upon a significant change in circumstance, its operators' ability to service their obligations with the Company.

        The Company maintains an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenants' inability to make contractual rent and tenant recovery payments or lease defaults. For straight-line rent receivables, the Company's assessment is based on amounts estimated to be recoverable over the lease term.

Real Estate

        The Company's real estate assets, consisting of land and buildings and improvements, are recorded at fair value upon acquisition from third parties. Any assumed liabilities, other acquired tangible assets

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

or identifiable intangibles are also recorded at fair value upon acquisition and/or consolidation. The Company assesses fair value based on available market information, such as capitalization and discount rates, comparable sale transactions and relevant per square foot or unit cost information. A real estate asset's fair value may be determined utilizing cash flow projections that incorporate appropriate discount and/or capitalization rates or other available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, as well as market and economic conditions. The fair value of tangible assets of an acquired property is based on the value of the property as if it is vacant. Transaction costs related to acquisitions of businesses, including properties, are expensed as incurred. Real estate assets which constitute a business that were contributed to or acquired by the Company from a commonly controlled subsidiary of HCP or from HCP are recorded at HCP's historical cost basis and presented as if owned by the Company for all periods presented.

        The Company records acquired "above and below market" real estate leases as lessor at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the extended term for any leases with renewal options that are reasonably certain of being exercised. Other intangible assets acquired include amounts for in-place lease values that are based on an evaluation of the specific characteristics of each property and the acquired tenant lease(s). Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions and expected trends. Costs to execute similar leases will consist of leasing commissions and legal costs directly related to the execution of a lease.

        The Company computes depreciation on properties using the straight-line method over the assets' estimated useful lives. Depreciation is discontinued when a property is identified as held for sale. Buildings and improvements are depreciated over useful lives ranging up to 60 years. Market lease and in-place lease intangibles are amortized primarily to expense over the remaining noncancellable lease terms plus lease renewal options that are reasonably certain of being exercised.

Real Estate and Related Assets Held for Sale and Discontinued Operations

        The Company classifies long-lived assets as held for sale when (i) management commits to a plan to sell the property, (ii) it is unlikely that the disposal plan will be significantly modified or discontinued, (iii) the property is available for immediate sale in its present condition, (iv) actions required to complete the sale of the property have been initiated, (v) sale of the property is probable and expected to be completed within one year and (vi) the property is actively being marketed for sale at a price that is reasonable given its current market value. Assets classified as held for sale are reported at the lower of their carrying value or fair value less costs to sell and are no longer depreciated upon their classification as held for sale. Real estate and related assets held for sale are measured at the lower of their carrying amount or projected sales price less cost to sell.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

        The Company reports the operations of an asset classified as real estate and related assets held for sale under discontinued operations when a disposal represents a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Impairment of Long-Lived Assets and Goodwill

        The Company assesses the carrying value of held for use real estate assets and related long-lived intangibles when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company tests its real estate and related assets held for use for impairment by comparing the sum of the expected future undiscounted cash flows to the carrying value of the real estate and related assets. The expected future undiscounted cash flows are calculated utilizing the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. If the carrying value exceeds the expected future undiscounted cash flows, an impairment loss will be recognized to the extent that the carrying value of the real estate and related assets are greater than their fair values.

        Goodwill is tested for impairment at least annually based on certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. Potential impairment indicators include a significant decline in real estate values, restructuring plans, current macroeconomic conditions and state of the equity and capital markets. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company applies the required two-step quantitative approach. The quantitative procedures of the two-step approach (i) compare the fair value of a reporting unit with its carrying value, including goodwill, and, if necessary, (ii) compare the implied fair value of reporting unit goodwill with the carrying value as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the fair value of assets and liabilities, excluding goodwill, is the implied value of goodwill and is used to determine the impairment amount, if any. The Company has selected the fourth quarter of each fiscal year to perform its annual impairment test.

        At both December 31, 2015 and 2014, the Company had goodwill of $3.3 million recorded in other assets, net. There have been no impairments in any of the periods presented and there are no cumulative impairments.

Equity Method Investment

        Equity investments in unconsolidated entities for which the investee maintains specific ownership accounts are reported under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or losses is included in the Company's consolidated statements of income.

        The initial carrying value of the equity method investment is based on the amount paid to purchase the equity interest. The Company evaluates its equity method investment for impairment based upon a comparison of the fair value of the equity method investment to its carrying value. When the Company determines a decline in the fair value of an equity method investment below its carrying value is other-than-temporary, an impairment charge is recorded.

        The Company's fair value of its equity method investment is based on discounted cash flow models that include all estimated cash inflows and outflows over a specified holding period. Capitalization

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

rates, discount rates and credit spreads utilized in these valuation models are based upon assumptions that the Company believes to be within a reasonable range of current market rates for the investment.

Cash and Cash Equivalents

        Cash consists of funds on hand. The Company maintains cash in U.S. banking institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation. While the Company monitors the cash balances in its operating accounts, these cash balances could be impacted if the underlying financial institutions fail or are subject to adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in operating accounts.

Restricted Cash

        Restricted cash primarily consists of net proceeds, held by an intermediary, from property sales that were executed as tax-deferred dispositions.

Cash Management

        The majority of cash receipts generated by the Company are transferred to HCP. HCP has historically allowed the Company to retain some cash to pay for its property taxes, state and local income taxes and disbursements for the medical office building. The remaining disbursements which have been reflected in the combined consolidated financial statements are paid by HCP on behalf of the Company. The net distributions to parent were $683.6 million, $505.4 million and $490.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Income Taxes

        HCP, Inc. has elected REIT status and believes it has always operated so as to continue to qualify as a REIT under Sections 856 to 860 of the Code. Accordingly, HCP, Inc. will generally not be subject to U.S. federal income tax, provided that it continues to qualify as a REIT and makes distributions to stockholders equal to or in excess of its taxable income. In addition, the Company has formed several consolidated subsidiaries, which have elected REIT status. HCP, Inc. and its consolidated REIT subsidiaries are each subject to the REIT qualification requirements under the Code. If any REIT fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates and may be ineligible to qualify as a REIT for four subsequent tax years.

        HCP, Inc. and its consolidated REIT subsidiaries are subject to state, local and foreign income taxes in some jurisdictions, and in certain circumstances each REIT may also be subject to federal excise taxes on undistributed income. In addition, certain activities that HCP, Inc. undertakes may be conducted by entities which have elected to be treated as taxable REIT subsidiaries ("TRS"). TRSs are subject to both federal and state income taxes. HCP Inc. recognizes tax penalties relating to unrecognized tax benefits as additional income tax expense. Interest relating to unrecognized tax benefits is recognized as interest expense.

        QCP will elect and intends to qualify to be treated as a REIT under the applicable provisions of the Code, beginning with the taxable year in which the Spin-Off occurs. Accordingly, QCP will generally not be subject to federal or state and local income taxes.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

        The Company applies the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, and computes the provision for income taxes on a separate return basis. The separate return method applies the accounting guidance for income taxes to the stand-alone combined consolidated financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. The Company believes that the assumptions and estimates used to compute these tax amounts are reasonable. However, the Company's combined consolidated financial statements may not necessarily reflect the Company's income tax expense or tax payments in the future, or what its tax amounts would have been if it had been a stand-alone enterprise during the periods presented.

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

        For the years ended December 31, 2015, 2014 and 2013 the Company's income tax provision is equal to the current income tax expense. Taxes payable in the period are equal to the current income tax expense. The only component of taxes that the Company is subject to are state and local income taxes.

Segment Reporting

        The Company has operated through a single reportable business segment: triple-net leased properties. The Company invests in post-acute/skilled nursing properties and other healthcare properties throughout the U.S.

        The Company leases those properties to healthcare operating companies, under triple-net leases that obligate the tenants to pay all property-related expenses.

Fair Value Measurement

        The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

  •
  Level 1—quoted prices for identical instruments in active markets;

  •
  Level 2—quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

  •
  Level 3—fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

        The Company's cash and restricted cash are carried at fair value. The carrying values of accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these liabilities.

Earnings per Share

        The Company does not present earnings per share as common stock was not part of the Company's capital structure for the periods presented.

Net Parent Investment

        Net parent investment in the combined consolidated balance sheets represents HCP's historical investment in the Company, the Company's accumulated net income after taxes, and the net effect of transactions with, and allocations from, HCP. The combined consolidated statements of changes in parent company equity include net cash transfers from the Company to HCP.

        All related party transactions with HCP effected through net parent investment in the accompanying combined consolidated balance sheets have been considered cash receipts and payments and are presented as net distributions to HCP. Those net distributions are reflected in financing activities in the accompanying combined consolidated statements of cash flows.

Recent Accounting Pronouncements

        In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 is intended to improve financial reporting by requiring timelier recognition of credit losses on loans and other financial instruments held by financial institutions and other organizations. ASU 2016-13 is effective for fiscal years, and interim periods within, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within, beginning after December 15, 2018. The Company is evaluating the impact of the adoption of ASU 2016-13 on January 1, 2020 to its combined consolidated financial position or results of operations.

        In March 2016, the FASB issued ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"). ASU 2016-08 is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. ASU 2016-08 is effective for fiscal years, and interim periods within, beginning after December 15, 2017. Early adoption is permitted at the original effective date of the new revenue standard (January 1, 2017). The Company is evaluating the impact of the adoption of ASU 2016-08 on January 1, 2018 to its combined consolidated financial position or results of operations.

        In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"). ASU 2015-16 simplifies the accounting for adjustments made to provisional amounts recognized in a business combination by requiring the acquirer to (i) recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined, (ii) record, in the same period, the effect on earnings of changes in depreciation, amortization, or other income

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. Summary of Significant Accounting Policies (Continued)

effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date, and (iii) present separately or disclose the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. The Company adopted ASU 2015-16 on January 1, 2016; the adoption of which did not have a material impact on its combined consolidated financial position or results of operations.

        In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 requires amendments to both the VIE and voting interest entity ("VOE") consolidation accounting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify (a) the identification of variable interests (fees paid to a decision maker or service provider), (b) the VIE characteristics for a limited partnership or similar entity and (c) the primary beneficiary determination under the VIE model and (iii) eliminate the presumption within the current VOE model that a general partner controls a limited partnership or similar entity. ASU 2015-02 is effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. A reporting entity may apply the amendments in ASU 2015-02 using either a modified retrospective or retrospective method by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. The Company adopted ASU 2015-02 on January 1, 2016 using the modified retrospective method; the adoption of which did not have a material impact to its combined consolidated financial position or results of operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). This update changes the requirements for recognizing revenue. ASU 2014-09 provides guidance for revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date ("ASU 2015-14"). ASU 2015-14 defers the effective date of ASU 2014-09 by one year to fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted for annual periods, and interim periods within, beginning after December 15, 2016. The Company is evaluating the impact of the adoption of ASU 2014-09 on January 1, 2018 to its combined consolidated financial position or results of operations.

        In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity's operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. The combined consolidated financial statements reflect the adoption of ASU 2014-08 as of January 1, 2013. There were no properties that met the definition of discontinued operations for any of the periods presented.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02" or "ASC 842"). ASU 2016-02 supersedes the current accounting for leases. The new standard, while retaining two distinct types of leases, finance and operating, (i) requires lessees to record a right of use asset and a related liability for the rights and obligations associated with a lease, regardless of lease classification, and recognize lease expense in a manner similar to current accounting, (ii) eliminates current real estate specific lease provisions, (iii) modifies the lease classification criteria and (iv) aligns many of the underlying lessor model principles with those in the new revenue standard (see Note 2). ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within. Early adoption is permitted. Entities are required to use a modified retrospective approach when transitioning to ASU 2016-02 for leases that exist as of or are entered into after the beginning of the earliest comparative period presented in the financial statements.

        The Company elected to early adopt ASU 2016-02, effective as of April 1, 2016 (the "Adoption"). The Adoption is a change in accounting principle and occurred subsequent to the issuance of the combined consolidated financial statements on June 17, 2016. The combined consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 reflect the period-specific effects of the Adoption. Accordingly, the Company's previously issued combined consolidated balance sheets as of December 31, 2015 and 2014 and its combined consolidated statements of operations and comprehensive (loss) income, changes in parent company equity and cash flows for the years ended December 31, 2015, 2014 and 2013 have been revised to reflect the adjustments from the Adoption.

        Upon the Adoption, the Company elected a permitted practical expedient to use hindsight in determining the lease term under the new standard. The Adoption results in a material change to the accounting for the Company's Master Lease entered into by the Company and HCRMC in April 2011 upon the acquisition of the HCRMC Properties. Given the decline in HCRMC's performance subsequent to the 2011 acquisition (see Notes 4 and 6), it was concluded that the lease term (as defined by ASC 842) was shorter than originally determined at (i) the lease commencement date in April 2011 and (ii) the lease classification reassessment date in March 2015 when the Company and HCRMC amended the Master Lease (the "HCRMC Lease Amendment") (see Note 4). When applying hindsight, the lease classification reassessment in April 2011 resulted in the Master Lease being reclassified from a direct financing lease ("DFL") to an operating lease. When applying hindsight, the lease classification reassessment in March 2015 resulted in the Master Lease continuing to be classified as an operating lease. Under the transition guidance required by ASU 2016-02, the Master Lease, which was previously accounted for as a DFL, has been accounted for as an operating lease as of the earliest comparable period presented.

        Reclassification of the Master Lease to an operating lease and application of the lessee transition provisions from the Adoption resulted in the following direct effects to the combined consolidated balance sheets: (i) recognition of real estate assets and intangible assets underlying the Master Lease, net of depreciation and amortization, (ii) derecognition of the net investment in the DFL, (iii) derecognition of the net acquired below market lease intangible assets associated with favorable terms of ground leases for which the Company is the lessee and the recognition of right of use assets and associated lease liabilities, net of amortization, (iv) recognition of a straight-line rent receivable in accordance with the Company's accounting policies and (v) recognition of the resulting difference being recorded as a cumulative impact to parent company equity. In accounting for the Master Lease as an operating lease, the Company has recorded the following adjustments to its combined consolidated

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

statements of income and comprehensive income: (i) derecognition of income from the DFL, (ii) recognition of rental and related revenues consistent with the Company's accounting policies and (iii) recognition of depreciation and amortization of the real estate assets and intangible assets over their estimated useful lives in accordance with the Company's accounting policies. In addition, the Adoption resulted in the following indirect effects to the Company's combined consolidated financial statements: (i) recognition of real estate and related assets held for sale and real estate impairment charges, (ii) derecognition of previously recorded impairments of the DFL and recognition of an impairment charge of the straight-line rent receivable related to the Master Lease, (iii) adjustments to previously recorded impairments of the equity method investment in HCRMC (iv) recognition of gain (loss) on sale of real estate and (v) rental and related revenues instead of income from the DFL being recharacterized to equity income for the equity method investment in HCRMC. While the Company is primarily a lessor, it also considered the lessee transition and application requirements under ASU 2016-02.

        The effects of the change in accounting principle on periods prior to those presented are reflected in the carrying amount of assets and liabilities as of January 1, 2013. The cumulative effect of the change on prior periods was a reduction of $461.9 million in the opening balance of parent company equity as of January 1, 2013, of which includes a reduction of parent company equity of $479.0 million from the direct effects of the Adoption and an increase to parent company equity of $17.1 million related to the indirect effects of the Adoption.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

        Adjustments made to the previously issued combined consolidated balance sheet as of December 31, 2015 from the Adoption follow (in thousands):

	As Reported	Adjustment	Notes	As Adjusted
ASSETS
Real estate:
Building and improvements	$191,633	$4,809,128		$4,991,761
Land	14,147	632,175		646,322
Accumulated depreciation	(65,319)	(954,502)		(1,019,821)

Net real estate	140,461	4,477,801	(a)	4,618,262

Real estate and related assets held for sale, net	—	117,949	(b)	117,949
Net investment in direct financing lease	5,154,316	(5,154,316)	(c)	—
Equity method investment	—	—		—
Cash and cash equivalents	6,058	—		6,058
Restricted cash	14,526	—		14,526
Intangible assets, net	17,049	207,359	(a)(d)	224,408
Straight-line rent receivables, net	—	95,259	(e)	95,259
Other assets, net	7,790	9,382	(d)(e)	17,172

Total assets	$5,340,200	$(246,566)		$5,093,634

LIABILITIES AND PARENT COMPANY EQUITY
Tenant security deposits and deferred revenue	$4,424	$—		$4,424
Accounts payable and accrued liabilities	1,716	—		1,716

Total liabilities	6,140	—		6,140

Commitments and contingencies
Parent company equity:
Net parent investment	5,334,060	(246,566)	(f)	5,087,494

Total liabilities and parent company equity	$5,340,200	$(246,566)		$5,093,634

(a)
Reflects the recognition of real estate and intangible assets underlying the Master Lease, net of depreciation, amortization and impairments (see Note 5).

(b)
Reflects the impact of classifying real estate and related assets as assets held for sale, net (see Note 5).

(c)
Reflects the derecognition of the net investment in the DFL.

(d)
Reflects the derecognition of intangible assets, net of $13.0 million associated with favorable terms of leases acquired for which the Company is a lessee and recognition of right of use assets, net of $13.0 million (see Note 9).

(e)
Reflects the adjustment to record a straight-line rent receivable, net of impairment and reclassification of the historical straight-line rent receivable balance related to the 28 non-HCRMC Properties from other assets, net to straight-line rent receivables, net (see Note 4).

(f)
Reflects the cumulative direct and indirect effects from the Adoption.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

        Adjustments made to the previously issued combined consolidated balance sheet as of December 31, 2014 from the Adoption follow (in thousands):

	As Reported	Adjustment	Notes	As Adjusted
ASSETS
Real estate:
Building and improvements	$191,628	$4,997,707		$5,189,335
Land	14,184	648,423		662,607
Accumulated depreciation	(60,271)	(824,107)		(884,378)

Net real estate	145,541	4,822,023	(a)	4,967,564

Net investment in direct financing lease	6,529,436	(6,529,436)	(b)	—
Equity method investment	38,915	—		38,915
Cash and cash equivalents	1,894	—		1,894
Intangible assets, net	19,079	234,673	(a)(c)	253,752
Straight-line rent receivables, net	—	383,420	(d)	383,420
Other assets, net	7,577	10,668	(c)(d)	18,245

Total assets	$6,742,442	$(1,078,652)		$5,663,790

LIABILITIES AND PARENT COMPANY EQUITY
Tenant security deposits and deferred revenue	$4,515	$—		$4,515
Accounts payable and accrued liabilities	1,348	—		1,348

Total liabilities	5,863	—		5,863

Commitments and contingencies
Parent company equity:
Net parent investment	6,736,579	(1,078,652)	(e)	5,657,927

Total liabilities and parent company equity	$6,742,442	$(1,078,652)		$5,663,790

(a)
Reflects the recognition of real estate and intangible assets underlying the Master Lease, net of depreciation and amortization (see Note 5).

(b)
Reflects the derecognition of the net investment in the DFL.

(c)
Reflects the derecognition of intangible assets, net of $14.2 million associated with favorable terms of leases acquired for which the Company is a lessee and recognition of right of use assets, net of $14.2 million (see Note 9).

(d)
Reflects the adjustment to record a straight-line rent receivable and reclassification of the historical straight-line rent receivable balance related to the 28 non-HCRMC Properties from other assets, net to straight-line rent receivables, net (see Note 4).

(e)
Reflects the cumulative direct and indirect effects from the Adoption.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

        Adjustments made to the previously issued combined consolidated statement of income and comprehensive income for the year ended as of December 31, 2015 from the Adoption follow (in thousands):

	As Reported	Adjustment	Notes	As Adjusted
Revenues:
Income from direct financing lease	$572,835	$(572,835)	(a)	$—
Rental and related revenues	27,651	546,681	(b)(e)	574,332
Tenant recoveries	1,464	—		1,464

Total revenues	601,950	(26,154)		575,796

Costs and expenses:
Depreciation and amortization	5,880	238,744	(c)	244,624
Operating	3,729	—		3,729
General and administrative	19,907	4,000	(d)	23,907
Impairments, net	1,295,504	(1,068,121)	(d)	227,383

Total costs and expenses	1,325,020	(825,377)		499,643

Other income:
Gain on sales of real estate	—	39,140	(g)	39,140
Other income, net	70	—		70

Total other income, net	70	39,140		39,210

(Loss) income before income taxes and income from and impairments of equity method investment	(723,000)	838,363		115,363
Income tax expense	(798)	—		(798)
Income from equity method investment	50,723	(16,213)	(e)	34,510
Impairments of equity method investment	(45,895)	10,013	(f)	(35,882)

Net (loss) income and comprehensive (loss) income	$(718,970)	$832,163		$113,193

(a)
Reflects the derecognition of income from the DFL.

(b)
Reflects the recognition of rental and related revenues (see Note 4).

(c)
Reflects depreciation and amortization of real estate and intangible assets over their estimated useful lives (see Note 8).

(d)
Reflects adjustment to eliminate previously recorded impairments of the DFL, including a $4.0 million reclassification to general and administrative expense related to lease modification costs, offset by the recognition of (i) an impairment charge of $47.1 million on real estate assets and (ii) an impairment charge of $180.3 million on straight-line rent receivables, net of $17.2 million recharacterized to equity income (see Notes 4 and 5).

(e)
Reflects the derecognition of DFL income previously recharacterized (eliminated) offset by rental and related revenues recharacterized (eliminated), related to the Company's proportional ownership share in HCRMC (see Note 4).

(f)
Reflects adjustment to previously recorded impairments related to the Company's equity method investment in HCRMC (see Note 6).

(g)
Reflects recognition of gain on sale of real estate (see Note 5).

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

        Adjustments made to the previously issued combined consolidated statement of income and comprehensive income for the year ended as of December 31, 2014 from the Adoption follow (in thousands):

	As Reported	Adjustment	Notes	As Adjusted
Revenues:
Income from direct financing lease	$598,629	$(598,629)	(a)	$—
Rental and related revenues	27,111	541,269	(b)(d)	568,380
Tenant recoveries	1,029	—		1,029

Total revenues	626,769	(57,360)		569,409

Costs and expenses:
Depreciation and amortization	4,979	242,935	(c)	247,914
Operating	3,247	—		3,247
General and administrative	20,690	—		20,690

Total costs and expenses	28,916	242,935		271,851

Other income (loss):
Loss on sales of real estate	—	(1,917)	(f)	(1,917)
Other income, net	953	—		953

Total other income (loss), net	953	(1,917)		(964)

Income before income taxes and income from and impairment of equity method investment	598,806	(302,212)		296,594
Income tax expense	(765)	—		(765)
Income from equity method investment	53,175	7,294	(d)	60,469
Impairment of equity method investment	(35,913)	(27,342)	(e)	(63,255)

Net income and comprehensive income	$615,303	$(322,260)		$293,043

(a)
Reflects the derecognition of income from the DFL.

(b)
Reflects the recognition of rental and related revenues (see Note 4).

(c)
Reflects depreciation and amortization of real estate and intangible assets over their estimated useful lives (see Note 8).

(d)
Reflects the derecognition of DFL income previously recharacterized (eliminated) offset by rental and related revenues recharacterized (eliminated), related to the Company's proportional ownership share in HCRMC (see Note 4).

(e)
Reflects adjustment to previously recorded impairments related to the Company's equity method investment in HCRMC (see Note 6).

(f)
Reflects recognition of loss on sale of real estate (see Note 5).

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

        Adjustments made to the previously issued combined consolidated statement of income and comprehensive income for the year ended as of December 31, 2013 from the Adoption follow (in thousands):

	As Reported	Adjustment	Notes	As Adjusted
Revenues:
Income from direct financing lease	$585,042	$(585,042)	(a)	$—
Rental and related revenues	24,203	541,402	(b)(d)	565,605

Total revenues	609,245	(43,640)		565,605

Costs and expenses:
Depreciation and amortization	4,228	243,355	(c)	247,583
Operating	2,689	—		2,689
General and administrative	29,098	—		29,098

Total costs and expenses	36,015	243,355		279,370

Other income, net	107	—		107

Income before income taxes and income from and impairment of equity method investment	573,337	(286,995)		286,342
Income tax expense	(654)	—		(654)
Income from equity method investment	55,601	7,410	(d)	63,011
Impairment of equity method investment	—	(15,600)	(e)	(15,600)

Net income and comprehensive income	$628,284	$(295,185)		$333,099

(a)
Reflects the derecognition of income from the DFL.

(b)
Reflects the recognition of rental and related revenues (see Note 4).

(c)
Reflects depreciation and amortization of real estate and intangible assets over their estimated useful lives (see Note 8).

(d)
Reflects the derecognition of DFL income previously recharacterized (eliminated) offset by rental and related revenues recharacterized (eliminated), related to the Company's proportional ownership share in HCRMC (see Note 4).

(e)
Reflects an adjustment to record an impairment charge related to the Company's equity method investment in HCRMC (see Note 6).

NOTE 4. Operating Leases

        The Company acquired 334 post-acute/skilled nursing and memory care/assisted living properties in its 2011 transaction with HCRMC and entered into the Master Lease supported by a guaranty from HCRMC. The HCRMC Properties are divided into four pools, as described within the Master Lease, with initial lease terms of 13 to 17 years. HCRMC has the option to renew leases by pool whereby all properties within a pool must be renewed. The renewal terms vary by subpools within each pool and range from five to 17 years.

        During the three months ended March 31, 2015, the Company and HCRMC agreed to market for sale the real estate and operations associated with 50 non-strategic properties under the Master Lease. HCRMC receives an annual rent reduction under the Master Lease based on 7.75% of the net sales proceeds received by the Company. In March 2015, the Company recognized an impairment charge of

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4. Operating Leases (Continued)

$47.1 million related to the 50 non-strategic properties to be sold. The impairment charge was based on expected cash flows amounting to the projected sales prices. Projected sales prices in active markets are considered a Level 2 input in the fair value measurement.

        On March 29, 2015, certain subsidiaries of the Company entered into the HCRMC Lease Amendment effective April 1, 2015. The HCRMC Lease Amendment reduced initial annual rent by a net $68 million from $541 million to $473 million. Commencing on April 1, 2016, the minimum rent escalation was reset to 3.0% for each lease year through the expiration of the initial term of each applicable pool of properties. Prior to the HCRMC Lease Amendment, rent payments would have increased 3.5% on April 1, 2015 and 2016 and 3.0% annually thereafter. The initial term was extended five years to an average of 16 years, and the extension options' aggregate terms remained the same. See Note 11 for commitments for capital additions.

        As consideration for the rent reduction, the Company received a DRO from the Lessee equal to an aggregate amount of $525 million, which was allocated into two tranches: (i) a Tranche A DRO of $275 million and (ii) a Tranche B DRO of $250 million (together the "DROs"). The DROs are considered minimum rental payments and are included in the calculation of straight-line rent. The Lessee made rental payments on the Tranche A DRO equal to 6.9% of the outstanding amount (representing $19 million) for the initial lease year until the entire Tranche A DRO was paid in full in March 2016 in connection with the nine property purchases discussed below. As the properties were purchased, the straight-line rent receivable balance was reduced by the purchase price of each property. Commencing on April 1, 2016, until the Tranche B DRO is paid in full, the outstanding principal balance of the Tranche B DRO will be increased annually by (i) 3.0% initially, (ii) 4.0% commencing on April 1, 2019, (iii) 5.0% commencing on April 1, 2020 and (iv) 6.0% commencing on April 1, 2021 and annually thereafter for the remainder of its term. The DROs are due and payable on the earlier of (i) certain capital or liquidity events of HCRMC, including an initial public offering or sale, or (ii) March 31, 2029, which is not subject to any extensions. The HCRMC Lease Amendment also imposes certain restrictions on the Lessee and HCRMC until the DROs are paid in full, including with respect to the payment of dividends and the transfer of interest in HCRMC.

        HCRMC agreed to sell, and the Company agreed to purchase, nine post-acute/skilled nursing properties for an aggregate purchase price of $275 million (see Note 5). The Company acquired seven properties during the year ended December 31, 2015 for $183.4 million, the proceeds of which were used to settle a portion of the Tranche A DRO and reduce the straight-line rent receivable. During the first quarter of 2016, the Company completed the remaining two of the nine post-acute/skilled nursing property purchases from HCRMC for $91.6 million, which settled the remaining portion of the Tranche A DRO and reduced the straight-line rent receivable. Following the purchase of a property, the Lessee leases such property from the Company pursuant to the Master Lease. The nine properties initially contribute an aggregate of $19 million of annual rent (subject to escalation) under the Master Lease.

        On April 20, 2015, the U.S. Department of Justice (the "DOJ") unsealed a previously filed complaint in the U.S. District Court for the Eastern District of Virginia against HCRMC and certain of its affiliates in three consolidated cases following a civil investigation arising out of three lawsuits filed by former employees of HCRMC under the qui tam provisions of the federal False Claims Act. The DOJ's complaint in intervention is captioned United States of America, ex rel. Ribik, Carson, and Slough v. HCR ManorCare, Inc., ManorCare Inc., HCR ManorCare Services, LLC and Heartland

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4. Operating Leases (Continued)

Employment Services, LLC (Civil Action Numbers: 1:09cv13; 1:11cv1054; 1:14cv1228 (CMH/TCB)). The complaint alleges that HCRMC submitted claims to Medicare for therapy services that were not covered by the skilled nursing facility benefit, were not medically reasonable and necessary, and were not skilled in nature, and therefore not entitled to Medicare reimbursement. HCRMC and the DOJ have filed a motion requesting that the court adopt their Joint Proposed Discovery Plan, which establishes the scope of discovery and depositions. Under the Joint Proposed Discovery Plan, motions for summary judgment would be due to be filed in April 2017. While this litigation is at an early stage and HCRMC has indicated that it believes the claims are unjust and it will vigorously defend against them, a significant adverse judgment against HCRMC or significant settlement obligation could impact the Company's collection of the contractual rent payments under the Master Lease.

        As part of the Company's fourth quarter 2015 review process, it assessed the collectability of all contractual rent payments under the Master Lease. The Company's evaluation included, but was not limited to, consideration of: (i) the continued decline in HCRMC's operating performance and fixed charge coverage ratio during the second half of 2015, with the most significant deterioration occurring during the fourth quarter, (ii) the reduced growth outlook for the post-acute/skilled nursing business and (iii) HCRMC's 2015 audited financial statements. The Company determined that the timing and amounts owed under the Master Lease were no longer reasonably assured as of December 31, 2015. As a result, the Company placed the Master Lease on nonaccrual status and will prospectively utilize a cash basis method of accounting beginning January 1, 2016, in accordance with its policies (see Note 2).

        As a result of placing the Master Lease on nonaccrual status, the Company further evaluated the carrying amount of its straight-line rent receivables as of December 31, 2015. Due to the significant decline in HCRMC's fixed charge coverage ratio in the fourth quarter of 2015, combined with a lower growth outlook for the post-acute/skilled nursing business, the Company determined that it was probable that its straight-line rent receivables were impaired and an allowance for straight-line rent receivables was recognized as of December 31, 2015. An impairment charge of $180.3 million related to the straight-line rent receivables was recorded, net of $17.2 million that was recharacterized as equity income as result of the Company's ownership interest in HCRMC. The impairment charge was recorded in impairments, net in the combined consolidated statement of income and comprehensive income for the year ended December 31, 2015.

        As of December 31, 2015, the straight-line rent receivables, net balance was $95.3 million.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4. Operating Leases (Continued)

        The Company recognized HCRMC rental and related revenues and HCRMC equity income as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Cash rental and related revenues from HCRMC	$482,559	$519,024	$501,875
Non-cash rental and related revenues from HCRMC	118,904	78,732	96,361

Total rental and related revenues from HCRMC	$601,463	$597,756	$598,236

Rental and related revenues recharacterized to equity income(1)	$37,543	$56,487	$56,833
Equity (loss) income from HCRMC	(3,033)	3,982	6,178

Total equity income from HCRMC	$34,510	$60,469	$63,011

(1)
In December 2015, the Company reduced the carrying amount of its equity investment in HCRMC to zero, and beginning January 1, 2016, equity income will be recognized only if cash distributions are received from HCRMC; as a result, the Company will no longer recharacterize (eliminate) its proportional ownership share of rental and related revenues from HCRMC to income from equity method investment (see Note 6).

        The non-HCRMC Properties are leased to other national and regional operators and other tenants unaffiliated with HCRMC on a triple-net basis. These operating leases expire between years 2019 and 2025 with renewal options of five years or greater. Only one of the non-HCRMC Properties contains variable lease payments structured as a percentage of gross revenues once a gross revenue threshold is exceeded.

        The following table summarizes lease payments contractually owed on an annual basis, excluding operating expense reimbursements, from tenants under non-cancelable operating leases excluding 28 properties held for sale as of December 31, 2015 (in thousands):

Year	Amount
2016	$485,477
2017	499,463
2018	514,011
2019	516,752
2020	522,798
Thereafter	22,338,833

$24,877,334

        At the conclusion of the respective leases, the Company expects to lease the Properties at then current market rates.

NOTE 5. Acquisitions and Dispositions of Real Estate

Acquisitions

        During the year ended December 31, 2015, the Company acquired seven post-acute/skilled nursing properties from HCRMC for $183.4 million, the proceeds of which were used to settle a portion of the

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. Acquisitions and Dispositions of Real Estate (Continued)

Tranche A DRO (see Note 4). The purchase price was allocated $173.1 million to real estate and $10.3 million to intangible assets, with no goodwill recognized.

        One of the seven properties purchased from HCRMC during 2015 was identified for use in a tax deferred exchange under Section 1031 of the Code ("1031 exchange") that was not completed as of December 31, 2015. As part of electing tax deferred treatment, the Company is required to sell a property to generate proceeds to be used in the 1031 exchange (a "reverse 1031" transaction). During the intermediate period between acquiring a replacement property and selling a current property, the acquired property is held by an EAT. As of December 31, 2015, the Company had not completed the reverse 1031 transaction, and as such, the acquired post-acute/skilled nursing property remained in the possession of the EAT. The EAT was classified as a VIE as it does not have sufficient equity investment at risk to finance its activities without additional subordinated financial support. The Company consolidates the EAT as its primary beneficiary because it has the ability to control the activities that most significantly impact the EAT's economic performance. The property held by the EAT is reflected as real estate with a carrying value of $27.1 million as of December 31, 2015. The Company closed on the property held by the EAT in the first quarter of 2016.

        During the year ended December 31, 2014, the Company acquired one medical office building for $32.0 million, the purchase price of which was allocated $26.9 million to real estate and $5.1 million to intangible assets, with no goodwill recognized.

Dispositions

        During the three months ended March 31, 2015, the Company and HCRMC agreed to market for sale the real estate and operations associated with 50 non-strategic properties that were under the Master Lease (see Note 4). During the year ended December 31, 2015, the Company completed 22 of the sales for $218.8 million, resulting in gain on sales of $39.1 million. From the proceeds, $14.5 million is held by a Qualified Intermediary for a 1031 exchange that was not completed at December 31, 2015 and is classified as restricted cash as of December 31, 2015. The 1031 exchange closed in the first quarter of 2016.

        During the year ended December 31, 2014 the Company disposed of one HCRMC Property for $13.1 million and recognized a loss on sale of $1.9 million.

Real Estate and Related Assets Held for Sale

        The 28 remaining non-strategic properties not yet sold as of December 31, 2015, were classified as real estate and related assets held for sale, net.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. Acquisitions and Dispositions of Real Estate (Continued)

        The major classes of assets classified as real estate and related assets held for sale, net are as follows:

December 31, 2015
Real estate:
Building and improvements	$113,275
Land	21,746
Accumulated depreciation	(32,823)

Net real estate	102,198

Intangible assets, net	5,976
Straight-line rent receivables, net	9,775

Real estate and related assets held for sale, net	$117,949

Subsequent Events

        During the first quarter of 2016, the Company completed the remaining two of the nine post-acute/skilled nursing property purchases from HCRMC for $91.6 million, the proceeds of which were used to settle the remaining portion of the Tranche A DRO (see Note 4). The purchase price was allocated $86.4 million to real estate and $5.2 million to intangible assets, with no goodwill recognized.

        Additionally, in the first quarter of 2016, the Company acquired a memory care/assisted living property for $15.0 million. The property was developed by HCRMC and was added to the Master Lease. The purchase price was allocated $14.1 million to real estate and $0.9 million to intangible assets, with no goodwill recognized.

        During the first quarter of 2016, the Company sold an additional 11 non-strategic properties for $62.3 million, bringing the total properties sold through June 17, 2016 to 33, with the remaining 17 property sales expected to close by the end of 2016.

NOTE 6. Equity Method Investment

        The Company owns an approximately 9% equity interest in HCRMC that, although it does not have the ability to exercise significant influence over, is accounted for under the equity method of accounting due to HCRMC maintaining specific ownership accounts. Beginning on January 1, 2016, income will be recognized only if cash distributions are received from HCRMC. See Note 4 regarding the Company's Master Lease and the DOJ's complaint against HCRMC.

        HCRMC has been classified as a VIE as it is a "thinly capitalized" entity that relies on the operating cash flows generated primarily from its post-acute/skilled nursing and memory care/assisted living properties to fund operating expenses, including rent obligations under the Master Lease (see Note 4). The Company has determined that it is not the primary beneficiary of and does not consolidate HCRMC because it does not have the ability to control the activities that most significantly impact its economic performance.

        As of December 31, 2015, the Company has not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its unconsolidated VIE, including

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. Equity Method Investment (Continued)

circumstances in which it could be exposed to further losses (e.g., cash shortfalls). The Company's maximum loss exposure as a result of the Company's involvement with HCRMC, including the net real estate assets, real estate and related assets held for sale, intangible assets, net, straight-line rent receivables, net, right of use assets, net and the equity method investment at December 31, 2015, was $4.9 billion, which was equal to their aggregate carrying values as of December 31, 2015. The Company's maximum loss exposure may be mitigated by leasing the underlying properties to new tenants upon an event of default.

        For the year ended December 31, 2015 the Company recorded impairments of $35.9 million for its equity investment in HCRMC, reducing its carrying value to zero. As of December 31, 2015, the Company concluded that its equity investment in HCRMC was other-than-temporarily impaired and recorded an impairment charge of $18.7 million for the three months ended December 31, 2015. The impairment determination primarily resulted from the Company's review of HCRMC's operating results and market industry data which, among other factors, showed a declining trend in admissions from hospitals and continuing negative trends in patient mix and length of stay driven by Medicare Advantage and other Managed Care plans.

        As of September 30, 2015, the Company concluded that its equity investment in HCRMC was other-than-temporarily impaired and recorded an impairment charge of $17.2 million for the three months ended September 30, 2015. The impairment charge reduced the carrying amount of the Company's equity investment in HCRMC from $38.5 million to its fair value of $21.2 million. The impairment determination primarily resulted from the Company's review of HCRMC operating results and market and industry data which, among other factors, showed a declining trend in admissions from hospitals and continuing negative trends in patient mix and length of stay driven by Medicare Advantage and other Managed Care plans.

        The fair value of the Company's equity investment in HCRMC was based on a discounted cash flow valuation model, and inputs were considered to be Level 3 measurements within the fair value hierarchy. Inputs to this valuation model included earnings multiples, a discount rate and industry growth rates of revenue, operating expenses and property occupancy, some of which influence the Company's expectation of future cash flows from its equity investment in HCRMC and, accordingly, the fair value of its investment.

        The following is a summary of the quantitative information about fair value measurements for the impairment charge related to the Company's equity ownership interest in HCRMC, as of September 30, 2015, using a discounted cash flow valuation model:

Description of Input(s) to the Valuation	Valuation Inputs
Range of revenue growth rates(1)	(1.8)% - 3.0%
Range of occupancy growth rates(1)	(0.8)% - 0.2%
Range of operating expense growth rates(1)	(1.1)% - 3.1%
Discount rate	15.20%
Range of earnings multiples	6.0x - 7.0x

(1)
For growth rates, the value ranges provided represent the highest and lowest input utilized in the valuation model for any forecasted period.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. Equity Method Investment (Continued)

        During the year ended December 31, 2014, the Company concluded that its equity investment in HCRMC was other-than-temporarily impaired and recorded an impairment charge of $63.3 million. The impairment charge reduced the carrying amount of the Company's equity investment in HCRMC from $102.2 million to its fair value of $38.9 million. The impairment determination primarily resulted from the Company's review of HCRMC's preliminary base financial forecast for 2015, received in December 2014, together with HCRMC's year-to-date operating results through November 2014. The preliminary base financial forecast and operating results primarily reflected a continued shift in patient payor sources from Medicare to Medicare Advantage, which negatively impacts reimbursement rates and length of stay for HCRMC's skilled nursing segment.

        The fair value of the Company's equity investment was based on an income approach utilizing a discounted cash flow valuation model, and inputs were considered to be Level 3 measurements within the fair value hierarchy. Inputs to this valuation model included earnings multiples, a discount rate, industry growth rates of revenue, operating expenses and property occupancy, some of which influence the Company's expectation of future cash flows from its equity investment in HCRMC and, accordingly, the fair value of its investment.

        The following is a summary of the quantitative information about fair value measurements for the impairment charge related to the Company's equity ownership interest in HCRMC, as of December 31, 2014, using a discounted cash flow valuation model:

Description of Input(s) to the Valuation	Valuation Inputs
Range of revenue growth rates(1)	(0.2)% - 3.5%
Range of occupancy growth rates(1)	(0.3)% - 0.2%
Range of operating expense growth rates(1)	0.6% - 2.8%
Discount rate	13.7%
Range of earnings multiples	6.0x - 7.0x

(1)
For growth rates, the value ranges provided represent the highest and lowest input utilized in the valuation model for any forecasted period.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. Equity Method Investment (Continued)

        In determining the fair value of its interest in HCRMC, the Company applied the above valuation inputs, which resulted in a range of fair values of its equity investment in HCRMC of $35 million to $44 million based on the range of earnings multiples. The Company elected to use the mid-point of the valuation results and recorded an impairment charge to reduce the carrying value of its equity investment in HCRMC to $38.9 million.

        During the year ended December 31, 2013, the Company concluded that its equity investment in HCRMC was other-than-temporarily impaired and recorded an impairment charge of $15.6 million. The impairment charge reduced the carrying amount of the Company's equity method investment in HCRMC to $98.2 million. The impairment determination primarily resulted from the Company's review of HCRMC's preliminary base financial forecast for 2014, received in December 2013, together with HCRMC's year-to-date operating results through November 2013. The preliminary base financial forecast and operating results primarily reflected a continued shift in patient payor sources from Medicare to Medicare Advantage, which negatively impacts reimbursement rates and length of stay for HCRMC's skilled nursing segment.

        The fair value of the Company's equity investment in HCRMC was based on a discounted cash flow valuation model, the inputs to which were considered to be Level 3 measurements within the fair value hierarchy. Inputs to this valuation model included earnings multiples, a discount rate and industry growth rates for revenue, operating expenses and property occupancy, some of which influence the Company's expectation of future cash flows from its equity investment in HCRMC and, accordingly, the fair value of its investment.

        The following is a summary of the quantitative information about fair value measurements for the impairment charge related to the Company's equity ownership interest in HCRMC, as of December 31, 2013, using a discounted cash flow valuation model:

Description of Input(s) to the Valuation	Valuation Inputs
Range of revenue growth rates(1)	0.6% - 3.7%
Range of occupancy growth rates(1)	(1.0)% - 0.3%
Range of operating expense growth rates(1)	2.0% - 3.0%
Discount rate	14.0%
Range of earnings multiples	6.5x - 7.5x

(1)
For growth rates, the value ranges provided represent the highest and lowest input utilized in the valuation model for any forecasted period.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. Equity Method Investment (Continued)

        The following table summarizes HCRMC's consolidated financial information (in millions):

	December 31, 2015	December 31, 2014
Real estate and other property, net	$2,628.5	$2,934.4
Cash and cash equivalents	125.0	127.9
Goodwill, intangible and other assets, net	4,598.3	4,621.7

Total assets	$7,351.8	$7,684.0

Debt and financing obligations	$5,836.4	$6,108.3
Accounts payable, accrued liabilities and other	982.9	932.6
Redeemable preferred stock	2.1	2.1
Total equity(1)	530.4	641.0

Total liabilities and equity	$7,351.8	$7,684.0

	Year Ended December 31,
	2015	2014	2013
Revenues	$4,079.6	$4,145.5	$4,117.0
Operating, general and administrative expense	(3,548.5)	(3,572.9)	(3,494.2)
Depreciation and amortization expense	(137.4)	(142.9)	(142.6)
Asset impairment	—	(203.1)	—
Interest expense	(457.6)	(406.9)	(413.9)
Other income, net	10.9	7.2	6.6
Loss on disposal of assets	(46.7)	(1.4)	—

(Loss) income from continuing operations before income tax expense	(99.7)	(174.5)	72.9
Income tax expense	(5.6)	(210.4)	(422.1)

Loss from continuing operations	(105.3)	(384.9)	(349.2)
Loss from discontinued operations, net of taxes	(5.5)	(9.0)	(9.5)

Net loss(2)	$(110.8)	$(393.9)	$(358.7)

(1)
The carrying value of the Company's equity method investment differs from its calculated share of HCRMC's total equity by $47.7 million and $21.3 million as of December 31, 2015 and 2014, respectively, related to basis difference primarily allocated to goodwill and net intangibles, net real estate and deferred tax assets.

(2)
The net loss in 2015 includes $79 million related to HCRMC's goodwill that was allocated to disposal groups that were sold. The net loss in 2014 includes impairments, net of the related tax benefit, of $396 million related to HCRMC's deferred tax assets and trademark intangible assets. The impairments at HCRMC were the result of a continued shift in patient payor sources from Medicare to Medicare Advantage, which negatively impact reimbursement rates and length of stay for HCRMC's skilled nursing segment and a shift in HCRMC's marketing and branding strategy. The net loss in 2013 includes a charge of $400 million related to recording of a valuation allowance that reduced the carrying value of HCRMC's deferred tax assets to an amount that is more likely than not to be realized as determined by HCRMC's management. HCRMC's goodwill, intangible assets and deferred tax assets were considered in determining the Company's initial investments in the operations of HCRMC. Therefore, the related impairments and valuation allowance against the carrying value of the deferred tax assets do not impact the Company's recorded investment or impact the Company's share of earnings from its equity

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. Equity Method Investment (Continued)

  investment in HCRMC. However, the circumstances that led HCRMC's management to reach the determination that it was necessary to reduce the carrying value of their deferred tax and trademark intangible assets in 2014 are consistent with the Company's determination that its equity investment in HCRMC was impaired in December 2014. The Company's equity method investment in HCRMC is accounted for using the equity method and resulted in a reduction of rental revenue proportional to HCP's ownership in HCRMC. The elimination of the respective proportional lease expense at the HCRMC level in substance resulted in $37.5 million, $56.5 million and $56.8 million of rental revenue that was recharacterized to the Company's share of earnings from HCRMC (income from equity method investment) for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 7. Loan Receivable

        In August 2014, the Company provided a $67.6 million loan to a non-HCRMC operator which was repaid in full in November 2014. In connection with the loan, the Company recognized $1.0 million of interest income recorded in other income, net for the year ended December 31, 2014.

NOTE 8. Intangible Assets

        The Company's intangible assets, net were (in thousands):

	December 31,
Intangible assets	2015	2014
Lease-up intangibles	$325,176	$339,144
Above market tenant lease intangibles	120	120

Gross intangible assets	325,296	339,264
Accumulated depreciation and amortization	(100,888)	(85,512)

Intangible assets, net	$224,408	$253,752

        The remaining weighted average amortization period of intangible assets was 10.4 years and 11.2 years at December 31, 2015 and 2014, respectively.

        For the years ended December 31, 2015, 2014 and 2013, rental and related revenues include reductions to revenues of $31,000, $13,000 and $0, respectively, from the amortization of above market tenant lease intangibles. For the years ended December 31, 2015, 2014 and 2013, depreciation and amortization expense includes $23.4 million, $23.0 million and $22.7 million, respectively, from the amortization of lease-up intangibles.

        Estimated aggregate amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Amount
2016	$22,965
2017	22,787
2018	22,709
2019	22,709
2020	22,453
Thereafter	110,785

$224,408

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9. Other Assets

        The Company's other assets, net consisted of the following (in thousands):

	December 31,
	2015	2014
Right of use assets, net	$13,036	$14,203
Other	4,136	4,042

Total other assets, net	$17,172	$18,245

        Accumulated amortization of the right of use assets was $0.8 million and $0.7 million at December 31, 2015 and 2014, respectively. For each of the years ended December 31, 2015, 2014 and 2013, operating expenses include $0.1 million from the amortization of the right of use assets.

NOTE 10. Tenant Security Deposits and Deferred Revenue

        The Company's tenant security deposits and deferred revenue consisted of the following (in thousands):

	December 31,
	2015	2014
Tenant security deposits	$3,737	$3,700
Deferred revenue	687	815

Total tenant security deposits and deferred revenue	$4,424	$4,515

NOTE 11. Commitments and Contingencies

Legal Proceedings

        From time to time, the Company is a party to legal proceedings, lawsuits and other claims that arise in the ordinary course of the Company's business. Except as described below, the Company is not aware of any other legal proceedings or claims that it believes may have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition, results of operations or cash flows. The Company's policy is to expense legal costs as they are incurred.

        On May 9, 2016, a purported stockholder of HCP filed a putative class action complaint, Boynton Beach Firefighters' Pension Fund v. HCP, Inc., et al., Case No. 3:16-cv-01106-JJH, in the United States District Court for the Northern District of Ohio against HCP, certain of its officers, HCRMC, and certain of its officers, asserting violations of the federal securities laws. The suit asserts claims under section 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and alleges that HCP made certain false or misleading statements relating to the value of and risks concerning its investment in HCRMC by allegedly failing to disclose that HCRMC had engaged in billing fraud, as alleged by the DOJ in a pending suit against HCRMC arising from the False Claims Act. The DOJ lawsuit against HCRMC is described in greater detail in Note 4. As the Boynton Beach action is in its early stages, the defendants have not yet responded to the complaint. HCP believes the suit to be without merit and intend to vigorously defend against it.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11. Commitments and Contingencies (Continued)

        It is expected that, pursuant to a separation and distribution agreement that QCP and HCP expect to enter into in connection with the completion of the Spin-Off: (i) any liability arising from or relating to legal proceedings involving the assets to be owned by QCP will be assumed by QCP and that QCP will indemnify HCP and its subsidiaries (and its respective directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings, and (ii) HCP will agree to indemnify QCP (including its subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving HCP's real estate investment business prior to the Spin-Off and its retained properties. HCP is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its business, which will be subject to the indemnities to be provided by HCP to QCP.

Environmental Costs

        The Company monitors its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, financial condition or results of operations.

Commitments for Capital Additions

        Under the terms of the Master Lease, the Company is required through April 1, 2019, upon the Lessee's request, to provide the Lessee an amount to fund Capital Additions Costs (as defined in the Master Lease) approved by the Company, in the Company's reasonable discretion. Such an amount may not exceed $100 million in the aggregate ("Capital Addition Financing") and the Company is not obligated to advance more than $50 million in Capital Addition Financing in any single lease year. In connection with any Capital Addition Financing, the minimum rent allocated to the applicable property will be increased by an amount equal to the product of: (i) the amount disbursed on account of the Capital Addition Financing for the applicable property times (ii) at the time of any such disbursement, the greater of (a) 7.75% and (b) 500 basis points in excess of the then current 10-year Treasury Rate. Any such Capital Addition Financing shall be structured in a REIT tax-compliant fashion. The Company has not provided any funding towards the Capital Additions Costs as of December 31, 2015.

Tenant Purchase Options

        Certain leases contain purchase options whereby the tenant may elect to acquire the underlying real estate. Annualized base rent from leases subject to purchase options, summarized by the year the purchase options are exercisable, is as follows (dollars in thousands):

Year	Annualized Base Rent(1)	Number of Properties
2017(2)	$7,320	9
2019	11,737	12

	$19,057	21

(1)
Represents the most recent month's base rent annualized for 12 months. Base rent does not include tenant recoveries and non-cash revenue adjustments (i.e., straight- line rents, amortization of market lease intangibles and deferred revenues).

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11. Commitments and Contingencies (Continued)

(2)
Relates to a purchase price option for nine properties that is exercisable upon the earlier of: (i) the date on which the Company's lessee pays in full its mezzanine loan due to HCP or (ii) February 1, 2017 through February 28, 2017, provided the mezzanine loan, (which matures October 31, 2018) is paid-off or HCP provides a minimum of $65 million in secured financing for the acquisition.

NOTE 12. Concentration of Credit Risk

        Concentrations of credit risk arise when one or more tenants or operators related to the Company's investments are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its portfolio to assess potential concentrations of risks.

        Assets related to HCRMC represented 97% of the Company's total assets as of December 31, 2015 and 2014. The Company derived 95%, 95% and 96% of its total revenues from its lease with HCRMC for the years ended December 31, 2015, 2014 and 2013, respectively. Audited financial statements of HCRMC have been included, as an exhibit, in HCP's 2015 Annual Report on Form 10-K. HCP is a publicly traded company and is subject to the periodic filing requirements of the Exchange Act, as amended. Information filed with the SEC can be seen at www.sec.gov.

        To mitigate the credit risk of leasing properties to certain post-acute/skilled nursing and memory care/assisted living tenants and operators, leases are often combined into portfolios that contain cross-default terms, so that if a tenant or operator of any of the properties in a portfolio defaults on its obligations under its lease, the Company may pursue its remedies under the lease with respect to any of the properties in the portfolio. Certain portfolios also contain terms whereby the net operating profits of the properties are combined for the purpose of securing the funding of rental payments due under each lease.

        The Company's revenue concentration by state was as follows:

	Year Ended December 31,
	2015	2014	2013
Pennsylvania	22%	21%	21%
Illinois	11%	13%	13%
Ohio	10%	12%	12%

        The Company's asset concentration by state was as follows:

	December 31,
	2015	2014
Pennsylvania	21%	20%
Illinois	13%	13%
Ohio	13%	12%
Florida	11%	11%

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13. Subsequent Events

        The Company has evaluated subsequent events through June 17, 2016 the date on which the combined consolidated financial statements were issued, and through August 9, 2016, the date on which those combined consolidated financial statements were reissued.

Deferred Income Taxes

        During the three months ended March 31, 2016, HCP determined that it may sell its HCRMC assets during the next five years. As HCP had not yet met the 10 year holding requirement of certain states, HCP recorded a deferred tax liability related to state built-in gain tax. The Company calculated the deferred tax liability related to the state built-in gain tax using the separate return method. The Company recorded a deferred tax liability of $12.4 million representing its estimated exposure to state built-in gain tax as of March 31, 2016.

Legal Name Change

        The Company, formerly HCP SpinCo, Inc.'s Predecessor, was renamed Quality Care Properties Inc.'s Predecessor in conjunction with HCP SpinCo, Inc. being renamed Quality Care Properties, Inc. on June 22, 2016.

 Exhibits, Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts

		Additions		Deductions
Allowance Accounts(1) (in thousands) Year Ended December 31,	Balance at Beginning of Year	Amounts Charged Against Operations, net	Acquired Properties	Uncollectible Accounts Written-off	Disposed Properties	Balance at End of Year
2015	$846	$197,487	$—	$(117)	$—	$198,216
2014	1,034	—	—	(188)	—	846
2013	1,222	—	—	(188)	—	1,034

(1)
Includes allowance for straight-line rent reserves and doubtful accounts.

 Schedule III: Real Estate and Accumulated Depreciation
(dollars in thousands)

												Life on Which Depreciation in Latest Income Statement is Computed
				Initial Cost to Company			Gross Amount at Which Carried As of December 31, 2015
			Encumbrances at December 31, 2015			Costs Capitalized Subsequent to Acquisition
City	State	Property Type		Land	Buildings and Improvements		Land	Buildings and Improvements	Total(1)	Accumulated Depreciation	Year Acquired/ Constructed
1790 Citrus Heights	CA	Post-acute/skillednursing	$—	$4,298	$32,027	$—	$4,298	$32,027	$36,325	$(6,713)	2011	40
1791 Fountain Valley	CA	Post-acute/skillednursing	—	4,348	6,877	—	4,348	6,877	11,225	(2,729)	2011	40
1712 Hemet	CA	Post-acute/skillednursing	—	679	20,683	—	679	20,683	21,362	(5,532)	2011	40
1877 Palm Desert	CA	Post-acute/skillednursing	—	4,048	15,164	—	4,048	15,164	19,212	(4,877)	2011	40
1629 Sunnyvale	CA	Post-acute/skillednursing	—	10,597	15,528	—	10,597	15,528	26,125	(3,672)	2011	40
1656 Walnut Creek	CA	Post-acute/skillednursing	—	11,797	21,303	—	11,797	21,303	33,100	(4,359)	2011	45
1741 Walnut Creek	CA	Post-acute/skillednursing	—	7,248	40,865	—	7,248	40,865	48,113	(7,775)	2011	45
1792 Boulder	CO	Post-acute/skillednursing	—	5,248	18,064	—	5,248	18,064	23,312	(3,724)	2011	40
1713 Denver	CO	Post-acute/skillednursing	—	1,399	32,038	—	1,399	32,038	33,437	(6,048)	2011	40
0002 Fort Collins	CO	Post-acute/skillednursing	—	498	1,913	1,454	498	3,115	3,613	(3,114)	1985	25
0018 Morrison	CO	Post-acute/skillednursing	—	1,428	5,464	4,019	1,428	8,758	10,186	(8,638)	1985	24
1657 Wilmington	DE	Post-acute/skillednursing	—	2,349	36,550	—	2,349	36,550	38,899	(6,644)	2011	45
1793 Wilmington	DE	Post-acute/skillednursing	—	739	16,872	—	739	16,872	17,611	(4,248)	2011	40
1665 Boca Raton	FL	Post-acute/skillednursing	—	5,748	6,401	—	5,748	6,401	12,149	(1,520)	2011	45
1745 Boca Raton	FL	Post-acute/skillednursing	—	2,099	22,013	—	2,099	22,013	24,112	(4,519)	2011	45
1916 Boynton Beach	FL	Post-acute/skillednursing	—	3,798	18,100	—	3,798	18,100	21,898	(4,106)	2011	45
1747 Boynton Beach	FL	Post-acute/skillednursing	—	2,499	13,950	—	2,499	13,950	16,449	(2,739)	2011	45
1825 Delray Beach	FL	Post-acute/skillednursing	—	3,868	28,343	—	3,868	28,343	32,211	(4,434)	2011	55
1661 Dunedin	FL	Post-acute/skillednursing	—	1,399	15,931	—	1,399	15,931	17,330	(2,948)	2011	45
1664 Ft. Myers	FL	Post-acute/skillednursing	—	1,249	17,306	—	1,249	17,306	18,555	(3,600)	2011	45
1920 Ft. Myers	FL	Post-acute/skillednursing	—	3,298	17,375	—	3,298	17,375	20,673	(3,617)	2011	50
1663 Hialeah	FL	Post-acute/skillednursing	—	2,549	20,525	—	2,549	20,525	23,074	(3,940)	2011	45
1631 Jacksonville	FL	Post-acute/skillednursing	—	489	15,285	—	489	15,285	15,774	(3,062)	2011	40
1748 Jacksonville	FL	Post-acute/skillednursing	—	1,199	24,325	—	1,199	24,325	25,524	(4,341)	2011	45
1751 Lauder Hill	FL	Post-acute/skillednursing	—	1,599	13,613	—	1,599	13,613	15,212	(2,619)	2011	45
1662 Miami	FL	Post-acute/skillednursing	—	2,649	21,038	—	2,649	21,038	23,687	(4,754)	2011	45
1913 Naples	FL	Post-acute/skillednursing	—	1,349	14,362	—	1,349	14,362	15,711	(2,951)	2011	45
1918 Orange Park	FL	Post-acute/skillednursing	—	1,749	10,400	—	1,749	10,400	12,149	(3,040)	2011	45
1749 Palm Beach Gardens	FL	Post-acute/skillednursing	—	3,248	10,850	—	3,248	10,850	14,098	(2,412)	2011	45
1744 Palm Harbor	FL	Post-acute/skillednursing	—	3,349	23,687	—	3,349	23,687	27,036	(5,455)	2011	45
1917 Plantation	FL	Post-acute/skillednursing	—	1,500	17,950	—	1,500	17,950	19,450	(3,330)	2011	45
1750 Sarasota	FL	Post-acute/skillednursing	—	6,299	8,413	—	6,299	8,413	14,712	(2,594)	2011	50
1772 Sarasota	FL	Post-acute/skillednursing	—	1,000	7,238	—	1,000	7,238	8,238	(1,878)	2011	35
1827 Sarasota	FL	Post-acute/skillednursing	—	—	22,650	—	—	22,650	22,650	(4,586)	2011	45
1746 Tamarac	FL	Post-acute/skillednursing	—	3,249	16,200	—	3,249	16,200	19,449	(3,652)	2011	45
1914 Tampa	FL	Post-acute/skillednursing	—	1,450	21,812	—	1,450	21,812	23,262	(4,244)	2011	45
1660 Venice	FL	Post-acute/skillednursing	—	1,000	20,287	—	1,000	20,287	21,287	(3,808)	2011	50
1915 W. Palm Beach	FL	Post-acute/skillednursing	—	1,800	15,187	—	1,800	15,187	16,987	(3,038)	2011	45
2345 Winter Park	FL	Post-acute/skillednursing	—	1,703	8,966	—	1,703	8,966	10,669	(65)	2015	50
1829 Zephyrhills	FL	Post-acute/skillednursing	—	1,150	19,525	—	1,150	19,525	20,675	(3,496)	2011	45
1608 Decatur	GA	Post-acute/skillednursing	—	2,200	27,494	—	2,200	27,494	29,694	(5,115)	2011	35
1632 Marietta	GA	Post-acute/skillednursing	—	1,900	25,744	—	1,900	25,744	27,644	(4,553)	2011	40
1609 Cedar Rapids	IA	Post-acute/skillednursing	—	810	15,659	—	810	15,659	16,469	(3,591)	2011	35
1690 Davenport	IA	Post-acute/skillednursing	—	350	7,312	—	350	7,312	7,662	(2,051)	2011	35
2343 Davenport	IA	Post-acute/skillednursing	—	4,061	28,390	—	4,061	28,390	32,451	(507)	2015	50
1859 Dubuque	IA	Post-acute/skillednursing	—	410	14,077	—	410	14,077	14,487	(3,539)	2011	35
1753 W. Des Moines	IA	Post-acute/skillednursing	—	650	4,543	—	650	4,543	5,193	(1,492)	2011	60
1858 Waterloo	IA	Post-acute/skillednursing	—	600	11,550	—	600	11,550	12,150	(3,114)	2011	35
0297 Rexburg	ID	Post-acute/skillednursing	—	200	5,310	—	200	5,057	5,257	(2,528)	1998	35
1755 Canton	IL	Post-acute/skillednursing	—	440	5,154	—	440	5,154	5,594	(1,979)	2011	45
1796 Champaign	IL	Post-acute/skillednursing	—	850	7,950	—	850	7,950	8,800	(2,191)	2011	40
1773 Decatur	IL	Post-acute/skillednursing	—	100	16,962	—	100	16,962	17,062	(4,012)	2011	35
1754 Elk Grove Village	IL	Post-acute/skillednursing	—	7,249	32,701	—	7,249	32,701	39,950	(6,491)	2011	45
1611 Galesburg	IL	Post-acute/skillednursing	—	100	6,500	—	100	6,500	6,600	(1,859)	2011	35
1668 Henry	IL	Post-acute/skillednursing	—	550	11,081	—	550	11,081	11,631	(2,689)	2011	45
1880 Hinsdale	IL	Post-acute/skillednursing	—	8,549	57,251	—	8,549	57,251	65,800	(10,788)	2011	40
1756 Homewood	IL	Post-acute/skillednursing	—	1,550	16,075	—	1,550	16,075	17,625	(3,493)	2011	50
1831 Libertyville	IL	Post-acute/skillednursing	—	4,249	14,588	—	4,249	14,588	18,837	(3,988)	2011	45
1693 Macomb	IL	Post-acute/skillednursing	—	440	8,098	—	440	8,098	8,538	(2,320)	2011	35
1694 Moline	IL	Post-acute/skillednursing	—	1,300	39,437	—	1,300	39,437	40,737	(8,202)	2011	35
1774 Naperville	IL	Post-acute/skillednursing	—	2,250	27,125	—	2,250	27,125	29,375	(5,554)	2011	35
1691 Normal	IL	Post-acute/skillednursing	—	650	25,812	—	650	25,812	26,462	(5,294)	2011	35
1922 Northbrook	IL	Post-acute/skillednursing	—	2,200	9,550	—	2,200	9,550	11,750	(2,190)	2011	50
1715 Oak Lawn	IL	Post-acute/skillednursing	—	2,200	24,825	—	2,200	24,825	27,025	(4,860)	2011	40
1861 Oak Lawn	IL	Post-acute/skillednursing	—	4,349	39,125	—	4,349	39,125	43,474	(9,055)	2011	35
1832 Palos Heights	IL	Post-acute/skillednursing	—	5,999	59,951	—	5,999	59,951	65,950	(9,790)	2011	45
1921 Palos Heights	IL	Post-acute/skillednursing	—	3,049	41,037	—	3,049	41,037	44,086	(6,949)	2011	45
1834 Paxton	IL	Post-acute/skillednursing	—	500	20,650	—	500	20,650	21,150	(4,122)	2011	45
1860 Peoria	IL	Post-acute/skillednursing	—	750	24,537	—	750	24,537	25,287	(5,854)	2011	35
1692 Rolling Meadows	IL	Post-acute/skillednursing	—	1,200	5,288	—	1,200	5,288	6,488	(3,079)	2011	35
1634 S. Holland	IL	Post-acute/skillednursing	—	3,099	43,100	—	3,099	43,100	46,199	(7,528)	2011	40
1923 Westmont	IL	Post-acute/skillednursing	—	5,799	17,701	—	5,799	17,701	23,500	(4,655)	2011	45
0384 Angola	IN	Post-acute/skillednursing	—	130	2,900	2,791	130	5,691	5,821	(1,730)	1999	35
1716 Avon	IN	Post-acute/skillednursing	—	1,600	13,613	—	1,600	13,613	15,213	(3,029)	2011	40
1882 Carmel	IN	Post-acute/skillednursing	—	2,400	15,225	—	2,400	15,225	17,625	(2,556)	2011	40
0385 Fort Wayne	IN	Post-acute/skillednursing	—	200	4,150	2,667	200	6,817	7,017	(2,484)	1999	38
0386 Fort Wayne	IN	Post-acute/skillednursing	—	140	3,760	—	140	3,760	3,900	(1,737)	1999	35
0387 Huntington	IN	Post-acute/skillednursing	—	30	2,970	338	30	3,308	3,338	(1,439)	1999	35

												Life on Which Depreciation in Latest Income Statement is Computed
				Initial Cost to Company			Gross Amount at Which Carried As of December 31, 2015
			Encumbrances at December 31, 2015			Costs Capitalized Subsequent to Acquisition
City	State	Property Type		Land	Buildings and Improvements		Land	Buildings and Improvements	Total(1)	Accumulated Depreciation	Year Acquired/ Constructed
1612 Indianapolis	IN	Post-acute/skillednursing	—	1,450	26,413	—	1,450	26,413	27,863	(5,050)	2011	35
1883 Topeka	KS	Post-acute/skillednursing	—	1,050	8,313	—	1,050	8,313	9,363	(2,151)	2011	40
1717 Wichita	KS	Post-acute/skillednursing	—	650	4,813	—	650	4,813	5,463	(1,486)	2011	40
1777 Adelphi	MD	Post-acute/skillednursing	—	1,750	2,632	—	1,750	2,632	4,382	(1,253)	2011	35
1639 Baltimore	MD	Post-acute/skillednursing	—	2,500	6,938	—	2,500	6,938	9,438	(2,237)	2011	40
1927 Baltimore	MD	Post-acute/skillednursing	—	1,300	15,775	—	1,300	15,775	17,075	(3,037)	2011	50
1638 Bethesda	MD	Post-acute/skillednursing	—	6,799	1,513	—	6,799	1,513	8,312	(429)	2011	40
1836 Catonsville	MD	Post-acute/skillednursing	—	2,450	25,413	—	2,450	25,413	27,863	(4,101)	2011	60
1696 Chevy Chase	MD	Post-acute/skillednursing	—	14,748	4,577	—	14,748	4,577	19,325	(2,005)	2011	35
1863 Hyattsville	MD	Post-acute/skillednursing	—	2,450	17,825	—	2,450	17,825	20,275	(3,070)	2011	35
1718 Largo	MD	Post-acute/skillednursing	—	950	11,856	—	950	11,856	12,806	(2,821)	2011	40
1669 Potomac	MD	Post-acute/skillednursing	—	14,698	26,590	—	14,698	26,590	41,288	(5,508)	2011	45
1757 Silver Spring	MD	Post-acute/skillednursing	—	1,650	18,800	—	1,650	18,800	20,450	(3,842)	2011	45
1637 Towson	MD	Post-acute/skillednursing	—	1,300	16,900	—	1,300	16,900	18,200	(2,339)	2011	40
1776 Towson	MD	Post-acute/skillednursing	—	1,950	11,250	—	1,950	11,250	13,200	(2,992)	2011	35
1799 Towson	MD	Post-acute/skillednursing	—	2,850	14,213	—	2,850	14,213	17,063	(3,599)	2011	40
1695 Wheaton	MD	Post-acute/skillednursing	—	1,500	9,850	—	1,500	9,850	11,350	(2,395)	2011	35
1697 Allen Park	MI	Post-acute/skillednursing	—	2,500	40,637	—	2,500	40,637	43,137	(7,957)	2011	35
1839 Ann Arbor	MI	Post-acute/skillednursing	—	5,399	29,288	—	5,399	29,288	34,687	(6,116)	2011	50
1779 Battle Creek	MI	Post-acute/skillednursing	—	1,000	9,856	—	1,000	9,856	10,856	(2,070)	2011	35
1890 Bay City	MI	Post-acute/skillednursing	—	900	14,987	—	900	14,987	15,887	(2,694)	2011	40
1887 Bloomfield Hills	MI	Post-acute/skillednursing	—	1,950	12,263	—	1,950	12,263	14,213	(5,030)	2011	40
1838 Canton	MI	Post-acute/skillednursing	—	1,600	43,050	—	1,600	43,050	44,650	(5,963)	2011	55
1886 Dearborn Heights	MI	Post-acute/skillednursing	—	3,199	21,100	—	3,199	21,100	24,299	(4,916)	2011	40
1888 Flint	MI	Post-acute/skillednursing	—	550	37,406	—	550	37,406	37,956	(6,520)	2011	40
1721 Flushing	MI	Post-acute/skillednursing	—	1,250	34,000	—	1,250	34,000	35,250	(5,783)	2011	40
1778 Grand Rapids	MI	Post-acute/skillednursing	—	2,850	4,563	—	2,850	4,563	7,413	(1,352)	2011	35
1802 Grand Rapids	MI	Post-acute/skillednursing	—	3,949	4,276	—	3,949	4,276	8,225	(2,087)	2011	40
1722 Grosse Pointe	MI	Post-acute/skillednursing	—	900	10,169	—	900	10,169	11,069	(2,371)	2011	40
1781 Ionia	MI	Post-acute/skillednursing	—	350	6,781	—	350	6,781	7,131	(2,142)	2011	35
1613 Kingsford	MI	Post-acute/skillednursing	—	1,450	14,450	—	1,450	14,450	15,900	(3,019)	2011	35
1641 Livonia	MI	Post-acute/skillednursing	—	1,750	4,569	—	1,750	4,569	6,319	(958)	2011	40
1800 Livonia	MI	Post-acute/skillednursing	—	1,650	4,550	—	1,650	4,550	6,200	(1,787)	2011	40
1929 Muskegon	MI	Post-acute/skillednursing	—	2,050	13,006	—	2,050	13,006	15,056	(2,808)	2011	45
1640 Plymouth	MI	Post-acute/skillednursing	—	1,300	19,287	—	1,300	19,287	20,587	(3,870)	2011	40
1889 Three Rivers	MI	Post-acute/skillednursing	—	1,300	10,050	—	1,300	10,050	11,350	(2,856)	2011	40
1670 Troy	MI	Post-acute/skillednursing	—	2,150	47,868	—	2,150	47,868	50,018	(5,792)	2011	60
1759 W. Bloomfield Township	MI	Post-acute/skillednursing	—	4,799	24,963	—	4,799	24,963	29,762	(4,408)	2011	45
1642 Whitehall	MI	Post-acute/skillednursing	—	2,650	9,638	—	2,650	9,638	12,288	(1,809)	2011	40
1698 Wyoming	MI	Post-acute/skillednursing	—	1,100	10,837	—	1,100	10,837	11,937	(2,448)	2011	35
1865 Florissant	MO	Post-acute/skillednursing	—	1,100	2,706	—	1,100	2,706	3,806	(1,019)	2011	35
1864 Springfield	MO	Post-acute/skillednursing	—	2,100	3,270	—	2,100	3,270	5,370	(1,258)	2011	35
1803 Pinehurst	NC	Post-acute/skillednursing	—	1,200	11,325	—	1,200	11,325	12,525	(2,508)	2011	40
1614 Fargo	ND	Post-acute/skillednursing	—	650	15,250	—	650	15,250	15,900	(3,454)	2011	35
1671 Mountainside	NJ	Post-acute/skillednursing	—	8,099	8,976	—	8,099	8,976	17,075	(1,961)	2011	45
1615 New Providence	NJ	Post-acute/skillednursing	—	8,849	3,114	—	8,849	3,114	11,963	(1,074)	2011	35
1804 Paulsboro	NJ	Post-acute/skillednursing	—	2,400	31,112	—	2,400	31,112	33,512	(6,437)	2011	40
2348 Sewell	NJ	Post-acute/skillednursing	—	5,460	20,020	—	5,460	20,020	25,480	(89)	2015	50
1931 Voorhees Township	NJ	Post-acute/skillednursing	—	4,299	15,763	—	4,299	15,763	20,062	(3,773)	2011	60
1842 Reno	NV	Post-acute/skillednursing	—	—	21,025	—	—	21,025	21,025	(4,668)	2011	45
2342 Sparks	NV	Post-acute/skillednursing	—	2,204	17,952	—	2,204	17,952	20,156	(190)	2015	50
0388 Las Vegas	NV	Post-acute/skillednursing	—	1,300	3,950	5,124	1,300	9,074	10,374	(2,462)	1999	35
0389 Las Vegas	NV	Post-acute/skillednursing	—	1,300	5,800	—	1,300	5,800	7,100	(2,679)	1999	35
1808 Akron	OH	Post-acute/skillednursing	—	1,000	11,925	—	1,000	11,925	12,925	(2,330)	2011	40
1805 Barberton	OH	Post-acute/skillednursing	—	950	14,937	—	950	14,937	15,887	(3,020)	2011	40
1674 Bellefontaine	OH	Post-acute/skillednursing	—	2,050	5,644	—	2,050	5,644	7,694	(1,693)	2011	45
1726 Bucyrus	OH	Post-acute/skillednursing	—	450	8,387	—	450	8,387	8,837	(1,993)	2011	40
1895 Canton	OH	Post-acute/skillednursing	—	1,900	4,900	—	1,900	4,900	6,800	(997)	2011	40
1677 Centerville	OH	Post-acute/skillednursing	—	4,349	29,088	—	4,349	29,088	33,437	(5,071)	2011	50
1811 Chillicothe	OH	Post-acute/skillednursing	—	950	13,762	—	950	13,762	14,712	(2,715)	2011	40
1893 Cleveland	OH	Post-acute/skillednursing	—	1,100	6,063	—	1,100	6,063	7,163	(1,800)	2011	40
1648 Dayton	OH	Post-acute/skillednursing	—	1,600	18,462	—	1,600	18,462	20,062	(3,605)	2011	40
2347 Dublin	OH	Post-acute/skillednursing	—	3,395	23,179	—	3,395	23,179	26,574	(71)	2015	50
0390 Fairborn	OH	Post-acute/skillednursing	—	250	4,850	—	250	4,850	5,100	(2,240)	1999	35
1700 Fairfield	OH	Post-acute/skillednursing	—	850	14,351	—	850	14,351	15,201	(3,494)	2011	35
0391 Georgetown	OH	Post-acute/skillednursing	—	130	4,970	—	130	4,970	5,100	(2,296)	1999	35
1868 Greenville	OH	Post-acute/skillednursing	—	850	8,287	—	850	8,287	9,137	(2,183)	2011	35
1812 Hillsboro	OH	Post-acute/skillednursing	—	1,450	14,438	—	1,450	14,438	15,888	(2,878)	2011	40
1724 Jackson	OH	Post-acute/skillednursing	—	650	3,156	—	650	3,156	3,806	(624)	2011	40
1727 Kettering	OH	Post-acute/skillednursing	—	1,750	15,875	—	1,750	15,875	17,625	(3,298)	2011	40
1807 Madeira	OH	Post-acute/skillednursing	—	1,050	10,138	—	1,050	10,138	11,188	(2,949)	2011	40
1728 Marietta	OH	Post-acute/skillednursing	—	400	7,575	—	400	7,575	7,975	(1,980)	2011	40
1672 Marion	OH	Post-acute/skillednursing	—	3,449	26,925	—	3,449	26,925	30,374	(3,960)	2011	60
1646 Mayfield Heights	OH	Post-acute/skillednursing	—	600	18,725	—	600	18,725	19,325	(3,803)	2011	40
1933 Mentor	OH	Post-acute/skillednursing	—	400	34,825	—	400	34,825	35,225	(6,124)	2011	45
1673 Miamisburg	OH	Post-acute/skillednursing	—	900	18,512	—	900	18,512	19,412	(4,234)	2011	45
1645 N. Olmsted	OH	Post-acute/skillednursing	—	1,300	15,880	—	1,300	15,880	17,180	(3,797)	2011	40
1806 Oregon	OH	Post-acute/skillednursing	—	550	10,025	—	550	10,025	10,575	(2,354)	2011	40
1762 Parma	OH	Post-acute/skillednursing	—	3,549	21,450	—	3,549	21,450	24,999	(3,701)	2011	60
1809 Perrysburg	OH	Post-acute/skillednursing	—	750	21,712	—	750	21,712	22,462	(4,490)	2011	40
1730 Piqua	OH	Post-acute/skillednursing	—	1,000	5,661	—	1,000	5,661	6,661	(1,753)	2011	40
0392 Port Clinton	OH	Post-acute/skillednursing	—	370	3,630	—	370	3,630	4,000	(1,677)	1999	35

												Life on Which Depreciation in Latest Income Statement is Computed
				Initial Cost to Company			Gross Amount at Which Carried As of December 31, 2015
			Encumbrances at December 31, 2015			Costs Capitalized Subsequent to Acquisition
City	State	Property Type		Land	Buildings and Improvements		Land	Buildings and Improvements	Total(1)	Accumulated Depreciation	Year Acquired/ Constructed
1729 Portsmouth	OH	Post-acute/skillednursing	—	550	20,375	—	550	20,375	20,925	(3,666)	2011	40
1813 S. Point	OH	Post-acute/skillednursing	—	50	23,450	—	50	23,450	23,500	(3,865)	2011	40
1647 Springfield	OH	Post-acute/skillednursing	—	100	11,087	—	100	11,087	11,187	(3,145)	2011	40
0393 Springfield	OH	Post-acute/skillednursing	—	213	3,950	2,113	213	6,063	6,276	(2,194)	1999	35
1782 Toledo	OH	Post-acute/skillednursing	—	350	12,456	—	350	12,456	12,806	(2,749)	2011	35
0394 Toledo	OH	Post-acute/skillednursing	—	120	5,130	—	120	5,130	5,250	(2,370)	1999	35
2346 Twinsburg	OH	Post-acute/skillednursing	—	3,519	24,031	—	3,519	24,031	27,550	(73)	2015	50
0395 Versailles	OH	Post-acute/skillednursing	—	120	4,980	—	120	4,980	5,100	(2,300)	1999	35
1675 Waterville	OH	Post-acute/skillednursing	—	150	12,375	—	150	12,375	12,525	(2,826)	2011	45
1896 Wauseon	OH	Post-acute/skillednursing	—	50	2,812	—	50	2,812	2,862	(999)	2011	40
1867 Westerville	OH	Post-acute/skillednursing	—	650	16,156	—	650	16,156	16,806	(4,309)	2011	35
1870 Westerville	OH	Post-acute/skillednursing	—	650	10,206	—	650	10,206	10,856	(2,769)	2011	35
1892 Willoughby	OH	Post-acute/skillednursing	—	800	28,575	—	800	28,575	29,375	(5,970)	2011	40
1731 Allentown	PA	Post-acute/skillednursing	—	700	21,625	—	700	21,625	22,325	(4,480)	2011	40
1706 Bedford	PA	Post-acute/skillednursing	—	150	11,975	—	150	11,975	12,125	(2,439)	2011	35
1681 Bethel Park	PA	Post-acute/skillednursing	—	700	22,800	—	700	22,800	23,500	(4,349)	2011	45
1732 Bethlehem	PA	Post-acute/skillednursing	—	1,450	46,862	—	1,450	46,862	48,312	(8,224)	2011	40
1818 Bethlehem	PA	Post-acute/skillednursing	—	1,450	27,538	—	1,450	27,538	28,988	(5,847)	2011	40
1736 Camp Hill	PA	Post-acute/skillednursing	—	310	25,865	—	310	25,865	26,175	(5,149)	2011	40
1766 Canonsburg	PA	Post-acute/skillednursing	—	850	23,450	—	850	23,450	24,300	(4,417)	2011	45
1650 Carlisle	PA	Post-acute/skillednursing	—	700	13,625	—	700	13,625	14,325	(3,363)	2011	40
1733 Chambersburg	PA	Post-acute/skillednursing	—	1,450	29,275	—	1,450	29,275	30,725	(5,887)	2011	40
1899 Dallastown	PA	Post-acute/skillednursing	—	950	30,337	—	950	30,337	31,287	(6,595)	2011	40
1622 E. York	PA	Post-acute/skillednursing	—	1,050	26,250	—	1,050	26,250	27,300	(4,865)	2011	35
1651 Easton	PA	Post-acute/skillednursing	—	5,399	33,688	—	5,399	33,688	39,087	(6,660)	2011	40
1848 Easton	PA	Post-acute/skillednursing	—	1,850	38,556	—	1,850	38,556	40,406	(5,834)	2011	55
1621 Elizabethtown	PA	Post-acute/skillednursing	—	550	15,962	—	550	15,962	16,512	(3,713)	2011	35
1705 Erie	PA	Post-acute/skillednursing	—	150	14,837	—	150	14,837	14,987	(3,398)	2011	35
1764 Huntingdon Valley	PA	Post-acute/skillednursing	—	2,250	11,400	—	2,250	11,400	13,650	(2,622)	2011	50
1734 Jersey Shore	PA	Post-acute/skillednursing	—	50	15,287	—	50	15,287	15,337	(3,228)	2011	40
1765 King of Prussia	PA	Post-acute/skillednursing	—	4,199	19,113	—	4,199	19,113	23,312	(4,044)	2011	45
1900 Kingston	PA	Post-acute/skillednursing	—	650	25,525	—	650	25,525	26,175	(5,109)	2011	40
1703 Lancaster	PA	Post-acute/skillednursing	—	1,600	32,375	—	1,600	32,375	33,975	(6,348)	2011	35
1901 Laureldale	PA	Post-acute/skillednursing	—	550	43,212	—	550	43,212	43,762	(8,040)	2011	40
1815 Lebanon	PA	Post-acute/skillednursing	—	800	19,650	—	800	19,650	20,450	(4,245)	2011	40
1680 Monroeville	PA	Post-acute/skillednursing	—	700	21,200	—	700	21,200	21,900	(3,980)	2011	50
1847 Montgomeryville	PA	Post-acute/skillednursing	—	3,299	18,600	—	3,299	18,600	21,899	(4,243)	2011	45
1683 Pittsburgh	PA	Post-acute/skillednursing	—	1,900	32,150	—	1,900	32,150	34,050	(4,849)	2011	50
1785 Pittsburgh	PA	Post-acute/skillednursing	—	800	15,725	—	800	15,725	16,525	(4,088)	2011	35
1820 Pittsburgh	PA	Post-acute/skillednursing	—	3,899	4,338	—	3,899	4,338	8,237	(848)	2011	40
1874 Pittsburgh	PA	Post-acute/skillednursing	—	500	13,150	—	500	13,150	13,650	(3,739)	2011	35
1935 Pittsburgh	PA	Post-acute/skillednursing	—	250	28,175	—	250	28,175	28,425	(5,676)	2011	45
1936 Pittsburgh	PA	Post-acute/skillednursing	—	850	30,312	—	850	30,312	31,162	(5,901)	2011	45
1784 Pottstown	PA	Post-acute/skillednursing	—	800	26,725	—	800	26,725	27,525	(5,500)	2011	35
1816 Pottsville	PA	Post-acute/skillednursing	—	150	26,587	—	150	26,587	26,737	(5,235)	2011	40
1819 Sinking Spring	PA	Post-acute/skillednursing	—	1,500	41,137	—	1,500	41,137	42,637	(7,711)	2011	40
1735 Sunbury	PA	Post-acute/skillednursing	—	250	15,863	—	250	15,863	16,113	(2,299)	2011	40
1619 W. Reading	PA	Post-acute/skillednursing	—	1,350	27,075	—	1,350	27,075	28,425	(5,710)	2011	35
1875 Wallingford	PA	Post-acute/skillednursing	—	2,250	19,650	—	2,250	19,650	21,900	(5,353)	2011	35
1873 Wilkes-Barre	PA	Post-acute/skillednursing	—	450	11,300	—	450	11,300	11,750	(2,918)	2011	35
1817 Williamsport	PA	Post-acute/skillednursing	—	350	15,550	—	350	15,550	15,900	(3,592)	2011	40
1902 Williamsport	PA	Post-acute/skillednursing	—	450	9,213	—	450	9,213	9,663	(2,590)	2011	40
1846 Yardley	PA	Post-acute/skillednursing	—	17,797	13,802	—	17,797	13,802	31,599	(3,483)	2011	45
1704 Yeadon	PA	Post-acute/skillednursing	—	850	34,399	—	850	34,399	35,249	(6,948)	2011	35
1620 York	PA	Post-acute/skillednursing	—	2,000	16,763	—	2,000	16,763	18,763	(3,985)	2011	35
1903 York	PA	Post-acute/skillednursing	—	1,200	17,037	—	1,200	17,037	18,237	(4,184)	2011	40
1737 Charleston	SC	Post-acute/skillednursing	—	1,950	22,162	—	1,950	22,162	24,112	(4,294)	2011	40
1786 Columbia	SC	Post-acute/skillednursing	—	400	5,638	—	400	5,638	6,038	(1,742)	2011	35
1623 Greenville	SC	Post-acute/skillednursing	—	900	16,444	—	900	16,444	17,344	(3,453)	2011	35
1738 Greenville	SC	Post-acute/skillednursing	—	1,100	18,475	—	1,100	18,475	19,575	(3,773)	2011	40
1849 Hanahan	SC	Post-acute/skillednursing	—	2,000	19,150	—	2,000	19,150	21,150	(4,132)	2011	45
1906 Union	SC	Post-acute/skillednursing	—	500	24,787	—	500	24,787	25,287	(4,855)	2011	40
1624 Aberdeen	SD	Post-acute/skillednursing	—	500	13,600	—	500	13,600	14,100	(3,067)	2011	35
1850 Austin	TX	Post-acute/skillednursing	—	1,400	11,125	—	1,400	11,125	12,525	(3,454)	2011	45
1939 Bedford	TX	Post-acute/skillednursing	—	600	9,025	—	600	9,025	9,625	(2,050)	2011	45
1707 Ft. Worth	TX	Post-acute/skillednursing	—	650	3,169	—	650	3,169	3,819	(919)	2011	35
1708 Ft. Worth	TX	Post-acute/skillednursing	—	400	4,450	—	400	4,450	4,850	(1,499)	2011	35
1908 SanAntonio	TX	Post-acute/skillednursing	—	550	18,900	—	550	18,900	19,450	(4,488)	2011	40
0296 Ogden	UT	Post-acute/skillednursing	—	249	4,685	—	249	4,430	4,679	(2,190)	1998	35
1710 Alexandria	VA	Post-acute/skillednursing	—	2,000	9,350	—	2,000	9,350	11,350	(2,246)	2011	35
1822 Arlington	VA	Post-acute/skillednursing	—	4,249	15,725	—	4,249	15,725	19,974	(3,447)	2011	40
1852 Fairfax	VA	Post-acute/skillednursing	—	8,449	15,051	—	8,449	15,051	23,500	(3,784)	2011	45
0681 Fishersville	VA	Post-acute/skillednursing	—	751	7,734	—	751	7,220	7,971	(2,111)	2004	40
0682 Floyd	VA	Post-acute/skillednursing	—	309	2,263	—	309	1,893	2,202	(881)	2004	25
0689 Independence	VA	Post-acute/skillednursing	—	206	8,366	—	206	7,810	8,016	(2,262)	2004	40
1909 Lynchburg	VA	Post-acute/skillednursing	—	200	15,075	—	200	15,075	15,275	(3,619)	2011	40
0683 Newport News	VA	Post-acute/skillednursing	—	535	6,192	—	535	5,719	6,254	(1,672)	2004	40
1767 Richmond	VA	Post-acute/skillednursing	—	950	25,225	—	950	25,225	26,175	(4,436)	2011	45
1787 Richmond	VA	Post-acute/skillednursing	—	950	14,762	—	950	14,762	15,712	(4,934)	2011	35
0684 Roanoke	VA	Post-acute/skillednursing	—	586	7,159	—	586	6,696	7,282	(1,957)	2004	40
0685 Staunton	VA	Post-acute/skillednursing	—	422	8,681	—	422	8,136	8,558	(2,376)	2004	40
0686 Williamsburg	VA	Post-acute/skillednursing	—	699	4,886	—	699	4,464	5,163	(1,306)	2004	40
0690 Windsor	VA	Post-acute/skillednursing	—	319	7,543	—	319	7,018	7,337	(2,032)	2004	40

												Life on Which Depreciation in Latest Income Statement is Computed
				Initial Cost to Company			Gross Amount at Which Carried As of December 31, 2015
			Encumbrances at December 31, 2015			Costs Capitalized Subsequent to Acquisition
City	State	Property Type		Land	Buildings and Improvements		Land	Buildings and Improvements	Total(1)	Accumulated Depreciation	Year Acquired/ Constructed
0687 Woodstock	VA	Post-acute/skillednursing	—	603	5,394	8	603	4,987	5,590	(1,459)	2004	40
1686 Gig Harbor	WA	Post-acute/skillednursing	—	900	18,425	—	900	18,425	19,325	(3,380)	2011	45
1768 Lynnwood	WA	Post-acute/skillednursing	—	1,300	24,550	—	1,300	24,550	25,850	(4,533)	2011	45
1910 Spokane	WA	Post-acute/skillednursing	—	1,800	29,925	—	1,800	29,925	31,725	(5,881)	2011	40
1769 Tacoma	WA	Post-acute/skillednursing	—	1,050	33,000	—	1,050	33,000	34,050	(5,594)	2011	45
2344 Vancouver	WA	Post-acute/skillednursing	—	3,345	27,249	—	3,345	27,249	30,594	(289)	2015	50
1789 Fond du Lac	WI	Post-acute/skillednursing	—	670	3,861	—	670	3,861	4,531	(768)	2011	35
1626 Green Bay	WI	Post-acute/skillednursing	—	300	15,760	—	300	15,760	16,060	(3,686)	2011	35
1788 Green Bay	WI	Post-acute/skillednursing	—	200	3,937	—	200	3,937	4,137	(1,756)	2011	35
1627 Kenosha	WI	Post-acute/skillednursing	—	650	12,713	—	650	12,713	13,363	(3,435)	2011	35
1711 Platteville	WI	Post-acute/skillednursing	—	350	5,325	—	350	5,325	5,675	(1,781)	2011	35
1687 Waukesha	WI	Post-acute/skillednursing	—	700	4,694	—	700	4,694	5,394	(788)	2011	50
1742 Avon	CT	Memorycare/assistedliving	—	4,059	13,800	—	4,059	13,800	17,859	(2,048)	2011	45
1878 Farmington	CT	Memorycare/assistedliving	—	3,599	13,801	—	3,599	13,801	17,400	(2,221)	2011	40
1743 Wilmington	DE	Memorycare/assistedliving	—	380	3,520	—	380	3,520	3,900	(963)	2011	45
1658 Delray Beach	FL	Memorycare/assistedliving	—	1,940	8,844	—	1,940	8,844	10,784	(1,440)	2011	45
1919 Ft. Myers	FL	Memorycare/assistedliving	—	920	9,872	—	920	9,872	10,792	(1,549)	2011	45
1794 Largo	FL	Memorycare/assistedliving	—	1,250	6,759	—	1,250	6,759	8,009	(1,301)	2011	40
1879 Naples	FL	Memorycare/assistedliving	—	—	9,999	—	—	9,999	9,999	(1,686)	2011	40
1826 Naples	FL	Memorycare/assistedliving	—	—	11,015	—	—	11,015	11,015	(1,669)	2011	45
1714 Palm Harbor	FL	Memorycare/assistedliving	—	2,650	8,134	—	2,650	8,134	10,784	(1,465)	2011	40
1659 Sarasota	FL	Memorycare/assistedliving	—	2,150	11,084	—	2,150	11,084	13,234	(1,677)	2011	45
1824 Seminole	FL	Memorycare/assistedliving	—	1,400	6,950	—	1,400	6,950	8,350	(1,240)	2011	45
1830 Tampa	FL	Memorycare/assistedliving	—	3,699	8,509	—	3,699	8,509	12,208	(1,489)	2011	45
1630 W. Palm Beach	FL	Memorycare/assistedliving	—	1,250	2,950	—	1,250	2,950	4,200	(683)	2011	40
1752 Winter Springs	FL	Memorycare/assistedliving	—	2,500	11,126	—	2,500	11,126	13,626	(1,765)	2011	45
1635 E. Peoria	IL	Memorycare/assistedliving	—	2,550	23,300	—	2,550	23,300	25,850	(5,011)	2011	40
1795 Elk Grove Village	IL	Memorycare/assistedliving	—	3,949	8,618	—	3,949	8,618	12,567	(1,605)	2011	40
1925 Geneva	IL	Memorycare/assistedliving	—	2,400	10,151	—	2,400	10,151	12,551	(1,662)	2011	45
1924 Glen Ellyn	IL	Memorycare/assistedliving	—	4,749	14,785	—	4,749	14,785	19,534	(2,152)	2011	45
1667 Northbrook	IL	Memorycare/assistedliving	—	1,100	6,225	—	1,100	6,225	7,325	(1,248)	2011	45
1666 Palos Heights	IL	Memorycare/assistedliving	—	750	11,817	—	750	11,817	12,567	(1,838)	2011	45
1633 S. Holland	IL	Memorycare/assistedliving	—	1,600	6,201	—	1,600	6,201	7,801	(1,318)	2011	40
1881 Carmel	IN	Memorycare/assistedliving	—	650	9,117	—	650	9,117	9,767	(1,498)	2011	40
1837 Kensington	MD	Memorycare/assistedliving	—	11,998	14,519	—	11,998	14,519	26,517	(1,978)	2011	50
1758 Pikesville	MD	Memorycare/assistedliving	—	650	5,400	—	650	5,400	6,050	(714)	2011	45
1926 Pikesville	MD	Memorycare/assistedliving	—	450	10,000	—	450	10,000	10,450	(1,562)	2011	45
1797 Potomac	MD	Memorycare/assistedliving	—	5,899	9,435	—	5,899	9,435	15,334	(1,619)	2011	40
1885 Silver Spring	MD	Memorycare/assistedliving	—	1,600	9,817	—	1,600	9,817	11,417	(1,664)	2011	40
1928 Towson	MD	Memorycare/assistedliving	—	6,749	12,085	—	6,749	12,085	18,834	(1,867)	2011	45
1840 Bingham Farms	MI	Memorycare/assistedliving	—	1,200	9,592	—	1,200	9,592	10,792	(1,519)	2011	45
1720 Flushing	MI	Memorycare/assistedliving	—	1,100	1,400	—	1,100	1,400	2,500	(332)	2011	40
1760 Livonia	MI	Memorycare/assistedliving	—	2,000	11,626	—	2,000	11,626	13,626	(1,818)	2011	45
1719 Sterling Heights	MI	Memorycare/assistedliving	—	850	5,342	—	850	5,342	6,192	(1,133)	2011	40
0842 Great Falls	MT	Memorycare/assistedliving	—	500	5,683	—	500	5,423	5,923	(1,333)	2006	40
1723 Cherry Hill	NJ	Memorycare/assistedliving	—	3,699	6,409	—	3,699	6,409	10,108	(1,343)	2011	40
1761 W. Orange	NJ	Memorycare/assistedliving	—	—	10,909	—	—	10,909	10,909	(1,743)	2011	45
1930 Wayne	NJ	Memorycare/assistedliving	—	—	16,434	—	—	16,434	16,434	(2,326)	2011	45
1841 Whippany	NJ	Memorycare/assistedliving	—	8,149	12,068	—	8,149	12,068	20,217	(1,865)	2011	45
1844 Akron	OH	Memorycare/assistedliving	—	1,300	2,942	—	1,300	2,942	4,242	(817)	2011	45
1843 Chagrin Falls	OH	Memorycare/assistedliving	—	5,699	9,085	—	5,699	9,085	14,784	(1,466)	2011	45
1763 Cincinnati	OH	Memorycare/assistedliving	—	6,499	10,677	—	6,499	10,677	17,176	(1,718)	2011	45
1699 Fairfield	OH	Memorycare/assistedliving	—	1,300	6,717	—	1,300	6,717	8,017	(1,726)	2011	35
1932 Kenwood	OH	Memorycare/assistedliving	—	1,100	11,917	—	1,100	11,917	13,017	(1,849)	2011	45
1676 Parma	OH	Memorycare/assistedliving	—	1,700	10,167	—	1,700	10,167	11,867	(1,580)	2011	45
1810 Perrysburg	OH	Memorycare/assistedliving	—	1,050	8,717	—	1,050	8,717	9,767	(1,949)	2011	40
1871 Westerville	OH	Memorycare/assistedliving	—	650	10,534	—	650	10,534	11,184	(2,325)	2011	35
1644 Westlake	OH	Memorycare/assistedliving	—	500	9,950	—	500	9,950	10,450	(1,680)	2011	40
1898 Allentown	PA	Memorycare/assistedliving	—	1,630	12,337	—	1,630	12,337	13,967	(1,964)	2011	40
1872 Devon	PA	Memorycare/assistedliving	—	1,300	27,625	—	1,300	27,625	28,925	(5,784)	2011	35
1682 Harrisburg	PA	Memorycare/assistedliving	—	650	15,168	—	650	15,168	15,818	(2,192)	2011	45
1845 Hatboro	PA	Memorycare/assistedliving	—	4,149	12,601	—	4,149	12,601	16,750	(1,921)	2011	45
1904 Jefferson Hills	PA	Memorycare/assistedliving	—	500	3,550	—	500	3,550	4,050	(1,003)	2011	40
1649 King of Prussia	PA	Memorycare/assistedliving	—	3,899	10,751	—	3,899	10,751	14,650	(1,775)	2011	40
1937 Lebanon	PA	Memorycare/assistedliving	—	600	7,409	—	600	7,409	8,009	(1,373)	2011	45
1678 Monroeville	PA	Memorycare/assistedliving	—	800	4,567	—	800	4,567	5,367	(989)	2011	45
1679 Pittsburgh	PA	Memorycare/assistedliving	—	100	8,250	—	100	8,250	8,350	(1,377)	2011	45
1814 Yardley	PA	Memorycare/assistedliving	—	10,098	4,394	—	10,098	4,394	14,492	(1,020)	2011	40
1684 Austin	TX	Memorycare/assistedliving	—	1,300	8,467	—	1,300	8,467	9,767	(1,400)	2011	45
1851 Richardson	TX	Memorycare/assistedliving	—	600	10,584	—	600	10,584	11,184	(1,624)	2011	45
1938 San Antonio	TX	Memorycare/assistedliving	—	3,949	13,484	—	3,949	13,484	17,433	(1,930)	2011	45
1853 Annandale	VA	Memorycare/assistedliving	—	6,699	14,935	—	6,699	14,935	21,634	(2,083)	2011	45
1654 Fairfax	VA	Memorycare/assistedliving	—	6,249	11,185	—	6,249	11,185	17,434	(1,827)	2011	40
0877 Slidell	LA	Surgicalhospital	—	1,490	22,034	—	1,490	20,934	22,424	(4,799)	2006	40
2201 Dallas	TX	Medical office building	—	1,043	25,841	61	1,043	25,901	26,944	(1,053)	2014	35

Total			$—	$646,322	$4,980,315	$18,575	$646,322	$4,991,761	$5,638,083	$(1,019,821)

(1)
At December 31, 2015, the tax basis of the Company's net real estate assets is less than the reported amounts by approximately $4 billion (unaudited).

        A summary of activity for real estate and accumulated depreciation follows (in thousands):

	Year ended December 31,
	2015	2014	2013
Real estate:
Balances at beginning of year	$5,851,942	$5,840,417	$5,837,905
Acquisition of real estate and development and improvements	173,478	28,050	2,512
Disposition of real estate	(197,277)	(16,525)	—
Impairments	(55,039)	—	—
Balances associated with changes in reporting presentation(1)	(135,021)	—	—

Balances at end of year	$5,638,083	$5,851,942	$5,840,417

Accumulated depreciation:
Balances at beginning of year	$884,378	$662,567	$437,708
Depreciation expense	221,226	224,901	224,859
Disposition of real estate	(42,501)	(3,090)	—
Impairments	(10,459)	—	—
Balances associated with changes in reporting presentation(1)	(32,823)	—	—

Balances at end of year	$1,019,821	$884,378	$662,567

(1)
The balances associated with changes in reporting presentation represent real estate and accumulated depreciation related to fully depreciated assets written off and properties classified as held for sale.

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2016	December 31, 2015
ASSETS
Real estate:
Building and improvements	$5,085,993	$4,991,761
Land	652,590	646,322
Accumulated depreciation	(1,102,349)	(1,019,821)

Net real estate	4,636,234	4,618,262

Real estate and related assets held for sale, net	62,151	117,949
Cash and cash equivalents	2,648	6,058
Restricted cash	—	14,526
Intangible assets, net	219,016	224,408
Straight-line rent receivables, net	3,553	95,259
Other assets, net	17,163	17,172

Total assets	$4,940,765	$5,093,634

LIABILITIES AND PARENT COMPANY EQUITY
Tenant security deposits and deferred revenue	$5,311	$4,424
Accounts payable and accrued liabilities	1,133	1,716
Deferred tax liability	12,428	—

Total liabilities	18,872	6,140

Commitments and contingencies
Parent company equity:
Net parent investment	4,921,893	5,087,494

Total liabilities and parent company equity	$4,940,765	$5,093,634

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Revenues:
Rental and related revenues	$243,175	$287,318
Tenant recoveries	762	703

Total revenues	243,937	288,021

Costs and expenses:
Depreciation and amortization	93,991	124,114
Operating	2,024	1,892
General and administrative	9,228	15,519
Impairments	—	47,135

Total costs and expenses	105,243	188,660

Gain on sales of real estate	6,460	—
Other income, net	42	43

Total other income, net	6,502	43

Income before income taxes and income from equity method investment	145,196	99,404
Income tax expense	(12,841)	(395)
Income from equity method investment	—	27,866

Net income and comprehensive income	$132,355	$126,875

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(In thousands)

(Unaudited)

January 1, 2016	$5,087,494
Net income	132,355
Net distributions to parent	(297,956)

June 30, 2016	$4,921,893

January 1, 2015	$5,657,927
Net income	126,875
Net distributions to parent	(245,280)

June 30, 2015	$5,539,522

See accompanying Notes to the Combined Consolidated Financial Statements

Quality Care Properties, Inc.'s Predecessor

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net income	$132,355	$126,875
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	93,991	124,114
Amortization of market lease intangibles	15	15
Amortization of right of use assets	84	91
Straight-line rents	103	(52,674)
Settlement of Tranche A deferred rent obligation	91,605	—
Gain on sales of real estate	(6,460)	—
Rental and related revenues recharacterized to equity income	—	27,866
Income from equity method investment	—	(27,866)
Impairments	—	47,135
Deferred income tax expense	12,428	—
Changes in:
Other assets	(75)	176
Tenant security deposits and deferred revenue	887	78
Accounts payable and accrued liabilities	(583)	127

Net cash provided by operating activities	324,350	245,937

Cash flows from investing activities:
Acquisitions of real estate	(106,588)	(5)
Leasing costs and tenant and capital improvements	—	(43)
Proceeds from the sales of real estate	62,258	—
Decrease in restricted cash	14,526	—

Net cash used in investing activities	(29,804)	(48)

Cash flows from financing activities:
Net distributions to parent	(297,956)	(245,280)

Net cash used in financing activities	(297,956)	(245,280)

Net (decrease) increase in cash and cash equivalents	(3,410)	609
Cash and cash equivalents, beginning of period	6,058	1,894

Cash and cash equivalents, end of period	$2,648	$2,503

Supplemental cash flow information:
Income taxes paid	$340	$255

See accompanying Notes to the Combined Consolidated Financial Statements.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. Business

        On May 9, 2016, HCP, Inc. ("HCP"), announced its plan to spin off its HCR ManorCare, Inc. ("HCRMC") portfolio ("HCRMC Properties"), 28 other healthcare related properties ("non-HCRMC Properties," collectively the "Properties"), a deferred rent obligation ("DRO") due from HCRMC under a master lease agreement (the "Tranche B DRO") and an equity method investment in HCRMC (together the "QCP Business," "QCP's Predecessor" or the "Company") (formerly HCP SpinCo, Inc.'s Predecessor) to be controlled by a newly formed corporation, Quality Care Properties, Inc. ("QCP") (formerly known as HCP SpinCo, Inc.). QCP will be an independent, publicly-traded, self-managed and self-administered company. QCP will elect and intends to qualify as a real estate investment trust ("REIT"). The Properties consisted of 274 post-acute/skilled nursing properties, 62 memory care/assisted living properties, one surgical hospital and one medical office building across 30 states as of June 30, 2016.

        As of June 30, 2016, 310 of the 338 properties to be contributed to QCP were properties leased to HCRMC under a master lease agreement (as amended and supplemented from time to time, the "Master Lease"). The properties are leased on a triple-net basis to, and operated by, HCRMC through its indirect wholly owned subsidiary, HCR III Healthcare, LLC, as "Lessee." All of the Lessee's obligations under the Master Lease are guaranteed by HCRMC. The non-HCRMC Properties are leased to other national and regional operators and other tenants unaffiliated with HCRMC on a triple-net basis.

        To accomplish this separation, HCP created a newly formed corporation, QCP, to hold the QCP Business. QCP is currently a wholly owned subsidiary of HCP. HCP will transfer to certain subsidiaries of QCP the equity of entities that hold the Properties. HCP will effect the separation by means of a pro-rata distribution of all of the outstanding shares of QCP common stock to HCP stockholders of record as of the close of business on the record date (the "Spin-Off").

        To date, the Company has not conducted any business as a separate company, and QCP has no material assets or liabilities. Following the Spin-Off, QCP expects to operate as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code").

NOTE 2. Summary of Significant Accounting Policies

Principles of Combination and Consolidation and Basis of Presentation

        These accompanying unaudited combined consolidated financial statements have been prepared on a stand-alone basis and are derived from HCP's unaudited consolidated financial statements and underlying accounting records. The unaudited combined consolidated financial statements reflect the historical results of operations, financial position and cash flows of the QCP Business to be transferred to QCP by HCP and are presented as if the transferred business was the Company's business for all historical periods presented. Accordingly, the unaudited combined consolidated financial statements do not include all of the disclosures required by United States ("U.S.") generally accepted accounting principles ("GAAP") for a complete set of annual audited financial statements. Management is required to make estimates and assumptions in the preparation of financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2. Summary of Significant Accounting Policies (Continued)

results could differ from management's estimates. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered for a fair presentation of the Company's combined consolidated financial statements as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 have been included. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The accompanying unaudited interim financial information should be read in conjunction with the combined consolidated financial statements and notes thereto for the year ended December 31, 2015. The assets to be contributed and liabilities to be assumed, as presented in the accompanying combined consolidated financial statements, reflect HCP's historical carrying value of the assets and liabilities as of the financial statement date, consistent with accounting for spin-off transactions in accordance with GAAP. The combined consolidated financial statements have been prepared in conformity with GAAP for interim financial information and Article 10 of Regulation S-X of the Securities Exchange Commission ("SEC").

        The accompanying historical unaudited combined consolidated financial statements of the Company do not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been "carved out" from HCP's unaudited consolidated financial statements and reflect significant assumptions and allocations. The unaudited combined consolidated financial statements reflect that the Properties have been combined since the period of common ownership.

        All intercompany transactions have been eliminated in combination and consolidation. Since the Company does not represent one entity, a separate capital structure does not exist. As a result, the combined net assets of this group have been reflected in the combined consolidated financial statements as net parent investment.

        These unaudited combined consolidated financial statements include the attribution of certain assets and liabilities that have historically been held at the HCP corporate level, but are specifically identifiable or attributable to the Company. All transactions between HCP, its subsidiaries and the Company are considered to be effectively settled in the unaudited combined consolidated financial statements at the time the transaction is recorded. All payables and receivables with HCP and its consolidated subsidiaries, including notes payable and receivable, are reflected as a component of net parent investment. The total net effect of the settlement of these transactions is reflected as net distributions to parent in the combined consolidated statements of changes in parent company equity, net distributions to parent in the combined consolidated statements of cash flows as a financing activity and net parent investment in the combined consolidated balance sheets.

        The unaudited combined consolidated financial statements include expense allocations related to certain HCP corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on cash net operating income, property count, square footage or other measures. Corporate expenses of $4.3 million and $6.1 million were allocated to the Company during the six months ended June 30, 2016 and 2015, respectively, and have been included within general and administrative expenses in the unaudited combined consolidated statements of income and comprehensive income. All of the corporate cost allocations were deemed to have been

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2. Summary of Significant Accounting Policies (Continued)

incurred and settled through net parent investment in the period in which the costs were recorded. Following the Spin-Off, the Company will enter into a transaction services agreement with HCP to provide these functions for an interim period. Upon expiration of that agreement, the Company will use its own resources or purchased services.

        The unaudited combined consolidated financial statements reflect all related party transactions with HCP including intercompany transactions and expense allocations. No other related party transactions or relationships are reflected in the Company's unaudited combined consolidated financial statements.

        Management considers the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented. Accordingly, the unaudited combined consolidated financial statements herein do not necessarily reflect what the Company's financial position, results of operations or cash flows would have been if it had been a standalone company during the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

        The unaudited combined consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, the equity method investment and the consolidated Exchange Accommodation Titleholder ("EAT") variable interest entity ("VIE").

Recent Accounting Pronouncements

        In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 is intended to improve financial reporting by requiring timelier recognition of credit losses on loans and other financial instruments held by financial institutions and other organizations. ASU 2016-13 is effective for fiscal years, and interim periods within, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within, beginning after December 15, 2018. The Company is evaluating the impact of the adoption of ASU 2016-13 on January 1, 2020 to its combined consolidated financial position or results of operations.

        In March 2016, the FASB issued ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"). ASU 2016-08 is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. ASU 2016-08 is effective for fiscal years, and interim periods within, beginning after December 15, 2017. Early adoption is permitted at the original effective date of the new revenue standard (January 1, 2017). The Company is evaluating the impact of the adoption of ASU 2016-08 on January 1, 2018 to its combined consolidated financial position or results of operations.

        In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"). ASU 2015-16 simplifies the accounting for adjustments made to provisional amounts recognized in a business combination by requiring the acquirer to (i) recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined, (ii) record, in the same period, the effect on earnings of changes in depreciation, amortization, or other income

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2. Summary of Significant Accounting Policies (Continued)

effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and (iii) present separately or disclose the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. The Company adopted ASU 2015-16 on January 1, 2016; the adoption of which did not have a material impact on its combined consolidated financial position or results of operations.

        In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 requires amendments to both the VIE and voting interest entity ("VOE") consolidation accounting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify (a) the identification of variable interests (fees paid to a decision maker or service provider), (b) the VIE characteristics for a limited partnership or similar entity and (c) the primary beneficiary determination under the VIE model and (iii) eliminate the presumption within the current VOE model that a general partner controls a limited partnership or similar entity. ASU 2015-02 is effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. A reporting entity may apply the amendments in ASU 2015-02 using either a modified retrospective or retrospective method by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. The Company adopted ASU 2015-02 on January 1, 2016 using the modified retrospective method; the adoption of which did not have a material impact to its combined consolidated financial position or results of operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). This update changes the requirements for recognizing revenue. ASU 2014-09 provides guidance for revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date ("ASU 2015-14"). ASU 2015-14 defers the effective date of ASU 2014-09 by one year to fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted for annual periods, and interim periods within, beginning after December 15, 2016. The Company is evaluating the impact of the adoption of ASU 2014-09 on January 1, 2018 to its combined consolidated financial position or results of operations.

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02" or "ASC 842"). ASU 2016-02 supersedes the current accounting for leases. The new standard, while retaining two distinct types of leases, finance and operating, (i) requires lessees to record a right of use asset and a related liability for the rights and obligations associated with a lease, regardless of lease classification, and recognize lease expense in a manner similar to current accounting, (ii) eliminates current real estate specific lease provisions, (iii) modifies the lease classification criteria and (iv) aligns

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

many of the underlying lessor model principles with those in the new revenue standard (see Note 2). ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within. Early adoption is permitted. Entities are required to use a modified retrospective approach when transitioning to ASU 2016-02 for leases that exist as of or are entered into after the beginning of the earliest comparative period presented in the financial statements.

        The Company elected to early adopt ASU 2016-02, effective as of April 1, 2016 (the "Adoption"). The Adoption is a change in accounting principle and occurred subsequent to the issuance of the combined consolidated financial statements on June 17, 2016. The combined consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 reflect the period-specific effects of the Adoption. Accordingly, the Company's previously issued combined consolidated balance sheets as of December 31, 2015 and 2014 and its combined consolidated statements of operations and comprehensive (loss) income, changes in parent company equity and cash flows for the years ended December 31, 2015, 2014 and 2013 have been revised to reflect adjustments from the Adoption.

        Upon the Adoption, the Company elected a permitted practical expedient to use hindsight in determining the lease term under the new standard. The Adoption results in a material change to the accounting for the Company's Master Lease entered into by the Company and HCRMC in April 2011 upon the acquisition of the HCRMC Properties. Given the decline in HCRMC's performance subsequent to the 2011 acquisition (see Notes 4 and 6), it was concluded that the lease term (as defined by ASC 842) was shorter than originally determined at (i) the lease commencement date in April 2011 and (ii) the lease classification reassessment date in March 2015 when the Company and HCRMC amended the Master Lease (the "HCRMC Lease Amendment") (see Note 4). When applying hindsight, the lease classification reassessment in April 2011 resulted in the Master Lease being reclassified from a direct financing lease ("DFL") to an operating lease. When applying hindsight, the lease classification reassessment in March 2015 resulted in the Master Lease continuing to be classified as an operating lease. Under the transition guidance required by ASU 2016-02, the Master Lease, which was previously accounted for as a DFL, has been accounted for as an operating lease as of the earliest comparable period presented.

        Reclassification of the Master Lease to an operating lease and application of the lessee transition provisions from the Adoption resulted in the following direct effects to the combined consolidated balance sheets: (i) recognition of real estate assets and intangible assets underlying the Master Lease, net of depreciation and amortization, (ii) derecognition of the net investment in the DFL, (iii) derecognition of the net acquired below market lease intangible assets associated with favorable terms of ground leases for which the Company is the lessee and the recognition of right of use assets and associated lease liabilities, net of amortization, (iv) recognition of a straight-line rent receivable in accordance with the Company's accounting policies and (v) recognition of the resulting difference being recorded as a cumulative impact to parent company equity. In accounting for the Master Lease as an operating lease, the Company has recorded the following adjustments to its combined consolidated statements of income and comprehensive income: (i) derecognition of income from the DFL, (ii) recognition of rental and related revenues consistent with the Company's accounting policies and (iii) recognition of depreciation and amortization of the real estate assets and intangible assets over their estimated useful lives in accordance with the Company's accounting policies. In addition, the

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

Adoption resulted in the following indirect effects to the Company's combined consolidated financial statements: (i) recognition of real estate and related assets held for sale and real estate impairments (ii) derecognition of previousy recorded impairments of the DFL and recognition of an impairment charge of the straight-line rent receivable related to the Master Lease, (iii) adjustments to previously recorded impairments of the equity method investment in HCRMC (iv) recognition of gain on sale of real estate and (v) rental and related revenues instead of income from the DFL being recharacterized to equity income for the equity method investment in HCRMC. While the Company is primarily a lessor, it also considered the lessee transition and application requirements under ASU 2016-02.

        The financial statement line items as of June 30, 2016 that were affected by the Adoption follow (in thousands):

	If Classified as DFL	Adjustment	Notes	As Reported as Operating Lease
ASSETS
Real estate:
Building and improvements	$191,633	$4,894,360		$5,085,993
Land	14,147	638,443		652,590
Accumulated depreciation	(67,844)	(1,034,505)		(1,102,349)

Net real estate	137,936	4,498,298	(a)	4,636,234

Real estate and related assets held for sale, net	—	62,151	(b)	62,151
Net investment in direct financing lease	5,107,180	(5,107,180)	(c)	—
Cash and cash equivalents	2,648	—		2,648
Intangible assets, net	16,539	202,477	(a)(d)	219,016
Straight-line rent receivables, net	—	3,553	(e)	3,553
Other assets, net	7,764	9,399	(d)(e)	17,163

Total assets	$5,272,067	$(331,302)		$4,940,765

LIABILITIES AND PARENT COMPANY EQUITY
Tenant security deposits and deferred revenue	$5,311	$—		$5,311
Accounts payable and accrued liabilities	1,133	—		1,133
Deferred tax liability	12,428	—		12,428

Total liabilities	18,872	—		18,872

Commitments and contingencies
Parent company equity:
Net parent investment	5,253,195	(331,302)	(f)	4,921,893

Total liabilities and parent company equity	$5,272,067	$(331,302)		$4,940,765

(a)
Reflects the recognition of real estate and intangible assets underlying the Master Lease, net of depreciation, amortization and impairments (see Note 5).

(b)
Reflects the impact of classifying real estate and related assets as assets held for sale, net (see Note 5).

(c)
Reflects the derecognition of the net investment in the DFL.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

(d)
Reflects the derecognition of intangible assets, net of $13.0 million associated with favorable terms of leases acquired for which the Company is a lessee and recognition of right of use assets, net of $13.0 million (see Note 8).

(e)
Reflects the adjustment to record a straight-line rent receivable and reclassification of the historical straight-line rent receivable balance related to the 28 non-HCRMC Properties from other assets, net to straight-line rent receivables, net.

(f)
Reflects the cumulative direct and indirect effects from the Adoption.

        The financial statement line items for the six months ended June 30, 2016 that were affected by the Adoption follow (in thousands):

	If Classified as DFL	Adjustment	Notes	As Reported as Operating Lease
Revenues:
Income from direct financing lease	$229,511	$(229,511)	(a)	$—
Rental and related revenues	13,725	229,450	(b)(d)	243,175
Tenant recoveries	762	—		762

Total revenues	243,998	(61)		243,937

Costs and expenses:
Depreciation and amortization	2,935	91,056	(c)	93,991
Operating	2,024	—		2,024
General and administrative	9,228	—		9,228

Total costs and expenses	14,187	91,056		105,243

Other income:
Gain on sales of real estate	—	6,460	(e)	6,460
Other income, net	42	—		42

Total other income, net	42	6,460		6,502

Income before income taxes and income from and impairments of equity method investment	229,853	(84,657)		145,196
Income tax expense	(12,841)	—		(12,841)

Net income and comprehensive income	$217,012	$(84,657)		$132,355

(a)
Reflects the derecognition of income from the DFL.

(b)
Reflects the recognition of rental and related revenues (see Note 4).

(c)
Reflects depreciation and amortization of real estate and intangible assets over their estimated useful lives (see Note 7).

(d)
Reflects the impact of rental and related revenues recharacterized (eliminated) related to the Company's proportional ownership share in HCRMC (see Note 4).

(e)
Reflects recognition of gain on sale of real estate (see Note 5).

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3. Adoption of Accounting Standards Codification Topic 842, Leases (Continued)

        The financial statement line items for the six months ended June 30, 2015 that were affected by the Adoption follow (in thousands):

	If Classified as DFL	Adjustment	Notes	As Reported as Operating Lease
Revenues:
Income from direct financing lease	$291,658	$(291,658)	(a)	$—
Rental and related revenues	13,779	273,539	(b)(e)	287,318
Tenant recoveries	703	—		703

Total revenues	306,140	(18,119)		288,021

Costs and expenses:
Depreciation and amortization	2,940	121,174	(c)	124,114
Operating	1,892	—		1,892
General and administrative	11,519	4,000	(d)	15,519
Impairments	478,464	(431,329)	(d)	47,135

Total costs and expenses	494,815	(306,155)		188,660

Other income, net	43	—		43

(Loss) income before income taxes and income from equity method investment	(188,632)	288,036		99,404
Income tax expense	(395)	—		(395)
Income from equity method investment	27,986	(120)	(e)	27,866

Net (loss) income and comprehensive (loss) income	$(161,041)	$287,916		$126,875

(a)
Reflects the derecognition of income from the DFL.

(b)
Reflects the recognition of rental and related revenues (see Note 4).

(c)
Reflects depreciation and amortization of real estate and intangible assets over their estimated useful lives (see Note 7).

(d)
Reflects adjustment to eliminate previously recorded impairments of the DFL, including a $4.0 million reclassification to general and administrative expense related to lease modification costs, offset by the recognition of an impairment charge of $47.1 million on real estate assets (see Note 4).

(e)
Reflects the derecognition of the DFL income previously recharacterized (eliminated) offset by rental and related revenues recharacterized (eliminated), related to the Company's proportional ownership share in HCRMC (see Note 4).

NOTE 4. Operating Leases

        The Company acquired 334 post-acute/skilled nursing and memory care/assisted living properties in its 2011 transaction with HCRMC and entered into the Master Lease supported by a guaranty from HCRMC. The HCRMC Properties are divided into four pools, as described within the Master Lease, with initial lease terms of 13 to 17 years. HCRMC has the option to renew leases by pool whereby all properties within a pool must be renewed. The renewal terms vary by subpools within each pool and range from five to 17 years.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4. Operating Leases (Continued)

        During the three months ended March 31, 2015, the Company and HCRMC agreed to market for sale the real estate and operations associated with 50 non-strategic properties under the Master Lease. HCRMC receives an annual rent reduction under the Master Lease based on 7.75% of the net sales proceeds received by the Company. In March 2015, the Company recognized an impairment charge of $47.1 million related to the 50 non-strategic properties to be sold. The impairment was based on expected cash flows amounting to the projected sales prices. Projected sales prices in active markets are considered a Level 2 input in the fair value measurement hierarchy.

        On March 29, 2015, certain subsidiaries of the Company entered into an amendment to the Master Lease effective April 1, 2015 (the "HCRMC Lease Amendment"). The HCRMC Lease Amendment reduced initial annual rent by a net $68 million from $541 million to $473 million. Commencing on April 1, 2016, the minimum rent escalation was reset to 3.0% for each lease year through the expiration of the initial term of each applicable pool of properties. Prior to the HCRMC Lease Amendment, rent payments would have increased 3.5% on April 1, 2015 and 2016 and 3.0% annually thereafter. The initial term was extended five years to an average of 16 years, and the extension options' aggregate terms remained the same. See Note 10 for commitments for capital additions.

        As consideration for the rent reduction, the Company received a DRO from the Lessee equal to an aggregate amount of $525 million, which was allocated into two tranches: (i) a Tranche A DRO of $275 million and (ii) a Tranche B DRO of $250 million (together the "DROs"). The DROs are considered minimum rental payments and are included in the calculation of straight-line rent. The Lessee made rental payments on the Tranche A DRO equal to 6.9% of the outstanding amount (representing $19 million for the initial lease year) until the entire Tranche A DRO was paid in full in March 2016 in connection with the nine property purchases discussed below. Commencing on April 1, 2016, until the Tranche B DRO is paid in full, the outstanding principal balance of the Tranche B DRO will be increased annually by (i) 3.0% initially, (ii) 4.0% commencing on April 1, 2019, (iii) 5.0% commencing on April 1, 2020 and (iv) 6.0% commencing on April 1, 2021 and annually thereafter for the remainder of its term. The Tranche B DRO is due and payable on the earlier of (i) certain capital or liquidity events of HCRMC, including an initial public offering or sale, or (ii) March 31, 2029, which is not subject to any extensions. The HCRMC Lease Amendment also imposes certain restrictions on the Lessee and HCRMC until the Tranche B DRO is paid in full, including with respect to the payment of dividends and the transfer of interest in HCRMC.

        Additionally, HCRMC agreed to sell, and the Company agreed to purchase, nine post-acute/skilled nursing properties for an aggregate purchase price of $275 million (see Note 5). The Company acquired seven properties during the year ended December 31, 2015 for $183.4 million, the proceeds of which were used to settle a portion of the Tranche A DRO, and reduce the straight-line rent receivable. During the first quarter of 2016, the Company completed the remaining two of the nine post-acute/skilled nursing property purchases from HCRMC for $91.6 million, which settled the remaining portion of the Tranche A DRO and reduced the straight-line rent receivable. Following the purchase of a property, the Lessee leases such property from the Company pursuant to the Master Lease. The nine properties initially contribute an aggregate of $19 million of annual rent (subject to escalation) under the Master Lease.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4. Operating Leases (Continued)

        On April 20, 2015, the U.S. Department of Justice ("DOJ") unsealed a previously filed complaint in the U.S. District Court for the Eastern District of Virginia against HCRMC and certain of its affiliates in three consolidated cases following a civil investigation arising out of three lawsuits filed by former employees of HCRMC under the qui tam provisions of the federal False Claims Act. The DOJ's complaint in intervention is captioned United States of America, ex rel. Ribik, Carson, and Slough v. HCR ManorCare, Inc., ManorCare Inc., HCR ManorCare Services, LLC and Heartland Employment Services, LLC (Civil Action Numbers: 1:09cv13; 1:11cv1054; 1:14cv1228 (CMH/TCB)). The complaint alleges that HCRMC submitted claims to Medicare for therapy services that were not covered by the skilled nursing facility benefit, were not medically reasonable and necessary, and were not skilled in nature, and therefore not entitled to Medicare reimbursement. In June 2016, the court approved the parties' joint discovery plan, which provides for discovery to be completed by February 2017. The court has not yet issued a scheduling order setting forth dates for summary judgment motions, other pre-trial motions or a trial date. While this litigation is at an early stage and HCRMC has indicated that it believes the claims are unjust and it will vigorously defend against them, a significant adverse judgment against HCRMC or significant settlement obligation could impact the Company's collection of the contractual rent payments under the Master Lease.

        As part of the Company's fourth quarter 2015 review process, it assessed the collectability of all contractual rent payments under the Master Lease. The Company's evaluation included, but was not limited to, consideration of: (i) the continued decline in HCRMC's operating performance and fixed charge coverage ratio during the second half of 2015, with the most significant deterioration occurring during the fourth quarter, (ii) the reduced growth outlook for the post-acute/skilled nursing business and (iii) HCRMC's 2015 audited financial statements. The Company determined that the timing and amounts owed under the Master Lease were no longer reasonably assured as of December 31, 2015. As a result, the Company placed the Master Lease on nonaccrual status and utilizes the cash basis method of accounting beginning January 1, 2016, in accordance with its policies.

        As a result of placing the Master Lease on nonaccrual status, the Company further evaluated the carrying amount of its straight-line rent receivables as of December 31, 2015. Due to the significant decline in HCRMC's fixed charge coverage ratio in the fourth quarter of 2015, combined with a lower growth outlook for the post-acute/skilled nursing business, the Company determined that it was probable that its straight-line rent receivables were impaired and an allowance for straight-line rent receivables was recognized as of December 31, 2015. An impairment charge of $180.3 million related to the straight-line rent receivables was recorded, net of $17.2 million that was recharacterized as equity income as result of the Company's ownership interest in HCRMC. The impairment charge was recorded in impairments, net in the combined consolidated statement of income and comprehensive income for the year ended December 31, 2015.

        As of June 30, 2016, the straight-line rent receivables, net balance was $3.6 million.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4. Operating Leases (Continued)

        The Company recognized HCRMC rental and related revenues and HCRMC equity income as follows (in thousands):

	Six Months Ended June 30,
	2016	2015
Cash rental and related revenues from HCRMC	$229,450	$248,865
Non-cash rental and related revenues from HCRMC	—	52,540

Total rental and related revenues from HCRMC	$229,450	$301,405

Rental and related revenues recharacterized to equity income(1)	$—	$27,866
Equity income from HCRMC	—	—

Total equity income from HCRMC	$—	$27,866

(1)
In December 2015, the Company reduced the carrying amount of its equity investment in HCRMC to zero, and beginning January 1, 2016, equity income will be recognized only if cash distributions are received from HCRMC; as a result, the Company will no longer recharacterize (eliminate) its proportional ownership share of rental and related revenues from HCRMC to income from equity method investment (see Note 6).

        The non-HCRMC Properties are leased to other national and regional operators and other tenants unaffiliated with HCRMC on a triple-net basis. These operating leases expire between years 2019 and 2025 with renewal options of five years or greater. Only one of the non-HCRMC Properties contains variable lease payments structured as a percentage of gross revenues once a gross revenue threshold is exceeded.

        At the conclusion of the respective leases, the Company expects to lease the Properties at then current market rates.

NOTE 5. Acquisitions and Dispositions of Real Estate

Acquisitions

        During the six months ended June 30, 2016, the Company completed the remaining two of the nine post-acute/skilled nursing property purchases from HCRMC for $91.6 million. The proceeds of which were used to settle the remaining portion of the Tranche A DRO (see Note 4). The purchase price was allocated $86.4 million to real estate and $5.2 million to intangible assets, with no goodwill recognized.

        Additionally, during the six months ended June 30, 2016, the Company acquired a memory care/assisted living property for $15.0 million. The property was developed by HCRMC and was added to the Master Lease. The purchase price was allocated $14.1 million to real estate and $0.9 million to intangible assets, with no goodwill recognized.

        One of the three acquisitions during the six months ended June 30, 2016 (the "acquired property") was structured as a reverse like-kind exchange pursuant to Section 1031 of the Internal Revenue Code (a "reverse 1031 exchange"). As of June 30, 2016, the Company had not completed the reverse 1031

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 5. Acquisitions and Dispositions of Real Estate (Continued)

exchange and as such, the acquired property remained in the possession of an EAT. The EAT was classified as a VIE as it is a thinly capitalized entity. The Company consolidates the EAT because it is the primary beneficiary as it has the ability to control the activities that most significantly impact the EAT's economic performance. The property held by the EAT is reflected as real estate with a carrying value of $33.7 million as of June 30, 2016. As of December 31, 2015, the EAT held property reflected as real estate with a carrying value of $27.1 million, for which the Company closed on the property in the first quarter of 2016.

Dispositions

        During the three months ended March 31, 2015, the Company and HCRMC agreed to market for sale the real estate and operations associated with 50 non-strategic properties that were under the Master Lease (see Note 4). During the six months ended June 30, 2016, the Company completed 11 of these sales for $62.2 million, resulting in a gain on sales of $6.5 million for the six months ended June 30, 2016 and bringing the total sold to 33 through August 9, 2016. Of the 17 remaining non-strategic properties, seven are expected to be sold by the end of 2016 and 10 are expected to be sold in the first quarter of 2017. Contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 properties.

Real Estate and Related Assets Held for Sale

        The 17 remaining non-strategic properties not yet sold as of June 30, 2016 were classified as held for sale, net.

        The major classes of assets classified as real estate and related assets held for sale, net are as follows

	June 30, 2016	December 31, 2015
Real estate:
Building and improvements	$59,288	$113,275
Land	10,898	21,746
Accumulated depreciation	(16,957)	(32,823)

Net real estate	53,229	102,198

Intangible assets, net	3,291	5,976
Straight-line rent receivables, net	5,631	9,775

Real estate and related assets held for sale, net	$62,151	$117,949

NOTE 6. Equity Method Investment

        The Company owns an approximately 9% equity interest in HCRMC that, although it does not have the ability to exercise significant influence over, is accounted for under the equity method of accounting due to HCRMC maintaining specific ownership accounts. Beginning on January 1, 2016,

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6. Equity Method Investment (Continued)

equity income is recognized only if cash distributions are received from HCRMC. See Note 4 regarding the Company's Master Lease and the DOJ's complaint against HCRMC.

        HCRMC has been classified as a VIE as it is a "thinly capitalized" entity that relies on operating cash flows generated primarily from its post-acute/skilled nursing and memory care/assisted living properties to fund operating expenses, including rent obligations under the Master Lease (see Note 4). The Company has determined that it is not the primary beneficiary of and does not consolidate HCRMC because it does not have the ability to control the activities that most significantly impact its economic performance.

        As of June 30, 2016, the Company has not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its unconsolidated VIEs, including circumstances in which it could be exposed to further losses (e.g., cash shortfalls). The Company's maximum loss exposure as a result of the Company's involvement with HCRMC, including the net real estate assets, real estate and related assets held for sale, intangible assets, net, straight-line rent receivables, net, right of use assets, net and the equity method investment at June 30, 2016, was $4.8 billion, which was equal to their aggregate carrying values as of June 30, 2016. The Company's maximum loss exposure may be mitigated by leasing the underlying properties to new tenants upon an event of default.

        During year ended December 31, 2015, the Company concluded that its equity investment in HCRMC was other-than-temporarily impaired and recorded impairments of $35.9 million, reducing its carrying value to zero. The impairment determination primarily resulted from the Company's review of HCRMC's operating results and market industry data which, among other factors, showed a declining trend in admissions from hospitals and continuing negative trends in patient mix and length of stay driven by Medicare Advantage and other Managed Care plans.

        The following table summarizes HCRMC's consolidated financial information (in millions):

	June 30, 2016	December 31, 2015
Real estate and other property, net	$2,582.6	$2,628.5
Cash and cash equivalents	174.4	125.0
Goodwill, intangible and other assets, net	4,518.5	4,598.3

Total assets	$7,275.5	$7,351.8

Debt and financing obligations	$5,775.0	$5,836.4
Accounts payable, accrued liabilities and other	1,001.9	982.9
Redeemable preferred stock	2.1	2.1
Total equity(1)	496.5	530.4

Total liabilities and equity	$7,275.5	$7,351.8

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6. Equity Method Investment (Continued)

	Six Months Ended June 30,
	2016	2015
Revenues	$1,942.2	$2,081.5
Operating, general and administrative expense	(1,688.6)	(1,782.1)
Depreciation and amortization expense	(65.1)	(71.3)
Interest expense	(230.2)	(220.2)
Other income, net	8.3	4.9
Loss on disposal of assets	(2.6)	—
Impairment	(6.0)	—

(Loss) income from continuing operations before income tax benefit (expense)	(42.0)	12.8

Income tax benefit (expense)	8.2	(5.6)

(Loss) income from continuing operations	(33.8)	7.2
Income from discontinued operations, net of taxes	—	(6.0)

Net (loss) income(2)	$(33.8)	$1.2

(1)
The carrying value of the Company's equity method investment differs from its calculated share of HCRMC's total equity by $44.7 million and $47.7 million as of June 30, 2016 and December 31, 2015, respectively, related to a basis difference primarily allocated to goodwill and net intangibles, real estate and deferred tax assets.

(2)
The Company's equity method investment in HCRMC is accounted for using the equity method and results in an elimination of rental revenue proportional to HCP's ownership in HCRMC. The elimination of the respective proportional lease expense at the HCRMC level in substance resulted in $27.9 million of rental revenue that was recharacterized to the Company's share of earnings from HCRMC (income from equity method investment) for the six months ended June 30, 2015. Beginning in January 2016, income is recognized only if cash distributions are received from HCRMC; as a result, the Company no longer recharacterizes (eliminates) its proportional ownership share of rental revenue to income from equity method investment.

NOTE 7. Intangible Assets

        Gross intangible assets, comprised of lease-up intangibles and above market tenant lease intangibles, were $331.4 million and $325.3 million as of June 30, 2016 and December 31, 2015, respectively. At June 30, 2016 and December 31, 2015, the accumulated amortization of intangible assets was $112.4 million and $100.9 million, respectively.

NOTE 8. Other Assets

        The Company's other assets, net consisted of the following (in thousands):

	June 30, 2016	December 31, 2015
Right of use assets, net	$12,951	$13,036
Other	4,212	4,136

Total other assets, net	$17,163	$17,172

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 8. Other Assets (Continued)

        Accumulated amortization of the right of use assets was $0.9 million and $0.8 million at June 30, 2016 and December 31, 2015, respectively. For the six months ended June 30, 2016, operating expenses include $0.1 million from the amortization of the right of use assets.

NOTE 9. Tenant Security Deposits and Deferred Revenue

        The Company's tenant security deposits and deferred revenue consisted of the following (in thousands):

	June 30, 2016	December 31, 2015
Tenant security deposits	$4,643	$3,737
Deferred revenue	668	687

Total tenant security deposits and deferred revenue	$5,311	$4,424

NOTE 10. Commitments and Contingencies

Legal Proceedings

        From time to time, the Company is a party to legal proceedings, lawsuits and other claims that arise in the ordinary course of the Company's business. Except as described below, the Company is not aware of any other legal proceedings or claims that it believes may have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition, results of operations or cash flows. The Company's policy is to expense legal costs as they are incurred.

        On May 9, 2016, a purported stockholder of HCP filed a putative class action complaint, Boynton Beach Firefighters' Pension Fund v. HCP, Inc., et al., Case No. 3:16-cv-01106-JJH, in the U.S. District Court for the Northern District of Ohio against HCP, certain of its officers, HCRMC, and certain of its officers, asserting violations of the federal securities laws. The suit asserts claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and alleges that HCP made certain false or misleading statements relating to the value of and risks concerning its investment in HCRMC by allegedly failing to disclose that HCRMC had engaged in billing fraud, as alleged by the DOJ in a pending suit against HCRMC arising from the False Claims Act. The DOJ lawsuit against HCRMC is described in greater detail in Note 4. As the Boynton Beach action is in its early stages and a lead plaintiff has not yet been named, the defendants have not yet responded to the complaint. HCP believes the suit to be without merit and intends to vigorously defend against it.

        On June 16, 2016 and July 5, 2016, purported stockholders of HCP filed two derivative actions, respectively Subodh v. HCR ManorCare Inc., et al., Case No. 30-2016-00858497-CU-PT-CXC and Stearns v. HCR ManorCare, Inc., et al., Case No. 30-2016-00861646-CU-MC-CJC, in the Superior Court of California, County of Orange, against certain of HCP's current and former directors and officers and HCRMC. HCP is named as a nominal defendant. Both derivative actions allege that the defendants engaged in various acts of wrongdoing, including, among other things, breaching fiduciary duties by publicly making false or misleading statements of fact regarding HCRMC's finances and prospects, and failing to maintain adequate internal controls. As the Subodh and Stearns actions are in the early stages, the defendants are in the process of evaluating the suits and have not yet responded to the complaints.

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10. Commitments and Contingencies (Continued)

        On June 9, 2016, HCP received a letter from a private law firm, acting on behalf of its client, a purported stockholder of HCP, asserting substantially the same allegations made in the Subodh and Stearns matters discussed above. The letter demands that HCP's Board of Directors take action to assert HCP's rights. The Board of Directors is in the process of evaluating the demand letter.

        It is expected that, pursuant to a separation and distribution agreement that QCP and HCP expect to enter into in connection with the completion of the Spin-Off: (i) any liability arising from or relating to legal proceedings involving the assets to be owned by QCP will be assumed by QCP and that QCP will indemnify HCP and its subsidiaries (and its respective directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings, and (ii) HCP will agree to indemnify QCP (including its subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving HCP's real estate investment business prior to the Spin-Off and its retained properties. HCP is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its business, which will be subject to the indemnities to be provided by HCP to QCP.

Commitments for Capital Additions

        Under the terms of the Master Lease, the Company is required through April 1, 2019, upon the Lessee's request, to provide the Lessee an amount to fund Capital Additions Costs (as defined in the Master Lease) approved by the Company, in the Company's reasonable discretion. Such an amount may not exceed $100 million in the aggregate ("Capital Addition Financing") and the Company is not obligated to advance more than $50 million in Capital Addition Financing in any single lease year. In connection with any Capital Addition Financing, the minimum rent allocated to the applicable property will be increased by an amount equal to the product of: (i) the amount disbursed on account of the Capital Addition Financing for the applicable property times (ii) at the time of any such disbursement, the greater of (a) 7.75% and (b) 500 basis points in excess of the then current 10-year Treasury Rate. Any such Capital Addition Financing shall be structured in a REIT tax-compliant fashion. The Company has not provided any funding towards the Capital Additions Costs as of June 30, 2016.

NOTE 11. Income Taxes

        HCP acquired the HCRMC Properties in 2011 through an acquisition of a C Corporation, which was subject to federal and state built-in gain tax, if any of the assets were sold within 10 years, of up to $2 billion. At the time, HCP intended to hold the assets for at least 10 years, at which time the assets would no longer be subject to the built-in gain tax.

        In December 2015, the U.S. Federal Government passed legislation which reduced the holding period, for federal tax purposes, to five years. HCP satisfied the five year holding period requirement in April 2016. In June 2016, the U.S. Treasury issued proposed regulation that would change the holding period back to 10 years, but effective only for conversion transactions after August 9, 2016. As currently proposed, these regulations will not impact the HCRMC Properties, as the HCRMC conversion transaction occurred on April 7, 2011.

        However, certain states still require a 10-year holding period and, as such, the assets are still subject to state built-in gain tax. As of March 31, 2016, HCP determined that it may sell assets during

Quality Care Properties, Inc.'s Predecessor

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11. Income Taxes (Continued)

the next five years and, therefore, recorded a deferred tax liability. The Company calculated the deferred tax liability related to the state built-in-gain tax using the separate return method. The Company recorded a deferred tax liability of $12.4 million representing its estimated exposure to state built-in gain tax. The deferred tax liability as of June 30, 2016 was $12.4 million.

NOTE 12. Concentration of Credit Risk

        Concentrations of credit risk arise when one or more tenants or operators related to the Company's investments are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its portfolio to assess potential concentrations of risks.

        Assets related to HCRMC represented 97% of the Company's total assets as of June 30, 2016 and 2015. The Company derived 94% and 95% of its total revenues from its lease with HCRMC for the six months ended June 30, 2016 and 2015, respectively.

        To mitigate the credit risk of leasing properties to certain post-acute/skilled nursing and memory care/assisted living tenants and operators, leases are often combined into portfolios that contain cross-default terms, so that if a tenant or operator of any of the properties in a portfolio defaults on its obligations under its lease, the Company may pursue its remedies under the lease with respect to any of the properties in the portfolio. Certain portfolios also contain terms whereby the net operating profits of the properties are combined for the purpose of securing the funding of rental payments due under each lease.

NOTE 13. Subsequent Events

        The Company has evaluated subsequent events through August 9, 2016, the date on which the unaudited combined consolidated financial statements were issued.

        On August 3, 2016, the Company entered into an employment agreement with Mark Ordan pursuant to which he will serve as the Company's Chief Executive Officer following the completion of the Spin-Off (the "Ordan Employment Agreement"). The Ordan Employment Agreement will become effective as of the completion of the Spin-Off and will expire on the fourth anniversary of the completion of the Spin-Off or an earlier termination of Mr. Ordan's employment. The Ordan Employment Agreement provides that Mr. Ordan will receive an annual base salary of $0.8 million and will be eligible to receive a target annual cash performance bonus equal to 250% of his base salary. The Ordan Employment Agreement also provides that, beginning in 2017, Mr. Ordan will be eligible to receive annual equity award grants that have a target value equal to 250% of his annual base salary and are subject to time-based and performance-based vesting criteria determined by the Company's compensation committee. The Ordan Employment Agreement provides that on or promptly following the completion of the Spin-Off, Mr. Ordan will receive a one-time equity award grant that is expected to consist of restricted stock units relating to 1,000,000 shares of the Company's common stock and options to purchase 8,000,000 shares of our common stock. The Ordan Employment Agreement provides that, upon the completion of the Spin-Off, Mr. Ordan will receive a one-time completion cash bonus of $3.0 million, the after-tax proceeds of which will be used to purchase fully-vested warrants to acquire shares of our common stock at a purchase price equal to 25% of the exercise price of the warrants.